UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 5, 2025 (December 3, 2025)

Warner Bros. Discovery, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34177

Delaware	35-2333914
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

230 Park Avenue South

New York, New York 10003

(Address of principal executive offices, including zip code)

212-548-5555

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Series A Common Stock	WBD	Nasdaq Global Select Market
4.302% Senior Notes due 2030	WBDI30, WBDI30A	Nasdaq Global Market
4.693% Senior Notes due 2033	WBDI33, WBDI33A	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On December 4, 2025, Warner Bros. Discovery, Inc., a Delaware corporation (“WBD”), Netflix, Inc., a Delaware corporation (“Netflix”), Nightingale Sub, Inc., a Delaware corporation and wholly owned subsidiary of Netflix (“Merger Sub”), and New Topco 25, Inc., a newly formed Delaware corporation and wholly owned subsidiary of WBD (“NewCo”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms of which, among other things, (i) a newly formed Delaware corporation and wholly owned subsidiary of NewCo will merge with and into WBD (the “Holdco Merger”) in accordance with Section 251(g) of the General Corporation Law of the State of Delaware, with WBD surviving as a wholly owned subsidiary of NewCo and with the stockholders of WBD immediately prior to the effective time of the Holdco Merger becoming the stockholders of NewCo at and immediately following the effective time of the Holdco Merger, and (ii) following an internal reorganization and the separation and distribution of WBD’s Global Linear Networks business and certain other assets as further described below, as a result of which WBD will hold the Streaming & Studios businesses of WBD (the “Retained Business”), Merger Sub will merge with and into WBD, with WBD surviving as a wholly owned subsidiary of Netflix (the “Merger”). For the avoidance of doubt, all references to WBD with respect to a matter occurring after the completion of the Holdco Merger will be deemed to be references to NewCo.

The boards of directors of WBD and Netflix have unanimously approved the Merger Agreement, including the Merger and the other transactions contemplated thereby, and the board of directors of WBD has resolved to recommend that WBD’s stockholders approve the Merger and adopt the Merger Agreement.

Separation and Distribution

Prior to the consummation of the Merger, WBD and a newly formed subsidiary of WBD (“SpinCo”) will enter into a Separation and Distribution Agreement substantially in the form attached to the Merger Agreement (the “Separation and Distribution Agreement”), pursuant to which WBD will, among other things, engage in an internal reorganization, including the Holdco Merger, whereby it will transfer to SpinCo its Global Linear Networks business (subject to certain deviations set forth on a schedule to the Separation and Distribution Agreement) and certain other assets, and SpinCo will assume from WBD certain liabilities associated with such business (the “Separation”). WBD will retain the Retained Business, and all other assets and liabilities not transferred to SpinCo, including WBD’s Streaming & Studios businesses (subject to certain deviations set forth on a schedule to the Separation and Distribution Agreement). Following the Separation and prior to the Merger, WBD will distribute all of the issued and outstanding common stock of SpinCo to the holders of outstanding shares of WBD common stock, par value $0.01 per share (the “WBD Common Stock”), on a pro rata basis (the “Distribution”) in accordance with the terms and subject to the conditions of the Separation and Distribution Agreement, which may be effected pursuant to a merger in which a wholly owned subsidiary of WBD is merged with and into WBD.

In connection with the Holdco Merger, NewCo will assume sponsorship of WBD stock plans and all WBD equity awards thereunder will be converted to NewCo equity awards, which will be further adjusted or converted in connection with the Separation and the Distribution (as described under Form of Employee Matters Agreement below). All references below to WBD equity awards herein will be deemed to be references to NewCo equity awards.

In connection with the transactions contemplated by the Separation and Distribution Agreement, WBD and SpinCo will enter into certain additional agreements, including an Employee Matters Agreement, an Intellectual Property Matters Agreement, a Tax Matters Agreement and a Transition Services Agreement (each as defined in the Merger Agreement and substantially in the form attached to the form of the Separation and Distribution Agreement), which will govern certain rights, responsibilities and obligations of WBD and SpinCo, respectively, with respect to the subject matter applicable therein in connection with the Separation and the Distribution. WBD and/or Netflix will also enter into certain commercial arrangements with SpinCo prior to the consummation of the Merger.

At the effective time of the Distribution, WBD will use commercially reasonable efforts to cause the net debt of SpinCo to equal a specified amount of indebtedness, which may be reduced by WBD in its sole discretion, resulting in a dollar-for-dollar reduction to the price per share of WBD Common Stock payable by Netflix at the effective time of the Merger (the “Effective Time”) (such reduction, the “Net Debt Adjustment”).

Merger Agreement

Effect on Capital Stock

Following the consummation of the Separation and the Distribution, at the Effective Time, subject to the terms and conditions of the Merger Agreement, each share of WBD Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of WBD Common Stock to be canceled in accordance with the Merger Agreement or as to which appraisal rights have been properly exercised) shall be converted into the right to receive (i) an amount in cash equal to $23.25, without interest (the “Cash Consideration”), and (ii) such number of validly issued, fully paid and nonassessable shares of common stock of Netflix, par value $0.001 per share (the “Buyer Common Stock”) equal to the Exchange Ratio (“Stock Consideration” and together with the Cash Consideration, the “Merger Consideration”), plus cash in lieu of any fractional shares to which such share would otherwise be entitled. The “Exchange Ratio” will be determined based on the per share volume-weighted average trading price of Buyer Common Stock for the fifteen (15) consecutive trading days ending on (and including) the trading day that is three (3) trading days prior to the closing date of the Merger (the “Average Buyer Stock Price”), and which will be (x) 0.0376, if the Average Buyer Stock Price is equal to or greater than $119.67, (y) the quotient obtained by dividing $4.50 by the Average Buyer Stock Price if the Average Buyer Stock Price is greater than $97.91 but less than $119.67 and (z) 0.0460, if the Average Buyer Stock Price is less than or equal to $97.91, in each case, subject to any Net Debt Adjustment.

Treatment of Equity Awards

Pursuant to the Merger Agreement, at the Effective Time, each outstanding option to purchase shares of WBD Common Stock granted under any WBD stock plan (a “WBD Option”) that is (x) by its terms vested as of the Effective Time or (y) held by a former employee or service provider of WBD (each, a “Vested WBD Option”), in each case, with an exercise price per share of WBD Common Stock that is less than the sum (rounded to the nearest four decimals) of (1) the Cash Consideration plus (2) an amount in cash equal to the product obtained by multiplying (x) the Exchange Ratio by (y) the Average Buyer Stock Price (the “Merger Consideration Value”), will be canceled in consideration for the right to receive the Merger Consideration (or, for any individual who holds any WBD equity award assumed and adjusted by SpinCo in accordance with the Employee Matters Agreement (each, a “SpinCo Award Holder”), the cash value thereof) in respect of the number of whole and partial shares of WBD Common Stock equal to (i) the product obtained by multiplying (A) the number of shares of WBD Common Stock subject to such Vested WBD Option immediately prior to the Effective Time, and (B) the excess of the Merger Consideration Value over the exercise price per share of WBD Common Stock subject to such Vested WBD Option, divided by (ii) the Merger Consideration Value (the “Net WBD Shares”) as if each Net WBD Share were one share of WBD Common Stock issued and outstanding immediately prior to the Effective Time.

At the Effective Time, each WBD Option that is outstanding and unexercised immediately prior to the Effective Time and that is not a Vested WBD Option (an “Unvested WBD Option”) with an exercise price per share of WBD Common Stock that is less than the Merger Consideration Value will be assumed by Netflix and automatically converted into the contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the excess of the Merger Consideration Value over the per-share exercise price for such Unvested WBD Option, by (ii) the total number of shares of WBD Common Stock subject to such Unvested WBD Option immediately prior to the Effective Time (the “Unvested WBD Option Consideration”), with such Unvested WBD Option Consideration remaining subject to the same terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and timing and form of payment) that applied to the corresponding Unvested WBD Option immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement or for other administrative or ministerial changes as in the reasonable and the good faith determination of Netflix are appropriate to conform the administration of the Unvested WBD Option Consideration amounts and are not adverse to the holders) with respect to receipt of the Unvested WBD Option Consideration.

At the Effective Time, each WBD Option with an exercise price per share of WBD Common Stock that is equal to or greater than the Merger Consideration Value will be canceled without any cash payment or other consideration being made in respect thereof.

At the Effective Time, each award of restricted stock units corresponding to shares of WBD Common Stock granted pursuant to any WBD stock plan, including performance restricted stock units (a “WBD RSU”) that is vested in accordance with its terms as of the Effective Time or that is held by a non-employee member of the board of directors of WBD (each, a “Vested WBD RSU”), will be canceled and converted into the right to receive the Merger Consideration (or, for SpinCo Award Holders, the cash value thereof) with respect to each share of WBD Common Stock underlying such Vested WBD RSU.

At the Effective Time, each WBD RSU that is outstanding immediately prior to the Effective Time and that is not a Vested WBD RSU (each, an “Unvested WBD RSU”) will be assumed by Netflix and automatically converted into the contingent right to receive an amount in cash, without interest, equal to the product of (i) the Merger Consideration Value, multiplied by (ii) the total number of shares of WBD Common Stock subject to such Unvested WBD RSU immediately prior to the Effective Time (the “Unvested WBD RSU Consideration”), with such Unvested WBD RSU Consideration remaining subject to the same terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and timing and form of payment) that applied to the corresponding Unvested WBD RSU immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement or for other administrative or ministerial changes as in the reasonable and the good faith determination of Netflix are appropriate to conform the administration of the Unvested WBD RSU Consideration amounts and are not adverse to the holders) with respect to receipt of the Unvested WBD RSU Consideration.

At the Effective Time, the total number of shares of WBD Common Stock that are subject to each Unvested WBD RSU that remains subject to performance-based vesting conditions as of the Effective Time will be determined by assuming, in respect of such WBD RSU, achievement at the greater of (x) target performance and (y) actual performance extrapolated through the end of the applicable performance period based on actual performance through the closing date of the Merger, determined by the board of directors of WBD or a committee thereof in good faith and consistent with past practice.

At the Effective Time, each deferred stock unit of WBD (a “WBD DSU”) that is outstanding immediately prior to the Effective Time will be assumed by Netflix and automatically converted into a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (A) the Merger Consideration Value by (B) the number of shares of WBD Common Stock subject to such WBD DSU immediately prior to the Effective Time (the “WBD DSU Consideration”), with such WBD DSU Consideration remaining subject to the same terms and conditions that applied to the corresponding WBD DSU immediately prior to the Effective Time (including with respect to timing of payment).

At the Effective Time, each notional investment unit with respect to shares of WBD Common Stock (a “WBD Notional Unit”) subject to WBD’s Non-Employee Directors Deferral Plan and WBD’s Supplemental Retirement Plan (each, a “WBD DC Plan”) that is outstanding immediately prior to the Effective Time will be assumed by Netflix and automatically converted into a notional unit with respect to a number of shares of Buyer Common Stock (a “Buyer Notional Unit”) equal to the product obtained by multiplying (A) the Equity Award Exchange Ratio by (B) the number of shares of WBD Common Stock subject to such WBD Notional Unit immediately prior to the Effective Time, with each such Buyer Notional Unit remaining subject to the same terms and conditions that applied to the corresponding WBD Notional Unit immediately prior to the Effective Time (including with respect to timing and form of payment), as set forth in the applicable WBD DC Plan, provided that WBD Notional Units held by SpinCo Award Holders will settle in cash. The “Equity Award Exchange Ratio” is determined by summing (i) the Exchange Ratio plus (ii) the fraction obtained by dividing the Cash Consideration by the Average Buyer Stock Price.

Representation and Warranties; Certain Covenants

The Merger Agreement contains customary representations and warranties of both WBD (relating to the Retained Business) on the one hand, and Netflix and Merger Sub, on the other hand, in each case generally subject to materiality qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of WBD, including covenants relating to conducting the Retained Business in the ordinary course consistent with past practice and to refrain from taking certain actions without Netflix’s consent, covenants not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with such alternative transactions and, subject to certain exceptions, covenants to recommend that WBD’s stockholders approve the Merger and adopt the Merger Agreement (such recommendation, the “WBD Recommendation”). The Merger Agreement also provides for customary pre-closing covenants of Netflix, including certain actions that Netflix must refrain from taking without WBD’s consent.

Prior to the adoption of the Merger Agreement by WBD’s stockholders, the board of directors of WBD may, in response to an unsolicited third-party acquisition proposal received after the date of the Merger Agreement, withdraw, qualify, modify or propose publicly to do the foregoing with respect to the WBD Recommendation, or approve, recommend or otherwise declare advisable a Company Superior Proposal (as defined in the Merger Agreement), or cause WBD to terminate the Merger Agreement, subject to complying with notice requirements and other specified processes in the Merger Agreement, including giving Netflix the opportunity to propose revisions to the terms of the transactions contemplated by the Merger Agreement during a match right period, and paying Netflix the Company Termination Fee (as defined below) prior to or substantially concurrently with such termination.

WBD and Netflix have agreed to use their respective reasonable best efforts to take all actions necessary, proper or advisable under applicable laws to consummate the Merger as promptly as practicable after the date of the Merger Agreement, including to obtain the required regulatory approvals for the Merger, and Netflix has agreed, if required to resolve or eliminate any impediments or objections that may be asserted with respect to the Merger, to certain commitments relating thereto.

Closing Conditions

Consummation of the Merger is subject to the satisfaction or waiver of certain customary conditions, including, among others, (i) the consummation of the Separation and Distribution in all material respects in accordance with the principal terms of the Separation and Distribution Agreement, (ii) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of WBD Common Stock entitled to vote (the “WBD Stockholder Approval”) at a meeting of WBD’s stockholders duly called and held for such purpose (the “WBD Stockholder Meeting”), (iii) the authorization for listing on NASDAQ upon official notice of issuance of the shares of Buyer Common Stock issuable to the holders of shares of WBD Common Stock pursuant to the Merger Agreement and the effectiveness of a registration statement on Form S-4 with respect thereto, (iv) the expiration or termination of the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of certain other mandatory waiting periods or receipt of certain other clearances or affirmative approvals of certain other governmental bodies, agencies or authorities and (v) the absence of any law or order, issued by a court or governmental entity of competent jurisdiction, restraining, enjoining, prohibiting or preventing the consummation of the Merger. Each of WBD’s and Netflix’s obligations to consummate the Merger is also subject to certain other conditions, including, among others, the compliance with pre-closing covenants by and accuracy of the representations and warranties of WBD (on the part of Netflix), on the one hand, and Netflix and Merger Sub (on the part of WBD), on the other hand (in each case, subject to certain qualifications) and the absence of certain changes that have had, or would reasonably be expected to have, a material adverse effect with respect to Netflix and the Retained Business of WBD, respectively. The consummation of the Merger is not subject to a financing condition.

Termination Rights and Fees

The Merger Agreement also provides for certain mutual termination rights. Subject to certain limitations, the Merger Agreement may be terminated by either Netflix or WBD (i) by mutual written consent, (ii) if the WBD Stockholder Meeting concludes without obtaining the WBD Stockholder Approval, (iii) if any governmental entity of competent jurisdiction issues, enacts, enforces or enters any order permanently enjoining or prohibiting the consummation of the Merger, and such order becomes final and non-appealable or (iv) subject to certain limitations, if the Effective Time has not occurred on or before 11:59 p.m., Eastern time, on March 4, 2027 (the “End Date”), subject to two automatic three (3)-month extensions if on both such dates all of the closing conditions, except those related to regulatory approvals and governmental orders, have been satisfied or waived. In addition, (x) the Merger Agreement may be terminated by Netflix (1) due to certain breaches by WBD of its representations, warranties and covenants contained in the Merger Agreement, subject to certain cure rights, or (2) if prior to the WBD Stockholder Meeting, the board of directors of WBD effects a change in the WBD Recommendation, and (y) the Merger Agreement may be terminated by WBD (A) due to certain breaches by Netflix of its representations, warranties and covenants contained in the Merger Agreement, subject to certain cure rights or (B) if prior to the WBD Stockholder Meeting, WBD determines to enter into a definitive agreement providing for a Superior Proposal.

If, prior to receipt of WBD Stockholder Approval, (i) the Merger Agreement is terminated by WBD in order to enter into a definitive agreement providing for a Superior Proposal, (ii) the Merger Agreement is terminated by Netflix because the board of directors of WBD has changed its recommendation that WBD stockholders adopt the Merger Agreement, (iii) the Merger Agreement is terminated by Netflix or WBD as a result of the WBD Stockholder Approval having not been obtained and, immediately prior to the WBD Stockholder Meeting, Netflix would have been entitled to terminate the Merger Agreement because the board of directors of WBD has changed its recommendation that WBD stockholders adopt the Merger Agreement or (iv) (x) after the date of the Merger Agreement, an acquisition proposal is publicly proposed or publicly disclosed prior to the WBD Stockholder Meeting (a “WBD Qualifying Transaction”), (y) the Merger Agreement is terminated (1) by Netflix or WBD as a result of the WBD Stockholder Approval having not been obtained or (2) by Netflix as a result of a willful breach by WBD of its covenants in the Merger Agreement and (z) concurrently with or within twelve (12) months after such termination, WBD (1) consummates a WBD Qualifying Transaction or (2) enters into a definitive agreement providing for a WBD Qualifying Transaction, then WBD will be obligated to pay Netflix a fee equal to $2,800,000,000 (the “Company Termination Fee”).

If the Merger Agreement is terminated by WBD or Netflix (i) if the Effective Time has not occurred prior to the End Date due to the closing conditions related to regulatory approvals and governmental orders not being satisfied, but all other closing conditions have been satisfied or waived (or have not been satisfied due to a breach by Netflix or Merger Sub of their obligations under the Merger Agreement) or (ii) due to an antitrust or foreign regulatory injunction permanently prohibiting the closing of the Merger, then Netflix will be obligated to pay WBD a termination fee equal to $5,800,000,000 in cash.

The Merger Agreement also provides that each party may seek to compel the other parties to specifically perform their obligations under the Merger Agreement.

Form of Separation and Distribution Agreement

In addition to the matters described above, the Separation and Distribution Agreement will provide that the Distribution is subject to satisfaction (or waiver by WBD in its sole and absolute discretion) of certain conditions. WBD will have the sole and absolute discretion to determine (and change, subject to prior written notice to, and under certain circumstances consent of, Netflix) the terms of the Separation and the Distribution and to determine whether to proceed with the Separation and the Distribution.

The Separation and Distribution Agreement will also set forth certain other covenants and agreements between WBD and SpinCo related to the Separation and the Distribution, including provisions concerning the termination and settlement of intercompany accounts and financing or refinancing certain indebtedness. The Separation and Distribution Agreement will also set forth certain covenants and agreements that govern certain aspects of the relationship between WBD and SpinCo following the Distribution, including provisions with respect to release of claims and indemnification.

Form of Employee Matters Agreement

In connection with the Separation and the Distribution, WBD and SpinCo will enter into the Employee Matters Agreement to allocate liabilities and responsibilities relating to employment matters, employee compensation and benefit plans and programs and other related matters. The Employee Matters Agreement will also govern the treatment of WBD equity awards that are outstanding as of the Separation and the Distribution.

Pursuant to the Employee Matters Agreement, at the time of the Distribution, subject to certain exceptions, (i) each outstanding WBD equity award held by a current or former employee of WBD will be adjusted to reflect the impact of the Distribution such that the intrinsic value of such award is maintained, and (ii) each outstanding WBD equity award held by (a) a current or former SpinCo employee and granted prior to calendar year 2026 or (b) a member of the WBD board, will be converted into a SpinCo equity award and an adjusted WBD equity award that together have the same aggregate intrinsic value as the original WBD equity award from which they were converted. All adjusted WBD equity awards and SpinCo equity awards resulting from such conversion shall otherwise be subject to the same terms and conditions after the Distribution as were applicable to such WBD equity awards prior to the Distribution, except that any performance criteria that applied to a WBD equity award granted prior to 2026 shall be deemed to be satisfied as provided in the Employee Matters Agreement.

Form of Intellectual Property Matters Agreement

In connection with the Separation and the Distribution, WBD and SpinCo will enter into the Intellectual Property Matters Agreement, pursuant to which WBD and SpinCo and their respective affiliates will license the use of certain intellectual property, including certain cross-licenses for patents, software and other shared intellectual property (excluding content) to facilitate the continued use of shared intangible assets by each party and a 180-day trademark wind-up license to permit each party to wind up usage of the other party’s trademarks.

Form of Tax Matters Agreement

In connection with the Separation and Distribution, WBD and SpinCo will enter into the Tax Matters Agreement, which will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, including taxes incurred in connection with the Separation and Distribution and the transactions contemplated by the Merger Agreement.

Form of Transition Services Agreement

In connection with the Separation and the Distribution, WBD and SpinCo will enter into the Transition Services Agreement, pursuant to which WBD and SpinCo and their respective affiliates will provide to each other, on an interim, transitional basis, various services intended to support business continuity, facilitate operational integration, and ensure an efficient and orderly transition of responsibilities, systems and processes following the consummation of the Separation and the Distribution. Such services will include, among others, technology and operations (including IT, infrastructure, enterprise systems and media technology & operations), benefits, payroll, finance, legal, procurement, marketing, content operations, streaming technology, and other corporate services, and will be provided for in detail in schedules to the Transition Services Agreement.

Description of Merger Agreement Not Complete

The foregoing description of the Merger Agreement, including the forms of agreements attached as exhibits thereto, and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, including the forms of agreements attached as exhibits thereto, which is attached as Exhibit 2.1 hereto and is incorporated herein by reference.

The Merger Agreement, including the forms of agreements attached as exhibits thereto, has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about Netflix, WBD, NewCo or SpinCo. The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for purposes of the Merger Agreement, as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement and the parties expressly identified as third-party beneficiaries thereto, as applicable (except as expressly provided therein), are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and are subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Except as expressly provided in the Merger Agreement, stockholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements therein or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Netflix’s and WBD’s respective public disclosures.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 3, 2025, the compensation committee of WBD’s board of directors (the “Compensation Committee”) adopted a transaction bonus program (the “Transaction Bonus Program”), the purpose of which is both to recognize and incentivize the contributions of selected key employees, which may include WBD’s executive officers other than its Chief Executive Officer, to the success of the Merger, as well as to secure and encourage the continued employment of such employees through the consummation of the Separation and the Distribution and/or the Merger. Under the Transaction Bonus Program, designated employees may receive a cash bonus from a pool of $38.7 million. The Compensation Committee will determine all individual award amounts under the Transaction Bonus Program to any executive officer of WBD. For employees who will support the SpinCo business following the Separation (“New Company Employees”), individual award amounts, which will not exceed 150% of each recipient’s base salary, will only be payable, subject to such recipient’s continued employment through the consummation of the Merger. For certain New Company Employees, including any such employee who is an executive officer, individual award amounts will be determined in consultation with Netflix.

Important Information about the Transaction and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between WBD and Netflix (the “proposed transaction”). In connection with the proposed transaction, Netflix intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC and WBD intends to file a proxy statement with the SEC. WBD also intends to file a registration statement for a newly formed subsidiary (“Discovery Global”), which is contemplated to own certain assets and businesses of WBD not being acquired by Netflix in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) as well as other filings containing information about WBD and Netflix, without charge, at the SEC’s website, https://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by WBD will be made available on WBD’s investor relations website at https://ir.wbd.com. Free copies of documents filed with the SEC by Netflix will be made available on Netflix’s investor relations website at https://ir.netflix.net.

Participants in the Solicitation

WBD and Netflix and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of WBD is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, under the heading “Executive Officers of Warner Bros. Discovery, Inc.,” and its definitive proxy statement filed with the SEC on April 23, 2025, under the heading “Proposal 1: Election of Directors.” Information about the directors and executive officers of Netflix is set forth in its definitive proxy statement filed with the SEC on April 17, 2025, under the headings “Our Board of Directors” and “Our Company Executive Officers.” Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available.

Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between WBD and Netflix constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of WBD and Netflix and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (3) the risk that WBD stockholders may not approve the proposed transaction, (4) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (5) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (6) the final allocation of indebtedness between WBD and Discovery Global in connection with the Separation and the Distribution could reduce the consideration for the proposed transaction, (7) risks related to potential litigation brought in connection with the proposed transaction, (8) the risk that the integration of the businesses will be more difficult, time consuming or costly than expected, (9) risks related to financial community and rating agency perceptions of each of WBD and Netflix and its business, operations, financial condition and the industry in which it operates, (10) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (11) failure to realize the benefits expected from the proposed transaction, (12) effects of the announcement, pendency or completion of the proposed transaction on the ability of WBD or Netflix to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally, (13) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (14) negative effects of the announcement or the consummation of the proposed transaction on the market price of WBD and/or Netflix common stock, (15) risks relating to the value of the shares of Netflix common stock to be issued in the proposed transaction and uncertainty as to the long-term value of Netflix common stock, (16) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Netflix’s operations after the consummation of the proposed transaction and on the other conditions to the completion of the proposed transaction, (17) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction, (18) the risk that Discovery Global, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms, (19) the risk that Discovery Global may be unable to achieve some or all of the benefits that WBD expects Discovery Global to achieve as an independent, publicly-traded company, (20) the risk that Discovery Global may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of WBD, (21) the risk that Discovery Global will incur significant indebtedness in connection with the Separation and the Distribution, and the degree to which it will be leveraged following completion of the Separation and the Distribution may materially and adversely affect its business, financial condition and results of operations, (22) the ability to obtain or consummate financing or refinancing related to the proposed transaction or the Separation and the Distribution upon acceptable terms or at all and (23) management’s response to any of the aforementioned factors. Discussions of additional risks and uncertainties are contained in WBD’s and Netflix’s filings with the SEC and will be contained in the Form S-4, containing a proxy statement/prospectus, to be filed by Netflix in connection with the proposed transaction and the registration statement to be filed by Discovery Global in connection with the Separation and the Distribution. Neither WBD nor Netflix is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Item 9.01	Financial Statements and Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated December 4, 2025, among Warner Bros. Discovery, Inc., Netflix, Inc., Nightingale Sub, Inc. and New Topco 25, Inc.*

101	Inline XBRL Instance Document - the instance document does not appear in the Interactive Date File because its XBRL tags are embedded within the Inline XBRL document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 5, 2025	WARNER BROS. DISCOVERY, INC.

	By:	/s/ Gunnar Wiedenfels
	Name:	Gunnar Wiedenfels
	Title:	Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

WARNER BROS. DISCOVERY, INC.,

NEW TOPCO 25, INC.,

NETFLIX, INC.

and

NIGHTINGALE SUB, INC.

Dated as of December 4, 2025

-i-

-ii-

-iii-

ANNEXES AND EXHIBITS

Annex A	Certain Definitions
Exhibit A	Form of Separation and Distribution Agreement

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 4, 2025, is entered into by and among Warner Bros. Discovery, Inc., a Delaware corporation (“Company”), Netflix, Inc., a Delaware corporation (“Buyer”), Nightingale Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Buyer (“Merger Sub”), and New Topco 25, Inc., a Delaware corporation and a wholly owned Subsidiary of the Company (“New Company” and, together with the Company, Buyer and Merger Sub, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, prior to the Closing Date and following the receipt of the Company Stockholder Approval, the Company will effect or cause to be effected the following internal restructuring transactions, in the following order: (i) the Company will assign to the New Company, and will cause the New Company to assume, all of the Company’s rights, obligations and responsibilities under this Agreement and provide written notice to Buyer and the New Company of such assignment and assumption and thereupon the New Company will, among other things, replace the Company as a constituent corporation in the Merger and the New Company and Merger Sub will be, for all purposes under the General Corporation Law of the State of Delaware (the “DGCL”), the only constituent corporations in the Merger, and the New Company will be the Surviving Corporation in the Merger (the “New Company Substitution”), (ii) immediately following the New Company Substitution, the Company, as the sole stockholder of the New Company, will execute and deliver a written consent in accordance with Section 228 of the DGCL approving the Merger and adopting this Agreement (the “New Company Stockholder Consent”), (iii) immediately following execution and delivery of the New Company Stockholder Consent, the Company will cause a new Delaware corporation formed by the New Company to merge with and into the Company (the “Holdco Merger”), in accordance with Section 251(g) of the DGCL, with the Company surviving as a wholly owned Subsidiary of the New Company and with the stockholders of the Company immediately prior to the effective time of the Holdco Merger becoming the stockholders of the New Company at and following the effective time of the Holdco Merger, and (iv) effective immediately following the Holdco Merger, the New Company will cause the Company to convert into a Delaware limited liability company (the “Company Conversion” and, together with the Holdco Merger, the “Holdco Reorganization”);

WHEREAS, the Holdco Reorganization is intended to qualify as a reorganization pursuant to Section 368(a)(1)(F) of the Code;

WHEREAS, the New Company will not have any rights or obligations under this Agreement prior to the effectiveness of the completion of the Holdco Reorganization, and, upon the effectiveness of the completion of the Holdco Reorganization, all of the rights and obligations of the Company under this Agreement will be deemed to have been novated, assigned to, assumed by and vested in the New Company;

WHEREAS, on or prior to the Closing Date but following the Holdco Reorganization, the Company and Spinco (as defined in the Separation and Distribution Agreement) will enter into a Separation and Distribution Agreement, substantially in the form attached hereto as Exhibit A (as may be amended, restated or otherwise modified in accordance with the terms thereof, the “Separation and Distribution Agreement”), pursuant to which, among other things, the Spinco Business (as defined in the Separation and Distribution Agreement) will be separated from the Company Business (as defined in the Separation and Distribution Agreement) and the capital stock of Spinco will be distributed to the stockholders of the Company in the Distribution;

WHEREAS, the Company, Buyer and Merger Sub desire to effect the acquisition of the Company by Buyer through the merger of Merger Sub with and into the Company, with the Company surviving the merger as the surviving corporation (the “Merger”), in accordance with the DGCL, and each share of common stock, par value $0.01 per share, of the Company (“Company Stock”) being converted into the right to receive (i) an amount in cash equal to the Per Share Cash Amount, without interest (such amount, the “Cash Consideration”) and (ii) such number (including fractions thereof) of validly issued, fully paid and nonassessable shares of Buyer Common Stock equal to the Exchange Ratio (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), upon the terms and subject to the conditions set forth herein;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that the terms of this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein and (iv) resolved to recommend that the Company’s stockholders approve the Merger and adopt this Agreement (the “Company Recommendation”) and directed that this Agreement be submitted to the holders of Company Stock for their adoption;

WHEREAS, the board of directors of the New Company (the “New Company Board”) has (i) determined that the terms of this Agreement and the Transactions, including the Merger, are fair to, and in the best interests of, the New Company and its stockholder(s), (ii) determined that it is in the best interests of the New Company and its stockholder(s) and declared it advisable to enter into this Agreement, (iii) approved the execution and delivery by the New Company of this Agreement, the performance by the New Company of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein and (iv) resolved to recommend that the New Company’s stockholder(s) approve the Merger and adopt this Agreement and directed that this Agreement be submitted to the stockholder(s) of the Company for their adoption;

WHEREAS, the board of directors of Buyer (the “Buyer Board”) has (i) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger and the issuance of shares of Buyer Common Stock pursuant to the Merger and this Agreement (the “Buyer Share Issuance”), are fair to, and in the best interests of, Buyer and its stockholders, (ii) determined that it is in the best interests of Buyer and its stockholders and declared it advisable to enter into this Agreement, and (iii) approved the execution and delivery by Buyer of this Agreement, the performance by Buyer of its covenants and agreements contained herein and the consummation of the transactions contemplated by this Agreement, including the Merger and the Buyer Share Issuance, upon the terms and subject to the conditions set forth herein;

WHEREAS, (i) the board of directors of Merger Sub has approved this Agreement and determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub and Buyer, its sole stockholder, and (ii) Buyer, in its capacity as the sole stockholder of Merger Sub, has approved the Merger and adopted this Agreement; and

WHEREAS, Buyer, the Company and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties agree as set forth herein.

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate existence of Merger Sub will cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, the Surviving Corporation shall become a wholly owned Subsidiary of Buyer. The Merger shall have the effects provided in this Agreement and as specified in the DGCL.

Section 1.2 Closing. Subject to the provisions of this Agreement, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m. Eastern Time, remotely via electronic exchange of documents and signatures, no later than the second Business Day (the “Specified Date”) following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VII (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the Party entitled to waive such conditions), unless another date, time or place is agreed to in writing by Buyer and the Company (the date of the Closing, the “Closing Date”).

Section 1.3 Effective Time. On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger relating to the Merger (the “Certificate of Merger”), executed and acknowledged in accordance with the relevant provisions of the DGCL. The Merger shall become effective at the time that the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware, or at such later time as Buyer and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

Section 1.4 The Certificate of Incorporation of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company, as in effect as of immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until thereafter duly amended as provided therein or by applicable Law.

Section 1.5 The Bylaws of the Surviving Corporation. At the Effective Time, the bylaws of the Surviving Corporation shall be amended and restated to read in their entirety as the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter duly amended as provided therein or by applicable Law.

Section 1.6 Directors and Officers of the Surviving Corporation. From and after the Effective Time, until their successors have been duly elected or appointed and qualified, or until their earlier death, resignation, incapacity or removal: (i) the directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and (ii) the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

Section 1.7 Further Assurances. If, at any time after the Effective Time, the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Effect of the Merger on Capital Stock of the Company and Merger Sub. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Buyer or Merger Sub or any other Person:

(a) All shares of Company Stock that are owned, directly or indirectly, by Buyer, the Company (including shares held as treasury stock or otherwise) or Merger Sub immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(b) Each share of Company Stock issued and outstanding immediately prior to the Effective Time (other than shares (i) to be canceled in accordance with Section 2.1(a), and (ii) subject to the provisions of Section 2.4) shall be converted into the right to receive the Merger Consideration, subject to the provisions of this Article II.

(c) All shares of Company Stock converted into the Merger Consideration pursuant to this Section 2.1 shall automatically be canceled and shall cease to exist, and each holder of (i) a certificate that immediately prior to the Effective Time represented any such shares of Company Stock (a “Certificate”) or (ii) shares of Company Stock held in book-entry form (“Book-Entry Shares”) shall cease to have any rights with respect thereto, except (subject to Section 2.4) the right to receive the Merger Consideration, without interest, subject to compliance with the procedures set forth in Section 3.2.

(d) Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.2 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the earlier of (a) the Effective Time and (b) any termination of this Agreement in accordance with Section 8.1, the outstanding shares of Buyer Common Stock or Company Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period (in each case, other than the Distribution, except to account for changes in the number of outstanding shares of Company Stock, Company Options, Company RSUs, Company PRSUs, Company DSUs and Company Notional Units, as a result of the Distribution being consummated pursuant to a merger in accordance with Section 3.5 of the Separation and Distribution Agreement), then the Merger Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Buyer and the holders of Company Stock (including Company Options exercisable for Company Stock) the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.2 shall be construed to permit any Party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 2.3 Fractional Shares. No fractional shares of Buyer Common Stock shall be issued upon the conversion of Company Stock pursuant to Section 2.1, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Buyer Common Stock. All fractional shares to which a single record holder of Company Stock would be otherwise entitled to receive shall be aggregated and calculations shall be rounded to three (3) decimal places. In lieu of any such fractional shares, each holder of Company Stock that would otherwise be entitled to such fractional shares shall be entitled to be paid an amount in cash, without interest, rounded to the nearest cent, equal to the product of (a) such fractional part of a share of Buyer Common Stock and (b) the Average Buyer Stock Price. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Stock in lieu of any fractional share interests in Buyer Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Company Stock entitled to receive such cash.

Section 2.4 Appraisal Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock that are issued and outstanding immediately prior to the Effective Time (other than shares canceled in accordance with Section 2.1(a)) and that are held by any Person who is entitled to demand and has properly exercised appraisal rights in respect of such shares in accordance with Section 262 of the DGCL (“Appraisal Shares”) shall not be converted into the Merger Consideration as provided in Section 2.1, but rather the holders of Appraisal Shares shall be entitled to payment by the Surviving Corporation of the “fair value” of such Appraisal Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL, then the right of such holder to be paid the “fair value” of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the Merger Consideration as provided in Section 2.1. The Company shall provide prompt notice to Buyer of any demands received by the Company for appraisal of any shares of Company Stock, withdrawals of such demands and any other instruments served pursuant to Section 262 of the DGCL received by the Company. Buyer shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Buyer, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. The foregoing sentences in Section 2.4 shall not apply or be operative if the New Company does not deliver an appraisal rights notice prior to the Effective Time, except that any demand for appraisal that was properly delivered by a former holder of Company Stock in accordance with Section 262(d)(1) of the DGCL and in connection with the Company Stockholder Meeting, shall be deemed to a demand for appraisal with respect to a holder’s shares of New Company Stock and such shares of New Company Stock shall be deemed to be Appraisal Shares under the Merger Agreement and for purposes of Section 262 of the DGCL, provided that the holder thereof has complied with the other requirements of Section 262 of the DGCL prior to, at and following the Effective Time (collectively, a “Prior Company Appraisal Demand”). The New Company, in its capacity as the Surviving Corporation, shall deliver an appraisal rights notice to the stockholders of the New Company immediately prior to the effective time in accordance with Section 262(d)(2) of the DGCL. For the avoidance of doubt, any holder of New Company Stock that has properly delivered a Prior Company Appraisal Demand shall not be required to deliver a separate appraisal demand following the Effective Time.

ARTICLE III

DELIVERY OF MERGER CONSIDERATION; PROCEDURES FOR SURRENDER

Section 3.1 Exchange Agent. Prior to the Effective Time, Buyer shall enter into a customary exchange agreement with a nationally recognized bank or trust company designated by Buyer and reasonably acceptable to the Company (the “Exchange Agent”). Prior to the Effective Time, Buyer shall provide or shall cause to be provided to the Exchange Agent (i) cash in an aggregate amount sufficient to pay the Cash Consideration and (ii) shares of Buyer Common Stock sufficient in order for the Exchange Agent to distribute the aggregate Stock Consideration, and after the Effective Time, Buyer shall deposit with the Exchange Agent, as necessary from time to time, any dividends or distributions payable on such shares of Buyer Common Stock pursuant to Section 3.3 which had not theretofore been surrendered for exchange pursuant to Section 3.2 (such cash, shares of Buyer Common Stock and dividends or other distributions with respect thereto are collectively referred to as the “Exchange Fund”). Buyer shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 2.3. The Exchange Agent shall deliver the Merger Consideration to be issued pursuant to Section 2.1 out of the Exchange Fund. Except as provided in Section 3.8, the Exchange Fund shall not be used for any other purpose.

Section 3.2 Exchange Procedures.

(a) Certificates. Buyer shall cause the Exchange Agent to mail, as soon as reasonably practicable after the Effective Time and in any event not later than the fifth (5th) Business Day following the Closing Date, to each holder of record of a Certificate whose shares of Company Stock were converted into the Merger Consideration pursuant to Section 2.1, (x) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in customary form reasonably satisfactory to the Company) and (y) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Buyer, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor, and Buyer shall cause the Exchange Agent to pay and deliver in exchange therefor as promptly as practicable, (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Stock previously represented by such Certificate, (B) the number of shares of Buyer Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Certificate pursuant to Section 2.1(b) (after taking into account all other Certificates surrendered by such holder pursuant to this Section 3.2(a)), (C) any dividends or other distributions payable pursuant to Section 3.3(a) and (D) cash in lieu of fractional shares of Buyer Common Stock payable pursuant to Section 2.3, and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Stock that is not registered in the transfer records of the Company, payment may be made and shares may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Buyer that such Tax has been paid or is not applicable. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate.

(b) Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to this Article III. In lieu thereof, each holder of record of one (1) or more Book-Entry Shares whose shares of Company Stock were converted into the Merger Consideration pursuant to Section 2.1 shall automatically upon the Effective Time be entitled to receive, and Buyer shall cause the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, (A) cash in an amount equal to the Cash Consideration multiplied by the number of shares of Company Stock previously represented by such Book-Entry Shares, (B) the number of shares of Buyer Common Stock (which shall be in book-entry form unless a certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive in respect of such Book-Entry Shares pursuant to Section 2.1(b) (after taking into account all other Book-Entry Shares converted by such holder pursuant to this Section 3.2(b)), (C) any dividends or other distributions payable pursuant to Section 3.3(b) and (D) cash in lieu of fractional shares of Buyer Common Stock payable pursuant to Section 2.3, and the Book-Entry Shares of such holder shall forthwith be canceled. No interest shall be paid or accrue on any cash payable upon conversion of any Book-Entry Shares.

Section 3.3 Distributions with Respect to Unexchanged Shares.

(a) Certificates. No dividends or other distributions with respect to Buyer Common Stock with a record date after the Effective Time shall be paid to the holder of any Certificate formerly representing Company Stock, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.3, until the surrender of such Certificate in accordance with this Article III. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to the holder of the shares of Buyer Common Stock issued in exchange therefor, without interest, (A) at the time of delivery of such Buyer Common Stock by the Exchange Agent pursuant to Section 3.2(a), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Buyer Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such delivery of such Buyer Common Stock by the Exchange Agent pursuant to Section 3.2(a), and a payment date subsequent to such delivery of such Buyer Common Stock by the Exchange Agent pursuant to Section 3.2(a), payable with respect to such shares of Buyer Common Stock.

(b) Book-Entry Shares. Subject to applicable Law, there shall be paid to the holder of the shares of Buyer Common Stock issued in exchange for Book-Entry Shares in accordance with this Article III, without interest, (A) at the time of delivery of such Buyer Common Stock by the Exchange Agent pursuant to Section 3.2(b), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Buyer Common Stock and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such delivery by the Exchange Agent pursuant to Section 3.2(b), and a payment date subsequent to the time of such delivery by the Exchange Agent pursuant to Section 3.2(b), payable with respect to such shares of Buyer Common Stock.

Section 3.4 Full Satisfaction. The Merger Consideration issued and paid in accordance with the terms of this Article III upon the surrender of the Certificates (or immediately, in the case of the Book-Entry Shares) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of Company Stock (other than the right to receive dividends or other distributions, if any, in accordance with Section 3.3). After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates formerly representing shares of Company Stock are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article III.

Section 3.5 Undistributed Exchange Funds. Any portion of the Exchange Fund that remains undistributed to the former holders of Company Stock for one year after the Effective Time shall be delivered to the Surviving Corporation, upon demand, and any former holder of Company Stock who has not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation for payment of its claim for the Merger Consideration and any dividends or other distributions with respect to Buyer Common Stock as contemplated by Section 3.3.

Section 3.6 Abandoned Property, Escheat or Similar Laws. None of Buyer, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of Buyer Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by former holders of Company Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the fullest extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

Section 3.7 Lost Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Buyer, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Buyer or the Exchange Agent, the posting by such Person of a bond in reasonable and customary amount as Buyer or the Exchange Agent may direct, as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to Section 3.3 had such lost, stolen or destroyed Certificate been surrendered as provided in this Article III.

Section 3.8 Investment of Exchange Funds. The Exchange Agent shall invest the cash included in the Exchange Fund as directed by Buyer; provided, however, that no investment interest, gain or loss thereon shall affect the amounts payable to holders of Company Stock. Any interest or gains resulting from such investments shall be the sole and exclusive property of Buyer payable to Buyer upon its request, and no part of such interest or gains shall accrue to the benefit of holders of Company Stock; provided, further, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available). If for any reason (including investment losses) the cash in the Exchange Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Buyer shall promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

Section 3.9 Treatment of Equity Awards.

(a) As of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, the Company, Buyer or Merger Sub:

(i) Company Options.

(A) Each Company Option that is outstanding immediately prior to the Effective Time and that is (x) vested in accordance with all applicable terms as of the Effective Time or (y) that is held by a former employee or service provider of the Company (each, a “Vested Company Option”) shall be cancelled and converted into the right to receive the Merger Consideration in respect of the Net Company Shares underlying such Vested Company Option in accordance with Section 2.1(c) as if each of the Net Company Shares were one share of Company Stock issued and outstanding immediately prior to the Effective Time (the “Vested Company Option Consideration”), except as set forth in Section 3.9(a)(iv); provided, however, that if the exercise price per share of Company Stock of such Vested Company Option is equal to or greater than the Merger Consideration Value, such Vested Company Option shall be cancelled without any cash payment or other consideration being made in respect thereof.

(B) Each Company Option that is outstanding and unexercised immediately prior to the Effective Time and that is not a Vested Company Option (each, an “Unvested Company Option”) shall be assumed by Buyer and automatically converted into the contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (i) the excess, if any, of the Merger Consideration Value over the per-share exercise price for such Unvested Company Option, by (ii) the total number of shares of Company Stock subject to such Unvested Company Option immediately prior to the Effective Time (the “Unvested Company Option Consideration”); provided, however, that if the exercise price per share of Company Stock of such Unvested Company Option is equal to or greater than the Merger Consideration Value, such Unvested Company Option shall be cancelled without any cash payment or other consideration being made in respect thereof. Subject to the holder’s Continued Service through the applicable vesting dates, such Unvested Company Option Consideration shall vest and become payable at the same time as the Unvested Company Option from which such Unvested Company Option Consideration was converted would have vested and become exercisable pursuant to its terms and shall otherwise remain subject to the same terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and timing and form of payment) as were applicable to the underlying Unvested Company Option immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Buyer are appropriate to conform the administration of the Unvested Company Option Consideration amounts and are not adverse to such holders) with respect to their receipt of the Unvested Company Option Consideration.

(ii) Company RSUs.

(A) Each Company RSU that is outstanding immediately prior to the Effective Time and that is vested in accordance with all applicable terms as of the Effective Time or that is held by a non-employee member of the Company Board (each, a “Vested Company RSU”) shall be cancelled and converted into the right to receive the Merger Consideration with respect to each share of Company Stock underlying such Vested Company RSU pursuant to Section 2.1(c) (the “Vested Company RSU Consideration”), except as set forth in Section 3.9(a)(iv).

(B) Each Company RSU that is outstanding immediately prior to the Effective Time and that is not a Vested Company RSU (each, an “Unvested Company RSU”) shall be assumed by Buyer and automatically converted into the contingent right to receive an amount in cash, without interest, equal to (x) the product of (i) the Merger Consideration Value, multiplied by (ii) the total number of shares of Company Stock subject to such Company RSU immediately prior to the Effective Time (the “Unvested Company RSU Consideration”). Subject to the holder’s Continued Service through the applicable vesting dates, such Unvested Company RSU Consideration shall vest and become payable at the same time as the Unvested Company RSU from which such Unvested Company RSU Consideration was converted would have vested and been payable pursuant to its terms and shall otherwise remain subject to the same terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and timing and form of payment) as were applicable to the underlying Unvested Company RSU immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Buyer are appropriate to conform the administration of the Unvested Company RSU Consideration amounts and are not adverse to such holders) with respect to their receipt of the Unvested Company RSU Consideration.

(iii) Company PRSUs.

(A) Each Company PRSU that is outstanding immediately prior to the Effective Time and that is vested in accordance with all applicable terms as of the Effective Time (each, a “Vested Company PRSU”) shall be cancelled and converted into the right to receive the Merger Consideration with respect to each share of Company Stock underlying such Vested Company PRSU pursuant to Section 2.1(c) (with the number of shares of Company Stock subject to such Vested Company PRSU determined based on the attainment of the applicable performance measures at the actual level of performance by the Company Board or a committee thereof in the ordinary course of business and consistent with past practice) (the “Vested Company PRSU Consideration”), except as otherwise set forth in Section 3.9(a)(vi).

(B) Each Company PRSU that is outstanding immediately prior to the Effective Time and that is not a Vested Company PRSU (each, an “Unvested Company PRSU”) shall be assumed by Buyer and automatically converted into the contingent right to receive an amount in cash, without interest, equal to (x) the product of (i) the Merger Consideration Value, multiplied by (ii) the total number of shares of Company Stock subject to such Company PRSU immediately prior to the Effective Time (after taking into account the treatment of the applicable performance-vesting conditions in accordance with the last sentence of this Section 3.9(a)(iii)(B)) (the “Unvested Company PRSU Consideration”). Subject to the holder’s Continued Service through the applicable vesting dates, such Unvested Company PRSU Consideration shall vest and become payable at the same time as the Unvested Company PRSU from which such Unvested Company PRSU Consideration was converted would have vested and been payable pursuant to its terms and shall otherwise remain subject to the same terms and conditions (including any applicable terms relating to accelerated vesting upon qualifying terminations of employment and timing and form of payment) as were applicable to the underlying Unvested Company PRSU immediately prior to the Effective Time (except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Buyer are appropriate to conform the administration of the Unvested Company PRSU Consideration amounts and not adverse to such holders) with respect to their receipt of the Unvested Company PRSU Consideration. The performance-based vesting conditions applicable to any Company PRSU (1) for which the applicable performance period has been completed prior to the Effective Time shall be determined based on actual performance and (2) for which the applicable performance period has not been completed prior to the Effective Time shall be deemed to have been achieved at the greater of (I) target performance and (II) actual performance extrapolated through the end of the applicable performance period based on actual performance through the Closing Date, determined by the Company Board or a committee thereof in good faith and consistent with past practices, in each case, for purposes of the conversion set forth in this Section 3.9(a)(iii).

(iv) Company DSUs. Each Company DSU that is outstanding immediately prior to the Effective Time shall be assumed by Buyer and automatically converted into a right to receive an amount in cash, without interest, equal to the product obtained by multiplying (A) the Merger Consideration Value by (B) the number of shares of Company Stock subject to such Company DSU immediately prior to the Effective Time (the “Company DSU Consideration”). The Company DSU Consideration shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company DSU immediately prior to the Effective Time except as set forth in this Section 3.9(a)(iv) (including with respect to timing of payment).

(v) Company Notional Units. Each Company Notional Unit that is outstanding immediately prior to the Effective Time shall be assumed by Buyer and automatically converted into a notional unit with respect to a number of shares of Buyer Common Stock (a “Buyer Notional Unit”) equal to the product (rounded down to the nearest whole share) obtained by multiplying (A) the Equity Award Exchange Ratio by (B) the number of shares of Company Stock subject to such Company Notional Unit immediately prior to the Effective Time. Each such Buyer Notional Unit as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding Company Notional Unit immediately prior to the Effective Time (including with respect to timing and form of payment), as set forth in the applicable Company DC Plan, provided that Buyer Notional Units held by SpinCo Award Holders shall be settled in cash.

(vi) SpinCo Award Holders. Notwithstanding anything in this Agreement (including, without limitation, the foregoing subsections of Section 3.9) to the contrary, solely with respect to SpinCo Award Holders: (a) Vested Company Option Consideration shall instead be payable entirely in cash, without interest, such that each vested Company Option shall be cancelled and converted into the right to receive the Merger Consideration Value in respect of each Net Company Share underlying such Vested Company Option; (b) Vested Company RSU Consideration shall instead be payable entirely in cash, without interest, such that each Vested Company RSU shall be cancelled and converted into the right to receive the Merger Consideration Value with respect to each share of Company Stock underlying such Vested Company RSU; (c) Vested Company PRSU Consideration shall instead be payable entirely in cash, without interest, such that each vested Company PRSU shall be cancelled and converted into the right to receive the Merger Consideration Value with respect to each share of Company Stock underlying such Vested Company PRSU (with the number of shares of Company Stock subject to such Vested Company PRSU determined in accordance with Section 3.9(a)(iii)(A)).

(vii) Certain Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any appropriate committee thereof) and Buyer shall take all necessary action for the assumption, conversion, adjustment and payment of Unvested Company Options, Vested Company Options, Unvested Company RSUs, Vested Company RSUs, Unvested Company PRSUs, Vested Company PRSUs, Company DSUs and Company Notional Units as provided in this Section 3.9(a). Buyer shall reserve for future issuance a number of shares of Buyer Common Stock at least equal to the number of shares of Buyer Common Stock that will be subject to the Buyer Notional Units (excluding Buyer Notional Units held by SpinCo Award Holders that will be settled in cash). Not later than the Closing Date, Buyer shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Buyer Common Stock issuable upon settlement of each Buyer Notional Unit and shall distribute a prospectus relating to such Form S-8 (or other applicable form), and Buyer shall use reasonable best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as any of such awards remain outstanding.

(viii) Delivery of Vested Company Option Consideration, Vested Company RSU Consideration and Vested Company PRSU Consideration. Buyer shall (x) cause the Surviving Corporation to pay through the payroll system of the Surviving Corporation (to the extent applicable) to each holder, who is not a SpinCo Award Holder, of a Vested Company Option, Vested Company RSU and Vested Company PRSU the Vested Company Option Consideration, Vested Company RSU Consideration and the Vested Company PRSU Consideration, respectively (collectively, the “Company Equity Award Consideration”) and (y) pay to SpinCo or its applicable Affiliate to pay through its payroll system (to the extent applicable) to each holder, who is a SpinCo Award Holder, of a Vested Company Option, Vested Company RSU and Vested Company PRSU the Company Equity Award Consideration (as provided in Section 3.9(a)(vi)), in each case, as applicable, less any required withholding Taxes and without interest, within ten (10) Business Days following the Effective Time. To the extent that any Unvested Company Option Consideration, Unvested Company RSU Consideration or Unvested Company PRSU Consideration is payable to any SpinCo Award Holder, Buyer shall also cause the Surviving Corporation or its Affiliate to remit such amounts in accordance with Section 8.3(b) of the Employee Matters Agreement. To the extent any payment made in accordance with this Section 3.9(a)(vii) in the time periods provided herein would trigger a Tax or penalty under Section 409A of the Code, such payments shall be made on the earliest date that payment would not trigger such Tax or penalty.

(b) Company ESPP. The Company shall take such action as may be necessary or appropriate under the Company ESPP to ensure, provide for or cause the following to occur: (i) except for the offering period under the Company ESPP that is in effect on the date hereof (the “Final Offering Period”), no new offering periods under the Company ESPP will commence during the period from the date of this Agreement through the Effective Time; (ii) there will be no increase in the amount of payroll deductions or payroll contributions permitted to be made by the participants under the Company ESPP during the current offering period, except those made in accordance with payroll deduction elections that are in effect as of the date of this Agreement; and (iii) no individuals shall commence participation in the Company ESPP during the period from the date of this Agreement through the Effective Time. If the Effective Time would occur during the Final Offering Period, (i) the accumulated contributions of the participants in such offering period shall be used to purchase shares of Company Stock as of such date as the Company determines in its sole discretion (provided that such date shall be no later than five (5) Business Days prior to the Effective Time), (ii) the participants’ accumulated contributions under the Company ESPP shall be used to purchase shares of Company Stock in accordance with the terms of the Company ESPP as of the date determined in accordance with the foregoing clause (i), and (iii) purchase rights under such offering shall terminate immediately after such purchase. As of no later than the Business Day immediately prior to the Effective Time, the Company shall terminate the Company ESPP, subject to the occurrence of the Effective Time. As promptly as practicable following the purchase of shares of Company Stock in accordance with the immediately foregoing clause (ii), the Company shall return to each participant the funds, if any, that remain in such participant’s account under the Company ESPP after such purchase.

Section 3.10 Withholding. Notwithstanding anything to the contrary contained in this Agreement, each of Buyer, the Company, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the forms, statements, certifications, reports and documents required to be filed or furnished by the Company with the SEC pursuant to the Exchange Act or the Securities Act since December 31, 2023 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed with or furnished to the SEC since the Applicable Date, including those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Company Reports”) that were filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to Buyer by the Company concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”), it being agreed that for purposes of the representations and warranties set forth in this Article IV, disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face, the Company hereby represents and warrants to Buyer and Merger Sub as of the date of this Agreement (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date) that (provided that the representations and warranties in this Article IV (except in the case of Section 4.1) with respect to the Company JVs shall be given solely to the extent of the Knowledge of the Company):

Section 4.1 Organization, Good Standing and Qualification. Each of the Retained Entities is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Buyer complete and correct copies of the Organizational Documents of the Company.

Section 4.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 10,800,000,000 shares of Company Stock and (ii) 1,200,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock” and the Company Stock together with the Preferred Stock, the “Company Capital Stock”). As of December 3, 2025 (the “Measurement Date”), there were (x) (A) an aggregate of 2,478,398,797 shares of Company Stock issued and outstanding and (B) no shares of Preferred Stock issued and outstanding and (y) there were (A) an aggregate of 345,907,088 shares of Company Stock reserved for, and 145,202,757 shares of Company Stock subject to, issuance pursuant to the Company Stock Plans, which included (i) 85,043,105 Company RSUs, (ii) 12,844,142 Company PRSUs (assuming the achievement of performance criteria at target levels), (iii) 46,787,698 Company Options and (iv) 527,812 Company DSUs and (B) no shares of Preferred Stock reserved for, and no shares of Preferred Stock subject to, issuance pursuant to the Company Stock Plans. As of the Measurement Date, there were 130,785.45 Company Notional Units outstanding under the Company DC Plans representing an equivalent of 130,785.45 shares of Company Stock. From the Measurement Date to the date of this Agreement, the Company has not issued or granted any shares of Company Stock, other than pursuant to (I) the vesting and settlement of Company RSUs, Company PRSUs or Company DSUs, (II) the exercise of Company Options or (III) the Company ESPP, in each case of foregoing clauses (I), (II) and (III) which were granted prior to the date of this Agreement. All of the issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable.

(b) Section 4.2(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, each Subsidiary of the Company (other than any member of the Spinco Group) (such Subsidiaries, together with any other Subsidiaries of the Company as of the Effective Time, the “Retained Subsidiaries”) and the percentage ownership interest of the Company, directly or indirectly, in each such Retained Subsidiary. The ownership interest in each Retained Subsidiary owned by the Company, directly or indirectly, has been duly authorized and validly issued and is fully paid and nonassessable, free and clear of any Liens.

(c) Except as set forth in Section 4.2(c) of the Company Disclosure Letter, as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate any Retained Entity to issue or sell any shares of capital stock or other equity or voting securities of any Retained Entity or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from the Retained Entity, any equity or voting securities of the Retained Entity, and no securities or obligations evidencing such rights are authorized, issued or outstanding. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(d) Section 4.2(d) of the Company Disclosure Letter contains a correct and complete list (the “Equity Award Schedule”), as of the Measurement Date, of all outstanding Company Equity Awards, including the holder (by employee identification number), type of Company Equity Award, date of grant, number of shares of Company Stock underlying such award (and, if applicable, assuming achievement of the applicable performance metrics at the target level of performance), whether such Company Equity Award is intended to qualify as an “incentive stock option” under Section 422 of the Code, the Company Stock Plan pursuant to which the Company Equity Award was granted, the applicable vesting schedule with respect to such Company Equity Award (including whether the Company Equity Award would become vested solely as a result of the consummation of the Merger), any unpaid dividend equivalents with respect to such Company Equity Award and, where applicable, the exercise price and expiration date. The Company shall provide Buyer with an updated Equity Award Schedule within five (5) Business Days prior to the anticipated Closing Date to reflect any changes occurring between the Measurement Date and the applicable date of delivery.

Section 4.3 Corporate Authority and Approval.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and the Transaction Documents to which it is or is contemplated to be a party and that have been executed as of the date hereof and the Company and Spinco will have all requisite corporate power and authority and have taken, or with respect to Spinco will take, all corporate action necessary to execute and deliver all other Transaction Documents to which it will be a party as of the Effective Time and, subject to receipt of the Company Stockholder Approval and such further actions of the Company Board required to establish the Distribution Record Date and the Distribution Date, to consummate the Transactions and the transactions contemplated by the Transaction Documents. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). Upon execution and delivery by each of the Company and Spinco of each other Transaction Document to which it is or is contemplated to be a party, each other Transaction Document to which it is or is contemplated to be a party will constitute a valid and binding agreement of the Company or Spinco, as applicable, enforceable against the Company or Spinco, as applicable, in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Company Board has (i) (A) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (B) determined that this Agreement and the Transactions, including the Merger, are fair to and in the best interests of the Company and its stockholders, (C) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Transactions, including the Merger, upon the terms and subject to the conditions set forth herein and (D) resolved to make the Company Recommendation and directed that this Agreement be submitted to the holders of Company Stock for their adoption, and (ii) received the opinions of J.P. Morgan Securities LLC and Allen & Company LLC to the effect that, as of the date of such opinions and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Merger Consideration provided for pursuant to this Agreement is fair, from a financial point of view, to the holders of the Company Stock. Prior to the time Spinco enters into any Transaction Document to which it is contemplated to be a party, the Board of Directors of Spinco will have approved the Transaction Documents and the Transactions to which it is contemplated to be a party.

(c) No vote of the holders of any class of equity securities of the Company is required for the execution and delivery of this Agreement, the Transaction Documents or any other agreements and documents contemplated hereby to which the Company is a party, the performance by the Company of its obligations hereunder and thereunder, or to consummate the Merger and the transactions contemplated hereunder and thereunder, except for the Company Stockholder Approval and the New Company Stockholder Consent.

Section 4.4 Governmental Filings; No Violations.

(a) Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to Section 1.3, (ii) required under the rules and regulations of NASDAQ, (iii) required under the HSR Act or any other applicable Antitrust Laws in connection with the Transactions, the Exchange Act and the Securities Act, (iv) to comply with state securities or “blue-sky” Laws, (v) as may be required with or to Foreign Regulators pursuant to applicable Foreign Regulatory Laws, (vi) as may be required in connection with the Separation and Distribution and (vii) as set forth in Section 4.4(a) of the Company Disclosure Letter, no filings, notices or reports are required to be made by any of the Company or its Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by the Company or any of its Subsidiaries from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company and Spinco of the Transactions, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) The execution, delivery and performance by the Company of this Agreement and the Company and Spinco of the Transaction Documents to which each is or will be a party as of the Effective Time do not or will not (as applicable), and the consummation by the Company and Spinco of the Transactions and the transactions contemplated by such other Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of any Retained Entity or Spinco, (ii) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any Company Material Contracts, or, assuming (solely with respect to the performance of this Agreement and the consummation of the Transactions) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 4.4(a) are made or obtained, under any Law, Governmental Order or License to which any Retained Entity is subject or (iii) any change in the rights or obligations under any Company Material Contract, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.5 Company Reports; Financial Statements.

(a) The Company has filed or furnished or will file or furnish, as applicable, on a timely basis, all Company Reports since the Applicable Date. Each of the Company Reports, at the time of its filing or being furnished complied (or, if not yet filed or furnished, will comply) in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) The Company has timely responded to all comment letters from the Staff of the SEC relating to the Company Reports dated on or prior to the date hereof, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive. None of the Company Reports filed on or prior to the date hereof is, to the Knowledge of the Company, subject to ongoing SEC review or investigation, and there are no inquiries or investigations by the SEC or any internal investigations pending or, to the Knowledge of the Company, threatened, in each case regarding any accounting practices of the Company.

(c) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available prior to the date of this Agreement to Buyer (A) either materials relating to or a summary of any disclosure of matters described in clause (i) or (ii) in the preceding sentence made by management of the Company to its auditors and the audit committee of the Company Board on or after the Applicable Date and prior to the date of this Agreement and (B) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of the Company or its auditors to the audit committee as required by the listing standards of NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(e) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of the Company and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents, or, in the case of Company Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of the Company and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto, and complied or will comply, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto.

(f) Neither the Company nor any of its consolidated Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in any of the Company’s published financial statements or other Company Reports.

Section 4.6 Absence of Certain Changes.

(a) Since September 30, 2025, and through the date of this Agreement, there has not been any Effect that, individually or in the aggregate, has had a Company Material Adverse Effect.

(b) Since September 30, 2025, and through the date of this Agreement, (i) the Retained Business has been conducted in the Ordinary Course in all material respects, (ii) there has not been any material damage, destruction or other casualty loss with respect to any material Retained Asset, whether or not covered by insurance, and (iii) there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period between the date of this Agreement through the Effective Time, without Buyer’s consent, would constitute a breach of Section 6.1(a)(i)(C) (Distributions), (iii)(B) (Senior Executive Compensation), (vi) (COT Properties), (vii) (Key Properties), (viii) (HBO Service), (ix) (Sale of Assets), (xi) (Acquisitions), (xii) (Accounting Policies), (xiii) (Loans) or (xxii) (solely to the extent relating to the foregoing clauses (i)(C), (iii)(B), (vi), (vii) (viii), (ix), (xi), (xii) and (xiii)).

Section 4.7 Litigation and Liabilities.

(a) As of the date of this Agreement, there are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries relating to the Retained Business or any Retained Entity, except for those that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) There are no obligations or liabilities of the Retained Business or any Retained Entity, whether or not accrued, contingent or otherwise, other than obligations or liabilities (i) disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of the Company as of December 31, 2024 and the notes thereto set forth in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2024, (ii) incurred in the Ordinary Course since December 31, 2024, (iii) arising out of this Agreement (and which do not arise out of a breach by the Company of any representation or warranty in this Agreement) or third-party service provider obligations incurred in connection with the Transactions, (iv) incurred pursuant to Contracts or Licenses binding on the Company or any of its Subsidiaries or pursuant to which their respective assets are bound (other than those resulting from a breach of such Contract or License) or (v) that would not, individually or in the aggregate, have a Company Material Adverse Effect. None of the Retained Business or the Retained Entities is a party to or subject to the provisions of any Governmental Order that would, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.8 Employee Benefits and Labor Matters.

(a) Each material Retained Entity Plan as of the date of this Agreement is listed in Section 4.8(a) of the Company Disclosure Letter, other than employment agreements that do not materially deviate from the Company’s standard forms set forth in Section 4.8(a) of the Company Disclosure Letter. True and complete copies of each of the material Retained Entity Plans (other than employment agreements that do not materially deviate from the Company’s standard forms set forth in Section 4.8(a) of the Company Disclosure Letter) (or, if unwritten, a written summary thereof) and all amendments thereto, have been made available to

Buyer on or prior to the date of this Agreement. The Company shall provide a list to Buyer of each material employment agreement with a Retained Entity Employee, other than any such employment agreements that do not materially deviate from the Company’s standard forms set forth in Section 4.8(a) of the Company Disclosure Letter, and make available to Buyer true and complete copies (or a summary of the material terms) of each such material employment agreement within ninety (90) days following the date of this Agreement.

(b) Each Retained Entity Plan that is subject to ERISA that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Retained Entity Pension Plan”) and intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the IRS and, to the Knowledge of the Company, no circumstance exists that is likely to result in the loss of the qualification of such plan under Section 401(a) of the Code. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, each Retained Entity Plan has been established, funded and operated in accordance with its terms and with all applicable Law, including the applicable provisions of ERISA and the Code.

(c) No liability under Subtitle C or D of Title IV of ERISA has been or is expected to be incurred by the Company or any Retained Entity with respect to any ongoing, frozen or terminated “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or the single-employer plan of any entity which, after giving effect to the Separation, is considered one (1) employer with the Company under Section 4001 of ERISA or Section 414 of the Code (a “Post-Separation Company ERISA Affiliate”), except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(d) Each Multiemployer Plan maintained, sponsored or contributed to by a Post-Separation Retained Entity or any Post-Separation Company ERISA Affiliate (a “Retained Entity Multiemployer Plan”), as of the date of this Agreement, is listed in Section 4.8(d) of the Company Disclosure Letter, and true and complete copies of each such Multiemployer Plan and all amendments thereto have been made available to Buyer on or prior to the date of this Agreement. With respect to each Retained Entity Multiemployer Plan, except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) to the knowledge of the Company, no such Retained Entity Multiemployer Plan is insolvent, within the meaning of Section 4245 of ERISA; (ii) no withdrawal liability, within the meaning of Section 4201 of ERISA, has been or is reasonably expected to be incurred by any Post-Separation Retained Entity or any Post-Separation Company ERISA Affiliate, and, to the knowledge of the Company, no event has occurred that has resulted or would reasonably be expected to result in the incurrence by any Post-Separation Retained Entity or any Post-Separation Company ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal from, or termination of, any Retained Entity Multiemployer Plan; (iii) to the knowledge of the Company, no proceeding has been initiated by the PBGC to terminate such Retained Entity Multiemployer Plan or is threatened; and (iv) all contributions required to be made by any Retained Entity under each such Retained Entity Multiemployer Plan, as of the date of this Agreement, have been timely made.

(e) Neither any Retained Entity Pension Plan nor any single-employer plan of a Post-Separation Company ERISA Affiliate has failed to satisfy the minimum funding standards under Sections 412 and 430 of the Code and Section 302 of ERISA (whether or not waived), and no Post-Separation Company ERISA Affiliate has an outstanding funding waiver. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, with respect to any Retained Entity Pension Plan subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA, (i) no such plan is, or is expected to be, in “at-risk” status (within the meaning of Section 303(i)(4)(A) of ERISA or Section 430(i)(4)(A) of the Code), (ii) no unsatisfied liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been, or is expected to be, incurred by any Retained Entity and (iii) the PBGC has not instituted proceedings to terminate any such Retained Entity Pension Plan.

(f) As of the date of this Agreement, there is no pending or, to the Knowledge of the Company, threatened litigation relating to the Retained Entity Plans, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(g) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, no Retained Entity has any obligations for retiree health or life benefits under any of the Retained Entity Plans or any Collective Bargaining Agreement, except as required by Section 4980B of the Code or Section 601 of ERISA (or any similar non-U.S. Law).

(h) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) each material Retained Entity Plan that is maintained in any non-U.S. jurisdiction or covers any Retained Entity Employee residing or working outside the United States (each, an “International Retained Entity Plan”) has been established, funded, and operated in compliance in all respects with its terms and conditions and with the requirements prescribed by any applicable Laws, (ii) each International Retained Entity Plan which is required to be registered or approved by any Governmental Entity has been so registered and approved and has been maintained in good standing with applicable requirements of the Governmental Entities, and, if intended to qualify for special tax treatment, meets all requirements for such special tax treatment with respect to such International Retained Entity Plan, and (iii) each International Retained Entity Plan is funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions, to the extent such International Retained Entity Plan is required to be funded and/or book-reserved.

(i) Neither the execution of this Agreement, stockholder adoption of this Agreement, receipt of approval or clearance from any one or more Governmental Entities of the Transactions, nor the consummation of the Transactions will, either alone or in combination with any other event, (A) cause any Retained Entity Employees to become eligible for any increase in severance pay upon any termination of employment after the date of this Agreement, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of material compensation or benefits to any Retained Entity Employee or under any Retained Entity Plan, or increase the amount payable or result in any other material obligation pursuant to any of the Retained Entity Plans, (C) limit or restrict the right of the Company to merge, amend or terminate any of the Retained Entity Plans or (D) result in the payment of any amount that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j) Except as set forth in Section 4.8(j) of the Company Disclosure Letter, no Retained Entity is party to any Collective Bargaining Agreements (excluding any Collective Bargaining Agreement with a Guild or that applies on a national, area-wide, sector-wide, or industry-wide basis). To the Knowledge of the Company, there are no activities or proceedings of any Labor Union to organize any Retained Entity Employees with regard to their employment with any Retained Entity. There is no, and since December 31, 2023 there has been no, strike, lockout, concerted work slowdown or stoppage, material unfair labor practice charge, material grievance, material arbitration, or other labor dispute pending or, to the Knowledge of the Company, threatened in writing, against any of the Post-Separation Retained Entities, except where such strike, lockout or concerted work slowdown or stoppage would not, individually or in the aggregate, have a Company Material Adverse Effect.

(k) The Retained Business is, and has been since December 31, 2023, in compliance with all applicable Laws governing employment or labor, including all such Laws relating to terms and conditions of employment, wages, hours, worker classification, contractors, child labor, immigration, collective bargaining, labor relations, discrimination, equal opportunity, safety and health, disability rights or benefits, employee leave issues, plant closures and layoffs, unemployment insurance, workers’ compensation, and automated employment decision tools and other artificial intelligence, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(l) Since December 31, 2023, no Retained Entity has entered into a settlement agreement relating to a court or administrative complaint with a current or former officer, employee or independent contractor of any Retained Entity that involves allegations relating to harassment or discrimination of any kind by a Covered Employee. Since December 31, 2023, no formally reported allegations of harassment or discrimination of any kind have been made against any Senior Executive other than allegations that were formally investigated and determined by the Company to be unsubstantiated.

(m) To the Knowledge of the Company, no Covered Employee is in any material respect in violation of any term of any nondisclosure agreement, non-competition agreement or similar restrictive covenant agreement: (i) to the Retained Entities or (ii) to a former employer of any such employee relating to (A) the right of any such employee to be employed by any of the Retained Entities or (B) the knowledge or use of Trade Secrets or proprietary information. To the Knowledge of the Company, no Senior Executive has provided written notice to the Company of his or her intention to terminate his or her employment.

Section 4.9 Compliance with Laws, Licenses.

(a) Each of the Retained Entities and the Retained Business, since the Applicable Date, has not been, and is not being, conducted in violation of any applicable federal, state, local, foreign or transnational Law or any Governmental Order, except for such violations that would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Retained Entities or the Retained Business is pending or, as of the date of this

Agreement, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Retained Entities and the Retained Business possesses each License necessary to conduct its business.

(b) Section 4.9(b) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of each License made, issued or granted to the Retained Entities or used by the Retained Business, except for any Licenses the absence of which would not, individually or in the aggregate, have a Company Material Adverse Effect.

(c) The Spinco Entities (to the extent relating to the Retained Business), the Retained Entities and, to the Knowledge of the Company, the officers, directors and employees of the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities are in compliance in all material respects with, and since the Applicable Date have complied in all material respects with: (i) the provisions of the FCPA applicable to the Retained Business, the Retained Entities and such officers, directors and employees; and (ii) the provisions of all anti-bribery, anti-corruption and anti-money laundering Laws of each jurisdiction in which the Retained Entities operate or have operated. Since the Applicable Date, the Spinco Entities (to the extent relating to the Retained Business), the Retained Entities and, to the Knowledge of the Company, the officers, directors and employees of the Spinco Entities (to the extent relating to the Retained Business) and the Retained Business, have not paid, offered or promised to pay, or authorized or ratified the payment, directly or indirectly, of any monies or anything of value to any national, provincial, municipal or other Government Official or any political party or candidate for political office for the purpose of corruptly influencing any act or decision of such official or of the government to obtain or retain business, or direct business to any person or to secure any other improper benefit or advantage, in each case in violation in any material respect of the FCPA or any Laws described in clause (ii) of the foregoing sentence.

(d) The Retained Business and the Retained Entities have instituted and maintain policies and procedures reasonably designed to ensure compliance with the FCPA and other anti-bribery, anti-corruption and anti-money laundering Laws in each jurisdiction in which the Retained Business is operated or a Retained Entity operates.

(e) None of the Spinco Entities (with respect to the Retained Business), or the Retained Entities are, and since the Applicable Date, have been, subject to any pending, or, to the Knowledge of the Company, threatened civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Retained Business or the Retained Entities relating to the FCPA or any other anti-bribery, anti-corruption or anti-money laundering Laws.

(f) Without limiting the generality of the foregoing, each of the Spinco Entities (to the extent relating to the Retained Business) and Retained Entities, since the Applicable Date, has been and currently is in compliance in all material respects with the Export and Sanctions Regulations. Section 4.9(f) of the Company Disclosure Letter sets forth a complete and accurate list, as of the date of this Agreement, of material specific licenses or authorizations held by a Retained Entity under the Export and Sanctions Regulations. The Retained Business and the Retained Entities have instituted and maintain policies and procedures reasonably designed to ensure compliance with the Export and Sanctions Regulations in each jurisdiction in which the Retained Business or the Retained Entities operate or are otherwise subject to jurisdiction.

(g) None of the Spinco Entities (to the extent relating to the Retained Business), the Retained Entities are, and since the Applicable Date, have been, subject to any actual, pending or, to the Knowledge of the Company, threatened Proceedings, demands, notices of violation, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Retained Business or any of the Retained Entities relating to the Export and Sanctions Regulations.

(h) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities are in compliance with the rules and regulations of all performing rights societies and industry guilds applicable to their operations.

Section 4.10 Sufficiency of Assets. Except as listed on Section 4.10 of the Company Disclosure Letter, the Retained Assets, when taken together with the transitional and operational services to be provided following the Closing to the Retained Entities under the Transition Services Agreement or the other Transaction Documents and other actions contemplated by this Agreement, constitute all of the assets, properties and rights of the Company and its Subsidiaries (other than those related to Intellectual Property and Information Technology, which are the subject of the representations and warranties set forth in Section 4.14) necessary for the Retained Entities to conduct the Retained Business in all material respects as currently conducted, assuming all filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations required in connection with the consummation of the Transactions and the transactions contemplated by the other Transaction Documents have been made or obtained, as applicable, and all Licenses have been transferred.

Section 4.11 Certain Contracts.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of each Contract (i) to which either the Company or any of its Subsidiaries is a party or bound which relates primarily to, imposes material obligations on, or is material to, the Retained Business, in each case, other than Contracts solely among the Retained Entities (other than the Company JVs) and Contracts that do not constitute Retained Assets or Company Assumed Liabilities (in whole or in part), or (ii) to which, after giving effect to the Separation, either the Company or any of the Retained Entities will be a party or otherwise bound (each such Contract, a “Company Material Contract”), which:

(i) provides that any Retained Entity will not compete with any other Person, or which grants “most favored nation” protections to the counterparty to such Contract, that in each case after the Effective Time would be binding upon Buyer or any of its Subsidiaries (other than any Retained Entity), and is material to the Company and its Subsidiaries, taken as a whole;

(ii) purports to limit in any material respect either the type of business in which a Retained Entity may engage or the manner or locations in which any of them may so engage in any business, that in each case after the Effective Time would be binding upon Buyer or any of its Subsidiaries (other than any Retained Entity);

(iii) requires a Retained Entity (or, after the Effective Time, Buyer or any of its Subsidiaries) to deal exclusively with any Person or group of related Persons which Contract is reasonably likely to provide for annual revenues or expenses of $400,000,000 or more;

(iv) is material to the formation, creation, operation, management or control of any partnership or joint venture, the book value of the Company’s investment in which exceeds $400,000,000;

(v) is a Contract for the operating lease of personal property providing for annual payments of $50,000,000 or more;

(vi) is (A) a Material Real Property Lease or (B) any Contract relating to the disposition or acquisition of Owned Real Property;

(vii) is required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(viii) contains a put, call or similar right pursuant to which a Retained Entity would be required to purchase or sell, as applicable, any equity interests of any Person or assets (excluding Intellectual Property) at a purchase price which would reasonably be expected to exceed, or the fair market value of the equity interests or assets (excluding Intellectual Property) of which would be reasonably likely to exceed, $200,000,000;

(ix) is a Contract not of a type (disregarding any dollar thresholds, materiality or other qualifiers, restrictions or other limitations applied to such Contract type) described in the foregoing clauses (i) through (viii) and (x) that has or would reasonably be likely to, either pursuant to its own terms or the terms of any related Contracts, involve net payments or receipts in excess of $500,000,000 in any year; or

(x) is a Contract (A) governing Indebtedness of any Retained Entity with a principal amount in excess of $50,000,000, (B) that grants a Lien securing Indebtedness of any Retained Entity with a principal amount in excess of $50,000,000 on any property or asset of any Retained Entity, or (C) under which any Person is guaranteeing Indebtedness of any Retained Entity with a principal amount in excess of $50,000,000;

provided that, notwithstanding the foregoing, Company Material Contracts shall not include any purchase orders and invoices or Retained Entity Plans or agreements related to the development or Exploitation (including any production, licensing or distribution) of Content (or Intellectual Property licensed for use in the development or production of Content, which are the subject of Section 4.14(d)).

(b) A true and complete copy of each Company Material Contract, as of the date of this Agreement, including all amendments, attachments, schedules and exhibits thereto, has been made available to Buyer prior to the date of this Agreement (other than any immaterial omissions and subject to the redaction of competitively sensitive information). Each of the Company Material Contracts, and each Contract entered into after the date hereof that would have been a Company Material Contract if entered into prior to the date hereof (each, a “Company Additional Contract”), is (or if entered into after the date hereof, will be) valid and binding on the applicable Spinco Entity or Retained Entity, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect as would not, individually or in the aggregate, have a Company Material Adverse Effect. None of the Spinco Entities (to the extent relating to the Retained Business), Retained Entities or, to the Knowledge of the Company, any other party is in breach of or in default under any Company Material Contract or Company Additional Contract, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default thereunder by a Spinco Entity (to the extent relating to the Retained Business) or a Retained Entity, in each case, except for such breaches and defaults as would not, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, none of the Spinco Entities or the Retained Entities has received written notice alleging a breach of or default under any Company Material Contract (to the extent relating to the Retained Business).

Section 4.12 Environmental Matters. Except for such matters that would not, individually or in the aggregate, have a Company Material Adverse Effect: (a) each of the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities has since the Applicable Date been in compliance with all applicable Environmental Laws, (b) the environmental conditions at the properties currently owned, leased or operated by the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities (including soils, groundwater and surface water), and, to the Knowledge of the Company, any formerly owned, leased or operated properties, are not contaminated with any Hazardous Substance that has or would reasonably be likely to result in the Retained Business or the Retained Entities incurring liability or having to conduct or fund any cleanup or other remedial activity pursuant, directly or indirectly, to any applicable Environmental Law, (c) none of the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities is subject to any Proceeding, or has otherwise received a written notice, alleging that it is liable for the release or threat of release of any Hazardous Substance that has or would reasonably be likely to result in the Retained Business or the Retained Entities incurring liability under any applicable Environmental Law, (d) none of the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities have received any written notice, demand, letter, claim or request for information alleging that such Spinco Entity or Retained Entity may be in violation of or subject to liability under any Environmental Law, (e) none of the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities are subject to any outstanding obligations under any orders, decrees or injunctions, or outstanding obligations or claims under any indemnities or other contractual agreements, concerning liability or obligations relating to any Environmental Law and (f) to the Knowledge of the Company, there are no other environmental conditions involving the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities that would reasonably be likely to result in a liability to the Retained Business or the Retained Entities pursuant to any Environmental Law.

Section 4.13 Taxes. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to the Retained Entities or the Retained Business have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete in all respects.

(b) All Taxes of or with respect to the Retained Entities or the Retained Business, whether or not shown as due on such Tax Returns, have been timely paid in full, or adequate reserves therefor have been provided in accordance with GAAP. None of the Retained Entities is currently the beneficiary of any extension of time within which to file any Tax Return (other than automatically granted extensions obtained in the Ordinary Course).

(c) All Taxes required to be withheld in respect of the Retained Entities or the Retained Business have been withheld and, to the extent required, have been timely paid over to the appropriate Governmental Entity.

(d) No deficiency for any amount of Taxes has been asserted or assessed by any Governmental Entity in writing against the Retained Entities or with respect to the Retained Business (or, in each case, to the Knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Governmental Entity is pending or threatened in writing with respect to any Taxes of or with respect to the Retained Entities or the Retained Business.

(e) Except as contemplated in the Separation and Distribution Agreement, no Retained Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) during the two (2)-year period ending on the date of this Agreement.

(f) Neither the Retained Entities nor any entity conducting the Retained Business has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(g) There are no Liens for Taxes (other than Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and as to which adequate reserves therefor have been provided in accordance with GAAP) upon the assets of the Retained Entities or the Retained Business.

(h) Neither the Retained Entities nor any entity conducting the Retained Business is party to (or will be liable in respect of) any Contract relating to the allocation, sharing or indemnification of an amount of Taxes, other than (i) the Tax Matters Agreement, (ii) customary commercial, leasing or employment Contracts entered into in the Ordinary Course, the primary purposes of which do not relate to Taxes and (iii) Contracts solely between or among any of the Company or one or more of the Retained Entities.

(i) Neither the Retained Entities nor any entity conducting the Retained Business (i) is, or since April 8, 2022 has been, a member of a group filing an affiliated, consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Company or a Retained Entity), or (ii) has any Liability for the Taxes of any Person other than the Company, Spinco or their Subsidiaries under Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor or by Contract (other than a commercial contract executed in the ordinary course of business the primary purpose of which is not related to Taxes), other than Contracts solely between or among Retained Entities.

(j) No Governmental Entity has notified any Retained Entity or any entity conducting the Retained Business in writing that it is or may be subject to taxation by a jurisdiction in which it does not presently file Tax Returns.

(k) The Company is not and has not, in the five (5)-year period ending on the date of this Agreement, been a “United States Real Property Holding Corporation” within the meaning of Section 897 of the Code.

(l) No closing agreements (as described in Section 7121 of the Code or any corresponding provision of state, local or non-U.S. Law), private letter rulings, technical advice memoranda or similar agreements or rulings, in each case, in respect of Taxes of any Retained Entity or the Retained Business, have been entered into or requested by any Retained Entity that will be in effect after the Closing.

Each reference in this Section 4.13 to the Retained Business or any entity conducting the Retained Business, as the case may be, applies to the Retained Business or to such an entity solely to the extent (i) the Retained Business is conducted by one or more Retained Entities, or (ii) the Company would be liable for Taxes with respect to the Retained Business pursuant to the Tax Matters Agreement.

Section 4.14 Intellectual Property.

(a) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, all Registered Company IP is subsisting and, to the Knowledge of the Company, valid and enforceable.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Post-Separation Retained Entities (i) are the owners of the Company Owned IP, free and clear of any Liens and (ii) own, or have a valid and enforceable license or other sufficient rights to use, all Intellectual Property owned or used by the Spinco Group that is also used by or necessary to operate the Retained Business.

(c) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Post-Separation Retained Entities have not since the Applicable Date, and do not, infringe, misappropriate or otherwise violate the Intellectual Property rights of any third party, (ii) no third party is infringing, misappropriating or otherwise violating any Company Owned IP, (iii) there are no pending or threatened in writing, Proceedings alleging that the Retained Business has infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person, and (iv) the Retained Entities have not received any written notice within the past three (3) years alleging that the Retained Business is infringing, misappropriating, or otherwise violating the Intellectual Property rights of any third party.

(d) The Company has provided Buyer with true and complete copies of (i) all material Contracts containing any in-licenses or transfers of the COT Properties to any Retained Entity or predecessor entity (including the in-licensing of Intellectual Property for use in the development or production of such COT Properties), provided that for purposes of this Section 4.14(d)(i) a Contract shall be deemed material only if it would reasonably be expected to impair the Exploitation of such COT Property in any material respect; and (ii)(w) the top ten (10) by revenue vMVPD and MVPD agreements that include distribution of COT Properties in the United States and, to the extent not included in the above, the top eight (8) HBO Max distribution agreements by revenue for the United States; (x) the top ten (10) by revenue HBO Max distribution agreements by revenue for the Europe and Middle East region; (y) the top ten (10) by revenue HBO Max or HBO Premium for the Latin America region; and (z) the top ten (10) by revenue HBO Max distribution agreements for the Asia Pacific region; provided that the foregoing shall not include Intercompany COT Property Agreements. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Key Out-License Agreements and the Key Out-License Summary (solely with respect to the COT Properties, term, exclusivity and territory), taken together, constitute an accurate and complete summary (solely with respect to the COT Properties, term, exclusivity and territory) of all exclusive out-licenses and material non-exclusive out-licenses of the COT Properties.

(e) Within the past three (3) years, the Retained Entities (to the extent related to the COT Properties) have not dedicated to the public domain, forfeited, abandoned or otherwise allowed to fall into the public domain, any COT Property.

(f) To the Knowledge of the Company, none of the COT Properties are subject to a right of any Person to, within ten (10) years of the date of this Agreement, revert, extinguish or otherwise terminate any right of the Post-Separation Retained Entities in any COT Properties, including pursuant to 17 U.S.C. §203 or §304 or their foreign equivalents. Within the past three (3) years, the Retained Entities have not received any written notice reverting, extinguishing or otherwise terminating (or stating an intent to revert, extinguish or otherwise terminate) any rights of the Post-Separation Retained Entities (to the extent related to the COT Properties) in any COT Property, including under §203 or §304(c) of the United States Copyright Act and their foreign equivalents, and, to the Knowledge of the Company, there is no reasonable basis for a claim that any Person holds any such right.

(g) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect or Buyer Material Adverse Effect, the execution, delivery and performance of this Agreement, and the consummation of the Merger will not, with or without notice or the lapse of time or both:

(i) breach, require consent or notice to be given for any COT Property Agreement;

(ii) cause any material loss of, or forfeiture or termination of (or give rise to a right of forfeiture or termination of, or any incremental loss of rights with respect to), any rights of the Post-Separation Retained Entities to Exploit any COT Properties;

(iii) in any way impair the right to Exploit, or bring any Proceeding for the unauthorized Exploitation, disclosure, or infringement of, any COT Properties;

(iv) result in any other Person receiving (or give any other Person) the right or option to modify or terminate any agreement, covenant not to sue, immunity or other rights with respect to any COT Properties, or result in the Post-Separation Retained Entities not having any such rights to the same extent as it would had such execution, delivery, performance, or consummations not taken place;

(v) cause or require Buyer, its Affiliates or the Post-Separation Retained Entities to be bound by, or become subject to, any non-compete, non-solicit or other similar or comparable restriction on the operation or scope of their respective businesses;

(vi) cause or require the Post-Separation Retained Entities (or accelerate any obligation of the Post-Separation Retained Entities) to pay any royalties or other amounts to any Person with respect to ownership or Exploitation of COT Properties by the Post-Separation Retained Entities (or any of their licensees) that the Post-Separation Retained Entities would not otherwise have been required to pay pursuant to any license or other agreement; or

(vii) result in any other Person having (or give or purport to give any other Person) the right or option to any license, covenant not to sue, immunity or other rights with respect to the Intellectual Property rights of Buyer, its Affiliates or the Post-Separation Retained Entities.

(h) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Post-Separation Retained Entities take and have taken commercially reasonable measures to maintain, preserve and protect (i) their respective interests in the Intellectual Property material to the respective businesses of the Post-Separation Retained Entities, and (ii) the confidentiality of the Trade Secrets owned or received from third parties by the Post-Separation Retained Entities. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, there has not been any disclosure or other compromise of any confidential or proprietary information of any Post-Separation Retained Entity (including any such information of any other Person disclosed in confidence to any Post-Separation Retained Entity) to any third party in a manner that has resulted or would reasonably be likely to result in any liability to a Post-Separation Retained Entity.

(i) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect: (i) the Company Information Technology operates and performs in all respects as required to permit the Post-Separation Retained Entities to conduct their respective businesses as currently conducted, and (ii) to the Knowledge of the Company, since the Applicable Date, no Person has gained unauthorized access to the Company Information Technology in a manner that has resulted or would reasonably be likely to result in liability to any Post-Separation Retained Entity. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, none of the software owned by the Post-Separation Retained Entities contains or is distributed with any shareware, open source code or other software for which use or distribution is under a license that requires any Post-Separation Retained Entity to do any of the following: (A) disclose or distribute the software owned by any Post-Separation Retained Entity in source code form, (B) authorize a licensee of the software owned by any Post-Separation Retained Entity to make derivative works of such software owned by the same or (C) distribute the software owned by any Post-Separation Retained Entity at no cost to the recipient.

(j) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) the Post-Separation Retained Entities are in compliance with applicable Laws and Governmental Orders regarding the privacy and security of customer, employee and other Personal Data and are compliant in all respects with their respective privacy policies and (ii) there have not been any incidents of, or third-party claims related to, any loss, theft, unauthorized access to or acquisition, modification, disclosure, corruption or other misuse of any Personal Data in the Post-Separation Retained Entities’ possession. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, no Post-Separation Retained Entity has received any written notice of any claims, investigations (including investigations by any Governmental Entity) or alleged violations of any Laws and Governmental Orders with respect to Personal Data possessed by such Post-Separation Retained Entity.

Section 4.15 Insurance. The Company has made available to Buyer prior to the date of this Agreement true, correct and complete copies of the Retained Entities’ director and officer insurance policies. The insurance policies held by the Spinco Entities (to the extent relating to the Retained Business) and the Retained Entities provide adequate coverage for all normal risks incident to the Retained Business and the Retained Assets, except for any such failures to maintain such policies that would not, individually or in the aggregate, have a Company Material Adverse Effect. Each such policy is in full force and effect and all premiums due with respect to all such policies have been paid, with such exceptions that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.16 Related-Party Transactions. As of the date hereof, except as disclosed in the Company’s definitive proxy statements included in the Company Reports, within the twelve (12) months prior to the date of this Agreement no event has occurred, and no relationship exists that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

Section 4.17 Information Supplied. The information supplied by or on behalf of the Company to be contained in, or incorporated by reference in, the Registration Statement, in which the Proxy Statement will be included, including any amendments or supplements thereto and any other document incorporated or referenced therein, will not, on the date the Proxy Statement is first mailed to stockholders of the Company, at the time of the Company Stockholder Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing provisions of this Section 4.17, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement or Proxy Statement that were supplied by or on behalf of Buyer or Merger Sub for use therein.

Section 4.18 Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, except that the Company has engaged Allen & Company LLC, J.P. Morgan Securities LLC and Evercore Group L.L.C. as the Company’s financial advisors.

Section 4.19 Real Property.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth a true and complete list in all material respects of the real property owned in fee by the Retained Entities (collectively, the “Owned Real Property”). The Retained Entities have good fee title to all Owned Real Property, free and clear of all Liens to the Knowledge of the Company. To the Knowledge of the Company, the Owned Real Property is not subject to any agreement under which any Person has a right to purchase any of the Owned Real Property. Except as set forth in Section 4.19(a) of the Company Disclosure Letter, to the Knowledge of the Company, there does not exist, any actual, pending or threatened violation of any Laws that remains uncured, proceedings of eminent domain, condemnation or any sale or disposition in lieu thereof.

(b) Section 4.19(b) of the Company Disclosure Letter sets forth a true and complete list in all material respects pursuant to which any Retained Entity leases or subleases any real property in excess of 100,000 square feet (each, a “Material Real Property Lease,” and such real property the subject thereof, the “Leased Real Property”). The Company has made available to Buyer correct and complete copies in all material respects each Material Real Property Lease in the possession of the Company and, to the Knowledge of the Company, each is in full force and effect. The Company and its Subsidiaries, as applicable, hold valid real estate interests and rights to the Leased Real Property, free and clear of all Liens. To the Knowledge of the Company, there does not exist any material breaches or defaults by the Company or any of its Subsidiaries under any Material Real Property Lease.

Section 4.20 No Other Representations and Warranties. The Company, on its own behalf and behalf of its Affiliates and each of its and their respective representatives, acknowledges and agrees that (a) except for the representations and warranties made by Buyer and Merger Sub in Article V, neither Buyer, Merger Sub nor any other Person makes any express or implied representation or warranty with respect Buyer and its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and Buyer and Merger Sub hereby disclaims any such other representations or warranties, and (b) neither Buyer nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Buyer or any of its Affiliates or any of their respective businesses, or (ii) any oral or, except for the representations and warranties made by Buyer and Merger Sub in Article V, written information made available to the Company or any of its Affiliates or Representatives in the course of their evaluation of Buyer, the Buyer Entities or the business of Buyer and its Subsidiaries, the negotiation of this Agreement or in the course of the Transactions.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Except as set forth in the forms, statements, certifications, reports and documents required to be filed or furnished by Buyer with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (the forms, statements, certifications, reports and documents filed with or furnished to the SEC since the Applicable Date, including those filed with or furnished to the SEC subsequent to the date of this Agreement, in each case as amended, the “Buyer Reports”) that were filed with or furnished to the SEC prior to the date of this Agreement (excluding any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or in the corresponding sections or subsections of the disclosure letter delivered to the Company by Buyer concurrently with the execution and delivery of this Agreement (the “Buyer Disclosure Letter”), it being agreed that for purposes of the representations and warranties set forth in this Article V, disclosure of any item in any section or subsection of the Buyer Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent on its face, Buyer and Merger Sub hereby represent and warrant to the Company as of the date of this Agreement (other than such representations and warranties that are expressly made as of a certain date, which are made as of such date) that (provided that the representations and warranties in this Article V (except in the case of Section 5.1) with respect to the Buyer JVs shall be given solely to the extent of the Knowledge of Buyer):

Section 5.1 Organization, Good Standing and Qualification. Each of Buyer, Merger Sub and Buyer’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, would not, individually or in the aggregate, have a Buyer Material Adverse Effect. Prior to the date of this Agreement, Buyer has made available to the Company complete and correct copies of the Organizational Documents of Buyer.

Section 5.2 Capital Structure.

(a) As of the date of this Agreement, the authorized capital stock of Buyer consists of (i) 49,900,000,000 shares of Buyer Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share (“Buyer Preferred Stock”). As of the Measurement Date, there were (x)(A) an aggregate of 4,569,495,040 shares of Buyer Common Stock issued and outstanding and (B) no shares of Buyer Preferred Stock issued and outstanding and (y) there were (A) an aggregate of 130,599,786 shares of Buyer Common Stock reserved for, and 129,573,760 shares of Buyer Common Stock subject to, issuance pursuant to the Buyer Plans, which included (i) 598,910 restricted-stock units of Buyer, (ii) 986,350 performance-based restricted stock units of Buyer (assuming the achievement of performance criteria at target levels) and (iii) 127,988,500 options to purchase shares of Buyer Common Stock granted under any Buyer Plan and (B) no shares of Preferred Stock reserved for, and no shares of Preferred Stock subject to, issuance pursuant to the Buyer Plans. The shares of Buyer Common Stock comprising the Stock Consideration have been duly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid and non-assessable, and no stockholder of Buyer will have any preemptive right of subscription or purchase in respect thereof.

(b) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned, directly or indirectly, by Buyer, and there are (i) no other shares of capital stock or voting securities of Merger Sub, (ii) no securities of Merger Sub convertible into or exchangeable for equity securities or other voting securities of Merger Sub and (iii) no options or other rights to acquire from Merger Sub, and no obligations of Merger Sub to issue, any equity securities, other voting securities or securities convertible into or exchangeable for equity securities or other voting securities of Merger Sub. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incidental to its formation and pursuant to this Agreement and the Transactions.

(c) Except as set forth in Section 5.2(a), as of the date of this Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Buyer or any Subsidiary of Buyer to issue or sell any shares of capital stock or other equity or voting securities of Buyer or any of Subsidiary of Buyer or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from Buyer or any Subsidiary of Buyer, any equity or voting securities of Buyer or any Subsidiary of Buyer, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Buyer does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Buyer on any matter.

Section 5.3 Corporate Authority and Approval.

(a) Each of Buyer and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary to execute and deliver this Agreement and the Transaction Documents to which it is a party and that have been executed as of the date hereof and will have all requisite corporate power and authority and has taken all corporate action necessary to execute and deliver all other Transaction Documents to which it will be a party as of the Effective Time and to consummate the Transactions and the transactions contemplated by the Transaction Documents. This Agreement has been duly executed and delivered by Buyer and Merger Sub and constitutes a valid and binding agreement of Buyer and Merger Sub, enforceable against each of them in accordance with its terms, subject the Bankruptcy and Equity Exception. The execution and delivery by Buyer and Merger Sub of this Agreement and the Transaction Documents to which Buyer or Merger Sub is or will be a party as of the Effective Time and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper corporate action on the part of Buyer and Merger Sub, and no other corporate action on the part of Buyer or Merger Sub is necessary to authorize this Agreement or the Transaction Documents to which Buyer or Merger is or will be a party as of the Effective Time. As of the date of this Agreement, the respective boards of directors of each of Buyer and Merger Sub have approved and declared advisable this Agreement and the transactions contemplated hereby. Buyer, as the sole stockholder of Merger Sub, has approved and adopted this Agreement and the transactions contemplated hereby.

(b) No vote of the holders of any class of equity securities of Buyer or Merger Sub is required for the execution and delivery of this Agreement, the Transaction Documents or any other agreements and documents contemplated hereby to which Buyer or Merger Sub is a party, the performance by Buyer or Merger Sub of its obligations hereunder and thereunder, or to consummate the Merger and the transactions contemplated hereunder.

Section 5.4 Governmental Filings; No Violations.

(a) Other than the necessary filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods or authorizations (i) pursuant to Section 1.3, (ii) required under the rules and regulations of NASDAQ, (iii) required under the HSR Act or any other applicable Antitrust Laws in connection with the Transactions, the Exchange Act and the Securities Act, (iv) to comply with state securities or “blue-sky” Laws, (v) as may be required with or to Foreign Regulators pursuant to applicable Foreign Regulatory Laws and (vi) as set forth in Section 5.4(a) of the Buyer Disclosure Letter, no filings, notices or reports are required to be made by Buyer, Merger Sub or any of Buyer’s Subsidiaries with, nor are any consents, registrations, approvals, permits, expirations of waiting periods or authorizations required to be obtained by Buyer, Merger Sub or any of Buyer’s Subsidiaries from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Buyer and Merger Sub or the consummation by Buyer and Merger Sub of the Transactions, except, in each case, those that the failure to make or obtain would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

(b) The execution, delivery and performance by Buyer and Merger Sub of this Agreement and the Transaction Documents to which Buyer or Merger Sub is or will be a party as of the Effective Time do not or will not (as applicable), and the consummation by Buyer and Merger Sub of the Transactions and the transactions contemplated by such other Transaction Documents will not, constitute or result in (i) a breach or violation of, or a default under, the Organizational Documents of Buyer, Merger Sub or any of Buyer’s Subsidiaries, (ii) with or without the lapse of time or the giving of notice or both, a breach or violation of, a default or termination or modification (or right of termination or modification) under, payment of additional fees under, the creation or acceleration of any obligations under, or the creation of a Lien on any material Contracts to which Buyer, Merger Sub or any of Buyer’s Subsidiaries is a party, or, assuming (solely with respect to the performance of this Agreement and the consummation of the Transactions) the filings, notices, reports, consents, registrations, approvals, permits, expirations of waiting periods and authorizations referred to in Section 5.4(a) are made or obtained, under any Law, Governmental Order or License to which Buyer, Merger Sub or any of Buyer’s Subsidiaries is subject or (iii) any change in the rights or obligations under any material Contract to which Buyer, Merger Sub or any of Buyer’s Subsidiaries is a party, except, in the case of clauses (ii) and (iii) above, for any such breach, violation, default, termination, modification, payment, acceleration, creation or change that would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 5.5 Buyer Reports; Financial Statements.

(a) Buyer has filed or furnished or will file or furnish, as applicable, on a timely basis, all Buyer Reports since the Applicable Date. Each of the Buyer Reports, at the time of its filing or being furnished complied (or, if not yet filed or furnished, will comply) in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and any rules and regulations promulgated thereunder applicable to the Buyer Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Buyer Reports did not, and any Buyer Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(b) Buyer has timely responded to all comment letters from the Staff of the SEC relating to the Buyer Reports dated on or prior to the date hereof, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive. None of the Buyer Reports filed on or prior to the date hereof is, to the Knowledge of Buyer, subject to ongoing SEC review or investigation, and there are no inquiries or investigations by the SEC or any internal investigations pending or, to the Knowledge of Buyer, threatened, in each case regarding any accounting practices of Buyer.

(c) Buyer is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(d) Buyer maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that material information required to be disclosed by Buyer in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of Buyer’s filings with the SEC under the Exchange Act. Buyer maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Buyer has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to Buyer’s auditors and the audit committee of the Buyer Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Buyer’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal control over financial reporting. Buyer has made available prior to the date of this Agreement to the Company (A) either materials relating to or a summary of any disclosure of matters described in clause (i) or (ii) in the preceding sentence made by management of Buyer to its auditors and the audit committee of the Buyer Board on or after the Applicable Date and prior to the date of this Agreement and (B) any material communication on or after the Applicable Date and prior to the date of this Agreement made by management of Buyer or its auditors to the audit committee as required by the listing standards of NASDAQ, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(e) Each of the consolidated balance sheets included in or incorporated by reference into the Buyer Reports (including the related notes and schedules) fairly presents or, in the case of Buyer Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the consolidated financial position of Buyer and its Subsidiaries, as of the date of such balance sheet, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity (deficit) included in or incorporated by reference into the Buyer Reports (including any related notes and schedules) fairly presents, or, in the case of Buyer Reports filed after the date of this Agreement, will fairly present, in each case, in all material respects, the results of operations, retained earnings (loss) and changes in financial position, as the case may be, of Buyer and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or in the notes thereto, and complied or will comply, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto.

(f) Neither Buyer nor any of its consolidated Subsidiaries is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any structured finance, special purpose or limited purpose entity, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Buyer in any of Buyer’s published financial statements or other Buyer Reports.

Section 5.6 Absence of Certain Changes.

(a) Since September 30, 2025, and through the date of this Agreement, there has not been any Effect that, individually or in the aggregate, has had a Buyer Material Adverse Effect.

(b) Since September 30, 2025, and through the date of this Agreement, (i) the business of Buyer and its Subsidiaries has been conducted in the Ordinary Course in all material respects and (ii) there has not been any material damage, destruction or other casualty loss with respect to any material asset of Buyer or its Subsidiaries, whether or not covered by insurance.

Section 5.7 Litigation and Liabilities.

(a) As of the date of this Agreement, there are no, Proceedings pending or, to the Knowledge of Buyer, threatened against Buyer or its Subsidiaries, except for those that would not, individually or in the aggregate, have a Buyer Material Adverse Effect.

(b) There are no obligations or liabilities of Buyer or its Subsidiaries, whether or not accrued, contingent or otherwise other than obligations or liabilities (i) disclosed, reflected, reserved against or otherwise provided for in the consolidated balance sheet of Buyer as of December 31, 2024 and the notes thereto set forth in Buyer’s annual report on Form 10-K for the fiscal year ended December 31, 2024, (ii) incurred in the Ordinary Course since December 31, 2024, (iii) arising out of this Agreement (and which do not arise out of a breach by Buyer or Merger Sub of any representation or warranty in this Agreement) or third-party service provider obligations incurred in connection with the Transactions, (iv) incurred pursuant to Contracts or Licenses binding on Buyer or any of its Subsidiaries or pursuant to which their respective assets are bound (other than those resulting from a breach of such Contract or License) or (v) that would not, individually or in the aggregate, have a Buyer Material Adverse Effect. Neither Buyer nor any of its Subsidiaries is a party to or subject to the provisions of any Governmental Order that would, individually or in the aggregate, have a Buyer Material Adverse Effect.

Section 5.8 Compliance with Laws. Buyer and its Subsidiaries, since the Applicable Date, have not been in violation of any applicable federal, state, local, foreign or transnational Law or any Governmental Order, except for such violations that would not, individually or in the aggregate, have a Buyer Material Adverse Effect. To the Knowledge of Buyer, no investigation or review by any Governmental Entity with respect to Buyer or its Subsidiaries is pending or, as of the date of this Agreement, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which would not, individually or in the aggregate, have a Buyer Material Adverse Effect. Except as would not, individually or in the aggregate, have a Buyer Material Adverse Effect, Buyer and its Subsidiaries possesses each License necessary to conduct the business of Buyer and its Subsidiaries.

Section 5.9 Related-Party Transactions. As of the date hereof, except as disclosed in Buyer’s definitive proxy statements included in the Buyer Reports, within the twelve (12) months prior to the date of this Agreement no event has occurred, and no relationship exists that would be required to be reported by the Buyer pursuant to Item 404 of Regulation S-K.

Section 5.10 Financial Ability.

(a) Buyer has delivered to the Company true, complete and fully executed copies (subject, in the case of any related fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and none of which would be reasonably expected to impact the conditionality or amount of the Financing) of the commitment letter (together with the term sheet and any other annexes, exhibits, schedules and other attachments thereto), dated as of the date hereof (as may be amended, restated, amended and restated, replaced, substituted, supplemented, waived or otherwise modified in accordance with Section 6.16 of this Agreement, the “Debt Commitment Letter”) and any related fee letters (the “Debt Fee Letter” and, together with the Debt Commitment Letter, the “Commitment Letter”), pursuant to which the Financing Sources party thereto have agreed, subject to the terms and conditions therein, to provide the Financing as described therein (the “Committed Financing”). As of the date of this Agreement there are no side letters or other Contracts or arrangements related to the Committed Financing to which

Buyer or any Buyer Entity is a party (except for customary engagement letters or non-disclosure agreements which do not impact the conditionality or amount of the Committed Financing) that could adversely affect the availability of, or reduce the aggregate principal amount of, the Committed Financing such that Buyer would not have on the Closing Date, taken together with other sources of funds immediately available to Buyer, the Required Amounts. As of the date of this Agreement, the Commitment Letter has not been amended, supplemented or otherwise modified, and the commitments contained in the Debt Commitment Letter have not been withdrawn, modified or rescinded in any respect and no such amendment, supplement, modification, withdrawal or termination is contemplated or the subject of current discussions (other than any amendment, restatement, amendment and restatement, modification or supplement to the Debt Commitment Letter (and any related fee letters) to add lenders, lead arrangers, bookrunners, underwriters, syndication agents or similar entities that have not executed the Debt Commitment Letter (or such fee letters) as of the date of this Agreement). As of the date of this Agreement, the Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Buyer and, to the Knowledge of Buyer, the other parties thereto, in each case, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to (x) constitute a default or breach on the part of Buyer or, to the Knowledge of Buyer, any other party thereto under any term or condition of the Commitment Letter, (y) result in any of the conditions to the funding of the Committed Financing not being satisfied prior to the Closing Date or (z) otherwise result in the Committed Financing not being available in accordance with the terms of the Commitment Letter on the Closing Date. There are no conditions or other contingencies relating to the funding of the full amount of the Committed Financing, other than as set forth in the Debt Commitment Letter. As of the date of this Agreement, assuming the satisfaction of the conditions contained in Section 7.1 and Section 7.3, Buyer has no reason to believe that any of the conditions relating to the funding of the full amount of the Committed Financing will not be satisfied on or prior to the Closing Date. Buyer has fully paid, or caused to be paid, any and all commitment fees or other fees required by the Commitment Letter to be paid on or prior to the date of this Agreement. Assuming the satisfaction of the conditions contained in Section 7.1 and Section 7.3, Buyer will have on the Closing Date funds sufficient to (i) pay the aggregate Cash Consideration, (ii) pay any and all fees and expenses required to be paid at Closing by Buyer in connection with the Transactions and the Financing and (iii) satisfy all of the other payment obligations of Buyer contemplated hereunder that are required to be satisfied in connection with Closing (the “Required Amounts”).

(b) In no event shall the receipt or availability of any funds or financing by or to Buyer or any of its Affiliates or any other financing transaction be a condition to any of the obligations of Buyer or Merger Sub hereunder.

Section 5.11 Information Supplied. The information supplied by or on behalf of Buyer or Merger Sub to be contained in, or incorporated by reference in, the Registration Statement, in which the Proxy Statement will be included, including any amendments or supplements thereto and any other document incorporated or referenced therein, will not, on the date the Registration Statement is filed with the SEC or declared effective by the SEC, on the date the Proxy Statement is first mailed to stockholders of the Company, at the time of the Company Stockholder Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of any material fact or omit to state any material fact required to be stated

therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 5.11, no representation or warranty is made by Buyer or Merger Sub with respect to information or statements made or incorporated by reference in the Registration Statement or Proxy Statement that were supplied by or on behalf of the Company for use therein.

Section 5.12 Share Ownership. None of Buyer, Merger Sub or any of their respective “affiliates” or “associates” (as defined in Section 203 of the DGCL) (a) beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Company Stock or any options, warrants or other rights to acquire Company Stock or other securities of the Company, or has any other economic interest in the Company or (b) is, or at any time within the past three (3) years has been, an “interested stockholder” (as defined in Section 203 of the DGCL) of the Company.

Section 5.13 Brokers and Finders. Buyer or Merger Sub has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Transactions, except that Buyer has engaged Moelis & Company LLC as Buyer’s financial advisor.

Section 5.14 No Other Representations and Warranties. Buyer and Merger Sub, each on its own behalf and behalf of its Affiliates and each of its and their respective representatives, acknowledges and agrees that (a) except for the representations and warranties made by the Company in Article IV, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company and its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the Transactions, and the Company hereby disclaims any such other representations or warranties and (b) neither the Company nor any other Person makes or has made any representation or warranty to Buyer or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company or any of its Affiliates or any of their respective businesses (including the Retained Business), or (ii) any oral or, except for the representations and warranties by the Company in Article IV, written information made available to Buyer or any of its Affiliates or Representatives in the course of their evaluation of the Company, the Retained Entities or the Retained Business, the negotiation of this Agreement or in the course of the Transactions.

ARTICLE VI

COVENANTS

Section 6.1 Interim Operations.

(a) Interim Operations of the Company. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, solely with respect to the Retained Entities or the Retained Business (and, for the avoidance of doubt, excluding the members of the Spinco Group and the Spinco Business) and except as otherwise (A) expressly contemplated by or reasonably necessary to effectuate the transactions contemplated by this Agreement, the Separation and

Distribution Agreement or the other Transaction Documents or to effectuate the Separation and Distribution in accordance therewith, (B) required by applicable Law, (C) approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed) by Buyer or (D) set forth in Section 6.1(a) of the Company Disclosure Letter, the Company covenants and agrees to use its commercially reasonable efforts to conduct the Retained Business in the Ordinary Course and, to the extent consistent therewith, (x) use its commercially reasonable efforts to preserve the Retained Entities’ business organizations intact and maintain the Retained Business’ existing relations and goodwill with Governmental Entities, customers, suppliers, licensors, licensees, distributors, creditors, lessors, employees and business associates and others having material business dealings with them and (y) without limiting the generality of and in furtherance of the foregoing, not and shall cause its Subsidiaries not to:

(i) (A) amend its Organizational Documents (other than amendments to the governing documents of any wholly or majority owned Subsidiary of the Company that would not prevent, materially delay or materially impair the Transactions), (B) split, combine, subdivide or reclassify its outstanding shares of capital stock or other equity interests (except for any such transaction by a wholly owned Subsidiary of the Company which remains a wholly owned Subsidiary of the Company after consummation of such transaction), (C) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock or other equity interests (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of the Company to another direct or indirect wholly owned Subsidiary of the Company or to the Company), (D) purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than purchases, repurchases, redemptions or other acquisitions of securities of any wholly owned Subsidiary of the Company by the Company or any other wholly owned Subsidiary of the Company);

(ii) except (A) as otherwise contemplated by this Agreement or as expressly contemplated by the Restructuring Plan in connection with the Separation, (B) in the Ordinary Course or (C) to the extent solely among the Company and its Subsidiaries, merge or consolidate with any other Person, or adopt or implement any plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(iii) (A) establish, enter into, adopt, amend or modify in any material respect (including accelerating the vesting), or terminate any Retained Entity Plan or plan, program, policy, practice, agreement or arrangement that would be a Retained Entity Plan if it had been in effect on the date of this Agreement except (x) in conjunction with annual renewal or plan design changes for the Retained Entity Plans that are health and welfare plans that are made in the Ordinary Course, (y) to comply with or satisfy Tax-qualification requirements under the Code or other applicable Law or (z) in conjunction with clause (iii)(E) of this Section; (B) increase the compensation or benefits of any Covered Employee other than (x) annual merit salary or wage rate increases (and corresponding short term incentive opportunity increases, as applicable) in the Ordinary Course or (y) as required under a Retained Entity Plan in effect as of the date of this Agreement; (C) grant any severance or termination pay to any current or former Retained Entity Employee, except as required under any Retained Entity Plan in effect as of the date of this Agreement; (D) grant any Company Equity Awards or other equity or equity-based incentives other than as provided by Section 6.1(a)(x) of the Company Disclosure Letter; (E) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any current or former Covered Employee (other than an offer letter or employment agreement for any newly hired or promoted Covered Employee who is hired or promoted to fill a vacated position formerly held by a Covered Employee as permitted by Section 6.1(a)(xviii) and on terms substantially similar to the Covered Employee who vacated such position); (F) grant to any current or former Retained Entity Employee any right to reimbursement, indemnification or payment for any Taxes, including any Taxes incurred under Section 409A or 4999 of the Code; or (G) take any action (other than actions contemplated by this Agreement) to accelerate any payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any current or former Retained Entity Employee;

(iv) make or commit to any capital expenditures, other than (A) in connection with the repair or replacement of facilities, properties or assets destroyed or damaged due to casualty or accident (if covered by insurance or the portion of which is not covered by insurance is less than $100,000,000), (B) in the Ordinary Course and, with respect to any fiscal year, in the aggregate not in excess of 125 % of the amounts reflected in the Company’s capital expenditure budget set forth in Section 6.1(a)(iv) of the Company Disclosure Letter;

(v) enter into or materially amend any Contract for the transfer, lease, license, sale or assignment of, or let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any Company Owned IP (excluding any Content IP relating to any Key Property), other than (A) in the Ordinary Course, (B) in the case of a license of any such Company Owned IP, involving payments that do not exceed $125,000,000 per license or (C) in the case of a sale of any such Company Owned IP, Company Owned IP with a fair market value that does not exceed $75,000,000 individually (other than transactions among the Post-Separation Retained Entities); provided that, for the avoidance of doubt, clause (A) above permits turnarounds, option lapses and quitclaims of “stale scripts” (i.e., the sale of development materials where a Retained Entity no longer own underlying rights) in the Ordinary Course;

(vi) enter into or materially amend any Contract for the transfer, lease, license, sale or assignment of, or let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any Content IP relating to clause (i) of the definition of any “Key Property,” other than an out-license granted in the Ordinary Course that expires no later than two (2) years after the Closing Date; provided that the foregoing shall not prevent (x) renewals or extensions of existing Contracts pursuant to options or rights that can be exercised in the sole discretion of the counterparty or (y) entering into any free TV deal outside of the United States with ordinary course SVOD exclusivity that expires no later than three (3) years after the Closing Date; provided, further, that the foregoing shall not prohibit turnarounds, option lapses and quitclaims of “stale scripts” (i.e., the sale of development materials where a Retained Entity no longer own underlying rights) in the Ordinary Course;

(vii) enter into or materially amend any Contract for the transfer, lease, license, sale or assignment of, or let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any Content IP relating to clause (ii) of the definition of any “Key Property” that is English language scripted TV or film, other than an out-license granted in the Ordinary Course that expires no later than two (2) years after the Closing Date; provided that for licenses for longer than two (2) years after the Closing Date, the Retained Entities will provide Buyer with a first opportunity to negotiate for any licensing or co-production related thereto, which Buyer shall accept or reject within ten (10) days following notice thereof, subject to good faith arms’ length negotiation, and if Buyer does not so accept, the Retained Entities shall be permitted to enter into such out-license transaction; provided that the foregoing shall not prevent the Retained Entities from entering into any agreement based on an offer that has been made as of the date of this Agreement; provided, further, that the foregoing shall not prohibit turnarounds, option lapses and quitclaims of “stale scripts” (i.e., the sale of development materials where a Retained Entity no longer own underlying rights) in the Ordinary Course;

(viii) enter into or materially amend any Contract that grants any Person the right to distribute, exhibit, or otherwise make available the HBO service (including both linear and direct-to-consumer businesses) or any material portion thereof, except for any Contract, license or other arrangement (including transactions commonly understood in the industry as “bundling” or “ingestion” deals) entered into in the Ordinary Course that expires no later than two (2) years after the Closing Date; provided, that the foregoing shall not prevent renewals or extensions of existing Contracts pursuant to options or rights that can be exercised in the sole discretion of the counterparty; provided, further, that the foregoing shall not prohibit modifications to the manner in which distribution is conducted through Apple, Google or other app stores, including changes to methods for selling digital content (e.g., IAP, VPP or clickthrough);

(ix) transfer, lease, license, sell, assign, let lapse, abandon, cancel, mortgage, pledge, place a Lien upon or otherwise dispose of any Retained Assets (including capital stock of any Retained Entities but not including any Intellectual Property, which is governed by Section 6.1(a)(v), Section 6.1(a)(vi), Section 6.1(a)(vii) and Section 6.1(a)(viii))), except for (A) sales, leases, licenses or other dispositions of any properties or assets (excluding capital stock of the Retained Entities) with a fair market value not in excess of $100,000,000 individually if the transaction is not in the Ordinary Course or $150,000,000 individually in any event or (B) transactions among Retained Entities (other than Company JVs);

(x) issue, sell, deliver, grant, transfer or encumber, or authorize, agree or commit to issue, sell, deliver, grant, transfer or encumber, any shares of Company Stock, or any securities convertible or exchangeable into or exercisable for, or any options, warrants or other rights to acquire, any such shares, except: (A) in accordance with the terms of any Retained Entity Plan or Company Stock Plan, or otherwise with respect to, and upon the vesting, exercise or settlement of, Company Options, Company RSUs, Company PRSUs or Company DSUs, in each case, outstanding on the date of this Agreement or granted after the date hereof in compliance with Section 6.1(a)(x) of the Company Disclosure Letter or (B) pursuant to any purchases of shares of Company Stock pursuant to the Company ESPP in accordance with the terms of such plan and in compliance with this Agreement;

(xi) other than capital expenditures made in accordance with Section 6.1(a)(iv), spend or commit to spend in excess of (A) $25,000,000 if the transaction is not in the Ordinary Course and $100,000,000 in any event or (B) more than $300,000,000 in the aggregate in any twelve (12) month period, in each case to acquire any business, whether by merger, consolidation, purchase of property or assets, licenses or otherwise (valuing any non-cash consideration at its fair market value as of the date of the agreement for such acquisition); provided that the Company and its Subsidiaries shall not enter into any such transaction that would, or would reasonably be expected to, prevent, materially delay or materially impair the consummation of the Transactions (it being understood that none of the Retained Entities shall be permitted to acquire any member of the Spinco Group or any assets or businesses of the Spinco Group or to assume any liabilities of the Spinco Business except as contemplated or permitted by this Agreement or the other Transaction Documents);

(xii) make any material change with respect to the financial accounting policies or procedures of the Retained Entities, except as required by changes in GAAP or Regulation S-X of the Exchange Act (or any interpretation thereof), any Governmental Entity or by applicable Law;

(xiii) (A) change or rescind any material Tax election, (B) change any material method of Tax accounting or any material annual Tax accounting period, (C) amend any material Tax Return, (D) settle or resolve any material Tax controversy, (E) enter into any pre-filing agreement, advance pricing agreement or closing agreement, or request or enter into any ruling, in each case, with a Governmental Entity with respect to a material amount of Taxes, or (F) surrender or forfeit any right to claim a material Tax refund, provided that for purposes of this Section 6.1(a)(xiii), materiality shall be determined with respect to the Company and its Subsidiaries, taken as a whole;

(xiv) enter into any new line of business other than any line of business that is reflected in the Company’s long range plan as provided to Buyer prior to the date of this Agreement (provided that such entry would not reasonably be likely to prevent, materially delay or materially impair the ability of the Parties to complete the Merger on a timely basis);

(xv) make any loans, advances or capital contributions to, or investments in, any Person (other than (A) loans, advances or capital contributions solely among Retained Entities or (B) as permitted by clause (xx) below) in excess of $25,000,000 if the transaction is not in the Ordinary Course and $150,000,000 in any event;

(xvi) amend or modify in any material respect, or terminate any Company Material Contract (other than amendments or modifications in the Ordinary Course or that are not adverse to the Retained Business in any material respect with respect to the Contract and terminations upon the expiration of the term thereof in accordance with the terms thereof) or waive, release or assign any material rights, claims or benefits under any Company Material Contract or (B) enter into any Contract that would have been a Company Material Contract had it been entered into prior to the date of this Agreement (other than Company Material Contracts of the type described in Section 4.11(a)(iii), (viii), (ix) or (x)) unless it (1) is on terms substantially consistent with, or on terms more favorable to the Company and/or its Subsidiaries (and to the Retained Entities following the Closing) than, either a Contract it is replacing or a form of such Company Material Contract made available to Buyer prior to the date hereof or (2) relates exclusively to the Spinco Business; provided that for the avoidance of doubt, this Section 6.1(a)(xvi) shall not prohibit or restrict any Retained Entity Plans;

(xvii) settle any Proceeding before or threatened to be brought before a Governmental Entity, other than settlements (A) if the amount of any such settlement is not in excess of $25,000,000 individually or $75,000,000 in the aggregate; provided that such settlements do not (1) involve any non-de minimis injunctive or equitable relief, (2) impose non-de minimis restrictions on the business activities of the Retained Business or of Buyer and its Subsidiaries or (3) grant any material license or immunity with respect to Intellectual Property or (B) relating to Taxes (which shall be governed by Section 6.1(a)(xiii));

(xviii) (A) hire or engage any individual to be a Covered Employee, other than the hiring of an individual to fill a position that has been vacated by a Covered Employee; or (B) terminate the employment of any Covered Employee other than for cause;

(xix) (A) enter into any Collective Bargaining Agreement (excluding any Collective Bargaining Agreement with a Guild or that applies on a national, area-wide, industry-wide or mandatory basis), other than renewals of any Collective Bargaining Agreements in the Ordinary Course or (B) recognize or certify any Labor Union or group of Retained Entity Employees as the bargaining representative for any Retained Entity Employees;

(xx) waive, release, amend or, to the Knowledge of the Company, fail to enforce the restrictive covenant obligations of any current or former director, officer, employee, independent contractor or consultant of the Retained Business;

(xxi) with respect to the Retained Entities, incur, issue, guarantee or otherwise become liable for any Indebtedness with a principal amount in excess of $50,000,000, other than with respect to (A) Indebtedness which shall be and shall remain solely an obligation of (including by assumption or allocation) members of the Spinco Group and with respect to which none of the Retained Entities shall have (including by assumption or allocation or guarantee) any obligations in respect thereof, in each case, after giving effect to the Separation and in accordance with the terms of the Separation and Distribution Agreement, (B) (1) Indebtedness solely among Retained Entities or (2) prior to consummation of the Separation, Indebtedness solely between or among any member of the Company Group and any member of the Spinco Group, (C) Indebtedness, drawdowns, repayments and refinancings under any revolving credit or letter of credit facilities (1) of the Retained Entities in existence as of the date of this Agreement, or (2) otherwise in accordance with clause (D) below, (D) (1) Indebtedness in replacement of, or to refinance, all or any portion of the Existing Company Bridge Loan Facility, or (2) Indebtedness incurred pursuant to or contemplated by the terms of the Separation and Distribution Agreement; provided that, to the extent required by the terms of the Separation and Distribution Agreement, the Company shall use commercially reasonable efforts to consult with Buyer on the matters contemplated by this clause (D) and, without limiting the Company’s right to determine terms and conditions of such Indebtedness in its sole discretion, the Company shall consider Buyer’s input in good faith, (E) (1) letters of credit, bank guarantees, security or performance bonds or similar credit support instruments and (2) overdraft facilities or cash management programs or services, in each case, issued, made or entered into in the Ordinary Course, (F) commercial paper issued in the Ordinary Course and (G) hedging in the Ordinary Course; or

(xxii) agree, authorize or commit to do any of the foregoing.

(b) Interim Operations of Buyer. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, except as otherwise (A) expressly contemplated by or reasonably necessary to effectuate the transactions contemplated by this Agreement, the Separation and Distribution Agreement or the other Transaction Documents, (B) required by applicable Law, (C) approved in writing (which approval shall not be unreasonably withheld, conditioned or delayed) by the Company or (D) set forth in Section 6.1(b) of the Buyer Disclosure Letter, Buyer shall (x) use its commercially reasonable efforts to preserve Buyer’s and its Subsidiaries’ business organization intact and (y) without limiting the generality of and in furtherance of the foregoing, not and shall cause its Subsidiaries not to:

(i) (A) amend its Organizational Documents in any manner that would prevent, materially delay or materially impair the Transactions, or (B) declare, set aside or pay any dividend or distribution payable in cash, stock or property (or any combination thereof) in respect of any shares of its capital stock or other equity interests (except for any dividends or distributions paid by a direct or indirect wholly owned Subsidiary of Buyer to another direct or indirect wholly owned Subsidiary of Buyer or to Buyer); or

(ii) agree, authorize or commit to do any of the foregoing.

(c) Nothing contained in this Agreement shall give the Company or Buyer, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time. Prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.2 No Solicitation.

(a) The Company, its Subsidiaries and its and their respective officers and directors will not, and the Company will direct and use its reasonable best efforts to cause its and its Subsidiaries’ other respective Representatives not to, directly or indirectly, take any action to solicit, initiate, or knowingly encourage or knowingly facilitate the making of any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (including by granting any waiver under Section 203 of the DGCL) or engage in or otherwise participate in discussions or negotiations with any Person with respect thereto (except solely to notify such Person of the existence of the provisions of this Section 6.2), or disclose any nonpublic information or afford access to properties, books or records to any Person that has made, or to the Company’s Knowledge is considering making, any Acquisition Proposal, or agree to, approve or recommend, or propose to agree to, approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, option agreement, acquisition agreement or any other agreement relating to an Acquisition Proposal, or propose publicly or agree to do any of the foregoing relating to an Acquisition Proposal (other than a confidentiality agreement as permitted herein). Nothing contained in this Agreement shall prevent the Company Board from (i) complying with Rule 14e-2 under the Exchange Act with regard to an Acquisition Proposal or (ii) making any disclosure if, in the case of this clause (ii), in the good faith judgment of the Company Board, after consultation with outside counsel, the failure to make such disclosure would be reasonably likely to be inconsistent with the directors’

exercise of their fiduciary duties to the Company’s stockholders under applicable law. The Company shall be permitted to make any “stop, look and listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act and comply with disclosure obligations under Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with regard to an Acquisition Proposal, and any such communication or compliance shall not be deemed to be a Change in the Company Recommendation; provided, that any such compliance shall not be deemed to permit the Company or the Company Board to effect a Change in the Company Recommendation except in accordance with Section 6.3. Notwithstanding anything to the contrary in this Agreement but subject to the first sentence of Section 6.2(b), prior to (but not after) obtaining the Company Stockholder Approval, the Company may, directly or indirectly through its advisors, agents or other intermediaries, (A) furnish information and access, but only in response to a request for information or access, to any Person, and its Representatives (including sources of financing), making a bona fide, written Acquisition Proposal to the Company Board after the date of this Agreement which was not obtained as a result of a material breach of this Section 6.2 and (B) participate in discussions and negotiate with such Person or its Representatives concerning any such unsolicited Acquisition Proposal, if and only if, in any such case set forth in clause (A) or (B) of this sentence, (1) the Company Board determines in good faith, (x) after consulting with its outside legal counsel and its financial advisors, that such Acquisition Proposal constitutes or could reasonably be expected to result in a Company Superior Proposal and (y) that failure to do so would be reasonably likely to be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law and (2) the Company receives (or prior to the date hereof has received) from the Person making such an Acquisition Proposal, prior to engaging in any of the activities described in clause (A) or (B) of this sentence, an executed confidentiality agreement the terms of which are (without regard to the terms of such Acquisition Proposal) in all material respects (i) no less favorable to the Company and (ii) no less restrictive to the Person making such Acquisition Proposal than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making of any Acquisition Proposal; provided that if any such confidentiality agreement does not contain a “standstill” or similar provisions, or contains such provisions that are more favorable to such other Person than those contained in the Confidentiality Agreement, the Confidentiality Agreement shall be deemed to be automatically (and permanently) amended hereby and without further action of the parties to delete the standstill provision contained therein or conform the provision thereof with such more favorable provision as applicable). The Company agrees that any material non-public information provided to such Person that has not previously been provided to Buyer shall be provided to Buyer prior to or substantially concurrently with the time it is provided to such Person. The Company Board shall not take any of the actions referred to in the foregoing clauses (A) and (B) unless the Company shall have first delivered to Buyer written notice advising Buyer that the Company intends to take such action; provided that only one such notice need be given with respect to any specific Acquisition Proposal, including any amendment or modification of any such Acquisition Proposal; provided, further, that the foregoing shall not limit the Company’s obligations set forth in Section 6.2(b) or Section 6.3(b).

(b) In the event that on or after the date of this Agreement, the Company, any of its Subsidiaries or any of their respective Representatives receives an Acquisition Proposal, or any inquiry or request regarding an Acquisition Proposal or request for nonpublic information relating to the Company or any Subsidiary of the Company or for access to the properties, books or records of the Company or any Subsidiary of the Company by any Person that has made, or has informed the Company it is considering making, an Acquisition Proposal (or any proposal that would reasonably be expected to lead to an Acquisition Proposal), in each case, whether orally or in writing, the Company will (i) promptly (and in no event later than twenty-four (24) hours after a director or senior executive officer of the Company becomes aware of such an Acquisition Proposal or any inquiry or request that would reasonably be expected to lead to an Acquisition Proposal) notify (which notice shall be provided orally and in writing and shall identify the Person making such Acquisition Proposal, inquiry or request and set forth the material terms thereof) Buyer thereof, (ii) keep Buyer reasonably and promptly informed of any material amendments or other material modifications to such Acquisition Proposal and material developments regarding the status or terms of any such Acquisition Proposal or request, and (iii) as promptly as practicable after the receipt or delivery thereof (but in no event later than twenty-four (24) hours after a director or senior executive officer of the Company becomes aware of receipt) provide to Buyer a correct and complete copy of such Acquisition Proposal or any inquiry or request that would reasonably be expected to lead to an Acquisition Proposal, including unredacted copies of all material written correspondence and other material written materials sent by or provided to the Company, any of its Subsidiaries or any of their respective Representatives that describe any terms or conditions thereof, including any proposed transaction agreements. Upon the execution and delivery of this Agreement, the Company (x) shall, and shall cause its Subsidiaries and its and their respective officers and directors to, immediately cease and cause to be terminated and shall use reasonable best efforts to cause its and their other respective Representatives to, immediately cease and cause to be terminated, all discussions and negotiations, if any, that have taken place prior to the date of this Agreement with any Persons with respect to any Acquisition Proposal or the possibility thereof, (y) shall promptly (and in any event within twenty-four (24) hours) request each Person, if any, that has executed a confidentiality agreement within the nine (9) months prior to the date of this Agreement in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries and (z) immediately terminate all physical and electronic data room access for such Person and their representatives to diligence or other information regarding the Company or any of its Subsidiaries. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement, the Company shall not modify, amend or terminate, or waive, release or assign, any provisions of any confidentiality or standstill agreement (or any similar agreement) to which the Company or any of its Subsidiaries is a party relating to any such Acquisition Proposal and shall enforce the provisions of any such agreement in accordance with its terms; provided that the Company shall be permitted on a confidential basis, upon written request by a relevant party thereto and without prior notice to Buyer disclosing the party and the circumstances, to release or waive any standstill obligations to the extent necessary to permit the party referred therein to submit an Acquisition Proposal to the Company Board on a confidential basis; provided that the Company Board has determined in its good faith judgment, after consultation with its outside legal and financial advisors, that failing to take such action would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties under applicable law. The Company shall promptly (and in any event within twenty-four (24) hours) provide written notice to Buyer of any waiver or release of any standstill by the Company.

(c) For purposes of this Agreement, “Acquisition Proposal” means (i) any proposal, offer or indication of interest, from any Person or group of Persons, other than Buyer and its Affiliates, with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, spin-off, extraordinary dividend, share exchange, business combination or similar transaction involving the Company or any of its Subsidiaries which is structured to result in such Person or group of Persons (or their stockholders), directly or indirectly, acquiring beneficial ownership of 20% or more of the Company’s consolidated total assets (including equity securities of the Company’s Subsidiaries), net income or net revenue or 20% or more of any class of the Company’s equity interests and (ii) any acquisition by any Person or group of Persons (or their stockholders) (other than Buyer and its Subsidiaries) resulting in, or proposal or offer, which if consummated would result in, any Person or group of Persons (or their stockholders) (other than Buyer and its Subsidiaries) obtaining control (through Contract or otherwise) over or becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, 20% or more of the total voting power of any class of equity securities of the Company or 20% or more of the Company’s consolidated total assets (including equity securities of the Company’s Subsidiaries), net income or net revenue, in each case other than the Transactions. For purposes of this Agreement, “Company Superior Proposal” means an unsolicited bona fide Acquisition Proposal made after the date of this Agreement that would result in a Person or group (or their stockholders) becoming, directly or indirectly, the beneficial owner of, more than 50% of the Company’s consolidated total assets, net income or net revenue of more than 50% of the total voting power of the equity securities of the Company or the successor Person of the Company, that the Company Board has determined in its good faith judgment, after consultation with its outside legal and financial advisors and taking into account all the terms and conditions of such Acquisition Proposal is more favorable to the Company’s stockholders than the Transactions (after taking into account all relevant factors, including likelihood of consummation on the terms proposed and all legal, financial and regulatory aspects of such proposal, as well as any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 6.3(b)(i)).

Section 6.3 Company Stockholder Meeting; Proxy Material.

(a) Except as permitted by Section 6.3(b) below, the Company Board shall recommend adoption of this Agreement by the Company’s stockholders, and unless permitted by Section 6.3(b), neither the Company Board nor any committee thereof shall (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Buyer, the approval of this Agreement, the Merger or the Company Recommendation, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (iii) if an Acquisition Proposal has been publicly disclosed after the date of this Agreement, fail to publicly reaffirm the Company Recommendation within ten (10) Business Days of a written request of Buyer, or (iv) fail to recommend against a tender or exchange offer related to an Acquisition Proposal within ten (10) Business Days after the commencement thereof (any of the foregoing, a “Change in the Company Recommendation”). For purposes of this Agreement, a Change in the Company Recommendation shall also include any failure by the Company to include the Company Recommendation in the Proxy Statement.

(b)

(i) The Company Board shall be permitted, in response to an Acquisition Proposal (that did not result from any material breach of Section 6.2) received after the date of this Agreement, to effect a Change in the Company Recommendation, or to cause the Company to terminate this Agreement pursuant to Section 8.1(c)(ii) (so long as, prior to or substantially concurrently with such termination, the Company pays to Buyer the Company Termination Fee), in each case, only if and to the extent that all of the following conditions are met: (A) the Company Stockholder Approval has not been obtained; (B) the Company Board determines in good faith, after consulting with outside legal counsel and financial advisors, that such Acquisition Proposal constitutes a Company Superior Proposal and that failing to take such action would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties under applicable law; (C) before taking any such action, the Company promptly gives Buyer written notice advising Buyer of the decision of the Company Board to take such action (a “Superior Proposal Notice”), including the reasons therefor and specifying the material terms and conditions of the applicable Acquisition Proposal and the identity of the Person making such Acquisition Proposal and a copy of any then-existing drafts of the definitive agreements providing for such Company Superior Proposal (and the Company will also promptly give Buyer such a notice with respect to any subsequent change in such proposal) and the Company has given Buyer at least four (4) Business Days (as modified, extended or continued by this Section 6.3(b)(i), the “Superior Proposal Match Period”) after delivery of such notice to propose revisions to the terms of this Agreement (or to make another proposal) in response to such Acquisition Proposal and during such period has caused its Representatives to negotiate in good faith with Buyer (to the extent Buyer wishes to negotiate) with respect to such proposed revisions or other proposal, if any, to make such adjustments to the terms and conditions of this Agreement so that the failure to make a Change in the Company Recommendation would no longer be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties under applicable law (it being understood and agreed that each and any amendment or modification (other than immaterial amendments or modifications) of such Acquisition Proposal shall require a new notice period with a new Superior Proposal Match Period of two (2) Business Days); and (D) the Company Board determines in good faith after consultation with its outside legal counsel and financial advisors that such Acquisition Proposal continues to constitute a Company Superior Proposal (as defined in Section 6.2(b)) at the end of such Superior Proposal Match Period, taking into account any revisions to the terms of the Merger or this Agreement proposed by Buyer during such Superior Match Period.

(ii) The Company Board shall be permitted (other than in connection with a Company Superior Proposal, which shall be governed by Section 6.3(b)(i)), to effect a Change in the Company Recommendation in response to an Intervening Event, if the following conditions are met: (A) the Company Stockholder Approval has not been obtained; (B) the Company Board determines in good faith, after consulting with outside legal counsel, that failing to take such action would be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to stockholders under applicable law; (C) before taking any such action, the Company gives Buyer written notice advising Buyer of the decision of the Company Board to take such action (which notice shall set forth in reasonable detail a description of such Intervening Event and the reasons for such action), and the Company has given Buyer at least four (4) Business Days (as modified, extended or continued by this Section 6.3(b)(ii), the “Match Period”) after delivery of such notice to propose revisions to the terms of this Agreement (or to make another proposal) and has caused its Representatives to negotiate in good faith with Buyer

(to the extent Buyer wishes to negotiate) with respect to such proposed revisions or other proposal, if any, to make such adjustments to the terms and conditions of this Agreement so that the failure to make a Change in the Company Recommendation would no longer be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties under applicable law (it being understood and agreed that any material change in the facts or circumstances underlying such determination shall require a new notice period with a new Match Period of two (2) Business Days); and (D) the Company Board determines in good faith after consultation with its outside legal counsel and financial advisors that the failure to take such action would continue to be reasonably likely to be inconsistent with the directors’ exercise of their fiduciary duties to stockholders under applicable law, taking into account any revisions to the terms of the Merger or this Agreement proposed by Buyer during such Match Period. Without limiting the Company’s right to terminate this Agreement in the circumstances set forth in Article VIII, a Change in the Company Recommendation shall not limit the Company’s obligation to submit this Agreement to the stockholders of the Company for the purpose of obtaining the Company Stockholder Approval at the Company Stockholder Meeting.

(c) As promptly as practicable following the date of this Agreement, (i) Buyer and the Company shall prepare, and Buyer shall file with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus, and (ii) the Company and its Subsidiaries shall prepare and file with the SEC the Distribution Registration Statement. Each of Buyer and the Company shall use all reasonable efforts to have the Registration Statement and the Distribution Registration Statement declared effective under the Securities Act and the Exchange Act, as applicable, and for the Proxy Statement to be cleared by the SEC and its staff under the Exchange Act, in each case, as promptly as practicable after such filing. Buyer shall promptly comply with all reasonable requests from the Company for information regarding Buyer or Merger Sub and required by applicable law for inclusion in the Proxy Statement and any amendments or supplements thereto, and the Company shall promptly comply with all reasonable requests from Buyer for information regarding the Company and its Subsidiaries and required by applicable law for inclusion in the Registration Statement and any amendments or supplements thereto. Neither the Company (with respect to the Proxy Statement and the Distribution Registration Statement) nor Buyer (with respect to the Registration Statement) will file such documents, or any amendments or supplements thereto, with the SEC without first providing the other party and its counsel a reasonable opportunity to review and comment thereon, and the filing Party will (x) with respect to the Registration Statement and Proxy Statement, include the reasonable additions, deletions or changes suggested by the other Party or its counsel to the extent relating to such other Party or its Affiliates and (y) consider in good faith all other such reasonable additions, deletions or changes suggested by the other Party or its counsel in connection therewith. The Company shall cause the Proxy Statement to be mailed to stockholders of the Company as promptly as practicable following the date on which the Registration Statement is declared effective under the Securities Act. Buyer shall take any action required to be taken under any applicable state securities Laws in connection with the Buyer Share Issuance. For the avoidance of doubt, any ordinary course communications filed pursuant to Rule 425 under the Securities Act or any other disclosures or statements with respect to the Merger contained in any filing required under securities Laws, other than the Registration Statement, the Proxy Statement or the Distribution Registration Statement, shall be subject to Section 6.8.

(d) Each of the Company and Buyer shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(e) If, at any time prior to the receipt of the Company Stockholder Approval or the consummation of the Distribution, as applicable, any information relating to the Company, Buyer or Merger Sub or any of their respective Affiliates, directors or officers is discovered by the Company, Buyer or Merger Sub, which is required to be set forth in an amendment or supplement to the Registration Statement, the Proxy Statement or the Distribution Registration Statement so that none of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.

(f) Each of the Company and Buyer shall, as promptly as practicable after receipt thereof, provide the other with copies of any written comments, and advise the other of any oral comments, received from the SEC with respect to the Distribution Registration Statement, the Registration Statement or the Proxy Statement and shall provide the other with copies of all correspondence between it and its Affiliates, on the one hand, and the SEC, on the other hand, with respect thereto. Each of the Company and Buyer shall provide the other with a reasonable opportunity to participate in any meetings or calls with the SEC relating to the Registration Statement or the Proxy Statement and review and comment on any communications with the SEC prior to filing such with the SEC, and will promptly provide the other with a copy of all such filings and communications made with the SEC. The Company and Buyer shall use their respective reasonable best efforts to respond to any comments of the SEC or its staff with respect to the Registration Statement, the Proxy Statement or the Distribution Registration Statement as promptly as reasonably practicable.

(g) The Company shall take all action necessary in accordance with the DGCL and its certificate of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable following the date on which the Registration Statement is declared effective under the Securities Act, and in any event within forty-five (45) days thereafter, for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholder Meeting”), and the Company Board shall include the Company Recommendation in the Proxy Statement; provided, however, that the Company Board may effect a Change in the Company Recommendation if permitted by, and in accordance with, Section 6.3(b). Without limiting the generality of the foregoing, but subject to Section 6.3(b)

and the Company’s rights to terminate this Agreement under the circumstances set forth in Article VIII, the Company agrees that its obligations pursuant to the first sentence of this Section 6.3(g) or its other obligations under this Section 6.3 shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or its stockholders or representatives of any Acquisition Proposal. The Company shall not, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), adjourn, postpone or otherwise delay the Company Stockholder Meeting; provided that the Company may, notwithstanding the foregoing, without the prior written consent of Buyer, adjourn or postpone the Company Stockholder Meeting (A) if the Company believes in good faith that such adjournment or postponement is reasonably necessary to allow reasonable additional time to (1) solicit additional proxies necessary to obtain the Company Stockholder Approval, or (2) distribute any supplement or amendment to the Proxy Statement the distribution of which the Company Board has determined in good faith to be necessary under applicable law after consultation with outside legal counsel or (B) for an absence of a quorum, and the Company shall use its reasonable best efforts to obtain such a quorum as promptly as practicable; provided that the Company shall postpone or adjourn the Company Stockholder Meeting up to two times for up to ten (10) Business Days each time upon the reasonable request of Buyer to solicit additional proxies for purposes of obtaining the Company Stockholder Approval. Notwithstanding the foregoing, the Company may not, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), adjourn or postpone the Company Stockholder Meeting more than a total of three (3) times pursuant to clause (A)(1) or (B) of the immediately preceding sentence, and no such adjournment or postponement pursuant to clause (A)(1) or (B) of the immediately preceding sentence shall be, without the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), for a period exceeding ten (10) Business Days in connection with any one adjournment or postponement or more than an aggregate of thirty (30) days. Without the prior written consent of Buyer, the matters contemplated by the Company Stockholder Approval shall be the only matters (other than matters of procedure and matters required by applicable Law to be voted on by the Company’s stockholders in connection therewith and the Transactions) that the Company shall propose to be voted on by the stockholders of the Company at the Company Stockholder Meeting. The Company shall otherwise coordinate and cooperate with Buyer with respect to setting a preliminary record date for and the timing of the Company Stockholder Meeting. The Company shall provide updates to Buyer with respect to the proxy solicitation for the Company Stockholder Meeting (including interim results) as reasonably requested by Buyer.

Section 6.4 Cooperation; Efforts to Consummate.

(a) Each of the Company and Buyer shall use its reasonable best efforts to take (and, in the case of Buyer, including the efforts required by Section 6.4(e) and Section 6.4(f)), or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement and, in any event, prior to the End Date, including (i) preparing and filing, in consultation with the other Parties, as promptly as practicable with any Governmental Entity or other third party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations from any Governmental Entity or other third party, in each case, that are necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by this Agreement and (iii) taking the actions set forth in Section 6.4(a) of the Buyer Disclosure Letter.

(b) In furtherance and not in limitation of the foregoing, each of Buyer and the Company shall make as promptly as practicable after the date of this Agreement (i) the notification and report form required under the HSR Act and any other notifications or filings that are necessary, proper or advisable under other applicable Antitrust Laws and (ii) any filings, notices or reports that are necessary, proper or advisable to be made with or to Foreign Regulators pursuant to applicable Foreign Regulatory Laws; provided that each of Buyer and the Company shall make its filing with respect to the HSR Act within twenty-five (25) Business Days after the date of this Agreement. Each of the Company and Buyer shall (A) supply as promptly as practicable any additional information and documentary material that may be requested by a Governmental Entity in connection with the foregoing, including any information, documentation or other material that may be requested by a Governmental Entity with respect to any controlling person of Buyer, (B) furnish to each other any necessary information and reasonable assistance as the other may request in connection with the foregoing, and (C) take all other actions necessary or advisable to cause the expiration or termination of any applicable waiting periods under the HSR Act and any other applicable Antitrust Laws and the Foreign Regulatory Laws, in each case as promptly as practicable and, in any event, prior to the End Date. The Company and Buyer shall each request early termination of the waiting period with respect to the Merger under the HSR Act. Buyer shall pay all filing fees payable under the HSR Act or in connection with any other applicable Antitrust Laws or Foreign Regulatory Laws, regardless of whether the transactions contemplated by this Agreement are consummated.

(c) Except as prohibited by applicable Law or Governmental Order, each of Buyer and the Company shall (i) cooperate and consult with each other in connection with any filing or submission with a Governmental Entity in connection with the transactions contemplated by this Agreement and in connection with any investigation or other inquiry by or before a Governmental Entity relating to the transactions contemplated by this Agreement, including any proceeding initiated by a private party, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions, (ii) promptly inform the other Party of (and if in writing, supply to the other Party) any substantive communication received by such Party from, or given by such Party to, the Federal Trade Commission, the Antitrust Division of the Department of Justice or any other Governmental Entity and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated by this Agreement, (iii) consult with each other prior to taking any material position with respect to the filings contemplated by Section 6.4(b) in discussions with or filings to be submitted to any Governmental Entity, (iv) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, presentations, memoranda, briefs, arguments, opinions and proposals to be submitted to any Governmental Entity with respect to the filings contemplated by Section 6.4(b) and (v) coordinate with the other in preparing and exchanging such information and promptly provide the other (and its counsel) with copies of all filings, presentations or submissions (and a summary of any oral presentations)

made by such Party with any Governmental Entity relating to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, in the event of any dispute between the Parties relating to strategy in connection with obtaining all necessary approvals under Antitrust Laws or Foreign Regulatory Laws with respect to the Merger and the other transactions contemplated by this Agreement, the Parties shall escalate such dispute to the chief legal officers of the Company and Buyer for resolution. If such dispute is not resolved pursuant to the preceding sentence, Buyer shall have the right to make the final determination with respect to such matter acting reasonably and in good faith and in a manner consistent with Buyer’s obligations under Section 6.4(e). Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and its Subsidiaries or Buyer and its Subsidiaries, (C) comply with bona fide contractual arrangements with third parties, (D) prevent the loss of a legal privilege (including attorney-client privilege) or (E) comply with applicable Law.

(d) Unless prohibited by applicable Law or Governmental Order or by the applicable Governmental Entity, and to the extent reasonably practicable, (i) none of the Company, Buyer or their respective Affiliates shall participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of the Merger (including with respect to any of the actions referred to in Section 6.4(a)) without the other, (ii) each of the Company and Buyer shall give the other reasonable prior notice of any such meeting or conversation and (iii) in the event either the Company or Buyer is prohibited by applicable Law or Governmental Order or by the applicable Governmental Entity from participating or attending any such meeting or engaging in any such conversation, the participating or attending Party shall keep the non-participating or non-attending, as the case may be, Party reasonably apprised with respect thereto.

(e) Notwithstanding anything to the contrary in this Section 6.4, Buyer and its Affiliates shall take all actions necessary to avoid or eliminate each and every impediment that may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as promptly as practicable and, in any event, prior to the End Date, including (i) the prompt use of its reasonable best efforts to avoid the entry of, or to effect the dissolution of, any permanent, preliminary or temporary Governmental Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including (A) the proffer and agreement by Buyer of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, categories of assets or businesses or other operations or interests of the Company and its Subsidiaries after the Closing (and the entry into agreements with, and submission to orders of, the relevant Governmental Entity giving effect thereto, including the entry into hold separate arrangements, terminating, assigning or modifying Contracts (or portions thereof) or other business relationships, accepting restrictions on business operations and entering into commitments and obligations) and (B) the proffer and agreement by Buyer of its willingness to take such other actions, and promptly to effect such other actions (and the entry into agreements with, and submission to orders of, the relevant Governmental Entity giving effect thereto, including the entry into hold separate arrangements, terminating, assigning or modifying Contracts (or portions thereof) or other business relationships, accepting restrictions on business operations and entering into commitments and obligations), in each case if such action should be necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any Proceeding in any forum or (y) issuance of any Governmental Order that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement by any Governmental Entity; provided, however, that in the case of the foregoing clauses (A) and (B), or any other provisions of this Section 6.4, Buyer and its Affiliates shall not be required to take actions that would amount to a Burdensome Condition and which are not conditioned on the consummation of the Closing, (ii) defending through litigation on the merits (including through appeal) any claim asserted in any court, agency or other Proceeding by any Person, including any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement and (iii) taking, in the event that any permanent, preliminary or temporary Governmental Order is entered or issued, or becomes reasonably foreseeable to be entered or issued, in any Proceeding or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with its terms unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, all actions (including the appeal thereof and the posting of a bond) required by such Governmental Entity or otherwise necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate or remove such actual, anticipated or threatened Governmental Order so as to permit such consummation as promptly as practicable, and in any event, prior to the End Date; notwithstanding the foregoing, and for the avoidance of doubt, Buyer and its Affiliates shall not be required to take any actions that would constitute a Burdensome Condition. Nothing in this Agreement shall obligate the Company to agree to any divestiture or other remedy (1) not conditioned on the consummation of the Closing or (2) that involves, applies to or affects the operation or assets of the Spinco Business.

(f) Buyer and the Company shall not, and shall cause their Affiliates not to (i) take, cause or permit to be taken or omit to take any action, including any action with respect to any actions or filings that would be required to be made pursuant to the HSR Act, any other applicable Antitrust Laws, Foreign Regulatory Laws or other Laws, that would reasonably be expected to prevent or materially delay the consummation of the Transactions or (ii) propose, announce an intention, enter into any agreements or otherwise make a commitment to take such action. Without limiting the generality of the foregoing, Buyer and the Company each shall not, and shall cause their Affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation could reasonably be expected to materially delay or materially increase the risk of not obtaining, any consent, approval, authorization, declaration, waiver, license, franchise, permit, certificate or order of any Governmental Entity necessary to consummate the transactions contemplated hereby or prevent or materially delay the consummation of the Transactions.

(g) Buyer acknowledges and agrees that it shall not be entitled to assert, and hereby waives, any right to terminate this Agreement on the basis of any Law or Governmental Order that would reasonably be expected to be avoided, eliminated or not entered if Buyer and its Affiliates had complied in all material respects with their obligations under this Section 6.4.

Section 6.5 Status; Notifications. Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Buyer each shall keep the other reasonably apprised of the status of matters relating to the consummation of the Transactions. The Company and Buyer each shall give prompt notice to the other of any Company Material Adverse Effect or any Buyer Material Adverse Effect, as applicable, or of any failure of any condition to the other Party’s obligation to consummate the Transactions; provided that the delivery of any notice pursuant to this Section 6.5 shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy or condition to any obligation of any Party or update the Company Disclosure Letter or Buyer Disclosure Letter, as applicable.

Section 6.6 Information; Access and Reports.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement in accordance with Article VIII and the Closing, subject to applicable Law and the other provisions of this Section 6.6, each of the Company and Buyer shall, upon request by the other, furnish the other with all information concerning itself, its Affiliates, directors and officers and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Buyer or the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions, and shall, upon giving of reasonable notice by the other, afford the other’s authorized Representatives reasonable access, during normal business hours following reasonable advance notice throughout the period prior to the Effective Time, to its officers, employees, agents, contracts, books and records (including the work papers of its independent accountants upon receipt of any required consents from such accountants), as well as properties, offices and other facilities, and, during such period, each of the Company and Buyer shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested by the other, in each case, for purposes reasonably related to the consummation of the Transactions, including transition or integration planning related thereto.

(b) The foregoing provisions of this Section 6.6 shall not require and shall not be construed to require either the Company or Buyer to permit any access to any of its officers, employees, agents, contracts, books or records, or its properties, offices or other facilities, or to permit any inspection, review, sampling or audit, or to disclose or otherwise make available any information that in the reasonable judgment of the Company or Buyer, as applicable, would (i) result in the disclosure of any Trade Secrets of any third parties or violate the terms of any confidentiality provisions in any agreement with a third party entered into prior to the date of this Agreement if the Party shall have used commercially reasonable efforts (without payment of any consideration, fees or expenses) to obtain the consent of such third party to such inspection or disclosure, (ii) result in a violation of applicable Law, including any fiduciary duty, (iii) result in the loss of the protection of any attorney-client privilege, (iv) result in the disclosure of any personal information that would expose the Party to the risk of liability or (v) unreasonably disrupt the operations of such Party or any of its Subsidiaries. In the event that the Company or Buyer, as applicable, objects to any request submitted pursuant to and in accordance with this Section 6.6(b) and withholds information on the basis of the foregoing clauses (i) through (v), the Company or Buyer, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company or Buyer shall use commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Each of the Company or Buyer, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “Outside Counsel Only Material” or with similar restrictions. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the Parties. All requests for information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company or Buyer, as applicable. All information exchanged or made available shall be governed by the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary in the Confidentiality Agreement, (i) each of the Company and Buyer agrees that the other Party may initiate contact with and pursue potential financing sources in connection with the transactions contemplated by this Agreement subject to, in the case of information that constitutes “Evaluation Material” (as defined in the Confidentiality Agreement) (the “Confidential Information”), the confidentiality and use restrictions applicable to Representatives set forth in the Confidentiality Agreement and (ii) each of the Company and Buyer agrees that (A) the other Party may disclose Confidential Information to any actual or prospective financing sources in connection with the Financing or in connection with any financing or refinancing to be undertaken by the Company or any of its Subsidiaries (including any member of the Spinco Group), as applicable; provided that the recipients of such Confidential Information agree to customary confidentiality undertakings that are substantially similar in their protection of confidential information as the Confidentiality Agreement, including “click through” confidentiality agreements and confidentiality provisions contained in customary confidential information memoranda or other marketing materials in connection with the Financing or such financing or refinancing, as applicable; provided, further, that each of Buyer and the Company shall provide the other Party with the disclosure that includes any Confidential Information that is planned to be disclosed a reasonable period of time in advance of providing such Confidential Information to actual or prospective financing sources to allow the Company or Buyer, as applicable, a reasonable opportunity to review and comment on the disclosure that includes such Confidential Information and (B) each of Buyer and the Company may disclose Confidential Information to any rating agency, subject to customary confidentiality undertakings by such rating agency substantially similar in their protection of confidential information as the Confidentiality Agreement, in connection with the Financing or such financing or refinancing, as applicable.

(c) To the extent that any of the information or material furnished pursuant to this Section 6.6 or otherwise in accordance with the terms of this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Proceedings, the Parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d) No exchange of information or investigation by Buyer or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement, and no investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Buyer or Merger Sub set forth in this Agreement.

Section 6.7 Exchange Act Deregistration. Buyer shall use its best efforts to cause the shares of Buyer Common Stock to be issued in the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Closing Date. Buyer shall, with the reasonable cooperation of the Company, take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to permit the Company Stock and any other security issued by the Company or one of its Subsidiaries and listed on NASDAQ to be de-listed from NASDAQ and de-registered under the Exchange Act as promptly as practicable following the Effective Time.

Section 6.8 Publicity. The initial press release with respect to the Merger shall be a joint press release and thereafter the Company and Buyer shall consult with each other, and provide meaningful opportunity for review and give due consideration to reasonable comment by the other Party, prior to issuing any press releases or otherwise making planned public statements with respect to the Merger and prior to making any filings with any third party or any Governmental Entity (including any national securities exchange) with respect thereto, except (i) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or trading market, (ii) any consultation that would not be reasonably practicable as a result of requirements of applicable Law, (iii) with respect to or following any Change in the Company Recommendation made in accordance with this Agreement or with respect to any Acquisition Proposal, (iv) consistent with the initial press release or other mutually agreed communications (including the Registration Statement and other public filings made with the SEC in connection with the Agreement or the Transactions) or (v) any press release or public statement by the Company solely with respect to the Spinco Group or the Spinco Business, except to the extent any such press release or public statement would reasonably be expected to have a material impact on Buyer or the Transaction. Each of the Company and Buyer may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls, so long as such statements are not inconsistent with previous statements made jointly by the Company and Buyer.

Section 6.9 Employee Matters.

(a) For a period of twelve (12) months following the Effective Time (the “Continuation Period”), the Surviving Corporation and its Subsidiaries shall (and Buyer shall cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee with (i) a base salary or wage rate, as applicable, target cash incentive opportunities (including, as applicable, target annual or short-term bonus and commission opportunities) and target equity or equity-based incentive opportunities that are, in each case, no less than those in effect for such Continuing Employee immediately before the Effective Time (provided that Buyer shall not be required to grant equity or equity-based incentives to Continuing Employees and shall be permitted to replace such value with cash or cash-based awards) and (ii) all other employee benefits (excluding deferred compensation, severance and defined benefit pension benefits) that are substantially comparable in the aggregate to those (excluding deferred compensation, severance and defined benefit pension benefits) that are in effect for (or available to) such Continuing Employee as of the Effective Time. For the avoidance of doubt, base salary or wage rate and target annual or short-term cash and target long-term incentive compensation opportunities shall not be decreased during the Continuation Period for any Continuing Employee employed during that period.

(b) During the Continuation Period (or such longer period required by the terms of the applicable Retained Entity Plan), the Surviving Corporation and its Subsidiaries shall (and Buyer shall cause the Surviving Corporation and its Subsidiaries to) provide each Continuing Employee with severance and termination benefits that are no less favorable than those applicable to such Continuing Employee immediately before the Effective Time as set forth on Section 4.8(a) of the Company Disclosure Letter; provided that such severance benefits shall be subject to the execution and non-revocation of a release of claims in favor of Buyer and its Subsidiaries.

(c) With respect to each benefit or compensation plan, program, policy, arrangement or agreement that is made available to any Continuing Employee at or after the Effective Time (each such plan, a “New Plan”), the Surviving Corporation and its Subsidiaries shall (and Buyer shall cause the Surviving Corporation and its Subsidiaries to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation accrual, long-term incentive compensation, and severance entitlement or termination pay), except (x) to the extent that it would result in duplication of coverage or benefits for the same period of service or (y) for purposes of defined benefit pension plans or post-employment health and welfare arrangements. In addition, and without limiting the generality of the foregoing: (i) each Continuing Employee will be immediately eligible to participate, without any waiting period, in any and all New Plans to the extent that coverage pursuant to any such New Plan replaces coverage pursuant to a corresponding Retained Entity Plan (such plans, the “Old Plans”); (ii) for purposes of each New Plan providing life insurance, medical, dental, pharmaceutical, vision or disability benefits, the Surviving Corporation and its Subsidiaries shall use commercially reasonable efforts to cause all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan to be waived for the Continuing Employees and their covered dependents; and

(iii) for purposes of each New Plan providing medical, dental, pharmaceutical, or vision benefits, the Surviving Corporation and its Subsidiaries shall cause any eligible expenses incurred by the Continuing Employees and their covered dependents during the portion of the plan year of the Old Plans ending on the date that Continuing Employees’ participation in the corresponding New Plan begins to be given full credit pursuant to such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employees and their covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan. Any vacation or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time will be credited to such Continuing Employee following the Effective Time and will not be subject to accrual limits or other forfeiture and shall not limit future accruals.

(d) In respect of each Continuing Employee’s annual bonus for the calendar year in which the Closing Date occurs (the “Closing Year Annual Bonus”), Buyer shall, or shall cause the Surviving Corporation to, pay to each Continuing Employee the Closing Year Annual Bonus in an amount equal to the greater of (i) such Continuing Employee’s full bonus entitlement under the applicable Retained Entity Plan, assuming for purposes of determining such Closing Year Annual Bonus (x) with respect to any applicable individual performance goals, that such goals are achieved at no less than target levels of performance and (y) with respect to any applicable company performance goals, that such goals are achieved at the greater of (A) target performance and (B) actual performance based on actual performance through the Closing Date, extrapolated through the end of the applicable calendar year in which the Closing Date occurs, in either case, as determined in good faith and otherwise in the Ordinary Course by the Company prior to the Closing Date and (ii) the amount payable to such Continuing Employee under the applicable Retained Entity Plan based on actual performance through the end of the applicable performance period under such plan, as determined by Buyer in good faith and consistent with the Company’s past practice (such amount, the “Closing Year Annual Bonus Payment”); provided that the Closing Year Annual Bonus Payment will be payable at the same time and subject to the same terms and conditions as called for in the applicable Retained Entity Plan in effect as of the Closing Date (including any continued employment or similar requirement under an applicable Retained Entity Plan;) and provided, further, that in no event will any Continuing Employee receive any Closing Year Annual Bonus Payment, or portion thereof, that would be duplicative of any bonus-related amounts payable as severance, termination pay or similar pay under any Retained Entity Plan.

(e) From and after the Effective Time, the Surviving Corporation shall (and Buyer shall cause the Surviving Corporation to) assume and honor all of the Retained Entity Plans, including, for avoidance of doubt, employment agreements with Continuing Employees, in accordance with their terms as in effect immediately prior to the Effective Time.

(f) The Surviving Corporation shall (and Buyer shall cause the Surviving Corporation to) assume all Collective Bargaining Agreements to which any Retained Entity is a party in accordance with their terms as in effect immediately prior to the Effective Time. Notwithstanding the foregoing or anything in this Agreement to the contrary, the terms and conditions of employment for any (i) Continuing Employees covered, or who become covered, by a Collective Bargaining Agreement shall be governed by the applicable Collective Bargaining Agreement until the expiration, modification or termination of such Collective Bargaining Agreement in accordance with its terms or applicable Law, and (ii) Continuing Employees otherwise located outside the United States shall be subject to applicable Law.

(g) Nothing in this Agreement shall confer upon any Person any right to continue in the employ or service of the Company, Buyer or any of their respective Affiliates, or shall interfere with or restrict in any way the rights of the Company, Buyer or any of their respective Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Person at any time for any reason whatsoever, with or without cause, in accordance with any Collective Bargaining Agreements. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.9(g) shall (i) be deemed or construed to be an amendment or other modification of any Retained Entity Plan, or any plan, program or arrangement of the Company, Buyer or any of their respective Affiliates, or (ii) create any third-party rights in any current or former service provider or employee of the Company or its Affiliates (or any beneficiaries or dependents thereof).

Section 6.10 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, Buyer agrees that, to the fullest extent permitted under applicable Law and the Organizational Documents of the Retained Entities in effect as of the date of this Agreement, Buyer shall, and shall cause the Surviving Corporation to, indemnify and hold harmless each present and former (determined as of the Effective Time) director and officer of the Retained Entities, in each case, when acting in such capacity (collectively, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (i) the Transactions and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and Buyer or the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted to do so under applicable Law and the Organizational Documents of the applicable Retained Entity in effect as of the date of this Agreement; provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such Person is not entitled to indemnification.

(b) Prior to the Effective Time, the Retained Entities shall and, if the Retained Entities are unable to, Buyer shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for “tail” insurance policies for the extension of (i) the Retained Entities’ existing directors’ and officers’ insurance policies, and (ii) the Retained Entities’ existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of six (6) years from and after the Effective Time (the “Tail Period”) from one or more insurance carriers with the same or better credit rating as the Retained Entities’ insurance carrier(s) as of the Effective Time with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Retained Entities’ existing policies with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall the aggregate cost of such “tail” insurance exceed three hundred percent (300%) of the aggregate annual premium for such insurance in effect as of the date hereof (the “Maximum Amount”); and provided, further, that if the aggregate cost for such “tail” insurance exceeds the Maximum Amount, then the Retained Entities or the Surviving Corporation shall obtain such “tail” insurance that is the most advantageous to the beneficiaries thereof available for a cost not exceeding the Maximum Amount, unless otherwise directed by Buyer to exceed the Maximum Amount. If the Retained Entities and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Buyer shall cause the Surviving Corporation to, continue to maintain in effect for the Tail Period the D&O Insurance in place as of the Effective Time with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Retained Entities’ existing policies as of the Effective Time, or the Surviving Corporation shall, and Buyer shall cause the Surviving Corporation to, purchase comparable D&O Insurance for the Tail Period with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Retained Entities’ existing policies as of the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend for such insurance an aggregate annual cost in excess of the Maximum Amount; and provided, further, that if such insurance is not reasonably available or the aggregate annual cost for such insurance exceeds the Maximum Amount, then the Surviving Corporation shall obtain such insurance available that is the most advantageous to the beneficiaries thereof for a cost not exceeding the Maximum Amount.

(c) Any Indemnified Party wishing to claim indemnification under this Section 6.10, upon learning of any such Proceeding, shall promptly notify Buyer thereof in writing, but the failure to so notify shall not relieve Buyer or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any Proceeding: (i) Buyer or the Surviving Corporation shall have the right to assume the defense thereof (it being understood that by electing to assume the defense thereof, neither Buyer nor the Surviving Corporation will be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any liability with respect thereto), except that if Buyer or the Surviving Corporation elects not to assume such defense or legal counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Buyer or the Surviving Corporation and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to them, and Buyer or the Surviving Corporation shall pay all reasonable and documented fees and expenses of such legal counsel for the Indemnified Party promptly as statements therefor are received; provided, however, that Buyer and the Surviving Corporation shall be obligated pursuant to this Section 6.10 to pay for only one firm of legal counsel for all Indemnified Parties in any jurisdiction unless the use of one legal counsel for such Indemnified Parties would present such legal counsel with a conflict of interest (provided that the fewest number of legal counsels necessary to avoid conflicts of interest shall be used); (ii) the Indemnified Parties shall cooperate in the defense of any such matter if Buyer or the Surviving Corporation elects to assume such defense, and Buyer and the Surviving Corporation shall cooperate in the defense of any such matter if Buyer or the Surviving Corporation elects not to assume such defense; (iii) the Indemnified Parties shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if Buyer or the Surviving Corporation elects to assume such defense, and

Buyer and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if Buyer or the Surviving Corporation elects not to assume such defense; (iv) Buyer and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnified action of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law; and (v) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Retained Entities or any indemnification agreement between such Indemnified Party and the Retained Entities, in each case, as in effect on the date of this Agreement, shall survive the Transactions unchanged and shall not be amended, restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(e) If Buyer or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Buyer or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.10.

(f) The rights of the Indemnified Parties under this Section 6.10 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Retained Entities, or under any applicable Contracts or Laws and nothing in this Agreement is intended to, shall be construed or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Retained Entities for any of their respective directors, officers or other employees (it being understood that the indemnification provided for in this Section 6.10 is not prior to or in substitution of any such claims under such policies).

(g) This Section 6.10 is intended to be for the benefit of, and from and after the Effective Time shall be enforceable by, each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 6.10.

Section 6.11 Takeover Statutes. If any Takeover Statute is or may become applicable to the Transactions, each of the Company (including the Company Board) and Buyer (including the Buyer Board), respectively, shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise use reasonable best efforts to eliminate or minimize the effects of such statute or regulation on the Transactions.

Section 6.12 Section 16 Matters. The Company, Buyer and the Company Board and the Buyer Board (or duly formed committees thereof consisting of non-employee directors (as such term is defined for the purposes of Rule 16b-3 promulgated under the Exchange Act)), shall, prior to the Effective Time, take all such actions as may be necessary or appropriate to cause the Merger and any other dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Buyer (including derivative securities) in connection with the Merger by any individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Buyer, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 6.13 Transaction Litigation.

(a) In the event that any stockholder litigation related to this Agreement or the Transactions is brought against the Company or any members of the Company Board from and following the date of this Agreement and prior to the Effective Time (such litigation, “Company Transaction Litigation”), the Company shall promptly notify Buyer of such Company Transaction Litigation and shall keep Buyer reasonably informed with respect to the status thereof (including by providing copies of all substantive pleadings with respect thereto). The Company shall give Buyer a reasonable opportunity to participate in the defense or settlement (at Buyer’s sole expense and subject to a customary joint defense agreement) of any Company Transaction Litigation and shall consider in good faith Buyer’s advice with respect to such Company Transaction Litigation; provided that the Company shall in any event control such defense and the disclosure of information to Buyer in connection therewith shall be subject to the provisions of Section 6.5; provided, further, that the Company shall not settle or agree to settle any Company Transaction Litigation without prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) In the event that any stockholder litigation related to this Agreement or the Transactions is brought against Buyer or any members of the Buyer Board from and following the date of this Agreement and prior to the Effective Time (such litigation, “Buyer Transaction Litigation”), Buyer shall promptly notify the Company of such Buyer Transaction Litigation and shall keep the Company reasonably informed with respect to the status thereof (including by providing copies of all substantive pleadings with respect thereto). Buyer shall give the Company a reasonable opportunity to participate in the defense or settlement (at the Company’s sole expense and subject to a customary joint defense agreement) of any Buyer Transaction Litigation and shall consider in good faith the Company’s advice with respect to such Buyer Transaction Litigation; provided that Buyer shall in any event control such defense and the disclosure of information to the Company in connection therewith shall be subject to the provisions of Section 6.5; provided, further, that Buyer shall not settle or agree to settle any Buyer Transaction Litigation without prior written consent of the Company (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 6.14 New Company Substitution; New Company Stockholder Consent; HoldCo Reorganization. Prior to the Closing Date and following the receipt of the Company Stockholder Approval, the Company shall effect or cause to be effected the following internal restructuring transactions, in the following order (a) the consummation of the New Company Substitution, (b) immediately following the New Company Substitution, the execution and delivery of the New Company Stockholder Consent and (c) immediately following execution and delivery of the New Company Stockholder Consent, the consummation of the Holdco

Reorganization. Upon the effectiveness of the completion of the Holdco Reorganization, all of the rights and obligations of the Company under this Agreement shall be deemed to have been novated, assigned to, assumed by and vested in the New Company. Upon the effectiveness of the New Company Substitution, all references in this Agreement to the Company shall be deemed to be references to the New Company, and each term defined herein incorporating or making reference to the Company, including the “Company Board,” “Company Stock,” “Company Options,” “Company RSUs,” “Company PRSUs,” “Company DSUs,” “Company Notional Units,” “Company Stock Plan,” “Company DC Plan” and “Company Equity Awards,” shall be deemed to be references to the successor or equivalent of such defined term in or of, as applicable, the New Company, in each case, other than where context requires such reference to apply to the Company only and not the New Company, including any reference to the Company being party to any Contract and references to the consummation of the Holdco Reorganization.

Section 6.15 Separation and Distribution.

(a) Prior to the Closing but following the Holdco Reorganization, the Company shall, and shall cause Spinco to, enter into the Separation and Distribution Agreement and the Specified Ancillary Agreements and, subject to the terms and conditions thereof, use its reasonable best efforts to cause the Separation and the Distribution to be consummated in all material respects in accordance with the terms thereof. The Company shall notify Buyer reasonably promptly following any decision to give notice of a Specified Amount Reduction pursuant to Section 2.15(a) of the Separation and Distribution Agreement. Notwithstanding any other provision hereof, the Company shall have no obligation to make a Specified Amount Reduction, and any such decision shall be in the Company’s sole discretion.

(b) Notwithstanding anything herein or in the Separation and Distribution Agreement (including on the schedules, annexes and exhibits thereto) to the contrary (except as set forth in Item 1 of Schedule 1.4(d) of the Separation and Distribution Agreement), without Buyer’s consent (which shall not be unreasonably withheld, conditioned or delayed), the Company shall not, directly or indirectly, (i) modify, amend, alter or otherwise change in any manner the allocation or assignment of Content or Content IP set forth in the Separation and Distribution Agreement (including on the schedules, annexes and exhibits thereto) as between the Retained Entities, on the one hand, and the Spinco Entities, on the other hand or (ii) enter into, modify, amend, alter or otherwise change in any manner the terms of any Commercial Agreement (as defined in the Separation and Distribution Agreement) or any arrangement pursuant to the Transition Services Agreement involving the licensing of, or other granting of rights to, Content or Content IP to any of the Spinco Entities, in each case of (i) and (ii), other than modifications, amendments, alterations or changes that are (A) immaterial in nature and (B) reasonably necessary to effect the Separation and Distribution.

Section 6.16 Financing.

(a) Buyer shall, and shall cause the Buyer Entities to, use their respective reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain and consummate the Committed Financing on the terms and conditions (including, to the extent applicable, the “market flex” provisions) set forth in the Commitment Letter no later than the Closing Date, including using their respective reasonable best efforts to (i) maintain in effect the Commitment Letter until the Transactions are consummated (it being acknowledged that the commitments under the Commitment Letter may be reduced or terminated in accordance with the terms of the Commitment Letter to the extent that Buyer receives cash proceeds from, or commitments in respect of, any other Financing (as defined below) on or prior to the Closing Date (so long as the receipt of any alternative commitments in respect of such Financing do not result in a Prohibited Modification)) and (ii) negotiate, enter into and deliver definitive agreements with respect to the Committed Financing contemplated by the Commitment Letter or the alternative Financing contemplated in the immediately preceding clause (i), as applicable, on the terms and conditions set forth in the Commitment Letter (including any “market flex” provisions applicable to the Committed Financing) (or on terms that will not prevent, materially delay or materially impair the Closing or make the funding with respect to the Committed Financing or Financing, as applicable, less likely to occur or otherwise result in a Prohibited Modification), (B) satisfy or cause to be waived on a timely basis all conditions applicable to Buyer and the Buyer Entities set forth in the Commitment Letter or such definitive agreements, (C) upon the satisfaction or waiver of such conditions, consummate the Committed Financing or Financing, as applicable, on the Closing Date and (D) enforce its rights under the Commitment Letter and such definitive agreements. Buyer shall not (and shall cause the Buyer Entities not to), without the prior written consent of the Company, amend, modify, supplement, waive (or otherwise grant consent under) the Commitment Letter or any definitive agreements in respect of the Committed Financing or replace all or any portion of the commitments in respect of the Committed Financing, to the extent such amendment, modification, supplement, replacement or waiver would reasonably be expected to (w) reduce the amount of the Committed Financing to an amount that would result in Buyer having insufficient funds, when added with cash and marketable securities on hand of Buyer and any then-immediately available Committed Financing, to pay the Required Amounts, (x )(i) impose new or additional conditions precedent to the initial funding of the Committed Financing other than as set forth in the Debt Commitment Letter (as in effect on the date of this Agreement) or (ii) otherwise modify the conditions precedent to the initial funding of the Committed Financing (as in effect on the date of this Agreement) in a manner reasonably expected to delay, prevent or impede the funding of the Committed Financing (or satisfaction of the conditions precedent to the Committed Financing) on the Closing Date or make such funding materially less likely to occur, (y) delay in any material respect the Closing Date or (z) adversely affect the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letter (the effect described in clause (w) through (z), a “Prohibited Modification”); provided, however, Buyer may amend, modify, supplement or waive any provision of the Commitment Letter (A) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement, in each case, as contemplated by the Debt Commitment Letter on the date of this Agreement or (B) to reduce or terminate the commitments thereunder as a result of (x) Buyer’s receipt of commitments in connection with an alternative financing which will generate, or (y) Buyer’s consummation of an alternative financing which provides Buyer, taken together with other sources of funds immediately available to Buyer and any other Committed Financing, with sufficient funds necessary to pay the Required Amounts at Closing, in each case in any manner that does not result in a Prohibited Modification. As soon as reasonably practicable, Buyer will provide the Company with true and complete executed copies of any amendment or supplement to, or modification or replacement of or waiver under, the Commitment Letter (subject, in the case of any fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and none of which would be reasonably expected to impact the conditionality or amount of the Financing) made in compliance with this Section 6.16(a). Upon any such amendment, modification, supplement, replacement, waiver or consummation of an alternative financing, (A) the definitions of “Debt Commitment Letter,” “Debt Fee Letter” and/or “Financing,” as applicable, set forth in this Agreement shall be deemed to have been modified as appropriate to reflect such amendment, modification, supplement, replacement, waiver or alternative financing and (B) any reference in this Agreement to the “Committed Financing” shall mean the financing contemplated by the Debt Commitment Letter as modified pursuant to the parenthetical provided in clause (i) above and any replacement or partial replacement contemplated thereby.

(b) If the Committed Financing in an aggregate principal amount (together with cash and marketable securities on hand and other sources of funds immediately available to Buyer) at least equal to the Required Amounts becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter, and such unavailable amount is necessary to pay the Required Amounts (each such event, an “Original Financing Failure”), Buyer shall promptly notify the Company in writing of the Original Financing Failure after obtaining knowledge thereof and Buyer shall use its reasonable best efforts to obtain, as promptly as reasonably practicable, alternative financing from alternative sources that does not include conditions to obtaining the Financing that are materially more onerous to Buyer, taken as a whole, than those contained in the Commitment Letter (taking into account any “market flex” provisions) and in an amount at least equal to the aggregate principal amount of the Committed Financing or such unavailable portion thereof, as the case may be (the “Alternate Financing”) that is necessary to pay the Required Amounts, and to obtain new financing commitment letter(s) with respect to such Alternate Financing (the “New Commitment Letter(s)”), which shall replace the existing Debt Commitment Letter. Buyer shall promptly provide true and complete and fully executed copies of such New Commitment Letter(s) (including all attachments thereto) and all related fee letters (subject, in the case of any fee letters, to redaction solely of fee and other economic provisions that are customarily redacted in connection with transactions of this type and none of which would be reasonably expected to impact the conditionality or amount of the Financing) to the Company. In the event New Commitment Letter(s) are obtained, (i) any reference in this Agreement to the “Debt Commitment Letter” or “Debt Fee Letter” shall be deemed to include the New Commitment Letter(s) or related fee letters, as applicable, and (ii) any reference in this Agreement to the “Committed Financing” shall include the financing contemplated by the New Commitment Letter(s) and related fee letters.

(c) Buyer shall keep the Company reasonably informed promptly upon written request (which may be via email) in reasonable detail of the status of its efforts to arrange the Financing. Buyer shall give the Company prompt notice of (i) any material breach or material default by any party to the Debt Commitment Letter, or any definitive agreements related to the Committed Financing, in each case, of which Buyer becomes aware, (ii) the receipt of any written notice or other written communication, in each case received from any Financing Source with respect to any (x) material breach of Buyer’s obligations under the Debt Commitment Letter or definitive agreements related to the Committed Financing, or default, termination or repudiation by any party to the Debt Commitment Letter or definitive agreements related to the Committed Financing or (y) material dispute between or among any parties to the Debt Commitment Letter or definitive agreements related to the Committed Financing or any provisions of the Debt Commitment Letter, in each case with respect to the obligation to fund the amount of the Committed Financing to be funded at Closing and (iii) if for any reason Buyer has determined in good faith that it will not be able to obtain all or any portion of the Committed Financing on the terms contemplated by the Commitment Letter in an amount sufficient, when added with cash and marketable securities on hand of Buyer, to pay the Required Amounts. Notwithstanding the foregoing, in no event shall Buyer be required to provide access to or disclose information that would jeopardize any attorney-client privilege of, or conflict with any confidentiality requirements applicable to, Buyer or any Buyer Entity; provided that Buyer shall use reasonable best efforts to provide an alternative means of disclosing or providing such information, and in the case of any confidentiality obligation, Buyer shall, to the extent permitted by such confidentiality obligations, notify the Company if any such information that the Company has specifically identified and requested is being withheld as a result of any such obligation of confidentiality. Prior to the Closing Date, Buyer shall, and shall cause the Buyer Entities and shall use reasonable best efforts to cause their respective Representatives to, use reasonable best efforts to provide to the Company cooperation reasonably requested by the Company in connection with any financing or refinancing to be undertaken by the Company or any of its Subsidiaries (including any member of the SpinCo Group), including using reasonable best efforts to provide cooperation consistent in all material respects with the cooperation required of the Company, its Subsidiaries and their respective Representatives under Section 6.16(d), as applicable.

(d) Prior to the Closing Date, the Company shall, and shall cause each of its Subsidiaries (other than any member of the SpinCo Group) and shall use reasonable best efforts to cause their respective Representatives to, use reasonable best efforts to provide to Buyer cooperation reasonably requested by Buyer in connection with the arrangement of the Committed Financing, including using reasonable best efforts (to the extent reasonable and customary for financings of the type contemplated thereby as of the date of this Agreement) to:

(i) cause the appropriate senior officers of the Company to participate in a reasonable but limited number of lender or investor meetings, lender or investor presentations, roadshows, sessions with rating agencies and due diligence sessions (which may be attended via teleconference or virtual meeting platforms), in each case, upon reasonable advance notice and at mutually agreeable dates and reasonable times;

(ii) provide reasonable and customary assistance with the preparation of customary rating agency presentations, roadshow materials, customary bank information memoranda and bank syndication materials, offering documents, prospectuses and similar documents customarily required (which may incorporate, by reference, periodic and current reports filed by the Company with the SEC), in connection with consummating any Financing, in each case, solely with respect to customary information relating to the Company and its Subsidiaries;

(iii) provide all documentation and other information reasonably required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations at least four (4) Business Days prior to the Closing Date, including the USA PATRIOT Act, solely relating to the Company and any of its Subsidiaries, in each case as reasonably requested in writing by Buyer at least ten (10) Business Days prior to the Closing Date;

(iv) provide reasonable and customary assistance to Buyer and the Financing Sources in their preparation of offering documents for any Financing, including by using reasonable best efforts to (x) provide information with respect to the Separation, including as is reasonably necessary to permit Buyer to prepare a pro forma description of the Retained Entities and their business giving effect to the Separation, (y) furnish Buyer, following Buyer’s request made in good faith and in a timely manner, with all customary financial information (to the extent reasonably available to the Company) solely relating to the Company and its Subsidiaries required to be delivered pursuant to paragraph 3 of Exhibit C of the Debt Commitment Letter (as in effect on the date hereof) to the extent required to consummate any Financing (provided that in the event of any Financing that consists of a securities issuance prior to the Closing, the references to the number of days in such paragraph also shall be deemed to refer to a number of days prior to the applicable closing date of any such securities issuance), and (z) furnish Buyer, following Buyer’s request made in good faith and in a timely manner, with the information and assistance that is reasonably necessary to permit Buyer to prepare pro forma financial statements (giving effect to both the Separation and the transactions contemplated by this Agreement) required to be delivered pursuant to paragraph 3 of Exhibit C of the Debt Commitment Letter (as in effect on the date hereof) to the extent required to consummate any Financing (provided that in the event of any Financing that consists of a securities issuance prior to the Closing, the references to the number of days in such paragraph also shall be deemed to refer to a number of days prior to applicable closing date of any such securities issuance), it being understood that Buyer, and not the Company, its Subsidiaries or any of their respective Subsidiaries, Affiliates or Representatives, is responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments, except that the Company shall be responsible for providing pro forma financial statements and any other pro forma information of the Retained Business (giving effect to the Separation) reasonably necessary to permit Buyer to prepare such pro forma financial statements and pro forma information;

(v) (A) cause its independent auditors to reasonably cooperate with any Financing consistent with their customary practice, including (x) their participation in customary accounting due diligence sessions, and (y) requesting that they provide customary comfort letters (including “negative assurance” and customary “change period” comfort) and customary consents to the inclusion of the Company’s auditor reports and (B) providing customary management representation letters to such auditors, in each case, to the extent required in connection with such comfort letters and the marketing and syndication of any Financing;

(vi) assist with the preparation of and enter into (but not prior to the Closing) the definitive documentation relating to the Financing (including review of any disclosure schedules related thereto for completeness and accuracy); and

(vii) facilitate discussions with the Company’s existing lender and banking relationships (including cooperating with Buyer in connection with the replacement or backstopping of letters of credit).

(e) Notwithstanding anything to the contrary in this Agreement, the assistance contemplated in Section 6.16(d) and the actions and matters referred to in Section 6.16(f) shall not (i) unreasonably interfere with the normal operations of the Company or any of its Subsidiaries or, (ii) (A) require the taking of any action in respect of any Financing to the extent that such action would cause any condition to Closing set forth in Article VII to fail to be satisfied by the End Date or otherwise result in a breach of this Agreement by the Company or any of its Subsidiaries or (B) require the Company or any of its Subsidiaries to waive or amend any terms of this Agreement, (iii) require the Company or any of its Subsidiaries to take any action that would conflict with or violate any of its organizational documents, any applicable law or fiduciary duty, or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contract or permit to which the Company or any of its Subsidiaries is a party, (iv) except in connection with any consent solicitation described in Section 6.16(f), require the Company or any of its Subsidiaries to issue any bank information memoranda, lender presentations, offering memoranda, or similar documents including disclosure and financial statements (1) with respect to the business that reflects the Company or its Subsidiaries (other than, after the Closing, the Surviving Corporation) as the obligor(s) or (2) in the name of the Company, its Subsidiaries or the Surviving Corporation, separate from Buyer and/or its Subsidiaries, (v) require the Company or any of its Subsidiaries to execute any Contract or any other letter, agreement, document or certificate prior to the Closing the effectiveness of which is not expressly conditioned upon the occurrence of the Closing (other than customary management letters contemplated in Section 6.16(d) or any payoff letter or supplemental indenture contemplated in Section 6.16(f) and any customary certificates required in connection therewith), (vi) require the Company or any of its Subsidiaries to enter into any agreement or commitment in connection with any Financing that is effective prior to the Closing (other than customary management letters contemplated in Section 6.16(d) or payoff letters, supplemental indentures and related documents contemplated in Section 6.16(f)), (vii) result in the Company or its Subsidiaries, including any employee, officer or director of the Company or any of its Subsidiaries incurring any actual or potential personal liability with respect to any matters relating to any Financing, (viii) provide access to or disclose information that the Company determines would jeopardize any attorney-client privilege or contravene any applicable Law, or violate any of the confidentiality provisions of any confidentiality agreement or Contract, of the Company or any of its Subsidiaries, (x) require the Company or any of its Subsidiaries to change any fiscal period, (xi) require the Company or any of its Subsidiaries to authorize any corporate action with respect to any Financing prior to the Closing Date, except for such corporate action that is conditioned on the occurrence of the Closing (and only by their respective directors, managers or other Persons holding similar positions at the Company or any of its Subsidiaries who are expected to continue to hold such positions following the Closing), (xii) except in connection with any consent solicitation described in Section 6.16(f), require the Company or any of its Subsidiaries or any of their respective Representatives to provide any legal opinion or other opinion of counsel (other than in connection with the supplemental indentures contemplated in Section 6.16(f)), (xiii) require the Company or any of its Subsidiaries to pay any commitment fee or other fee or payment to obtain consent or incur any liability with respect to or cause or permit any liens to be placed on any of its assets in connection with any Financing prior to the Closing Date, (xiv) require the Company to take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Committed Financing, the definitive documents related to any Financing or any information utilized in connection therewith (in each case except following the Closing), or (xv) require the Company or any of its Representatives to prepare or provide any pro forma financial statements, information or projections or other financial statements or other financial information (other than as set forth in Section 6.16(d)(iv) above) that are not otherwise prepared by the Company in the ordinary course of business.

(f) In the event that any of the Retained Entities shall be obligated on any outstanding notes attributable to the Retained Entities after giving effect to the Separation (the “Retained Notes”), if reasonably requested by Buyer in consultation with the Company, the Company shall use reasonable best efforts to cooperate with, and shall use reasonable best efforts to take all actions reasonably requested by, Buyer in order to, prior to the Closing, assist Buyer in (i) preparing and delivering one or more notices of redemption, which notice of redemption shall be expressly conditioned on the occurrence of the Closing, in order to effect a redemption pursuant to the terms of the relevant indenture, (ii) commencing one or more consent solicitations (including in connection with any exchange offer launched by Buyer or any of its Subsidiaries with respect to the Retained Notes) to amend the indenture or indentures governing one or more series of the Retained Notes, including, promptly following the expiration of any such consent solicitation and subject to the receipt of any requisite consents, executing one or more supplemental indentures to the relevant indenture to provide for such amendments to be effective (but which shall not be operative until the Closing), (iii) commencing, as applicable, a “change of control” offer, which offer shall be expressly conditioned on the occurrence of the Closing, pursuant to the terms of the relevant indenture, and (iv) providing any other reasonable and customary cooperation to facilitate the assumption, amendment, redemption, repurchase, discharge, defeasance or repayment of the Retained Notes, in each case conditioned on the occurrence of the Closing. Prior to the Closing, the Company shall use reasonable best efforts to deliver to Buyer a customary payoff letter in respect of any Indebtedness consisting of a loan, credit facility or receivables financing facility or factoring arrangement relating to the Retained Entities, to the extent reasonably requested by Buyer in writing on the later of (x) the date that is twenty (20) Business Days prior to the anticipated Closing Date and (y) the date the Separation is consummated, to allow for the payoff, discharge and termination in full on the Closing Date of all such Indebtedness and any related Liens (and to provide to Buyer a substantially complete draft of such letter no later than four (4) Business Days prior to the anticipated Closing Date).

(g) The Company hereby consents to the use of its and each of its Subsidiaries’ logos (other than the logos that relate solely to any member of the SpinCo Group) in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(h) Buyer shall, promptly upon request by the Company (and, in any event, within ten (10) days), reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorney’s fees) incurred by the Company or any of its Subsidiaries in order to comply with its obligations under Section 6.16(d) and Section 6.16(f). Buyer shall indemnify, defend and hold harmless the Company, its Subsidiaries (including the Spinco Entities) and each of their respective Representatives from, against and in respect of any and all claims, debts, losses, costs, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities resulting from, or that exist or arise, in connection with such cooperation under Section 6.16(d) and Section 6.16(f), the arrangement of the Financing and any information used in connection therewith, except to the extent such claims, debts, losses, costs, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities directly result from the gross negligence or willful misconduct of such indemnified Persons. The Company shall, promptly upon request by Buyer (and, in any event, within ten (10) days), reimburse Buyer for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorney’s fees) incurred by Buyer or any of the Buyer Entities in order to comply with its obligations under the last sentence of Section 6.16(c). The Company shall indemnify, defend and hold harmless Buyer and the Buyer Entities and each of their respective Representatives from, against and in respect of any and all claims, debts, losses, costs, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities resulting from, or that exist or arise, in connection with such cooperation under the last sentence of Section 6.16(c), the arrangement of any such financing or refinancing to be undertaken by the Company or any of its Subsidiaries (including any member of the Spinco Group) and any information used in connection therewith, except to the extent such claims, debts, losses, costs, expenses, proceedings, covenants, suits, judgments, damages, actions and causes of actions, obligations, accounts and liabilities directly result from the gross negligence or willful misconduct of such indemnified Persons. This clause (h) shall survive any termination of this Agreement.

(i) Notwithstanding anything contained in this Agreement to the contrary, Buyer expressly acknowledges and agrees that (i) its obligations hereunder, including to consummate the Closing subject to the terms and conditions hereof, are not conditioned in any manner upon Buyer obtaining the Financing (including, for the avoidance of doubt, any securities issuance) and (ii) any breach by the Company of Section 6.16(d) or Section 6.16(f) shall be deemed not to constitute a breach for all of purposes of this Agreement (including for purposes of Section 7.3(b) and Section 8.1(d)) unless (w) the Financing has not been consummated as a result of the failure of any condition precedent to the funding of the Financing, (x) the Company has materially breached its obligations under Section 6.16(d) or Section 6.16(f), (y) such breach is the proximate cause of the Financing not being consummated and (z) Buyer has notified the Company of such breach in writing a reasonably sufficient amount of time prior to the End Date to afford the Company with reasonable opportunity to cure such breach (detailing in good faith (I) reasonable specificity as to the basis for any such breach and (II) reasonable steps that comply with Section 6.16(d) or Section 6.16(f) in order to cure such breach) and the Company has not taken such steps or otherwise cured such breach within such time as would reasonably permit Buyer to consummate the Financing prior to the End Date.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Obligation of Each Party. The respective obligation of each Party to consummate the Merger is subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions:

(a) Separation and Distribution. The Separation and Distribution shall have been consummated in all material respects in accordance with the principal terms of the Separation and Distribution Agreement.

(b) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(c) Listing. The shares of Buyer Common Stock issuable to the holders of shares of Company Stock pursuant to this Agreement shall have been authorized for listing on NASDAQ upon official notice of issuance.

(d) Regulatory Approvals. (i) Any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated, and any commitments not to close any of the transactions contemplated by this Agreement before a certain date under a timing agreement entered into by the Parties with any Governmental Entity shall have expired or been terminated; and (ii) any applicable mandatory waiting period, clearance or affirmative approval of any governmental body, agency or authority or other condition set forth in Section 7.1(d)(ii) of the Buyer Disclosure Letter shall have expired or been obtained.

(e) Laws or Governmental Orders. No Governmental Entity shall after the date of this Agreement have enacted, issued or promulgated any Law or Governmental Order that is in effect and that restrains, enjoins or otherwise prohibits the consummation of the Merger.

(f) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Proceedings for that purpose shall have commenced or be threatened in writing by the SEC, unless subsequently withdrawn.

Section 7.2 Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company to the extent permitted by applicable Law) of the following conditions:

(a) (i) The representations and warranties of Buyer and Merger Sub set forth in Section 5.2(a) (Capital Structure), Section 5.2(b) (Capital Structure of Merger Sub) and Section 5.6(a) (Absence of Certain Changes) shall be true and correct, at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), in each case, except for de minimis inaccuracies; (ii) the representations and warranties of Buyer and Merger Sub set forth in the first sentence of Section 5.1 (Organization, Good Standing and Qualification), Section 5.3(a) (Corporate Authority and Approval) and Section 5.13 (Brokers and Finders) shall be true and correct in all material respects, at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (iii) the representations and warranties of Buyer and Merger Sub set forth in Article V that are qualified by a “Buyer Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iv) the other representations and warranties of Buyer and Merger Sub set forth in Article V shall be true and correct at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b) Buyer and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by them prior to the Closing.

(c) Since the date of this Agreement, there shall not have occurred any Buyer Material Adverse Effect.

(d) Buyer shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

Section 7.3 Conditions to Obligation of Buyer and Merger Sub to Effect the Merger. The obligations of Buyer and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Buyer to the extent permitted by applicable Law) of the following conditions:

(a) (i) The representations and warranties of the Company set forth in Section 4.2(a) (Capital Structure) and Section 4.6(a) (Absence of Certain Changes) shall be true and correct, at and as of Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), in each case, except for de minimis inaccuracies; (ii) the representations and warranties of the Company set forth in the first sentence of Section 4.3(a) (Corporate Authority and Approval), Section 4.3(b) (Corporate Authority and Approval) and Section 4.18 (Brokers and Finders) shall be true and correct in all material respects, at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (iii) the representations and warranties of the Company set forth in Article IV that are qualified by a “Company Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iv) the other representations and warranties of the Company set forth in Article IV shall be true and correct at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except with respect to this clause (iv) where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it prior to the Closing.

(c) Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) The Company shall have delivered to Buyer a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied.

Section 7.4 Frustration of Closing Conditions. No Party may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s material breach of any covenant or agreement of this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination or Abandonment. This Agreement may be terminated and abandoned prior to the Effective Time, whether before or after any approval by the stockholders of the Company of the matters presented in connection with the Merger:

(a) by the mutual written consent of the Company and Buyer;

(b) by either the Company or Buyer, if:

(i) the Effective Time shall not have occurred on or before March 4, 2027, or such other date agreed in writing by Buyer and the Company (any such date, the “End Date”); provided, however, that (A) if, on March 4, 2027, any of the conditions set forth in Section 7.1(d) or Section 7.1(e) (solely in connection with an Antitrust Law or Foreign Regulatory Law) has not been satisfied or waived, then the End Date shall be automatically extended, without any further action on the part of any Party hereto, to June 4, 2027, (B) if, on June 4, 2027, any of the conditions set forth in Section 7.1(d) or Section 7.1(e) (solely in connection with an Antitrust Law or Foreign Regulatory Law) has not been satisfied or waived, then the End Date shall be automatically extended, without any further action on the part of any Party hereto, to September 4, 2027 and (C) if all the conditions set forth in Article VII are satisfied or waived (other than those conditions that by their terms are to be fulfilled at the Closing, but subject to the fulfillment or waiver of such conditions) prior to 11:59 p.m., Eastern Time, on the End Date, but as of such time, the Specified Date would occur after the End Date, the End Date shall be automatically extended, without any further action on the part of any Party hereto, to 11:59 p.m., Eastern Time, on the Specified Date; provided that the right to terminate the Agreement pursuant to this Section 8.1(b)(i) shall not be the available to a Party whose breach in any material respect of its obligations under this Agreement has been the primary cause of the failure of the Closing to occur on or before such date;

(ii) any Governmental Entity of competent jurisdiction shall have issued, enacted, enforced or entered any Governmental Order permanently enjoining or prohibiting the consummation of the Merger, and such Governmental Order shall have become final and non-appealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not have breached in any material respect its obligations under this Agreement in any manner that has been the primary cause of such Governmental Order; or

(iii) if the Company Stockholder Meeting (including any adjournments or postponements thereof) shall have been held and been concluded and the Company Stockholder Approval shall not have been obtained upon a vote taken thereon;

(c) by the Company:

(i) if Buyer or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.2 and (B) cannot be cured by the End Date or, if curable, is not cured by the earlier of (x) the End Date and (y) forty-five (45) days following the Company’s delivery of written notice to Buyer stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(c)(i) and the basis for such termination; provided that the Company shall not have a right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement; or

(ii) prior to receipt of the Company Stockholder Approval, in order to enter into a definitive agreement providing for a Company Superior Proposal subject to compliance with Section 6.3(b).

(d) by Buyer:

(i) if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.3 and (B) cannot be cured by the End Date or, if curable, is not cured by the earlier of (x) the End Date and (y) 45 days following Buyer’s delivery of written notice to the Company stating Buyer’s intention to terminate this Agreement pursuant to this Section 8.1(d)(i) and the basis for such termination; provided, that Buyer shall not have a right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Buyer or Merger Sub is then in material breach of any representation, warranty, agreement or covenant contained in this Agreement; or

(ii) prior to receipt of the Company Stockholder Approval, if the Company Board shall have effected a Change in the Company Recommendation.

Section 8.2 Effect of Termination. In the event of a valid termination of this Agreement pursuant to Section 8.1, the terminating Party shall forthwith give written notice thereof to the other Party or Parties and this Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, without further action by any of the Parties. In the event of a valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Buyer, Merger Sub or their respective Subsidiaries or Affiliates, except that: (i) no such termination shall relieve any Party of its obligation to pay the Company Termination Fee or the Regulatory Termination Fee, as applicable, if, as and when required pursuant to Section 8.3 or any of its other obligations under Section 8.3 expressly contemplated to survive the termination of this Agreement pursuant to Section 8.3; (ii) no such termination shall relieve any Party for liability for such Party’s Fraud or Willful Breach of any covenant or obligation contained in this Agreement prior to its termination; and (iii) the Confidentiality Agreement and the provisions of this Section 8.2, Section 8.3 and Article IX shall survive the termination hereof.

Section 8.3 Termination Fees.

(a) Company Termination Fee. If (A) this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii), (B) this Agreement is terminated by Buyer pursuant to Section 8.1(d)(ii), (C) this Agreement is terminated by the Company or Buyer pursuant to Section 8.1(b)(iii) and, immediately prior to the Company Stockholder Meeting, Buyer would have been entitled to terminate this Agreement pursuant to Section 8.1(d)(ii) or (D) (x) after the date of this Agreement, an Acquisition Proposal (substituting in the definition thereof “50%” for “20%” in each place each such phrase appears) is publicly proposed or publicly disclosed prior to the Company Stockholder Meeting (a “Company Qualifying Transaction”), (y )(1) this Agreement is terminated by the Company or Buyer pursuant to Section 8.1(b)(iii) or (2) this Agreement is terminated by Buyer pursuant to Section 8.1(d)(i) as a result of a Willful Breach by the Company of any covenants hereunder and, in each case, (z) concurrently with or within twelve (12) months after such termination, the Company (1) consummates a Company Qualifying Transaction or (2) enters into a definitive agreement providing for a Company Qualifying Transaction, then the Company shall pay to Buyer, by wire transfer of immediately available funds to an account designated in writing by Buyer, a fee of $2,800,000,000 in cash (the “Company Termination Fee”), such payment to be made: (x) concurrently with such termination in the case of clause (A) above; (y) within three (3) Business Days after such termination in the case of clauses (B) or (C) above; or (z) upon the earlier of within three (3) Business Days after the consummation of such Company Qualifying Transaction or the entry into a definitive agreement providing for a Company Qualifying Transaction in the case of clause (D) above; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b) Regulatory Termination Fee. If this Agreement is terminated by (A) the Company or Buyer pursuant to Section 8.1(b)(i), and at the time of such termination, (1) one or more of the conditions set forth in Section 7.1(d) or Section 7.1(e) (in each case, solely as a result of any Antitrust Law or Foreign Regulatory Law) has not been satisfied or waived and (2) all of the other conditions set forth in Section 7.1 and Section 7.3 have been satisfied or waived (except for (i) those conditions that by their nature are to be satisfied at the Closing; provided that such conditions were then capable of being satisfied if the Closing had taken place and (ii) any condition that has not been satisfied as a result of a breach by Buyer or Merger Sub of its representations, warranties, covenants or agreements contained in this Agreement) or (B) by the Company or Buyer pursuant to Section 8.1(b)(ii) due to any Antitrust Law or Foreign Regulatory Law, then Buyer shall pay to the Company, by wire transfer of immediately available funds to an account designated in writing by the Company, a fee of $5,800,000,000 in cash (the “Regulatory Termination Fee”), with such payment to be made (x) in the case of Buyer’s termination of this Agreement, prior to or concurrently with, and as a condition to, such termination, or (y) in the case of the Company’s termination of this Agreement, within three Business Days of such termination; it being understood that in no event shall Buyer be required to pay the Regulatory Termination Fee on more than one occasion.

(c) Acknowledgements. Each Party acknowledges that the agreements contained in this Section 8.3 are an integral part of this Agreement and that, without Section 8.3(a), Buyer would not have entered into this Agreement and that, without Section 8.3(b), the Company would not have entered into this Agreement. Accordingly, if the Company or Buyer fails to promptly pay any amount due pursuant to this Section 8.3, the Company or Buyer, as applicable, shall pay to Buyer or the Company, respectively, all fees, costs and expenses of enforcement (including attorneys’ fees as well as expenses reasonably incurred in connection with any action initiated seeking such payment), together with interest on the amount of the Company Termination Fee or the Regulatory Termination Fee, as applicable, at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. Notwithstanding anything to the contrary in this Agreement, the Parties hereby acknowledge that in the event that the Company Termination Fee or the Regulatory Termination Fee, as applicable, become payable by, and are paid by, the Company to Buyer or Buyer to the Company, as applicable, such Company Termination Fee or Regulatory Termination Fee, as applicable, shall be the receiving Party’s sole and exclusive remedy pursuant to this Agreement (other than in respect of Fraud or Willful Breach). The Parties further acknowledge that the right to receive the Company Termination Fee or the Regulatory Termination Fee, as applicable, shall not limit or otherwise affect any such Party’s right to specific performance as provided in Section 9.5; provided that the Parties shall not be permitted or entitled to receive both (x) a grant of specific performance of the obligation to consummate the Transactions contemplated by Section 9.5 that results in the Closing and (y) the Company Termination Fee or Regulatory Termination Fee, as appliable.

ARTICLE IX

MISCELLANEOUS AND GENERAL

Section 9.1 Survival. The representations, warranties, covenants and agreements in this Agreement shall survive the Effective Time or the termination of this Agreement only to the extent provided in this Section 9.1.

(a) The following provisions of this Agreement shall survive the Effective Time: this Article IX (Miscellaneous and General), the Confidentiality Agreement, the agreements of the Parties contained in Article I (The Merger), Article III (Delivery of Merger Consideration; Procedures for Surrender), Section 4.20 (No Other Representations and Warranties), Section 5.14 (No Other Representations and Warranties), Section 6.9 (Employee Matters), Section 6.10 (Indemnification; Directors’ and Officers’ Insurance), and Section 9.11 (Expenses), and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, and the provisions that substantively define any related defined terms.

(b) The following provisions of this Agreement shall survive the termination of this Agreement: this Article IX (Miscellaneous and General), the Confidentiality Agreement, and the agreements of the Parties contained in Section 4.20 (No Other Representations and Warranties), Section 5.14 (No Other Representations and Warranties), Section 6.16(h) (Reimbursement of Financing Cooperation), Section 8.2 (Effect of Termination), Section 8.3 (Termination Fees), and Section 9.11 (Expenses), and the provisions that substantively define any related defined terms.

(c) All other representations, warranties, covenants and agreements in this Agreement or in any instrument or other document delivered pursuant to this Agreement shall not survive the Effective Time or the termination of this Agreement, as applicable.

Section 9.2 Modification or Amendment; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 6.10, at any time prior to the Effective Time, this Agreement may be amended, modified or waived if such amendment, modification or waiver is in writing and signed, in the case of an amendment or modification, by each Party, or in the case of a waiver, by the Party against whom the waiver is to be effective. The conditions to each of the Parties’ respective obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing and executed by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 9.3 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 9.4 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the law of the state of Delaware without regard to the conflict of law principles thereof (or any other jurisdiction) to the extent that such principles would direct a matter to another jurisdiction.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions exclusively in the courts of the State of Delaware in the Court of Chancery of the State of Delaware, or (and only if) such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the United States federal courts, such Proceeding shall be heard in the United States District Court for the District of Delaware (the “Chosen Courts”); and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 9.4(b) or that any Governmental Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.4.

Section 9.5 Specific Performance. Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

Section 9.6 Notices. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective Parties at the following street addresses or email addresses or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 9.6:

If to the Company:

Warner Bros. Discovery, Inc.
230 Park Avenue South New York, New York 10003
Attention:	***
Email:	***

with copies to (which shall not constitute notice):

Debevoise & Plimpton LLP
66 Hudson Boulevard
New York, New York 10001
Attention:	Jonathan E. Levitsky Gordon S. Moodie Katherine D. Taylor Erik J. Andren
Email:	*** *** *** ***

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Andrew J. Nussbaum Karessa L. Cain Hannah Clark
Email:	*** *** ***

If to Buyer or Merger Sub:

Netflix, Inc.
121 Albright Way
Los Gatos, CA 95032
Attention:	*** and ***
Telephone:	***
Email:	*** ***

with a copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue
Palo Alto, California 94301
Attention:	Kenton J. King and Sonia K. Nijjar
Email:	*** ***

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Attention:	Lauren S. Kramer
Email:	***

Section 9.7 Entire Agreement.

(a) This Agreement (including the exhibits and annexes hereto), the Company Disclosure Letter, the Buyer Disclosure Letter, the Transaction Documents and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, negotiations, understandings, and representations and warranties, whether oral or written, with respect to such matters.

(b) Each Party acknowledges and agrees to the provisions set forth in Section 4.20 and Section 5.14 and, without limiting such provisions, additionally acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement, (i) no Party has made or is making any other representations, warranties, statements, information or inducements, (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement, any instrument or other document delivered pursuant to this Agreement or the Transactions, and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for Fraud in connection with, arising out of or otherwise related to the express representations and warranties set forth in this Agreement or any instrument or other document delivered pursuant to this Agreement.

Section 9.8 Third-Party Beneficiaries. Except (x) that, in accordance with Section 261 of the DGCL, the Company shall have the right, on behalf of the Company’s stockholders and holders of Company Equity Awards (each of which are third-party beneficiaries of this Agreement to the extent required for this provision to be enforceable), to pursue specific performance as set forth in Section 9.5 or, if specific performance is not sought or granted as a remedy, damages in accordance with this Agreement (which shall include the benefit of the bargain lost by the Company’s stockholders and holders of Company Equity Awards) in the event of a breach by Buyer or Merger Sub of this Agreement, it being agreed that in no event shall any such stockholders of the Company or holder of Company Equity Awards be entitled to enforce any of their rights, or any of Buyer’s or Merger Sub’s obligations, under this Agreement in the event of any such breach, but rather the Company shall have the sole and exclusive right to do so as a representative for such stockholders of the Company or holder of Company Equity Awards (and upon receipt of any payments as a result thereof, the Company shall be entitled to retain the amount of such payments so received) and (y) from and after the Effective Time, the Indemnified Parties with respect to the provisions of Section 6.10, the Parties hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including, without limiting the generality of Section 9.7, the right to rely upon the representations and warranties set forth in this Agreement. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.2 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.9 Non-Recourse. Unless expressly agreed to otherwise by the Parties in writing, this Agreement may only be enforced against, and any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, or any instrument or other document delivered pursuant to this Agreement or the Transactions, may only be brought against the Persons expressly named as Parties (or any of their respective successors, legal representatives and permitted assigns) and then only with respect to the specific obligations set forth herein with respect to such Party. No past, present or future director, employee (including any officer), incorporator, manager, member, partner, stockholder, other equity holder or persons in a similar capacity, controlling person, Affiliate or Representative of any Party or of any Affiliate of any Party, or any of their respective successors, Representatives and permitted assigns (unless, for the avoidance of doubt, such Person is a Party), shall have any liability or other obligation for any obligation of any Party under this Agreement or for any Proceeding in connection with, arising out of or otherwise resulting from this Agreement, or any instrument or other document delivered pursuant to this Agreement or the Transactions; provided, however, that nothing in this Section 9.9 shall limit any liability or other obligation of the Parties for breaches of the terms and conditions of this Agreement.

Section 9.10 Fulfillment of Obligations. Whenever this Agreement requires a Retained Entity to take any action, such requirement shall be deemed to include an undertaking, prior to the Effective Time, on the part of the Company to cause such Retained Entity to take such action and, from and after the Effective Time, on the part of the Surviving Corporation to cause such Retained Entity to take such action. Whenever this Agreement requires a Subsidiary of Buyer to take any action, such requirement shall be deemed to include an undertaking on the part of Buyer to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this Agreement or any of the other Transaction Documents, which obligation is performed, satisfied or properly fulfilled by an Affiliate of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

Section 9.11 Expenses. Except as otherwise provided in this Agreement and the other Transaction Documents and whether or not the Transactions are consummated, all costs and expenses (including fees and expenses of counsel and financial advisors) incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses.

Section 9.12 Severability. The provisions of this Agreement shall be deemed severable, and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 9.13 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). Except as may be required to satisfy the obligations contemplated by Section 6.10, no Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, except as provided for in Section 9.10, and any attempted or purported assignment or delegation in violation of this Section 9.13 shall be null and void; provided, that, notwithstanding the foregoing, Buyer and Merger Sub may assign any or all of their rights, interests and obligations to wholly owned Subsidiaries of Buyer or Merger Sub without the prior written consent of any other Party; provided, further, that no such assignment shall relieve Buyer or Merger Sub of any of its obligations hereunder.

Section 9.14 Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

(b) The Preamble, and all Recital, Article, Section, Subsection, Schedule, Annex and Exhibit references used in this Agreement are to the recitals, articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified herein.

(c) Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “including without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; and (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(f) Except as otherwise expressly provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(g) The Company Disclosure Letter and Buyer Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in Article IV or Article V, as applicable, or to one or more covenants contained in this Agreement. Inclusion of any items or information in the Company Disclosure Letter or Buyer Disclosure Letter, as applicable, shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would have a Company Material Adverse Effect, or Buyer Material Adverse Effect, as applicable, or to affect the interpretation of such term for purposes of this Agreement.

(h) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

Section 9.15 Matters Concerning Financing Related Parties. Notwithstanding anything in this Agreement to the contrary, each of the Buyer Entities (on behalf of itself and its Subsidiaries and each of its controlled Affiliates) and the Company (on behalf of itself and its Subsidiaries and each of its controlled Affiliates) hereby:

(a) agrees that any Proceeding, whether in law or in equity, whether in Contract, in tort or otherwise, involving any Financing Related Party in any way arising out of or relating to this Agreement, any Financing Documents, the Financing or any of the transactions contemplated hereby or thereby or the performance of any services thereunder (any such Proceeding, a “Financing Related Proceeding”) shall be subject to the exclusive jurisdiction of, and shall be brought exclusively in, the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof, and irrevocably and unconditionally submits, for itself and its property, with respect to any Financing Related Proceeding, to the exclusive jurisdiction of, and to venue in, any such court;

(b) agrees not to bring or support, or permit any of its Affiliates to bring or support, any Financing Related Proceeding in any forum other than the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof;

(c) irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Financing Related Proceeding, (i) any claim that it is not personally subject to the jurisdiction of any such court for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any Proceeding commenced in any such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (iii) that (A) any Financing Related Proceeding in any such court is brought in an inconvenient forum or (B) the venue of any Financing Related Proceeding is improper and (iv) that a final judgment in any such Financing Related Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law;

(d) agrees that notice as provided herein shall constitute sufficient service of process and waives any argument that such service is insufficient;

(e) agrees that any Financing Related Proceeding shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of laws that would result in the application of the law of any other state, except as otherwise expressly provided in the Debt Commitment Letter or the applicable Financing Document;

(f) expressly and irrevocably waives to the fullest extent permitted by Law, all right to a jury trial with respect to any Financing Related Proceeding;

(g) agrees that none of the Financing Related Parties will have any obligation or liability (including any special, consequential, punitive or indirect damages), on any theory of liability, to the Company or any of its Affiliates, and neither the Company nor any of its Affiliates shall have any rights or claims against any of the Financing Related Parties, in each case, in any way arising out of or relating to this Agreement, any Financing Document, the Financing or any of the other transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract, in tort or otherwise;

(h) agrees that, notwithstanding anything to the contrary in Section 9.8 or elsewhere in this Agreement, the Financing Related Parties are express third-party beneficiaries of, and may rely upon and enforce, this Section 9.15; and

(i) agrees that the provisions in this Section 9.15 and the definitions of “Financing,” “Financing Documents,” “Financing Sources” and “Financing Related Parties” (and any other definition set forth in, or any other provision of, this Agreement to the extent that an amendment, waiver or other modification of such definition or other provision would amend, waive or otherwise modify the substance of this Section 9.15 or the definition of “Financing,” “Financing Documents,” “Financing Sources” or “Financing Related Parties”) shall not be amended, waived or otherwise modified, in each case, in any way adverse to the Financing Related Parties in any material respect without the prior written consent of the Financing Sources; provided that nothing in this Section 9.15 shall limit the rights of the parties to the Financing under the Commitment Letter or any Financing Document.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties to this Agreement as of the date first written above.

Warner Bros. Discovery, Inc.

By	/s/ Bruce Campbell
	Name:	Bruce Campbell
	Title:	Chief Revenue and Strategy Officer

New Topco 25, Inc.

By	/s/ Bruce Campbell
	Name:	Bruce Campbell
	Title:	Chief Revenue and Strategy Officer

[Signature Page to Agreement and Plan of Merger]

Netflix, Inc.

By	/s/ Ted Sarandos
	Name:	Ted Sarandos
	Title:	Co-Chief Executive Officer

Nightingale Sub, Inc.

By	/s/ Ted Sarandos
	Name:	Ted Sarandos
	Title:	President

[Signature Page to Agreement and Plan of Merger]

Annex A

Certain Definitions

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise). It is expressly agreed that from and after the Distribution (i) each member of the Spinco Group shall be deemed not to be an Affiliate of any Retained Entity and (ii) each Retained Entity shall not be deemed to be an Affiliate of any member of the Spinco Group.

“Affiliation Agreements” means Contracts for the distribution of video programming services, including linear networks and direct-to-consumer services, with any Person that distributes video services via any technology (including cable systems, SMATV, open video systems and MMDS, MDS and DBS systems, wireless and broadband, or a video-on-demand or “over the top” service providers, and further including application distribution and the ingestion of content comprising a service), and any correspondence or writings amending the foregoing.

“Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act and all other United States or non-United States antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Average Buyer Stock Price” means the per share volume-weighted average trading price of Buyer Common Stock as displayed under the heading “Bloomberg VWAP” on Bloomberg page “NFLX US Equity VWAP” (or its equivalent successor if such page is not available) in respect of the period from the scheduled opening of trading until the scheduled close of trading of the primary trading session or, if such price is not available, the market value per share of Buyer Common Stock as determined using a volume-weighted average method by an investment banking firm of nationally recognized standing (not affiliated with Buyer or the Company) mutually selected by the Parties for such purpose, in each case, without regard to after hours trading or any other trading outside of the regular trading session, for the fifteen (15) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the Closing Date.

“Burdensome Condition” shall mean any action, notwithstanding anything to the contrary in Section 6.4 or any other provision of this Agreement, (a) that would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the business or financial condition of Company and its Subsidiaries, taken as a whole (after giving effect to the transactions contemplated by the Separation and Distribution Agreement) or (b) that involves, applies to, restricts, or affects the operation, contracts, business or assets of Buyer and its Affiliates (excluding the Company and its Subsidiaries following the Closing).

Annex A-1

“Business Day” means any day ending at 11:59 p.m. (New York Time) other than a Saturday or Sunday or a day on which banks in the City of New York, New York or the City of Wilmington, Delaware is required or authorized by Law to close.

“Buyer Common Stock” means the common stock, par value $0.001 per share, of Buyer.

“Buyer Entity” means Buyer and its Subsidiaries.

“Buyer JV” means each Person that is a Subsidiary of Buyer that is not wholly owned directly or indirectly by Buyer as of the date of this Agreement.

“Buyer Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be likely to be, materially adverse to the financial condition, properties, assets, operations, liabilities, business or results of operations of Buyer and its Subsidiaries taken as a whole; provided, however, that none of the following, alone or in combination, shall be deemed to constitute a Buyer Material Adverse Effect, or be taken into account in determining whether a Buyer Material Adverse Effect has occurred or would reasonably be likely to occur:

(A) Effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory, economic or business conditions (including tariffs, trade policies and sanctions) in any jurisdiction in which Buyer or its Subsidiaries has material operations or in which products or services of Buyer or its Subsidiaries are sold;

(B) Effects that are the result of factors generally affecting the industries, markets or geographical areas in which Buyer or its Subsidiaries have material operations;

(C) changes in the relationship of the Buyer or its Subsidiaries, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship or any resulting Effect that was caused by the entry into, announcement, pendency or performance of the Transactions, or resulting or arising from the identity of or any facts or circumstances relating to, or any actions taken or failed to be taken by, the Company or its Affiliates;

(D) changes or modifications in accounting standards applicable to Buyer or its Subsidiaries, including GAAP, or in any Law of general applicability, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of this Agreement;

(E) any failure by Buyer or its Subsidiaries to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would result in, or contribute to, a Buyer Material Adverse Effect;

Annex A-2

(F) Effects resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, cyberterrorism, ransomware or malware, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any epidemic, pandemic, outbreak of illness or other public health event (including pandemics and epidemics) or any other force majeure event, or any national or international calamity or crisis;

(G) any actions taken or failed to be taken by Buyer or any of its Subsidiaries that are required to be taken by this Agreement or any actions taken with the Company’s written consent or failed to be taken at the Company’s written request;

(H) any Effect or announcement of an Effect affecting the credit rating or other rating of financial strength of Buyer or any of its Subsidiaries or any of their respective securities; provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any Effect underlying such Effect, announcement of an Effect has resulted in, or contributed to, or would result in, or contribute to, a Buyer Material Adverse Effect; or

(I) any change, in and of itself, in the market price or trading volume of the securities of Buyer (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or would reasonably be expected to be a Buyer Material Adverse Effect, unless otherwise excluded in this definition of “Buyer Material Adverse Effect”);

provided, further that, with respect to clauses (A), (B), (D) and (F), such Effect shall be taken into account in determining whether a “Buyer Material Adverse Effect” has occurred or is occurring to the extent it materially and disproportionately adversely affects Buyer and its Subsidiaries (taken as a whole) compared to other companies operating in the industries and geographies in which Buyer and its Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account, and only to the extent otherwise permitted by this definition).

“Buyer Owned IP” means all Intellectual Property owned or purported to be owned by the Buyer Entities.

“Buyer Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each other bonus, commission, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, stock purchase or other equity-based, incentive compensation, profit sharing, savings, retirement, disability, vacation, deferred compensation, severance, separation, termination, retention, change of control, stay bonus and other similar material plan, program, agreement or arrangement that is maintained or contributed to by the Buyer or any of its Subsidiaries or with respect to which Buyer or any of its Subsidiaries could reasonably be expected to have any liability, other than any such plan, scheme or arrangement (i) that is sponsored or maintained by, or provided through, a Governmental Entity or Labor Union, (ii) that the Buyer or any of its Subsidiaries is required by Law to maintain or contribute to or (iii) any Multiemployer Plan.

Annex A-3

“Cash Consideration Percentage” means a percentage equal to 100 minus the Stock Consideration Percentage.

“Code” means the Internal Revenue Code of 1986.

“Collar Price” means (a) if the Average Buyer Stock Price is below or equal to the Low End Collar Price, the Low End Collar Price, (b) if the Average Buyer Stock Price is between the Low End Collar Price and the High End Collar Price, the Average Buyer Stock Price and (c) if the Average Buyer Stock Price is equal to or greater than the High End Collar Price, the High End Collar Price.

“Collective Bargaining Agreement” means a collective bargaining agreement, works council agreement, or other similar Contract with a Labor Union.

“Company Assumed Liabilities” means the Company Liabilities (as defined in the Separation and Distribution Agreement).

“Company DC Plan” means the Warner Bros. Discovery, Inc. Non-Employee Directors Deferral Plan and the Company’s Supplemental Retirement Plan.

“Company DSU” means any deferred stock unit of the Company.

“Company ESPP” means the Company’s 2011 Employee Stock Purchase Plan (as amended).

“Company Equity Awards” means the Company Options, the Company RSUs, the Company PRSUs, the Company DSUs and the Company Notional Units.

“Company Group” has the meaning given to such term in the Separation and Distribution Agreement.

“Company Information Technology” means all Information Technology owned, leased or licensed by the Post-Separation Retained Entities.

“Company JV” means each Person that is a Retained Entity that is not wholly owned directly or indirectly by the Company as of the date of this Agreement.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with any other Effect is, or would reasonably be expected to be, materially adverse to the financial condition, properties, assets, operations, liabilities, business or results of operations of the Retained Business taken as a whole; provided, however, that, none of the following, alone or in combination, shall be deemed to constitute a Company Material Adverse Effect, or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(A) Effects generally affecting the economy, credit, capital, securities or financial markets or political, regulatory, economic or business conditions (including tariffs, trade policies and sanctions) in any jurisdiction in which the Retained Business has operations or in which products or services of the Retained Business are sold;

Annex A-4

(B) Effects that are the result of factors generally affecting the industries, markets or geographical areas in which the Retained Business has operations;

(C) changes in the relationship of the Retained Business, contractual or otherwise, with customers, employees, unions, suppliers, distributors, financing sources, partners or similar relationship or any resulting Effect that was caused by the entry into, announcement, pendency or performance of the Transactions, or resulting or arising from the identity of or any facts or circumstances relating to, or any actions taken or failed to be taken by, Buyer or its Affiliates;

(D) changes or modifications in accounting standards applicable to the Retained Business, including GAAP, or in any Law applicable to the Retained Business, including the repeal thereof, or in the interpretation or enforcement thereof, after the date of this Agreement;

(E) any failure by the Retained Business to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period; provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any Effect underlying such failure has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect;

(F) Effects resulting from acts of war (whether or not declared), civil disobedience, hostilities, sabotage, terrorism, cyberterrorism, ransomware or malware, military actions or the escalation of any of the foregoing, any hurricane, flood, tornado, earthquake or other weather or natural disaster, or any epidemic, pandemic, outbreak of illness or other public health event (including pandemics and epidemics) or any other force majeure event, or any national or international calamity or crisis;

(G) any actions taken or failed to be taken by the Company or its Subsidiaries that are required to be taken by this Agreement or any Transaction Document or any actions taken with Buyer’s written consent or failed to be taken at Buyer’s written request;

(H) any Effect or announcement of an Effect affecting the credit rating or other rating of financial strength of the Company, its Subsidiaries or any of their respective securities or the Retained Business; provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any Effect underlying such Effect, announcement of an Effect has resulted in, or contributed to, or would reasonably be expected to result in, or contribute to, a Company Material Adverse Effect;

(I) any change, in and of itself, in the market price or trading volume of the securities of the Company (it being understood that the facts or occurrences giving rise to or contributing to such change may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect, unless otherwise excluded in this definition of “Company Material Adverse Effect”); or

Annex A-5

(J) any Effect attributable to or arising as a result of the transactions contemplated by the Separation and Distribution Agreement, including any Taxes attributable to or otherwise arising in connection therewith;

provided, further that, with respect to clauses (A), (B), (D) and (F), such Effect shall be taken into account in determining whether a “Company Material Adverse Effect” has occurred or is occurring to the extent it materially and disproportionately adversely affects the Retained Business (taken as a whole) compared to other businesses operating in the industries and geographies in which the Retained Business operate (in which case only the incremental disproportionate impact may be taken into account, and only to the extent otherwise permitted by this definition).

“Company Notional Unit” means each notional investment unit with respect to shares of Company Stock subject to a Company DC Plan.

“Company Option” means each option to purchase shares of Company Stock granted under any Company Stock Plan.

“Company Owned IP” means all Intellectual Property owned or purported to be owned by the Post-Separation Retained Entities.

“Company PRSU” means any performance restricted stock unit of the Company.

“Company RSU” means each restricted stock unit of the Company (other than any Company PRSU or Company DSU).

“Company Stock Plans” means the Amended and Restated Warner Bros. Discovery, Inc. Stock Incentive Plan, the Warner Bros. Discovery, Inc. 2011 Employee Stock Purchase Plan (as amended), the Warner Bros. Discovery, Inc. 2013 Incentive Plan (as amended) and the Warner Bros. Discovery, Inc. 2005 Non-Employee Director Incentive Plan (as amended).

“Company Stockholder Approval” means the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Stock entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose.

“Confidentiality Agreement” means the confidentiality letter agreement entered into between Buyer and the Company, dated October 26, 2025.

“Continued Service” shall mean (a) for holders who are not SpinCo Award Holders, such holder’s continued service with Buyer and its Affiliates (including the Surviving Corporation and its Subsidiaries) and (b) for holders who are SpinCo Award Holders, such holder’s continued service with SpinCo and its Affiliates.

“Continuing Employee” means each individual who is a Retained Entity Employee immediately prior to the Effective Time (including those on vacation, sick leave, maternity leave, military service, lay-off, disability or other paid time off or leave of absence) and continues to be an employee of Buyer or one of its Subsidiaries (including the Surviving Corporation) immediately following the Effective Time.

Annex A-6

“Content” means television shows, movies, video games, music and other audiovisual, visual or audio content intended for broadcast, download, streaming or other transmission to an audience.

“Content IP” means Copyrights and Trademarks in, or otherwise relating to, Content.

“Contract” means any written contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property.”

“COT Property” means the Intellectual Property set forth in Section A(2) of the Company Disclosure Letter.

“COT Property Agreements” means all material Contracts (including development agreements, settlement agreements, license agreements (including Key Out-License Agreements), assignment agreements and Affiliation Agreements) relating to the development or Exploitation of any COT Properties, including all modifications, amendments and supplements thereto, and waivers thereunder.

“Covered Employee” means each Senior Executive and each other Retained Entity Employee classified by the Company as a “Career Band 2” or “Career Band 3” employee.

“Data Processing Agreement” means the “Data Processing Agreement” as defined in the Separation and Distribution Agreement.

“Distribution” has the meaning given to such term in the Separation and Distribution Agreement.

“Distribution Date” has the meaning given to such term in the Separation and Distribution Agreement.

“Distribution Record Date” means the “Record Date” as defined in the Separation and Distribution Agreement.

“Distribution Registration Statement” means the registration statement to register under the Securities Act or the Exchange Act, as applicable, the Spinco Shares (as defined in the Separation and Distribution Agreement) to be distributed in the Distribution, as such registration statement may be amended or supplemented from time to time.

“Effect” means any effect, event, development, change, state of facts, condition, circumstance or occurrence.

Annex A-7

“Effective Time FD Share Count” means the number of outstanding shares of Company Stock as of immediately prior to the Effective Time on a fully diluted, as converted and as exercised basis in accordance with the treasury stock method, shares of Company Stock reserved for, and subject to, issuance pursuant to the Company Stock Plans (including Company RSUs, Company PRSUs (assuming the achievement of performance criteria at target levels), Company Options and Company DSUs) and any other outstanding securities or obligations of the Company convertible into or exercisable for shares of Company Stock.

“Environmental Law” means any Law or Governmental Order relating to the protection, investigation or restoration of the environment or natural resources or, as it relates to any exposure to any hazardous or toxic substance in the environment, to the protection of human health and safety.

“Employee Matters Agreement” means the “Employee Matters Agreement” as defined in the Separation and Distribution Agreement.

“Equity Award Exchange Ratio” means the sum (rounded to four decimals) of (x) the Exchange Ratio plus (y) the fraction obtained by dividing (i) the Cash Consideration by (ii) the Average Buyer Stock Price.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means the following (in each case rounded to four decimals):

i.	If the Average Buyer Stock Price is an amount equal to or greater than the High End Collar Price, then the Exchange Ratio shall be 0.0376;

ii.

If the Average Buyer Stock Price is an amount greater than the Low End Collar Price but less than the High End Collar Price, then the Exchange Ratio shall be equal to the quotient obtained by dividing (x) $4.50 by (y) the Average Buyer Stock Price;

iii.	If the Average Buyer Stock Price is an amount less than or equal to Low End Collar Price, then the Exchange Ratio shall be 0.0460;

provided that, if the Company has given notice of a Specified Amount Reduction pursuant to the Separation and Distribution Agreement, then the Exchange Ratio shall be equal to the Exchange Ratio calculated in accordance with prongs (i)-(iii) above minus the Exchange Ratio Reduction.

“Exchange Ratio Reduction” means a number equal to (a) the Specified Amount Reduction multiplied by (b) the Stock Consideration Percentage divided by (c) the Effective Time FD Share Count, divided by (d) the Collar Price.

Annex A-8

“Existing Company Bridge Loan Facility” shall mean the bridge loan facility pursuant to that certain Non-Investment Grade Leveraged Bridge Loan Agreement, dated as of June 26, 2025 (as amended, restated, supplemented or otherwise modified or replaced from time to time), by and among, inter alia, certain members of the Company Group, certain members of the Spinco Group, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent.

“Export and Sanctions Regulations” means sanctions and export control Laws and regulations where such Person does business or is otherwise subject to jurisdiction, including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, U.S. sanctions Laws and regulations administered by the Department of the Treasury’s Office of Foreign Assets Control and the anti-boycott regulations administered by the U.S. Department of Commerce and U.S. Department of Treasury.

“Exploitation” (or any variant thereof) shall mean, regarding any asset or property (including any Intellectual Property), the exhibition, sale, distribution, publication, transmission, broadcast, telecast, performance, display, license, covenant not to sue or enjoin, right to obtain, enforce or register, covenant not to sue or enjoin last, sublicense, use, reproduction, marketing, creating derivative works of, or other commercial exploitation thereof, by any means, methods, processes, media devices and delivery systems of every kind or character, whether now known or hereafter created. “Exploit” means to cause the Exploitation.

“FCPA” means the United States Foreign Corrupt Practices Act of 1977.

“Financing” means any debt financing, whether in the form of debt securities, a credit or loan facility or otherwise, obtained or proposed to be obtained by Buyer in connection with the Transactions, including the debt financing contemplated by the Debt Commitment Letter or any other debt financing the proceeds of which are intended to be used to finance the payment, in whole or in part, of the Cash Consideration or in connection with any of the transactions contemplated by Section 6.16(f) or any of the other amounts payable by Buyer under this Agreement or in connection with the Transactions.

“Financing Documents” means the Debt Commitment Letter, any other commitment letter, engagement letter, underwriting agreement, purchase agreement, placement agreement, credit agreement or indenture or any other agreement or document, in each case entered into by any Financing Source, on the one hand, and Buyer, on the other, in connection with any Financing.

“Financing Related Parties” means the Financing Sources, their respective Affiliates and the respective partners, managers, members, trustees, officers, directors, employees, controlling persons, agents and other Representatives of any of the foregoing, and their respective successors and permitted assigns.

“Financing Sources” means the Persons (other than Buyer) party from time to time to the Debt Commitment Letter or any other Financing Document, including any such Persons becoming party thereto pursuant to any joinder documentation, and each other Person that has committed or agreed to provide, arrange, syndicate, underwrite, purchase or place any Financing, or has otherwise entered into any agreement with Buyer in connection with, or that is otherwise acting as an arranger, bookrunner, underwriter, initial purchaser, placement agent, administrative agent, trustee or a similar representative in respect of, all or any part of the Financing, and their respective successors and permitted assigns.

Annex A-9

“Foreign Regulators” means foreign and transnational Governmental Entities with jurisdiction over Foreign Regulatory Laws.

“Foreign Regulatory Laws” means foreign and transnational Laws regarding (a) the provision of broadcasting, streaming or audio-visual media services, (b) the restriction or regulation of investment on national security, national interest or public order grounds, or (c) Laws concerning the review, notification or regulation of foreign subsidies or other forms of state support provided by non-domestic governments, including any Laws governing the assessment of distortive foreign subsidies in connection with mergers, acquisitions, joint ventures or public procurement.

“Fraud” means actual and intentional common law fraud under Delaware law with respect to a representation and warranty set forth in Article IV or Article V by the Party making such representation or warranty. For the avoidance of doubt, “Fraud” shall not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud) based on negligence or recklessness.

“GAAP” means United States generally accepted accounting principles.

“Government Official” means any official, officer, employee, or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, and includes any official or employee of any entity directly or indirectly owned or controlled by any Governmental Entity, and any officer or employee of a public international organization, as well as any Person acting in an official capacity for or on behalf of any such Governmental Entity, or for or on behalf of any such public international organization.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, temporary, preliminary or permanent injunction, decree, ruling, stipulation, determination, or award entered by or with any Governmental Entity.

“Guilds” means guilds, unions or other labor organizations, domestic or foreign, that relate to or support the development, production, release, exhibit, performance, broadcast or other form of use or exploitation of audio or audiovisual content or works of any kind (e.g., the Screen Actors Guild, the Writers Guild of America, the Directors Guild of America, the International Alliance of Theatrical Stage Employees, International Brotherhood of Teamsters and American Federation of Musicians or other union if the bargaining unit is employed in connection with the development, production, release, exhibit or performance, broadcast or other form of use or exploitation of audio or audiovisual content or work of any kind).

Annex A-10

“Hazardous Substance” means any substance regulated under Environmental Law as being harmful or hazardous to human health or the environment including those listed, classified or regulated as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar meaning and regulatory effect pursuant to any Environmental Law and also including any petroleum product or by-product, asbestos-containing material, lead-containing paint, mold, polychlorinated biphenyls or radioactive materials.

“High End Collar Price” means $119.67.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“Indebtedness” means, with respect to any referenced Person, (a) all indebtedness of such Person for borrowed money evidenced by credit agreements, loan agreements or notes, bonds, debentures, other debt securities or similar debt instruments, other than letters of credit and performance bonds and (b) all indebtedness of the type referred to in clause (a) of another Person that is guaranteed by, or secured by a Lien on any property or assets of, such referenced Person. For the avoidance of doubt, all leases shall be excluded from clause (a).

“Information Technology” means all information technology and computer systems, including software, computer systems (including computers, screens, servers, middleware, workstations, routers, hubs, switches, networks, data communications lines and hardware), network and telecommunications systems hardware and other information technology equipment.

“Intellectual Property” means, collectively, all United States and non-United States intellectual property rights, including all such rights in (a) patents and patent applications, including divisions, continuations, continuations-in-part, extensions, reissues, reexaminations, and any other governmental grant for the protection of inventions or industrial designs (“Patents”); (b) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, designs, symbols, trade dress, trade names, Internet domain names, social media handles, and other indicia of source or origin, including all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby (“Trademarks”); (c) published and unpublished works of authorship in any media (including software, source code, object code, information, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, including all renewals, extensions, restorations and reversions thereof, and including all derivative, compilation and ancillary rights of every kind, whether now known or hereafter recognized, related to copyrights (“Copyrights”); (d) trade secrets and all other confidential and proprietary information, including, rights in know-how, processes, schematics, business methods, formulae, technical data, specifications, operating and maintenance manuals, drawings, prototypes, models, designs, customer lists and supplier lists (“Trade Secrets”); and (e) moral rights, rights of publicity and rights of privacy.

“Intellectual Property Matters Agreement” means the “Intellectual Property Matters Agreement” as defined in the Separation and Distribution Agreement.

Annex A-11

“Intervening Event” means a material event or circumstance that (1) was not known to the Company Board on the date of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable to the Company Board), which event or circumstance, or any consequence thereof, becomes known to the Company Board prior to the Company Stockholder Approval, (2) does not relate to any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, or the consequences thereof, and (3) does not relate to the fact, in and of itself, that the Company meets or exceeds any internal or published or third party projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial metrics or any budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations for any period, or any changes after the date of this Agreement in the price or trading volume of the Buyer Common Stock or the Company Stock (it being understood that the event or circumstance underlying any of the foregoing in this clause (3) may be taken into consideration, unless otherwise excluded by the exceptions to this definition).

“IRS” means the United States Internal Revenue Service.

“Key Property” means (i) the Intellectual Property set forth in Section A(4) of the Company Disclosure Letter and (ii) any Content IP of Content that has not been published or distributed commercially as of the date of this Agreement.

“Key Out-License Agreements” means the material Contracts pursuant to which any COT Property is licensed by any Retained Entity, Spinco Entity or any of their predecessors to a third party, copies of which have been provided to the Buyer in the virtual data room for review.

“Key Out-License Summary” means the information set forth in Section A(3) of the Company Disclosure Letter.

“Knowledge” when used in this Agreement (i) with respect to the Company, means the actual knowledge of the Persons listed in Section A(1) of the Company Disclosure Letter and (ii) with respect to Buyer, means the actual knowledge of the Persons listed in Section A(2) of the Buyer Disclosure Letter.

“Labor Union” means any labor union, works council or similar employee or labor organization, including any Guild.

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license or permit of any Governmental Entity.

“Licenses” permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity.

“Lien” means a lien, charge, pledge, security interest, claim or other encumbrance.

Annex A-12

“Low End Collar Price” means $97.91.

“Merger Consideration Value” means the sum (rounded to the nearest four decimals) of (x) the Cash Consideration plus (y) an amount in cash equal to the product obtained by multiplying (i) the Exchange Ratio by (ii) the Average Buyer Stock Price.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 3(37) of ERISA.

“NASDAQ” means the NASDAQ Stock Market.

“Net Company Shares” means, with respect to Vested Company Options, a number of whole and partial shares of Company Stock (computed to the nearest four decimal places) equal to (i) the product obtained by multiplying (A) the number of shares of Company Stock subject to such Vested Company Option immediately prior to the Effective Time, and (B) the excess, if any, of the Merger Consideration Value over the exercise price per share of Company Stock subject to such Vested Company Option, divided by (ii) the Merger Consideration Value.

“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person.

“Organizational Documents” means (i) with respect to any Person that is a corporation, its articles or certificate of incorporation, memorandum and articles of association, as applicable, and bylaws, or comparable documents, (ii) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (iii) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company or operating agreement, or comparable documents, (iv) with respect to any Person that is a trust or other entity, its declaration or agreement of trust or other constituent document or comparable documents and (v) with respect to any other Person that is not an individual, its comparable organizational documents.

“Patents” has the meaning set forth in the definition of “Intellectual Property.”

“PBGC” means the Pension Benefit Guaranty Corporation.

“Per Share Cash Amount” means $23.25, provided, that, if the Company has given notice of a Specified Amount Reduction pursuant to the Separation and Distribution Agreement, then the Per Share Cash Amount shall be reduced by the Per Share Cash Amount Reduction.

“Per Share Cash Amount Reduction” means an amount equal to (a) the Specified Amount Reduction multiplied by (b) the Cash Consideration Percentage divided by (c) the Effective Time FD Share Count.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

Annex A-13

“Personal Data” means, with respect to a Party, any data or information in any media that can reasonably be used to identify a particular individual or device, including any data or other information that constitutes “personal information,” “personal identifying information” or analogous term under any applicable Law.

“Post-Separation Retained Entities” means the Retained Entities (after giving effect to the Separation).

“Proceeding” means any action, cause of action, claim, charge, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Proxy Statement” means the joint proxy statement/prospectus to be filed with the SEC as part of the Registration Statement.

“Registered” means issued by, registered with, or the subject of a pending application for issuance or registration before, any Governmental Entity.

“Registered Company IP” means Company Owned IP that is Registered.

“Representative” means, with respect to any Person, any director, officer, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee, consultant, investment banker, financial advisor, legal counsel, attorneys-in-fact, accountant or other advisor, agent or other representative of such person, in each case acting in their capacity as such.

“Registration Statement” means the registration statement on Form S-4 to be filed by Buyer with the SEC to effect the registration under the Securities Act of the issuance of the shares of Buyer Common Stock pursuant to the Merger, as such registration statement may be amended or supplemented from time to time.

“Restructuring Plan” has the meaning given to such term in the Separation and Distribution Agreement.

“Retained Assets” means the Company Assets (as defined in the Separation and Distribution Agreement).

“Retained Business” means the Company Business (as defined in the Separation and Distribution Agreement).

“Retained Entity” means the Company and each of its Subsidiaries (other than any member, or contemplated member, of the Spinco Group).

“Retained Entity Employee” has the same meaning as Company Group Employee as set forth in the Employee Matters Agreement.

Annex A-14

“Retained Entity Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA) and each other bonus, commission, stock option, stock appreciation right, restricted stock, restricted stock unit, performance stock unit, stock purchase or other equity-based, incentive compensation, profit sharing, savings, retirement, disability, vacation, deferred compensation, severance, separation, termination, retention, change of control, stay bonus and other similar material plan, program, agreement or arrangement that is maintained or contributed to by any Post-Separation Retained Entity or with respect to which any Post-Separation Retained Entity would reasonably be expected to have any liability, other than any such plan, scheme or arrangement (i) that is sponsored or maintained by, or provided through, a Governmental Entity or Labor Union, (ii) that any Post-Separation Retained Entity is required by Law to maintain or contribute to or (iii) any Multiemployer Plan.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Executive” means (a) with respect to the Post-Separation Retained Entities, any of the executive officers (as such term is defined in the Exchange Act) of the Post-Separation Retained Entities and, (b) with respect to Buyer, any of Buyer’s executive officers (as such term is defined in the Exchange Act).

“Separation” has the meaning set forth in the Separation and Distribution Agreement.

“Separation and Distribution” means the Separation and the Distribution, collectively.

“Specified Ancillary Agreements” means the “Specified Ancillary Agreements” as defined in the Separation and Distribution Agreement, together with all annexes, exhibits, schedules, attachments and appendices thereto.

“Specified Amount Reduction” means the “Specified Amount Reduction” as defined in the Separation and Distribution Agreement.

“Spinco” has the meaning given to such term in the Separation and Distribution Agreement.

“SpinCo Award Holder” means any individual who holds a Company Equity Award who is a (i) SpinCo Group Employee, (ii) a Former SpinCo Group Employee or (iii) Other SpinCo Service Provider (in each case of (i), (ii) and (iii), as defined in the Employee Matters Agreement).

“Spinco Business” has the meaning given to such term in the Separation and Distribution Agreement.

“Spinco Entities” means each member of the Spinco Group.

Annex A-15

“Spinco Group” has the meaning given to such term in the Separation and Distribution Agreement.

“Stock Consideration Percentage” means 16.22%.

“Subsidiary” means, with respect to any Person, any other Person (i) of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries or (ii) of which such Person, directly or indirectly, possesses the power to direct or cause the direction of the management and policies by Contract.

“Takeover Statute” means a “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

“Tax” or “Taxes” means any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers compensation, unemployment, disability, property, ad valorem, value added, stamp, excise, severance, occupation, service, digital services, environmental, sales, consumption, turnover, goods and services, use, license, lease, transfer, import, export, customs duty, escheat, alternative minimum, estimated or other tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax), imposed by any Governmental Entity or political subdivision thereof, and any interest, penalty, additions to tax or additional amounts in respect of the foregoing.

“Tax Law” means the Law of any Governmental Entity or political subdivision thereof relating to any Tax.

“Tax Matters Agreement” has the meaning given to such term in the Separation and Distribution Agreement.

“Tax Return” means any report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, any documentation with respect to transfer pricing or any other similar report, statement, declaration, or document filed or required to be filed under the Code or other Tax Law with respect to Taxes, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property.”

“Trading Day” means a day on which shares of Buyer Common Stock are traded on NASDAQ.

Annex A-16

“Transaction Documents” means this Agreement, the Separation and Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Matters Agreement, Transition Services Agreement, the Data Processing Agreement, including all annexes, Exhibits, Schedules, attachments and appendices thereto.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Transition Services Agreement” has the meaning given to such term in the Separation and Distribution Agreement.

“Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement.

Annex A-17

Exhibit A

Form of Separation and Distribution Agreement

Agreed Form

SEPARATION AND DISTRIBUTION AGREEMENT

BY AND BETWEEN

[NEW WONDER]

AND

[DELIGHT] GLOBAL MEDIA, INC.

DATED AS OF [•]

ARTICLE V CERTAIN OTHER MATTERS		63

5.1	Insurance Matters Generally	63
5.2	Treatment of Payments for Tax Purposes	66
5.3	Inducement	66
5.4	Post-Effective Time Conduct	66
5.5	Other Covenants	66

ARTICLE VI EXCHANGE OF INFORMATION; CONFIDENTIALITY		66

6.1	Agreement for Exchange of Information and Cooperation	66
6.2	Ownership of Information	68
6.3	Compensation for Providing Information	68
6.4	Record Retention	68
6.5	Limitations of Liability	68
6.6	Other Agreements Providing for Exchange of Information	68
6.7	Production of Witnesses; Records; Cooperation	69
6.8	Privileged Matters	70
6.9	Confidentiality	73
6.10	Protective Arrangements	74

ARTICLE VII DISPUTE RESOLUTION		75

7.1	Disputes	75
7.2	Escalation; Mediation	75
7.3	Interim Relief	76
7.4	Conduct During Dispute Resolution Process	76

ARTICLE VIII FURTHER ASSURANCES AND ADDITIONAL COVENANTS		76

8.1	Further Assurances	76

ARTICLE IX TERMINATION		77

9.1	Termination	77
9.2	Effect of Termination	77

ARTICLE X MISCELLANEOUS		77

10.1	Counterparts; Entire Agreement; Corporate Power	77
10.2	Governing Law; Waiver of Jury Trial	78
10.3	Assignability	79
10.4	Third-Party Beneficiaries	80
10.5	Notices	80
10.6	Severability	81
10.7	Force Majeure	81
10.8	No Set-Off	81
10.9	Publicity	81

ii

10.10	Expenses	82
10.11	Headings	82
10.12	Survival of Covenants	82
10.13	Waivers of Default	82
10.14	Specific Performance	82
10.15	Amendments	82
10.16	Interpretation	83
10.17	Limitations of Liability	84
10.18	Performance	84
10.19	Mutual Drafting	84

EXHIBITS

Exhibit A	Employee Matters Agreement
Exhibit B	Intellectual Property Matters Agreement
Exhibit C	SpinCo Bylaws
Exhibit D	SpinCo Certificate of Incorporation
Exhibit E	Tax Matters Agreement
Exhibit F	Transition Services Agreement

iii

SEPARATION AND DISTRIBUTION AGREEMENT

This SEPARATION AND DISTRIBUTION AGREEMENT, dated as of [•] (this “Agreement”), is by and between [New Wonder]1, a Delaware corporation (the “Company”) and [Delight] Global Media, Inc., a Delaware corporation (“SpinCo”). Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Article I.

R E C I T A L S

WHEREAS, SpinCo is a wholly owned Subsidiary of the Company;

WHEREAS, the board of directors of the Company (the “Company Board”) has determined that it is in the best interests of the Company and its stockholders to create a new publicly traded company that will operate the SpinCo Business;

WHEREAS, in furtherance of the foregoing, the Company Board has determined that it is appropriate and desirable to separate the SpinCo Business from the Company Business (including the Internal Restructuring, as defined below, the “Separation”);

WHEREAS, in order to effect the Separation, the Company has caused or will cause to be effected certain internal restructuring transactions for purposes of aggregating the SpinCo Business within the Company Group (the “Internal Restructuring”), in accordance with the plan set forth on Schedule 2.1(a), as may be amended, supplemented or modified pursuant to Section 2.17 (the “Restructuring Plan”), and, in connection therewith, the Company will (i) contribute to SpinCo all of the membership interests of [Wonder Delight], LLC, a Delaware limited liability company and wholly owned direct Subsidiary of the Company, and (ii) cause certain other SpinCo Assets to be contributed to SpinCo in exchange for SpinCo Shares and New SpinCo Debt Securities (collectively, the “Contribution”);

WHEREAS, in connection with the Contribution, the Company intends to cause one or more exchanges of New SpinCo Debt Securities for debt of [[Delight] Global Holdings, LLC (“DGH”)], or a wholly owned Subsidiary thereof to be effected (collectively, the “Debt-for-Debt Exchange”);

WHEREAS, following the Contribution, on the terms and subject to the conditions set forth herein, the Company will make a distribution, on a pro rata basis, to holders of the Company Shares on the Record Date of all of the SpinCo Shares that it receives in connection with the Contribution, representing all of the outstanding SpinCo Shares (the “Distribution”);

WHEREAS, at the time of the Distribution, the Company will use its commercially reasonable efforts to cause the SpinCo Group to have Net Debt equal to the Specified Amount (which amount will, as specified on Schedule 1.18, generally decline each month consistent with anticipated decreases over time in the balance of the Existing Company Bridge Loan Facility, as a result of the generation of cash by the SpinCo Business);

[1]	Note to Draft: RemainCo to be a newly formed holding company; entity name to be confirmed.

WHEREAS, Netflix, Inc., a Delaware corporation (“Buyer”), Nightingale Sub, Inc., a Delaware corporation (“Merger Sub”) and the Company have entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 4, 2025, pursuant to which, following the Distribution, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Buyer (the “Merger”).

WHEREAS, SpinCo has been incorporated solely for these purposes and has not engaged in activities except in preparation for the Separation, the Contribution, the Distribution and the Merger;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Contribution and the Distribution will qualify for the Intended U.S. Tax Treatment;

WHEREAS, SpinCo and the Company [have prepared], and SpinCo [has filed] with the SEC, the Form 10, which includes the Information Statement, and which sets forth disclosure concerning SpinCo, the Separation and the Distribution;

WHEREAS, this Agreement, together with other agreements implementing the Contribution and the Distribution, is intended to constitute a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g);

WHEREAS, under the Merger Agreement, it is a condition to the Merger that this Agreement shall be entered into by the Parties and the Separation, the Contribution and the Distribution shall have occurred; and

WHEREAS, each of the Company and SpinCo has determined that it is appropriate and desirable to set forth the principal corporate transactions required to effect the Separation and the Distribution and certain other agreements that will govern certain matters relating to the Separation and the Distribution and the relationship of the Company, SpinCo and the members of their respective Groups following the Distribution;

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as set forth herein.

ARTICLE I

DEFINITIONS

For the purpose of this Agreement, the following terms shall have the following meanings:

“Accessible Company Policies” shall have the meaning set forth in Section 5.1(a).

“Accountant” shall have the meaning set forth in Section 2.16(b).

5

“Action” shall mean any demand, action, claim, charge, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” shall mean, when used with respect to a specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”), shall mean, when used with respect to any specified Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that, prior to, at and after the Distribution Effective Time, for purposes of this Agreement and the Ancillary Agreements, (a) no member of the SpinCo Group shall be deemed to be an “Affiliate” of any member of the Company Group and (b) no member of the Company Group shall be deemed to be an “Affiliate” of any member of the SpinCo Group.

“Agent” shall mean the trust company or bank duly appointed by the Company to act as distribution agent, transfer agent and registrar for the SpinCo Shares in connection with the Distribution.

“Agreement” shall have the meaning set forth in the Preamble.

“Amended Company Bridge Loan Facility” shall have the meaning set forth in Section 2.13(a).

“Ancillary Agreements” shall mean the following agreements entered into by the Parties or members of their respective Groups in connection with the Separation, the Distribution or the other transactions contemplated by this Agreement: (a) the Transition Services Agreement, (b) the Tax Matters Agreement, (c) the Employee Matters Agreement, (d) the Intellectual Property Matters Agreement, (e) the Commercial Agreements, (f) the Leases, and (g) the Transfer Documents and (h) the Data Processing Agreement.

“Approvals or Notifications” shall mean any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any Third Party, including any Governmental Authority, in connection with the Separation, the Distribution or the other transactions contemplated by this Agreement.

“Assets” shall mean, with respect to any Person, the assets, properties, claims and rights (including goodwill) of such Person, wherever located (including in the possession of vendors or other Third Parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such Person, including rights and benefits pursuant to any contract, license, permit, indenture, note, bond, mortgage, agreement, concession, franchise, instrument, undertaking, commitment, understanding or other arrangement.

6

“Business” shall mean either the Company Business or the SpinCo Business, as the context requires.

“Business Day” shall have the meaning set forth in Section 10.16(a).

“Buyer” shall have the meaning set forth in the Recitals.

“Cash and Cash Equivalents” shall mean, on a consolidated basis, the aggregate balance of cash and cash equivalents, currency on hand, cash balances in deposits with banks or financial institutions, investment accounts, negotiable instruments, checks, money orders, marketable securities, short-term instruments and other cash equivalents, minus the amount of any undeposited checks and uncleared drafts and wires sent to third parties, plus the amount of any deposits in transit.

“Commercial Agreements” shall mean the agreements set forth on Schedule 1.1, in each case to be entered into by and between the Company and SpinCo or members of their respective Groups in connection with the Separation, the Distribution and the other transactions contemplated by this Agreement, as such agreements may be amended from time to time in accordance with Section 10.15.

“Company” shall have the meaning set forth in the Preamble.

“Company Accounts” shall have the meaning set forth in Section 2.9(a).

“Company Assets” shall have the meaning set forth in Section 2.2(b).

“Company Board” shall have the meaning set forth in the Recitals.

“Company Business” shall mean all businesses, operations and activities (whether or not such businesses, operations or activities have been terminated, divested or discontinued) conducted at any time prior to the Distribution Effective Time by either Party or any current or former member of its Group, other than the SpinCo Business, including the business, operations and activities that constitute the Streaming segment and the Studios segment of the Company as narratively described in the Annual Report on Form 10-K of the Company for the fiscal year ending December 31, 2024 and as updated in the Quarterly Report on Form 10-Q of the Company for the period ending September 30, 2025, as constituted as of the date of this Agreement, as such business, operations and activities have been conducted at any time prior to the Distribution Effective Time by either Party or any current or former member of its Group (or any of their respective predecessors), including such businesses, operations and activities at times when those of such segment as of the date of this Agreement were part of different segments; provided that, notwithstanding its inclusion or exclusion, as applicable, in the Streaming segment and the Studios segment, the Company Business shall not include the business, operation and activities set forth on Schedule 1.2(a) and shall include the business, operations and activities set forth on Schedule 1.2(b).

7

“Company Contracts” shall mean all contracts and agreements to which either Party or any member of its Group is a party or by which it or any member of its Group or any of their respective Assets is bound, whether or not in writing, as of the Distribution Effective Time, other than the SpinCo Contracts, including the following contracts and agreements (provided that the Company Contracts shall not include any contracts or agreements listed on Schedule 1.8):

(a) (i) any contract or agreement with a Third Party entered into prior to the Distribution Effective Time primarily related to the Company Business, including those listed on Schedule 1.3(a), (subject to clause (a)(ii) of the definition of “SpinCo Contracts”) and (ii) with respect to any contract or agreement entered into with a Third Party prior to the Distribution Effective Time that relates to the Company Business (other than in a de minimis respect) but is not primarily related to the Company Business, that portion of any such contract or agreement that relates to the Company Business;

(b) any contract or agreement that is otherwise expressly contemplated pursuant to this Agreement or any of the Ancillary Agreements to be assigned to the Company or any member of the Company Group;

(c) any credit agreement, indenture, note or other financing agreement or instrument entered into by the Company or any member of the Company Group in connection with the Separation, including any Company Financing Arrangements, provided that such agreements and instruments shall not include any agreements or instruments pursuant to the terms of which the Company, and any such member of the Company Group, will be released from its obligations thereunder in connection with the completion of the Separation (in which case such agreements and instruments shall be SpinCo Assets);

(d) Company Leases;

(e) any guarantee, indemnity, representation, covenant, warranty or other Liability of either Party or any member of its Group in respect of any other Company Contract, any Company Liability or the Company Business;

(f) any interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements related primarily to the Company Business; and

(g) any contracts or agreements listed on Schedule 1.3(g), including the right to recover any amounts under such contracts, agreements or settlements.

“Company Disclosure” means all information (a) incorporated by reference from the Company’s securities filings or (b) relating to (i) the Company Business, (ii) the Company Group, (iii) the Company Liabilities, (iv) the Company Assets, (v) the Merger or Buyer and (vi) the Company Board’s consideration of the Separation and the Distribution or the Merger.

“Company Financing Arrangements” shall have the meaning set forth in Section 2.13(a).

8

“Company Group” shall mean the Company and each Subsidiary of the Company (other than SpinCo and any other member of the SpinCo Group).

“Company Group Employees” shall have the meaning set forth in the Employee Matters Agreement.

“Company Guarantees” shall mean guarantees, letters of credit, surety bonds and similar credit support obligations of any member of the SpinCo Group for the benefit of any member of the Company Group or the Company Business.

“Company Indemnitees” shall have the meaning set forth in Section 4.2.

“Company Intellectual Property” shall mean: (a) the Patents set forth on Schedule 1.4(a), (b) the Trademarks set forth on Schedule 1.4(b), (c) the Software IP for Software set forth on Schedule 1.4(c), (d) the Content IP for Content in the categories set forth on Schedule 1.4(d), and (e) other than the Intellectual Property set forth on Schedules 1.12(a), 1.12(b), 1.12(c) and 1.12(d), with respect to all other Intellectual Property owned by either Party or any member of its Group as of the Distribution Effective Time, all such Intellectual Property that is primarily used or primarily held for use in the Company Business.

“Company IT Assets” shall mean any and all Information Technology owned or leased by or licensed to either Party or any member of its Group as of the Distribution Effective Time that is primarily used or held for use in the Company Business.

“Company Leases” shall have the meaning set forth in the definition of the Company Real Property.

“Company Liabilities” shall have the meaning set forth in Section 2.3(b).

“Company Permits” shall mean all Permits owned or licensed by either Party or any member of its Group (x) listed or described on Schedule 1.17 or (y) other than the Permits set forth on Schedule 1.19, primarily used or primarily held for use in the Company Business as of the Distribution Effective Time.

“Company Policies” shall mean those Insurance Policies in effect at any time prior to the Distribution Effective Time (a) where the first or primary named insured is or was a member of the Company Group (including any predecessor entity of a member of the Company Group), (b) that were issued under global programs of the Company or (c) that are set forth on Schedule 1.5. A partial listing of such Insurance Policies, not intended to be comprehensive and for illustration only, is set forth on Schedule 1.5.

“Company Portion” shall have the meaning set forth in Section 2.13(a).

“Company Real Property” shall mean (a) all of the Real Property owned by either Party or member of its Group as of immediately prior to the Distribution Effective Time (x) listed or described on Schedule 1.6(a) or (y) other than the Real Property set forth on Schedule 1.14(a), primarily used or primarily held for use in the Company Business as of the Distribution Effective Time, (b) the Real Property Leases to which either Party or any member of its Group is

9

party as of immediately prior to the Distribution Effective Time (x) set forth on Schedule 1.6(b) or (y) other than the Real Property Leases set forth on Schedule 1.14(b), primarily used or primarily held for use in the Company Business as of the Distribution Effective Time (“Company Leases”) and (c) all recorded Real Property notices, easements and obligations with respect to the Real Property and/or Real Property Leases described in clauses (a) and (b) of this paragraph.

“Company Shares” shall mean the shares of common stock, par value $0.01 per share, of the Company.

“Content” means television shows, movies, video games, music and other audiovisual, visual or audio content intended for broadcast, streaming or other transmission to an audience.

“Content IP” means Copyrights and other Intellectual Property rights (excluding Trademarks) in Content.

“Contribution” shall have the meaning set forth in the Recitals.

“Copyrights” shall have the meaning set forth in the definition of Intellectual Property.

“Customary Offering Actions” shall mean all customary actions by SpinCo and its Subsidiaries and representatives that are reasonably requested by the Company to assist with respect to the consummation of the Debt-for-Debt Exchange and any transactions in connection therewith, including: (i) participating in meetings, presentations and due diligence sessions, (ii) assisting with the preparation of materials for presentations, memoranda and similar documents required in connection with any such transactions, (iii) providing any financial information (including in a form that is compliant with applicable SEC rules) and other information about SpinCo and its Subsidiaries reasonably requested by the Company, including with respect to the preparation of pro forma financial statements, provided that SpinCo shall not be required to prepare or provide any financial statements or other information that is not otherwise prepared by SpinCo in the ordinary course, (iv) authorizing and directing SpinCo’s auditors to provide customary cooperation, including participating in due diligence sessions, providing their consent to the inclusion of their audit reports in the offering documents and delivering customary comfort letters (including “negative assurance” and change period comfort) and authorization letters, in connection with any such transactions and (v) providing customary certificates of the chief financial officer of SpinCo or similar certificates with respect to certain financial information in the offering documents to the extent not otherwise covered by the “comfort letters” described herein.

“Data Processing Agreement” shall mean the Data Processing Agreement that may be entered into by and between the Company and SpinCo or members of their respective Groups in connection with the Separation, the Distribution and the other transactions contemplated by this Agreement pursuant to Section 6.9(c).

“Debt-for-Debt Exchange” shall have the meaning set forth in the Recitals.

10

“Delayed Company Asset” shall have the meaning set forth in Section 2.4(h).

“Delayed Company Liability” shall have the meaning set forth in Section 2.4(h).

“Delayed SpinCo Asset” shall have the meaning set forth in Section 2.4(c).

“Delayed SpinCo Liability” shall have the meaning set forth in Section 2.4(c).

“DGH” shall have the meaning set forth in the Recitals.

“Disclosure Document” shall mean any registration statement (including the Form 10) filed with the SEC by or on behalf of either Party or any member of its Group and also includes any information statement (including the Information Statement), prospectus, offering memorandum, offering circular, periodic report or similar disclosure document, whether or not filed with the SEC or any other Governmental Authority, including any such disclosure document which offers for sale or registers the transfer or distribution of securities or indebtedness of, with respect to SpinCo, the SpinCo Group (including, for the avoidance of doubt, the SpinCo Financing Arrangements) or, with respect to the Company, the Company Group (including, for the avoidance of doubt, the Company Financing Arrangements), in each case which describes the Separation or the Distribution or the SpinCo Group or primarily relates to the transactions contemplated by this Agreement (including, for the avoidance of doubt, the Distribution and the Debt-for-Debt Exchange) but excluding any document prepared by Buyer or its Subsidiaries or which primarily relates to the Merger.

“Dispute” shall have the meaning set forth in Section 7.1.

“Distribution” shall have the meaning set forth in the Recitals.

“Distribution Date” shall mean the date of the consummation of the Distribution; provided that the Distribution Date shall be the first calendar day of a month or if such first calendar day of a month is not a Business Day, the Company, in its sole and absolute discretion, may elect for the Distribution Date to be the next Business Day following such first calendar day of a month.

“Distribution Effective Time” shall mean 12:01 a.m., Eastern time, on the Distribution Date.

“Employee Matters Agreement” shall mean the Employee Matters Agreement to be entered into by and between the Company and SpinCo or members of their respective Groups in connection with the Separation, the Distribution and the other transactions contemplated by this Agreement, substantially in the form attached as Exhibit A, as it may be amended from time to time in accordance with Section 10.15.

“Escalation Notice” shall have the meaning set forth in Section 7.2(a).

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

11

“Existing Company Bridge Loan Facility” shall mean the bridge loan facility pursuant to that certain Non-Investment Grade Leveraged Bridge Loan Agreement, dated as of June 26, 2025 (as amended, restated, supplemented or otherwise modified or replaced from time to time), by and among, inter alia, certain members of the Company Group, certain members of the SpinCo Group, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent.

“Existing Company Financing Arrangements” shall mean the Existing Company Bridge Loan Facility[, the Existing Company Revolving Credit Facility and the Existing Company Receivables Facility].2

“Existing Company Receivables Facility” shall mean the accounts receivable financing facility pursuant to that certain Fourth Amended and Restated Receivables Purchase Agreement, dated as of August 30, 2022 (as amended, restated, supplemented or otherwise modified from time to time), by and among, inter alia, Warner Bros. Discovery Receivables Funding, LLC, Turner Broadcasting System, Inc., PNC Bank, National Association, as administrative agent, and PNC Capital Markets LLC, as structuring agent.

“Existing Company Revolving Credit Facility” shall mean the revolving credit facility pursuant to that certain Credit Agreement, dated as of October 4, 2024 (as amended, restated, supplemented or otherwise modified from time to time), by and among, inter alia, certain members of the Company Group, certain members of the SpinCo Group, the lenders party thereto, and Bank of America, N.A., as administrative agent, swing line lender and L/C issuer.

“Existing SpinCo Debt Securities” shall mean the securities listed on Schedule 1.16 hereto.

“First Post-Distribution Report” shall have the meaning set forth in Section 10.9.

“Force Majeure” shall mean, with respect to a Party, an event beyond the reasonable control of such Party (or any Person acting on its behalf), which event (a) does not arise or result from the fault or negligence of such Party (or any Person acting on its behalf) and (b) by its nature would not reasonably have been foreseen by such Party (or such Person) or, if it would reasonably have been foreseen, was beyond the control of such Party, and may include acts of God, acts of civil or military authority, embargoes, pandemics, epidemics, wars, riots, protests or civil unrest, insurrections, fires, explosions, earthquakes, floods, government shutdowns, travel restrictions, unusually severe weather conditions, labor problems or the response of any Governmental Authority to any of the foregoing, or, in the case of computer systems, any significant and prolonged failure in electrical or air conditioning equipment. Notwithstanding the foregoing, the receipt by a Party of an unsolicited takeover offer or other acquisition proposal, even if unforeseen or unavoidable, and such Party’s response thereto shall not be deemed an event of Force Majeure.

[2]	Note to Draft: Subject to tax structure, including debt assumption by the Company.

12

“Form 10” shall mean the registration statement on Form 10 (which includes the Information Statement) filed by SpinCo with the SEC to effect the registration of SpinCo Shares pursuant to the Exchange Act in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution.

“Governmental Authority” shall mean any nation or government, any territory, state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal, arbitration panel or other instrumentality, whether federal, state, provincial, local, domestic, foreign, supranational or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, government and any executive official thereof, including Nasdaq and any similar self-regulatory body under applicable securities Laws.

“Group” shall mean either the Company Group or the SpinCo Group, as the context requires.

“Indemnifying Party” shall have the meaning set forth in Section 4.4(a).

“Indemnitee” shall have the meaning set forth in Section 4.4(a).

“Indemnity Payment” shall have the meaning set forth in Section 4.4(a).

“Information” shall mean all information and data, in written, oral, electronic or other forms, stored in any medium, including all information or data included in studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other Software, marketing plans, customer names and records, vendor names and records, customer and vendor lists, customer and vendor data or correspondence, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data, files, papers, tapes, keys, correspondence, plans, invoices, forms, product data and literature, promotional and advertising materials, technical data, operating manuals, instructional documents, quality records and regulatory and compliance records; provided, that the term “Information” refers to the tangible form of such Information and not to any Intellectual Property rights embodied therein.

“Information Statement” shall mean the information statement of SpinCo, included as an exhibit to the Form 10, to be sent or otherwise made available to the Record Holders in connection with the Distribution, as such information statement may be amended or supplemented from time to time prior to the Distribution.

“Information Technology” means Software, computer systems (including computers, screens, servers, middleware, workstations, routers, hubs, switches, networks, data communications lines and hardware), network and telecommunications systems hardware and other information technology equipment, and all associated documentation; provided, that the term “Information Technology” refers to the tangible form of such Information Technology and not to any Intellectual Property rights embodied therein.

13

“Insurance Policies” shall mean insurance policies and insurance contracts of any kind, including primary, excess and umbrella policies, commercial general liability policies, directors’ and officers’ liability policies, fiduciary liability policies, automobile policies, aircraft policies, property and casualty policies, workers’ compensation policies, employer’s liability policies, employment practices liability policies, cyber liability policies, crime policies, in each case together with the rights, benefits and privileges thereunder.

“Insurance Proceeds” shall mean those monies:

(a) received by an insured from an insurance carrier; or

(b) paid by an insurance carrier on behalf of the insured;

in any such case net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments) and net of any costs or expenses incurred in the collection thereof; provided, however, that with respect to a captive insurance arrangement, Insurance Proceeds shall consist only of amounts received by the captive insurer as claim reimbursement under any reinsurance arrangement.

“Intellectual Property” means, collectively, all U.S. and foreign intellectual property rights, whether registered or unregistered, and whether statutory, common law or otherwise, including all such rights in (a) patents and patent applications, including divisions, continuations, continuations-in-part, extensions, reissues, reexaminations, and any other governmental grant for the protection of inventions or industrial designs (“Patents”); (b) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, designs, symbols, trade dress, trade names, Internet domain names, social media handles, and other indicia of source or origin, including all applications and registrations for the foregoing and any renewals thereof, and all goodwill associated therewith and symbolized thereby (“Trademarks”); (c) published and unpublished works of authorship in any media (including Software, source code, object code, information, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, including all renewals, extensions, restorations and reversions thereof, and including all derivative, compilation and ancillary rights of every kind, whether now known or hereafter recognized, related to copyrights (“Copyrights”); (d) trade secrets and all other confidential and proprietary information, including, rights in know-how, processes, schematics, business methods, formulae, technical data, specifications, operating and maintenance manuals, drawings, prototypes, models, designs, customer lists and supplier lists; and (e) moral rights, rights of publicity and rights of privacy; including in each case of clauses (a) through (e) the right to sue and recover damages and obtain other relief for past, present, and future infringement, misappropriation, dilution or other violation thereof (as applicable).

“Intellectual Property Matters Agreement” shall mean the Intellectual Property Matters Agreement to be entered into by and between the Company and SpinCo or members of their respective Groups in connection with the Separation, the Distribution and the other transactions contemplated by this Agreement, substantially in the form attached as Exhibit B, as it may be amended from time to time in accordance with Section 10.15.

14

“Intended U.S. Tax Treatment” shall have the meaning set forth in the Tax Matters Agreement.

“Internal Restructuring” shall have the meaning set forth in the Recitals.

“Law” shall mean any national, supranational, international, federal, state, territorial, provincial, local or similar law (including common law), statute, code, order, ordinance, rule, regulation, treaty (including any income tax treaty), license, permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.

“Leases” shall mean the leasing or subleasing agreements for Real Property to be entered into by and between the Company and SpinCo or members of their respective Groups in connection with the Separation, the Distribution or the other transactions contemplated by this Agreement.

“Liabilities” shall mean all debts, guarantees, assurances, commitments, liabilities, responsibilities, Losses, remediation, deficiencies, damages, fines, penalties, settlements, sanctions, costs, expenses, interest and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, claim (including any Third-Party Claim), demand, Action or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking, and any fines, damages or equitable relief that is imposed, whether imposed or sought to be imposed by a Governmental Authority, another third Person, or a Party, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, or otherwise, in each case including all costs and expenses relating thereto.

“Linked” shall have the meaning set forth in Section 2.9(a).

“Losses” shall mean actual losses (including any diminution in value), costs, damages, penalties and expenses (including reasonable out-of-pocket legal and accounting fees and expenses and costs of investigation, litigation and enforcement of claims under Article IV), whether or not involving a Third-Party Claim.

“Merger” shall have the meaning set forth in the Recitals.

“Merger Agreement” shall have the meaning set forth in the Recitals.

“Merger Sub” shall have the meaning set forth in the Recitals.

“Nasdaq” shall mean the Nasdaq Stock Market LLC.

15

“Net Debt” shall mean (a) the sum of (i) the amount of indebtedness of the SpinCo Group for borrowed money (including all principal, accrued interest related thereto and any breakage costs or premiums, consent fees, make-whole payments or similar amounts payable upon repayment of such obligations), including all amounts outstanding under the SpinCo Financing Arrangements, (ii) the amount of indebtedness of the SpinCo Group evidenced by notes, bonds, debentures, mortgages, letters of credit or similar instruments, but excluding letters of credit to the extent not drawn upon, (iii) the amount of any obligations of the SpinCo Group as lessee under any lease that has been recorded as a capital lease in the Company’s most recent financial reporting prior to the Distribution Date or which is required to be capitalized in accordance with United States generally accepted accounting principles, in effect from time to time, applied in a manner consistent with the methodologies, practices and principles that were applied in preparing the Company’s most recent financial reporting prior to the Distribution Date and (iv) with respect to the items referred to in clauses (i) and (iii) of any other Person, the amount of such indebtedness the payment of which SpinCo is responsible or liable for, directly or indirectly, as obligor, guarantor, surety or otherwise (provided, that “Net Debt” shall not include any such liabilities or obligations solely among SpinCo and another member of the SpinCo Group and provided, further, that “Net Debt” shall exclude the Existing Company Financing Arrangements and any other indebtedness to the extent such indebtedness will be (and is, immediately after the Distribution Effective Time) assumed in full by or otherwise incurred by the Company Group in connection with the Distribution), minus (b) the Cash and Cash Equivalents included in the SpinCo Assets, in each case, as determined as of the Distribution Effective Time.

“New Company Financing Arrangements” shall have the meaning set forth in Section 2.13(a).

“New SpinCo Debt Securities” shall mean debt securities issued by SpinCo (or a wholly owned Subsidiary thereof) in an amount not to exceed $[8.8] billion.

“New SpinCo Financing Arrangements” shall have the meaning set forth in Section 2.14(a).

“New SpinCo Receivables Facility” means an accounts receivable financing facility pursuant to an agreement (or amendments to existing agreements) entered into prior to or effective as of the Distribution Effective Time by and among, inter alia, certain members of the SpinCo Group and the agents and purchasers named therein, on such terms and conditions as agreed to by such members of the SpinCo Group and the other parties to such agreement and approved by the Company.

“New SpinCo Revolving Credit Facility” shall mean a revolving credit facility pursuant to a credit agreement entered into prior to or effective as of the Distribution Effective Time by and among, inter alia, certain members of the SpinCo Group and the lenders named therein, on such terms and conditions as agreed to by such members of the SpinCo Group and the other parties to the credit agreement and approved by the Company.

“Non-Assumable Third-Party Claim” shall have the meaning set forth in Section 4.5(b).

16

“Notice of Disagreement” shall have the meaning set forth in Section 2.16(b).

“NYSE” shall mean the New York Stock Exchange.

“Overlapping Fiscal Year” shall have the meaning set forth in Section 6.1(b).

“Parties” shall mean the Company and SpinCo.

“Patents” shall have the meaning set forth in the definition of Intellectual Property.

“Permits” shall mean permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Authority.

“Person” shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Pre-Distribution Effective Time Claims-Based Insurance Claim” shall mean any claim reported to the applicable insurer(s) on or prior to the Distribution Effective Time in respect of a Pre-Distribution Effective Time Event that results in a deductible or retention under a “claims made”-based Company Policy in effect on or prior to the Distribution Date or any extended reporting period thereof.

“Pre-Distribution Effective Time Event” shall have the meaning set forth in Section 5.1(a).

“Pre-Distribution Effective Time Occurrence-Based Insurance Claim” shall mean any claim (whether made prior to, on or following the Distribution Effective Time and whether known prior to, on or following the Distribution Effective Time) in respect of a Pre-Distribution Effective Time Event under an “occurrence-based” Company Policy in effect on or prior to the Distribution Date.

“Privileged Information” shall mean any information, in written, oral, electronic or other tangible or intangible forms, including any communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), as to which a Party or any member of its Group would be entitled to assert or have asserted a privilege, including the attorney-client and attorney work product privileges.

“Production Incentives” shall have the meaning set forth in the Tax Matters Agreement.

“Real Property” shall mean land together with all easements, rights and interests arising out of the ownership thereof or appurtenant thereto and all buildings, structures, improvements and fixtures located thereon.

17

“Real Property Leases” shall mean all leases and subleases to Real Property and, to the extent covered by such leases, any and all buildings, structures, improvements and fixtures located thereon.

“Record Date” shall mean the close of business on the date to be determined by the Company Board as the record date for determining holders of the Company Shares entitled to receive SpinCo Shares in the Distribution.

“Record Holders” shall mean the holders of record of the Company Shares as of the Record Date.

“Representatives” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys, financing sources or other representatives.

“Restructuring Plan” shall have the meaning set forth in the Recitals.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer or other encumbrance of any nature whatsoever.

“Segregated Account” shall have the meaning set forth in Section 4.6(f).

“Separation” shall have the meaning set forth in the Recitals.

“Shared Contract” shall have the meaning set forth in Section 2.8(a).

“Software” shall mean all computer software, programs and applications, including software implementations of algorithms, models and methodologies, application software, application programming interfaces, system software and firmware, including all source code and object code versions thereof.

“Software IP” shall mean Copyrights and other Intellectual Property rights (excluding Patents and Trademarks) in Software.

“Specified Amount” shall mean the amount set forth in Schedule 1.18 corresponding to the date on such schedule on which the Distribution Date occurs or such other amount as specified by the Company in accordance with Section 2.15(a).

“Specified Amount Reduction” shall have the meaning set forth in Section 2.15(a).

“Specified Ancillary Agreements” shall have the meaning set forth in Section 10.16(b).

18

“SpinCo” shall have the meaning set forth in the Preamble.

“SpinCo Accounts” shall have the meaning set forth in Section 2.9(a).

“SpinCo Assets” shall have the meaning set forth in Section 2.2(a).

“SpinCo Business” shall mean the businesses, operations and activities (whether or not such businesses, operations or activities have been terminated, divested or discontinued) that constitute the Global Linear Networks (formerly Networks) segment of the Company as narratively described in the Annual Report on Form 10-K of the Company for the fiscal year ending December 31, 2024 and as updated in the Quarterly Report on Form 10-Q of the Company for the period ending September 30, 2025, as constituted as of the date of this Agreement, as such businesses, operations and activities have been conducted at any time prior to the Distribution Effective Time by either Party or any current or former member of its Group (or any of their respective predecessors), including such businesses, operations and activities at times when those of such segment as of the date of this Agreement were part of different segments; provided that, notwithstanding its inclusion or exclusion, as applicable, in the Global Linear Networks segment, the SpinCo Business shall not include the business, operation and activities set forth on Schedule 1.7(a) and shall include the business, operations and activities set forth on Schedule 1.7(b).

“SpinCo Bylaws” shall mean the Amended and Restated Bylaws of SpinCo, substantially in the form set forth on Exhibit C.

“SpinCo Certificate of Incorporation” shall mean the Amended and Restated Certificate of Incorporation of SpinCo, substantially in the form set forth on Exhibit D3.

“SpinCo Contracts” shall mean the following contracts and agreements to which either Party or any member of its Group is a party or by which it or any member of its Group or any of their respective Assets is bound, whether or not in writing (provided that SpinCo Contracts shall not include any contract or agreement that is listed on Schedule 1.3):

(a) (i) any contract or agreement with a Third Party entered into prior to the Distribution Effective Time primarily related to the SpinCo Business, including those listed on Schedule 1.8(a), (subject to clause (a)(ii) of the definition of “Company Contracts”) and (ii) with respect to any contract or agreement entered into with a Third Party prior to the Distribution Effective Time that relates to the SpinCo Business (other than in a de minimis respect) but is not primarily related to the SpinCo Business, that portion of any such contract or agreement that relates to the SpinCo Business;

(b) any contract or agreement that is otherwise expressly contemplated pursuant to this Agreement or any of the Ancillary Agreements to be assigned to SpinCo or any member of the SpinCo Group;

[3]

Form of A&R Bylaws and Form of A&R Certificate of Incorporation of SpinCo to be determined by the Company in its sole discretion between the signing of the Merger Agreement and the signing of this Agreement.

19

(c) any credit agreement, indenture, note or other financing agreement or instrument entered into by SpinCo or any member of the SpinCo Group in connection with the Separation, including any SpinCo Financing Arrangements, provided that such agreements and instruments shall not include any agreements or instruments pursuant to the terms of which SpinCo, and any such member of the SpinCo Group, will be released from its obligations thereunder in connection with the completion of the Separation (in which case such agreements and instruments shall be “Company Assets”);

(d) SpinCo Leases;

(e) any guarantee, indemnity, representation, covenant, warranty or other Liability of either Party or any member of its Group in respect of any other SpinCo Contract, any SpinCo Liability or the SpinCo Business;

(f) any interest rate, currency, commodity or other swap, collar, cap or other hedging or similar agreements or arrangements related primarily to the SpinCo Business; and

(g) any contracts or agreements listed on Schedule 1.8(g), including the right to recover any amounts under such contracts, agreements or settlements.

“SpinCo Designees” shall mean all entities (including corporations, general or limited partnerships, trusts, joint ventures, unincorporated organizations, limited liability entities or other entities) designated by SpinCo that will be members of the SpinCo Group as of the Distribution Effective Time, including the Transferred Entities.

“SpinCo Financing Arrangements” shall have the meaning set forth in Section 2.14(a).

“SpinCo Group” shall mean (a) prior to the Distribution Effective Time, SpinCo and each Person that will be a Subsidiary of SpinCo as of immediately after the Distribution Effective Time, including the Transferred Entities, even if, prior to the Distribution Effective Time, such Person is not a Subsidiary of SpinCo; and (b) on and after the Distribution Effective Time, SpinCo and each Person that is a Subsidiary of SpinCo.

“SpinCo Group Employees” shall have the meaning set forth in the Employee Matters Agreement.

“SpinCo Guarantees” shall mean guarantees, letters of credit, surety bonds and similar credit support obligations of any member of the Company Group for the benefit of any member of the SpinCo Group or the SpinCo Business, including those obligations set forth on Schedule 1.11.

“SpinCo Indemnitees” shall have the meaning set forth in Section 4.3.

20

“SpinCo Intellectual Property” shall mean (a) the Patents set forth on Schedule 1.12(a), (b) the Trademarks set forth on Schedule 1.12(b), (c) the Software IP for Software set forth on Schedule 1.12(c), (d) the Content IP for Content in the categories set forth on Schedule 1.12(d), and (e) other than the Intellectual Property set forth on Schedules 1.4(a), 1.4(b), 1.4(c) and 1.4(d), with respect to all other Intellectual Property owned by either Party or any member of its Group as of the Distribution Effective Time, all such Intellectual Property that is primarily used or primarily held for use in the SpinCo Business.

“SpinCo IT Assets” shall mean any and all Information Technology owned or leased by or licensed to either Party or any member of its Group as of the Distribution Effective Time that is primarily used or held for use in the SpinCo Business.

“SpinCo Leases” shall have the meaning set forth in the definition of SpinCo Real Property.

“SpinCo Liabilities” shall have the meaning set forth in Section 2.3(a).

“SpinCo Permits” shall mean all Permits owned or licensed by either Party or any member of its Group (x) listed or described on Schedule 1.19 or (y) other than the Permits set forth on Schedule 1.17, primarily used or primarily held for use in the SpinCo Business as of the Distribution Effective Time.

“SpinCo Policies” shall mean those Insurance Policies in effect at the Distribution Effective Time (a) where the first or primary named insured is a member of the SpinCo Group, (b) that do not provide coverage for any member of the Company Group and (c) that are not the Company Policies. A partial listing of such Insurance Policies, not intended to be comprehensive and for illustration only, is set forth on Schedule 1.13.

“SpinCo Portion” shall have the meaning set forth in Section 2.14(a).

“SpinCo Real Property” shall mean (a) all of the Real Property owned by either Party or member of its Group as of immediately prior to the Distribution Effective Time (x) listed or described on Schedule 1.14(a) or (y) other than the Real Property set forth on Schedule 1.6(a), primarily used or primarily held for use in the SpinCo Business as of the Distribution Effective Time, (b) the Real Property Leases to which either Party or member of its Group is party as of immediately prior to the Distribution Effective Time (x) set forth on Schedule 1.14(b) or (y) other than the Real Property Leases set forth on Schedule 1.6(b), primarily used or primarily held for use in the SpinCo Business as of the Distribution Effective Time (“SpinCo Leases”) and (c) all recorded Real Property notices, easements and obligations with respect to the Real Property and/or Real Property Leases described in clauses (a) and (b) of this paragraph.

“SpinCo Shares” shall mean the shares of common stock, par value $0.01 per share, of SpinCo.

“Statement” shall have the meaning set forth in Section 2.16(a).

“Straddle Period” shall have the meaning set forth in Section 2.12.

21

“Subsidiary” shall mean, with respect to any Person, any corporation, limited liability company, joint venture, partnership or other entity of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities, (ii) the total combined equity interests or (iii) the capital or profit interests, in the case of a partnership, or (b) otherwise has voting power, either directly or indirectly, to elect a majority of the board of directors or similar governing body.

“Tangible Information” shall mean Information that is contained in written, electronic or other tangible forms.

“Tax” or “Taxes” shall have the meaning set forth in the Tax Matters Agreement.

“Tax Law” shall mean any Law with respect to Taxes.

“Tax Matters Agreement” shall mean the Tax Matters Agreement to be entered into by and between the Company and SpinCo or members of their respective Groups in connection with the Separation, the Distribution and the other transactions contemplated by this Agreement, substantially in the form set forth on Exhibit E, as it may be amended from time to time in accordance with Section 10.15.

“Third Party” shall mean any Person other than the Parties and any members of their respective Groups.

“Third-Party Claim” shall have the meaning set forth in Section 4.5(a).

“Trademarks” shall have the meaning set forth in the definition of Intellectual Property.

“Transaction Documents” shall have the meaning set forth in the Merger Agreement.

“Transfer Documents” shall have the meaning set forth in Section 2.1(c).

“Transferred Entities” shall mean the entities set forth on Schedule 1.15.

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into by and between the Company and SpinCo or members of their respective Groups in connection with the Separation, the Distribution and the other transactions contemplated by this Agreement, substantially in the form set forth on Exhibit F, as it may be amended from time to time in accordance with Section 10.15.

“Unreleased Company Liability” shall have the meaning set forth in Section 2.5(b)(ii).

“Unreleased SpinCo Liability” shall have the meaning set forth in Section 2.5(a)(ii).

22

ARTICLE II

THE SEPARATION

2.1 Transfer of Assets and Assumption of Liabilities.

(a) At or prior to the Distribution Effective Time, in accordance with the Restructuring Plan, but subject to Section 2.4:

(i) Transfer and Assignment of SpinCo Assets. The Company shall, and shall cause the applicable members of its Group to, contribute, assign, transfer, convey or deliver to SpinCo, or the applicable SpinCo Designees, or take such steps as may be necessary for SpinCo or such SpinCo Designees to succeed to, and SpinCo or such SpinCo Designees shall accept from the Company and the applicable members of the Company Group, all of the Company’s and such Company Group members’ respective direct or indirect right, title and interest in and to all of the SpinCo Assets (it being understood that if any SpinCo Asset shall be held by a Transferred Entity, such SpinCo Asset shall have been assigned, transferred, conveyed and delivered to SpinCo as a result of the transfer of all of the equity interests in such Transferred Entity from the Company or the applicable members of the Company Group to SpinCo or the applicable SpinCo Designee);

(ii) Acceptance and Assumption of SpinCo Liabilities. SpinCo or the applicable SpinCo Designees shall accept, assume, agree faithfully to perform, discharge and fulfill, or succeed to, all the SpinCo Liabilities in accordance with their respective terms. SpinCo or such SpinCo Designees shall be responsible for all SpinCo Liabilities, regardless of when or where such SpinCo Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Distribution Effective Time, regardless of where or against whom such SpinCo Liabilities are asserted or determined (including any SpinCo Liabilities arising out of claims made by the Company’s or SpinCo’s respective Representatives, Subsidiaries or Affiliates, or by the respective Representatives of their Subsidiaries or Affiliates, against any member of the Company Group or the SpinCo Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Company Group or the SpinCo Group, or any of their respective Representatives, Subsidiaries or Affiliates, or by the respective Representatives of their Subsidiaries or Affiliates;

(iii) Transfer and Assignment of Company Assets. SpinCo shall, and the Company and SpinCo shall cause the applicable members of the SpinCo Group to, contribute, assign, transfer, convey or deliver to the Company, or certain members of the Company Group designated by the Company, or take such steps as may be necessary for the Company or such members of the Company Group to succeed to, and the Company or such other members of the Company Group shall accept from SpinCo and the applicable members of the SpinCo Group, all of SpinCo’s and such SpinCo Group members’ respective direct or indirect right, title and interest in and to all the Company Assets; and

(iv) Acceptance and Assumption of Company Liabilities. The Company or certain members of the Company Group designated by the Company shall accept, assume, agree faithfully to perform, discharge and fulfill, or succeed to, all the Company Liabilities held by SpinCo or any SpinCo Designee. The Company and the applicable

23

members of the Company Group shall be responsible for all Company Liabilities in accordance with their respective terms, regardless of when or where such Company Liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the Distribution Effective Time, regardless of where or against whom such Company Liabilities are asserted or determined (including any such Company Liabilities arising out of claims made by the Company’s or SpinCo’s respective Representatives, Subsidiaries or Affiliates, or by the respective Representatives of their Subsidiaries or Affiliates, against any member of the Company Group or the SpinCo Group) or whether asserted or determined prior to the date hereof, and regardless of whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Company Group or the SpinCo Group, or any of their respective Representatives, Subsidiaries or Affiliates, or by the respective Representatives of their Subsidiaries or Affiliates.

(b) Internal Restructuring. Without limiting any other provision hereof, at or prior to the Distribution Effective Time (subject to Section 2.4), each of the Company and SpinCo has taken or will take, and has caused or will cause each member of its Group to take, such actions as are reasonably necessary to consummate or evidence the Internal Restructuring.

(c) Transfer Documents. In furtherance of the contribution, assignment, transfer, conveyance and delivery of and succession to the Assets, the acceptance and assumption of, performance, discharge and fulfillment of and succession to the Liabilities in accordance with Section 2.1(a), and the other components of the Internal Restructuring, each Party shall execute and deliver, and shall cause the applicable members of its Group to execute and deliver, to the other Party, (i) such bills of sale, quitclaim deeds, stock powers, certificates of title, assignments of contracts and other instruments of contribution, transfer, conveyance, assignment, delivery and succession as and to the extent necessary to evidence the contribution, transfer, conveyance, assignment, delivery and succession of all of such Party’s and the applicable members of its Group’s right, title and interest in and to such Assets to the other Party and the applicable members of its Group in accordance with Section 2.1(a), (ii) such assumptions of contracts and other instruments of acceptance and assumption, performance, discharge and fulfillment and succession as and to the extent necessary to evidence the valid and effective assumption of the Liabilities by such Party and the applicable members of its Group in accordance with Section 2.1(a) and (iii) any other documents, instruments or contracts that are necessary to effect any other components of the Internal Restructuring. All of the foregoing documents contemplated by this Section 2.1(c) shall be referred to collectively herein as the “Transfer Documents.”

(d) Misallocations. In the event that at any time or from time to time (whether prior to, at or after the Distribution Effective Time), one Party (or any member of such Party’s Group) shall receive or otherwise possess any Asset (including any payments, accounts receivable or other earnings or proceeds received with respect to such Asset) that is allocated to the other Party (or any member of such other Party’s Group) pursuant to this Agreement or any Ancillary Agreement, such Party shall promptly transfer, or cause to be transferred, such Asset (including any payments, accounts

24

receivable or other earnings or proceeds received with respect to such Asset) to the Party (or to any member of such Party’s Group) so entitled thereto, and such Party (or member of such Party’s Group) shall accept such Asset. Prior to any such transfer, the Person receiving or possessing such Asset shall hold such Asset in trust for such other Person. In the event that at any time or from time to time (whether prior to, at or after the Distribution Effective Time), either Party (or any member of such Party’s Group) shall receive or otherwise assume any Liability that is allocated to the other Party (or any member of such Party’s Group) pursuant to this Agreement or any Ancillary Agreement, such Party shall promptly transfer, or cause to be transferred, such Liability to the Party responsible therefor (or to any member of such Party’s Group), and such Party (or member of such Party’s Group) shall accept, assume and agree to faithfully perform such Liability. Any Asset or Liability that is transferred under this Section 2.1(d) shall be treated as having been transferred or assumed at the time in which it was intended to have been so transferred or assumed as provided in this Agreement (including the Restructuring Plan) and/or the applicable Transfer Documents and owned or assumed by the Party (or member of its Group) to whom the Asset or Liability is transferred for U.S. federal and applicable state or local income tax purposes from and after such time, to the extent permitted by applicable Law.

(e) Waiver of Bulk Sale and Bulk Transfer Laws. SpinCo hereby waives compliance by each member of the Company Group with the requirements and provisions of any “bulk sale” or “bulk transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the SpinCo Assets to any member of the SpinCo Group. The Company hereby waives compliance by each member of the SpinCo Group with the requirements and provisions of any “bulk sale” or “bulk transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Company Assets to any member of the Company Group.

2.2 SpinCo Assets; Company Assets.

(a) SpinCo Assets. For purposes of this Agreement, “SpinCo Assets” shall mean:

(i) all issued and outstanding capital stock or other equity interests of the Transferred Entities that are owned by either Party or any members of its Group as of the Distribution Effective Time;

(ii) all Assets of either Party or any of the members of its Group as of the Distribution Effective Time that are expressly provided by this Agreement or any Ancillary Agreement as Assets to be transferred to SpinCo or any other member of the SpinCo Group;

(iii) all SpinCo Contracts as of the Distribution Effective Time and all rights, interests or claims of either Party or any of the members of its Group thereunder as of the Distribution Effective Time;

25

(iv) all SpinCo Intellectual Property as of the Distribution Effective Time and all rights, interests or claims of either Party or any of the members of its Group thereunder as of the Distribution Effective Time;

(v) the SpinCo IT Assets as of the Distribution Effective Time and all rights, interests or claims of either Party or any of the members of its Group thereunder as of the Distribution Effective Time;

(vi) all SpinCo Permits as of the Distribution Effective Time and all rights, interests or claims of either Party or any of the members of its Group thereunder as of the Distribution Effective Time;

(vii) all rights and interests in and to bank accounts used or held for use primarily in the SpinCo Business, including any cash and cash equivalents held therein as of the Distribution Effective Time;

(viii) all SpinCo Real Property as of the Distribution Effective Time;

(ix) all rights, interests and claims of either Party or any of the members of its Group as of the Distribution Effective Time with respect to Information that is primarily related to the SpinCo Assets, the SpinCo Liabilities, the SpinCo Business or the Transferred Entities and, subject to the provisions of the applicable Ancillary Agreements, a non-exclusive right to all Information that is related to, but not primarily related to, the SpinCo Assets, the SpinCo Liabilities, the SpinCo Business or the Transferred Entities;

(x) all fixtures, machinery, equipment and furniture of either Party or any of the members of its Group located on SpinCo Real Property;

(xi) all rights and interests in and to the SpinCo Policies;

(xii) all Assets set forth on Schedule 2.2(a)(xii); and

(xiii) to the extent not already identified in clauses (i) through (xii) of this Section 2.2(a) or clauses (i) through (xii) of Section 2.2(b), all Assets of either Party or any of the members of its Group as of the Distribution Effective Time that are primarily used or primarily held for use in the SpinCo Business.

(b) Company Assets. For the purposes of this Agreement, “Company Assets” shall mean all Assets of either Party or the members of its Group as of the Distribution Effective Time, other than the SpinCo Assets, it being understood that the Company Assets shall include:

(i) all issued and outstanding capital stock or other equity interests of each member of the Company Group that are owned by either Party or any members of its Group as of the Distribution Effective Time;

26

(ii) all Assets of either Party or any of the members of its Group as of the Distribution Effective Time that are expressly provided by this Agreement or any Ancillary Agreement as Assets to be transferred to the Company or any other member of the Company Group;

(iii) all Company Contracts as of the Distribution Effective Time and all rights, interests or claims of either Party or any of the members of its Group thereunder as of the Distribution Effective Time;

(iv) all Company Intellectual Property as of the Distribution Effective Time and all rights, interests or claims of either Party or any of the members of its Group thereunder as of the Distribution Effective Time;

(v) the Company IT Assets as of the Distribution Effective Time and all rights, interests or claims of either Party or any of the members of its Group thereunder as of the Distribution Effective Time;

(vi) all Company Permits as of the Distribution Effective Time and all rights, interests or claims of either Party or any of the members of its Group thereunder as of the Distribution Effective Time;

(vii) all rights and interests in and to bank accounts used or held for use primarily in the Company Business, including any cash and cash equivalents held therein as of the Distribution Effective Time;

(viii) all Company Real Property as of the Distribution Effective Time;

(ix) all rights, interests and claims of either Party or any of the members of its Group as of the Distribution Effective Time with respect to Information that is primarily related to the Company Assets, the Company Liabilities, the Company Business or the entities that are members of the Company Group and, subject to the provisions of the applicable Ancillary Agreements, a non-exclusive right to all Information that is related to, but not primarily related to, the Company Assets, the Company Liabilities, the Company Business or the entities that are members of the Company Group;

(x) all fixtures, machinery, equipment and furniture of either Party or any of the members of its Group located on the Company Real Property;

(xi) all rights and interests in and to the Company Policies;

(xii) all Assets set forth on Schedule 2.2(b)(xii); and

(xiii) to the extent not already identified in clauses (i) through (xii) of this Section 2.2(b) or clauses (i) through (xii) of Section 2.2(a), all Assets of either Party or any of the members of its Group as of the Distribution Effective Time that are primarily used or primarily held for use in the Company Business.

27

2.3 SpinCo Liabilities; Company Liabilities.

(a) SpinCo Liabilities. For the purposes of this Agreement, “SpinCo Liabilities” shall mean the following Liabilities of either Party or any of the members of its Group:

(i) all Liabilities relating to, arising out of or resulting from the inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Effective Time), in each case to the extent that such Liabilities relate to, arise out of or result from the SpinCo Business or a SpinCo Asset;

(ii) the applicable portion of all Liabilities set forth on Schedule 2.3(a)(ii);

(iii) all Liabilities that are expressly provided by this Agreement or any Ancillary Agreement as Liabilities to be assumed by SpinCo or any other member of the SpinCo Group, including all Liabilities under the SpinCo Financing Arrangements (other than any such fees, costs and expenses that are specifically attributable to preparing for or consummating the Debt-for-Debt Exchange), and all agreements, obligations and Liabilities of any member of the SpinCo Group under this Agreement or any of the Ancillary Agreements;

(iv) all Liabilities related to any terminated, divested or discontinued businesses to the extent such businesses were, at the time of sale, transfer, conveyance, or other disposition or abandonment, closure, discontinuation or other cessation thereof, managed by or associated with the SpinCo Business or any portion thereof as then conducted; and

(v) (A) all Liabilities arising out of litigation or other claims made by any Third Party (including the Company’s or SpinCo’s respective directors, officers, stockholders, employees or agents) against, or any investigations, sanctions or orders of any Governmental Authority in respect of or binding upon, any member of the Company Group or the SpinCo Group to the extent (1) the facts underlying such litigation, claim, investigation, sanction or order relate to, arise out of or result from the conduct of the SpinCo Business, the SpinCo Assets or the other business, operations, activities or Liabilities referred to in clauses (i) through (iii) of this Section 2.3(a), or (2) such litigation, claim, investigation, sanction or order includes or is based on allegations relating to, arising out of or resulting from any member of the Company Group’s or of the SpinCo Group’s direct or indirect beneficial ownership of the equity interests of any member of the SpinCo Group prior to the Distribution Effective Time or any member of the Company Group’s or of the SpinCo Group’s management, oversight, supervision or operation of the SpinCo Business, the SpinCo Assets, the SpinCo Group Employees or the SpinCo Liabilities prior to the Distribution Effective Time, and (B) all Liabilities to the extent relating to, arising out of or resulting from any matter set forth on Schedule 2.3(a)(v); it being understood that to the extent any such litigation, claim, investigation, sanction or order includes or is based on allegations relating to, arising out of or resulting from any member of the SpinCo Group’s direct or indirect beneficial ownership of the capital stock of any member of the Company Group prior to the Distribution Effective Time, any such Liabilities shall be Company Liabilities, and not SpinCo Liabilities.

28

(b) Company Liabilities. For the purposes of this Agreement, “Company Liabilities” shall mean all Liabilities relating to, arising out of or resulting from the actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Effective Time) of any member of the Company Group and, prior to the Distribution Effective Time, any member of the SpinCo Group, in each case that are not SpinCo Liabilities, including:

(i) all Liabilities relating to, arising out of or resulting from the inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Effective Time), in each case to the extent that such Liabilities relate to, arise out of or result from the Company Business or a Company Asset;

(ii) the applicable portion of all Liabilities set forth on Schedule 2.3(b)(ii);

(iii) all Liabilities that are expressly provided by this Agreement or any Ancillary Agreement as Liabilities to be assumed by the Company or any other member of the Company Group, including all Liabilities under the Company Financing Arrangements and all fees, costs and expenses that are specifically attributable to preparing for or consummating the Debt-for-Debt Exchange, and all agreements, obligations and Liabilities of any member of the Company Group under this Agreement or any of the Ancillary Agreements; and

(iv) (A) all Liabilities arising out of litigation or other claims made by any Third Party (including the Company’s or SpinCo’s respective directors, officers, stockholders, employees or agents) against, or any investigations, sanctions or orders of any Governmental Authority in respect of or binding upon, any member of the Company Group or the SpinCo Group to the extent (1) the facts underlying such litigation, claim, investigation, sanction or order relate to, arise out of or result from the conduct of the Company Business, the Company Assets or the other business, operations, activities or Liabilities referred to in clauses (i) through (iii) of this Section 2.3(b), or (2) such litigation, claim, investigation, sanction or order includes or is based on allegations relating to, arising out of or resulting from any member of the Company Group’s or of the SpinCo Group’s direct or indirect beneficial ownership of the equity interests of any member of the Company Group prior to the Distribution Effective Time or any member of the Company Group’s or of the SpinCo Group’s management, oversight, supervision or operation of the Company Business, the Company Assets, the Company Group Employees or the Company Liabilities prior to the Distribution Effective Time, and (B) all Liabilities to the extent relating to, arising out of or resulting from any matter set forth on Schedule 2.3(b)(iv); it being understood that to the extent any such litigation, claim, investigation, sanction or order includes or is based on allegations relating to, arising out of or resulting from any member of the Company Group’s direct or indirect beneficial ownership of the capital stock of any member of the SpinCo Group prior to the Distribution Effective Time, any such Liabilities shall be SpinCo Liabilities, and not Company Liabilities.

29

2.4 Approvals and Notifications.

(a) Approvals and Notifications for SpinCo Assets. To the extent that the contribution, assignment, transfer, conveyance or delivery of or succession to any SpinCo Asset, or the acceptance or assumption of, performance, discharge and fulfillment of, or succession to any SpinCo Liability, in each case under Section 2.1, is determined to be a transfer or assignment that requires any Approvals or Notifications, or to the extent that the Separation or the Distribution requires any Approvals or Notifications, the Parties shall use commercially reasonable efforts to obtain or make such Approvals or Notifications as soon as reasonably practicable; provided, however, that, except to the extent expressly provided in this Agreement or any of the Ancillary Agreements or as otherwise agreed between the Company and SpinCo, neither the Company nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications.

(b) Delayed SpinCo Transfers. If and to the extent that the valid, complete and perfected contribution, assignment, transfer, conveyance or delivery to or succession of the SpinCo Group of any SpinCo Asset or acceptance or assumption by, performance, discharge and fulfillment by, or succession by the SpinCo Group of any SpinCo Liability would be a violation of applicable Law or requires any Approvals or Notifications in connection with the Separation or the Distribution that have not been obtained or made by the Distribution Effective Time, then, unless the Parties otherwise agree, the contribution, assignment, transfer, conveyance or delivery to or succession of the SpinCo Group of such SpinCo Assets, or the acceptance or assumption by, performance, discharge and fulfillment of or succession by the SpinCo Group to such SpinCo Liabilities, as the case may be, shall be automatically deemed deferred, and any of the foregoing shall be null and void until such time as all legal impediments are removed or such Approvals or Notifications have been obtained or made. Notwithstanding the foregoing, any such SpinCo Assets or SpinCo Liabilities shall continue to constitute SpinCo Assets and SpinCo Liabilities for all other purposes of this Agreement.

(c) Treatment of Delayed SpinCo Assets and Delayed SpinCo Liabilities. If any contribution, assignment, transfer, conveyance or delivery of or succession to any SpinCo Asset or any acceptance or assumption of, performance, discharge and fulfillment of or succession to any SpinCo Liability intended to be contributed, assigned, transferred, conveyed, delivered, succeeded to, accepted, assumed, or performed, discharged or fulfilled hereunder, as the case may be, is not consummated at or prior to the Distribution Effective Time, whether as a result of the provisions of Section 2.4(b) or for any other reason (any such SpinCo Asset, a “Delayed SpinCo Asset” and any such SpinCo Liability, a “Delayed SpinCo Liability”), then, insofar as reasonably possible and subject to applicable Law, the member of the Company Group retaining such Delayed SpinCo

30

Asset or such Delayed SpinCo Liability, as the case may be, shall thereafter hold such Delayed SpinCo Asset or Delayed SpinCo Liability, as the case may be, for the use and benefit of the member of the SpinCo Group entitled thereto (at the expense of the member of the SpinCo Group entitled thereto), and such member of the SpinCo Group shall be afforded all the benefits and burdens of such Delayed SpinCo Asset or Delayed SpinCo Liability, as applicable. In addition, the member of the Company Group retaining such Delayed SpinCo Asset or such Delayed SpinCo Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Delayed SpinCo Asset or Delayed SpinCo Liability in the ordinary course of business in accordance with past practice and take such other actions as may be reasonably requested by the member of the SpinCo Group to whom such Delayed SpinCo Asset is to be contributed, assigned, transferred, conveyed or succeeded to, or which is to accept or assume, perform, discharge and fulfill or succeed to, such Delayed SpinCo Liability, as the case may be, in order to place such member of the SpinCo Group and such member of the Company Group in a substantially similar position as if such Delayed SpinCo Asset or Delayed SpinCo Liability had been contributed, assigned, transferred, conveyed, succeeded to, accepted, assumed or performed, discharged or fulfilled as contemplated hereby and so that all the benefits and burdens relating to such Delayed SpinCo Asset or Delayed SpinCo Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Delayed SpinCo Asset or Delayed SpinCo Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Distribution Effective Time to the SpinCo Group.

(d) Transfer of Delayed SpinCo Assets and Delayed SpinCo Liabilities. If and when the Approvals or Notifications, the absence of which caused the deferral of contribution, assignment, transfer, conveyance or delivery of or succession to any Delayed SpinCo Asset or the deferral of acceptance or assumption of, performance, discharge and fulfillment of or succession to any Delayed SpinCo Liability pursuant to Section 2.4(b), are obtained or made, and, if and when any other legal impediments for the transfer or assignment of any Delayed SpinCo Asset or the assumption of any Delayed SpinCo Liability have been removed, the contribution, assignment, transfer, conveyance or delivery of or succession to the applicable Delayed SpinCo Asset or the acceptance and assumption of, performance, discharge and fulfillment of or succession to the applicable Delayed SpinCo Liability, as the case may be, shall be effected in accordance with the terms of this Agreement or the applicable Ancillary Agreement. Any Asset or Liability that is transferred under Section 2.4(d) shall be treated as having been transferred or assumed at the time in which it was intended to have been so transferred or assumed as provided in this Agreement (including the Restructuring Plan) and/or the applicable Transfer Documents and owned or assumed by the Party (or member of its Group) to whom the Asset or Liability is transferred for U.S. federal and applicable state or local income tax purposes from and after such time, to the extent permitted by applicable Law.

(e) Costs for Delayed SpinCo Assets and Delayed SpinCo Liabilities. Any member of the Company Group retaining a Delayed SpinCo Asset or Delayed SpinCo Liability as a result of the deferral of the contribution, assignment, transfer, conveyance or delivery of or succession to such Delayed SpinCo Asset or the deferral of the

31

acceptance or assumption of, performance, discharge and fulfillment of or succession to such Delayed SpinCo Liability, as the case may be, shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced (or otherwise made available) by SpinCo or the member of the SpinCo Group entitled to the Delayed SpinCo Asset or Delayed SpinCo Liability, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees for completing the contribution, assignment, transfer, conveyance or delivery of or succession to such Delayed SpinCo Asset or the acceptance or assumption of, performance, discharge and fulfillment of or succession to such Delayed SpinCo Liability, all of which shall be borne by the Company or the member of the Company Group incurring such expenses or fees.

(f) Approvals and Notifications for Company Assets. To the extent that the contribution, assignment, transfer, conveyance or delivery of or succession to any Company Asset or the acceptance or assumption of, performance, discharge and fulfillment, or succession to any Company Liability, in each case under Section 2.1, is determined to be a transfer or assignment that requires any Approvals or Notifications, the Parties shall use commercially reasonable efforts to obtain or make such Approvals or Notifications as soon as reasonably practicable; provided, however, that, except to the extent expressly provided in this Agreement or any of the Ancillary Agreements or as otherwise agreed between the Company and SpinCo, neither the Company nor SpinCo shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications.

(g) Delayed Company Transfers. If and to the extent that the valid, complete and perfected contribution, assignment, transfer, conveyance or delivery to or succession of the Company Group of any Company Asset or acceptance or assumption by, performance, discharge and fulfillment by, or succession by the Company Group of any Company Liability would be a violation of applicable Law or requires any Approval or Notification in connection with the Separation or the Distribution that has not been obtained or made by the Distribution Effective Time, then, unless the Parties otherwise agree, the contribution, assignment, transfer, conveyance, delivery or succession to the Company Group of such Company Assets or the acceptance or assumption by, performance, discharge and fulfillment of or succession by the Company Group to such Company Liability, as the case may be, shall be automatically deemed deferred, and any of the foregoing shall be null and void until such time as all legal impediments are removed or such Approval or Notification has been obtained or made. Notwithstanding the foregoing, any such Company Assets or Company Liabilities shall continue to constitute Company Assets and Company Liabilities for all other purposes of this Agreement.

(h) Treatment of Delayed Company Assets and Delayed Company Liabilities. If any contribution, assignment, transfer, conveyance or delivery of or succession to any Company Asset or any acceptance or assumption of, performance, discharge and fulfillment of or succession to any Company Liability intended to be contributed, assigned, transferred, conveyed, delivered, succeeded to, accepted, assumed, or performed, discharged or fulfilled hereunder, as the case may be, is not consummated at

32

or prior to the Distribution Effective Time whether as a result of the provisions of Section 2.4(g) or for any other reason (any such Company Asset, a “Delayed Company Asset” and any such Company Liability, a “Delayed Company Liability”), then, insofar as reasonably possible and subject to applicable Law, the member of the SpinCo Group retaining such Delayed Company Asset or such Delayed Company Liability, as the case may be, shall thereafter hold such Delayed Company Asset or Delayed Company Liability, as the case may be, for the use and benefit of the member of the Company Group entitled thereto (at the expense of the member of the Company Group entitled thereto), and such member of the Company Group shall be afforded all the benefits and burdens of such Delayed Company Asset or Delayed Company Liability, as applicable. In addition, the member of the SpinCo Group retaining such Delayed Company Asset or such Delayed Company Liability shall, insofar as reasonably possible and to the extent permitted by applicable Law, treat such Delayed Company Asset or Delayed Company Liability in the ordinary course of business in accordance with past practice. Such member of the SpinCo Group shall also take such other actions as may be reasonably requested by the member of the Company Group to which such Delayed Company Asset is to be contributed, assigned, transferred, conveyed or succeeded to, or which is to accept or assume, perform, discharge and fulfill or succeed to, such Delayed Company Liability, as the case may be, in order to place such member of the Company Group and such member of the SpinCo Group in a substantially similar position as if such Delayed Company Asset or Delayed Company Liability had been contributed, assigned, transferred, conveyed, succeeded to, accepted, assumed or performed, discharged or fulfilled and so that all the benefits and burdens relating to such Delayed Company Asset or Delayed Company Liability, as the case may be, including use, risk of loss, potential for gain, and dominion, control and command over such Delayed Company Asset or Delayed Company Liability, as the case may be, and all costs and expenses related thereto, shall inure from and after the Distribution Effective Time to the Company Group.

(i) Transfer of Delayed Company Assets and Delayed Company Liabilities. If and when the Approvals or Notifications, the absence of which caused the deferral of contribution, assignment, transfer, conveyance or delivery of or succession to any Delayed Company Asset or the deferral of acceptance or assumption of, performance, discharge and fulfillment of or succession to any Delayed Company Liability, are obtained or made, and, if and when any other legal impediments for the contribution, assignment, transfer, conveyance or delivery of or succession to any Delayed Company Asset or the acceptance and assumption of, performance, discharge and fulfillment of or succession to any Delayed Company Liability have been removed, the transfer or assignment of the applicable Delayed Company Asset or the assumption of the applicable Delayed Company Liability, as the case may be, shall be effected in accordance with the terms of this Agreement or the applicable Ancillary Agreement. Any Asset or Liability that is transferred under Section 2.4(i) shall be treated as having been transferred or assumed at the time in which it was intended to have been so transferred or assumed as provided in this Agreement (including the Restructuring Plan) and/or the applicable Transfer Documents and owned or assumed by the Party (or member of its Group) to whom the Asset or Liability is transferred for U.S. federal and applicable state or local income tax purposes from and after such time, to the extent permitted by applicable Law.

33

(j) Costs for Delayed Company Assets and Delayed Company Liabilities. Any member of the SpinCo Group retaining a Delayed Company Asset or Delayed Company Liability as a result of the deferral of the contribution, assignment, transfer, conveyance or delivery of or succession to such Delayed Company Asset or the deferral of the acceptance or assumption of, performance, discharge and fulfillment of or succession to such Delayed Company Liability, as the case may be, shall not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced (or otherwise made available) by the Company or the member of the Company Group entitled to the Delayed Company Asset or Delayed Company Liability, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees for the contribution, assignment, transfer, conveyance or delivery of or succession to such Delayed Company Asset or the acceptance or assumption of, performance, discharge and fulfillment of or succession to such Delayed Company Liability, all of which shall be borne by SpinCo or the member of the SpinCo Group incurring such expenses or fees.

2.5 Novation of Liabilities.

(a) Novation of SpinCo Liabilities.

(i) Each of the Company and SpinCo, at the request of the other, shall use commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment required to novate or assign all SpinCo Liabilities and obtain in writing the unconditional release of each member of the Company Group that is a party to or otherwise bound by any such arrangements, so that, in any such case, the members of the SpinCo Group shall be solely responsible for such SpinCo Liabilities; provided, however, that, except as otherwise expressly provided in this Agreement or any of the Ancillary Agreements, neither the Company nor SpinCo shall be obligated to contribute any capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Third Party from whom any such consent, substitution, approval, amendment or release is requested.

(ii) If the Company or SpinCo is unable to obtain, or to cause to be obtained, any consent, substitution, approval, amendment or release referred to in clause (i) of this Section 2.5(a), and the applicable member of the Company Group continues to be bound by such agreement, lease, license or other obligation or Liability (each, an “Unreleased SpinCo Liability”), SpinCo shall, to the extent not prohibited by Law, as indemnitor, guarantor, agent or subcontractor for such member of the Company Group, as the case may be, (A) pay, perform and discharge fully all the obligations or other Liabilities of such member of the Company Group that constitute Unreleased SpinCo Liabilities from and after the Distribution Effective Time and (B) use commercially reasonable efforts to effect such payment, performance or discharge prior to any demand for such payment, performance or discharge that is permitted to be made by the obligee thereunder on any member of the Company Group. If and when any such consent, substitution, approval, amendment or release shall be obtained or the Unreleased SpinCo Liabilities shall otherwise become assignable or able to be novated, the Company shall promptly assign, or cause to be assigned, and SpinCo or the applicable SpinCo Group member shall assume, such Unreleased SpinCo Liabilities without exchange of further consideration.

34

(b) Novation of Company Liabilities.

(i) Each of the Company and SpinCo, at the request of the other, shall use commercially reasonable efforts to obtain, or to cause to be obtained, as soon as reasonably practicable, any consent, substitution, approval or amendment required to novate or assign all Company Liabilities and obtain in writing the unconditional release of each member of the SpinCo Group that is a party to or otherwise bound by any such arrangements, so that, in any such case, the members of the Company Group shall be solely responsible for such Company Liabilities; provided, however, that, except as otherwise expressly provided in this Agreement or any of the Ancillary Agreements, neither the Company nor SpinCo shall be obligated to contribute any capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Third Party from whom any such consent, substitution, approval, amendment or release is requested.

(ii) If the Company or SpinCo is unable to obtain, or to cause to be obtained, any consent, substitution, approval, amendment or release referred to in clause (i) of this Section 2.5(b), and the applicable member of the SpinCo Group continues to be bound by such agreement, lease, license or other obligation or Liability (each, an “Unreleased Company Liability”), the Company shall, to the extent not prohibited by Law, as indemnitor, guarantor, agent or subcontractor for such member of the SpinCo Group, as the case may be, (A) pay, perform and discharge fully all the obligations or other Liabilities of such member of the SpinCo Group that constitute Unreleased Company Liabilities from and after the Distribution Effective Time and (B) use commercially reasonable efforts to effect such payment, performance or discharge prior to any demand for such payment, performance or discharge that is permitted to be made by the obligee thereunder on any member of the SpinCo Group. If and when any such consent, substitution, approval, amendment or release shall be obtained, or the Unreleased Company Liabilities shall otherwise become assignable or able to be novated, SpinCo shall promptly assign, or cause to be assigned, and the Company or the applicable Company Group member shall assume, such Unreleased Company Liabilities without exchange of further consideration.

2.6 Release of Guarantees. In furtherance of, and not in limitation of, the obligations set forth in Section 2.5:

(a) At or prior to the Distribution Effective Time or as soon as practicable thereafter, each of the Company and SpinCo shall, at the request of the other Party and with the reasonable cooperation of such other Party and the applicable member(s) of such other Party’s Group, use commercially reasonable efforts to (i) have any member(s) of the Company Group removed as guarantor of or obligor for any SpinCo Guarantee, including the removal of any Security Interest on or in any Company Asset that may serve as collateral or security for any such SpinCo Guarantee, and (ii) have any member(s) of the SpinCo Group removed as guarantor of or obligor for any Company Guarantee, including the removal of any Security Interest on or in any SpinCo Asset that may serve as collateral or security for any such Company Guarantee.

35

(b) To the extent required to obtain a release from:

(i) any SpinCo Guarantee of a member of the Company Group, SpinCo shall execute a guarantee agreement in the form of the existing guarantee or such other form as is agreed to by the relevant parties to such guarantee agreement, which such agreement shall include the removal of any Security Interest on or in any Company Asset that may serve as collateral or security for any such SpinCo Guarantee, except to the extent that such existing guarantee contains representations, covenants or other terms or provisions either (A) with which SpinCo would be reasonably unable to comply or (B) which SpinCo would not reasonably be able to avoid breaching; and

(ii) any Company Guarantee of any member of the SpinCo Group, the Company shall execute a guarantee agreement in the form of the existing guarantee or such other form as is agreed to by the relevant parties to such guarantee agreement, which agreement shall include the removal of any Security Interest on or in any SpinCo Asset that may serve as collateral or security for any such Company Guarantee, except to the extent that such existing guarantee contains representations, covenants or other terms or provisions either (A) with which the Company would be reasonably unable to comply or (B) which the Company would not reasonably be able to avoid breaching.

(c) If the Company or SpinCo is unable to obtain, or to cause to be obtained, any such removal or release referred to in Section 2.6(a) or (b), (i) the Party or the relevant member of its Group that has assumed the Liability, with respect to which such SpinCo Guarantee or Company Guarantee, as the case may be, relates, shall indemnify, defend and hold harmless the guarantor or obligor against or from any Liability arising from or relating thereto in accordance with the provisions of Article IV and shall, as agent or subcontractor for such guarantor or obligor, pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder; (ii) each of the Company and SpinCo, on behalf of itself and the other members of their respective Group, agrees not to renew or extend the term of, increase any obligations or Liabilities under, or transfer to a Third Party, any loan, guarantee, lease, contract or other obligation for which the other Party or a member of such other Party’s Group is or may be liable unless all obligations of such other Party and the members of such other Party’s Group with respect thereto are thereupon terminated by documentation satisfactory in form and substance to such other Party; and (iii) the Parties agree that any such SpinCo Guarantee or Company Guarantee shall remain outstanding subject to the terms of this Agreement in connection with the Separation and Distribution.

(d) Following the date hereof until the Distribution Effective Time, each Party shall use commercially reasonable efforts to ensure that, to the extent practicable and appropriate, any newly executed SpinCo Guarantee of a member of the Company Group, and any newly executed Company Guarantee of a member of the SpinCo Group, shall provide that such SpinCo Guarantee or Company Guarantee, as applicable, is subject to an automatic release and discharge, effective upon or no later than the Distribution Effective Time.

36

2.7 Termination of Agreements.

(a) Except as set forth in Section 2.7(b), in furtherance of the releases and other provisions of Section 4.1, SpinCo and each member of the SpinCo Group, on the one hand, and the Company and each member of the Company Group, on the other hand, hereby terminate all agreements, arrangements, commitments or understandings, whether or not in writing, between or among SpinCo or any member of the SpinCo Group, on the one hand, and the Company or any member of the Company Group, on the other hand, effective as of the Distribution Effective Time. No such terminated agreement, arrangement, commitment or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Distribution Effective Time. Each Party shall, at the reasonable request of the other Party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.

(b) The provisions of Section 2.7(a) shall not apply to any of the following agreements, arrangements, commitments or understandings (or to any of the provisions thereof): (i) this Agreement, the Merger Agreement and the Ancillary Agreements (and each other agreement or instrument expressly contemplated by this Agreement, the Merger Agreement or any Ancillary Agreement to be entered into by any of the Parties or any of the members of their respective Groups or to be continued from and after the Distribution Effective Time); (ii) any agreements, arrangements, commitments or understandings listed or described on Schedule 2.7(b)(ii); (iii) any agreements, arrangements, commitments or understandings to which any Third Party is a party; (iv) any intercompany accounts payable or accounts receivable accrued prior to the Distribution Effective Time between any member of the Company Group, on the one hand, and any member of the SpinCo Group, on the other hand, that are reflected in the books and records of the Parties or otherwise documented in writing in accordance with past practices, which shall be settled in the manner contemplated by Section 2.7(c) (provided, however, the provisions of Section 2.7(a) shall apply to any agreements, arrangements, commitments or understandings from which such intercompany accounts payable or accounts receivable have arisen); (v) any agreements, arrangements, commitments or understandings to which any non-wholly owned Subsidiary of the Company or SpinCo, as the case may be, is a party (it being understood that directors’ qualifying shares or similar interests shall be disregarded for purposes of determining whether a Subsidiary is wholly owned); (vi) any Shared Contracts; and (vii) any New SpinCo Debt Securities.

(c) Except as set forth on Schedule 2.7(c), all outstanding intercompany accounts receivable and accounts payable between any member of the Company Group, on the one hand, and any member of the SpinCo Group, on the other hand, shall, prior to the Distribution Effective Time, be repaid, settled or otherwise eliminated by means of cash payments, a dividend, capital contribution, a combination of the foregoing or otherwise, as reasonably determined by the Company and SpinCo. If, for any reason, any

37

outstanding intercompany accounts receivable or accounts payable between any member of the Company Group, on the one hand, and any member of the SpinCo Group, on the other hand, (other than those set forth on Schedule 2.7(c)) is not repaid, settled or otherwise eliminated as of the Distribution Effective Time, each of the Parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable to repay, settle or otherwise eliminate such intercompany accounts receivable or accounts payable in a manner that would have a substantially similar effect (including with respect to Taxes) on the Company Group and the SpinCo Group as if such repayment, settlement or elimination occurred immediately prior to the Distribution Effective Time.

2.8 Treatment of Shared Contracts.

(a) Subject to applicable Law and without limiting the generality of the obligations set forth in Section 2.1, unless the Parties otherwise agree, or the benefits of any contract, agreement, arrangement, commitment or understanding described in this Section 2.8 are expressly conveyed to the applicable Party pursuant to this Agreement or an Ancillary Agreement, any contract or agreement, a portion of which is a SpinCo Contract, but the remainder of which is a Company Contract, or a portion of which is a Company Contract, but the remainder of which is SpinCo Contract (any such contract or agreement, including those set forth on Schedule 2.8, a “Shared Contract”), shall be assigned in relevant part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to, at or after the Distribution Effective Time, so that each Party or the member of its Group shall, as of the Distribution Effective Time, (i) be entitled to the rights and benefits, (ii) assume the related portion of any Liabilities, inuring to its respective businesses and (iii) take any actions set forth on Schedule 2.8 with respect to such Shared Contract; provided, however, that (x) in no event shall any member of any Group be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled) and (y) if any Shared Contract cannot be so partially assigned by its terms or otherwise or cannot be amended or if such assignment or amendment would impair the benefit the parties thereto derive from such Shared Contract, then the Parties shall, and shall cause each of the members of their respective Groups to, take such other reasonable and permissible actions (including by providing prompt notice to the other Party with respect to any relevant claim of Liability or other relevant matters arising in connection with a Shared Contract so as to allow such other Party the ability to exercise any applicable rights under such Shared Contract) to cause a member of the SpinCo Group or the Company Group, as the case may be, to receive the rights and benefits of that portion of each Shared Contract that relates to the SpinCo Business or the Company Business, as the case may be (in each case, to the extent so related), as if such Shared Contract had been assigned to a member of the applicable Group pursuant to this Section 2.8 (or appropriately amended), and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement), as if such Liabilities had been assumed by a member of the applicable Group pursuant to this Section 2.8 (or appropriately amended). For the avoidance of doubt, no Ancillary Agreement or Commercial Agreement shall be considered a Shared Contract for any purpose under this Agreement.

38

(b) From and after the Distribution Effective Time, for any Shared Contracts subject to clause (y) of Section 2.8(a), the Party to whose Group a Shared Contract has been allocated shall not (and shall cause the other members of its Group not to), without the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed) (i) waive any rights under such Shared Contract to the extent related to Business of the other Party, (ii) terminate (or consent to be terminated by the counterparty) such Shared Contract except in connection with (x) the expiration of such Shared Contract in accordance with its terms (it being understood, for the avoidance of doubt, that sending a notice of non-renewal to the counterparty to such Shared Contract in accordance with the terms of such Shared Contract is expressly permitted) or (y) a partial termination of such Shared Contract that would not reasonably be expected to impact any rights or obligations under such Shared Contract related to the Business of the other Party, or (iii) amend, modify or supplement such Shared Contract in a manner material and adverse to the Group of the other Party.

(c) Nothing in this Section 2.8 shall require any member of either Group to make any non-de minimis payment (except to the extent advanced, assumed or agreed in advance to be reimbursed by any member of the other Group), incur any non-de minimis obligation or grant any non-de minimis concession for the benefit of any member of the other Group in order to effect any transaction contemplated by this Section 2.8.

2.9 Bank Accounts; Cash Balances.

(a) Each Party shall take, or cause the members of its Group to take, at the Distribution Effective Time (or such earlier time as the Parties may agree), all actions necessary to amend all contracts or agreements governing each bank and brokerage account owned by SpinCo or any other member of the SpinCo Group (collectively, the “SpinCo Accounts”) and all contracts or agreements governing each bank or brokerage account owned by the Company or any other member of the Company Group (collectively, the “Company Accounts”) so that each such SpinCo Account and Company Account, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “Linked”) to any Company Account or SpinCo Account, respectively, is no longer Linked to such Company Account or SpinCo Account, respectively.

(b) With respect to any outstanding checks issued or payments initiated by the Company, SpinCo or any of the members of their respective Groups prior to the Distribution Effective Time, such outstanding checks and payments shall be honored following the Distribution Effective Time by the Person or Group owning the account on which the check is drawn or from which the payment was initiated, respectively.

39

(c) As between the Company and SpinCo (and the members of their respective Groups), all payments made and reimbursements received after the Distribution Effective Time by either Party (or member of its Group) to the extent related to a business, Asset or Liability of the other Party (or member of its Group) shall be held by such Party in trust for the use and benefit of the Party entitled thereto and, promptly following receipt by such Party of any such payment or reimbursement, such Party shall, or shall cause the applicable member of its Group to, pay over to the other Party the amount of such payment or reimbursement without right of set-off.

2.10 Ancillary Agreements. Effective at or prior to the Distribution Effective Time, each of the Company and SpinCo shall, or shall cause the applicable members of their Groups to, execute and deliver all Ancillary Agreements except for the agreements set forth on Schedule 2.10 to which it or such member, as applicable, is a party.

2.11 Disclaimer of Representations and Warranties. Each of the Company (on behalf of itself and each member of the Company Group) and SpinCo (on behalf of itself and each member of the SpinCo Group) acknowledges and agrees that, except as expressly set forth herein, in the Merger Agreement or in any Ancillary Agreement, no party to this Agreement, the Merger Agreement, any Ancillary Agreement or any other agreement or document contemplated by this Agreement, the Merger Agreement, any Ancillary Agreement or otherwise, is representing or warranting in any way as to the assets, businesses or liabilities transferred or assumed as contemplated hereby or thereby, as to any consents or approvals required in connection herewith or therewith, as to the value or freedom from any Security Interests of, or any other matter concerning, any assets of such party, or as to the absence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset, including any accounts receivable, of any party, or as to the legal sufficiency of any assignment, document or instrument delivered hereunder or thereunder to convey title to any asset, right or property upon the execution, delivery and filing hereof or thereof. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN, IN THE MERGER AGREEMENT OR IN ANY ANCILLARY AGREEMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS, WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM OF DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (A) ANY CONVEYANCE WILL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD AND MARKETABLE TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST AND (B) ANY NECESSARY APPROVALS OR NOTIFICATIONS ARE NOT OBTAINED OR MADE OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.

2.12 Financial Information Certifications. The Company’s disclosure controls and procedures and internal control over financial reporting (as each is contemplated by the Exchange Act) are applicable to the SpinCo Group as the Company’s Subsidiaries prior to the Distribution Effective Time. In order to enable the principal executive officer and principal financial officer of SpinCo to make the certifications required of them under Section 302 of the Sarbanes-Oxley Act of 2002 following the Distribution in respect of any quarterly or annual fiscal period of SpinCo, that begins on or prior to the Distribution Date (a “Straddle Period”), upon twenty (20) Business Days’ (or such shorter period as may elapse between the Distribution Effective Time and the due date for such filing) advance written request by SpinCo, the Company shall provide SpinCo with one (1) or more certifications with respect to such disclosure controls and procedures and the effectiveness thereof and whether there were any

40

changes in the internal controls over financial reporting that have materially affected or are reasonably likely to materially affect the internal control over financial reporting, which certification(s) shall (a) be with respect to the portion of the applicable Straddle Period on or prior to the Distribution Date (it being understood that no certification need be provided with respect to any period or portion of any period after the Distribution Date) and (b) be in substantially the same form as those that had been provided by officers or employees of the Company in similar certifications delivered prior to the Distribution Date, with such changes thereto as the Company may reasonably determine. Such certification(s) shall be provided by the Company (and not by any officer or employee in his or her individual capacity).

2.13 Company Financing Arrangements.

(a) Prior to the Distribution Effective Time, the Company or other member(s) of the Company Group shall enter into one or more financing arrangements and agreements with respect to indebtedness for borrowed money, on such terms and conditions as determined by the Company in its sole discretion, pursuant to which it or they shall (x) incur indebtedness the net proceeds of which are at least sufficient, together with the net proceeds of the SpinCo Financing Arrangements, to repay or otherwise cause to be repaid the Existing Company Bridge Loan Facility and/or (y) otherwise amend or extend the portion of the Existing Company Bridge Loan Facility that will be outstanding as of the Distribution Effective Time after taking into account any repayments thereunder (either with cash, with net proceeds of the SpinCo Financing Arrangements or otherwise (such amended or extended facility, the “Amended Company Bridge Loan Facility”)) (such amount of indebtedness incurred, amended or extended, the “Company Portion,” and such financing arrangements and agreements, together with any additional or alternative financing arrangements or agreements with respect to indebtedness for borrowed money entered into by the Company prior to or at the Distribution Effective Time pursuant to Section 2.15, the “New Company Financing Arrangements” and, together with any other financing arrangements entered into by the Company (the proceeds of which may be used for any purpose in the Company’s sole discretion) and the Existing Company Financing Arrangements, collectively, the “Company Financing Arrangements”). The net proceeds of the New Company Financing Arrangements shall be used (i) to repay the portion of the Existing Company Bridge Loan Facility which is not amended or extended pursuant to the foregoing clause (y) of this Section 2.13(a), (ii) as otherwise required to be applied in accordance with Section 2.15(b) and (iii) to the extent there are any remaining net proceeds after application thereof to the uses set forth in the preceding clauses (i) and (ii), in such manner as determined by the Company in its sole discretion.

(b) Unless automatically released in accordance with the terms of such indebtedness, the Company and SpinCo shall take all necessary actions to ensure the full release and discharge of SpinCo and the other members of the SpinCo Group from all obligations pursuant to the Company Financing Arrangements to which they are party (including any Security Interest granted by SpinCo or such other members of the SpinCo Group to secure any obligations pursuant to the Company Financing Arrangements) as of no later than the Distribution Effective Time.

41

(c) Prior to the Distribution Effective Time, the Company and SpinCo shall cooperate in the preparation of all materials as may be necessary or advisable to execute the New Company Financing Arrangements. Without limiting the foregoing, prior to the Distribution Effective Time, the Company and SpinCo shall participate in the preparation of all materials and presentations as may be reasonably necessary to obtain funding pursuant to the New Company Financing Arrangements, including rating agency presentations necessary to obtain the requisite ratings needed to obtain the financing under any of the New Company Financing Arrangements.

(d) The Company shall use commercially reasonable efforts to consult with Buyer on the proposed terms and conditions of any refinancing, incurrence or modification of any Company Financing Arrangements and, without limiting the Company’s right to determine the terms and conditions of the Company Financing Arrangements in its sole discretion, the Company shall consider Buyer’s input in good faith.

2.14 SpinCo Financing Arrangements.

(a) Prior to the Distribution Effective Time, SpinCo or other member(s) of the SpinCo Group shall, to the extent required and taking into account the adjustments contemplated by Section 2.15, enter into one or more financing arrangements or agreements with respect to indebtedness for borrowed money, on such terms and conditions as determined by the Company and SpinCo, pursuant to which it or they shall borrow a principal amount which (together with the indebtedness under the Existing SpinCo Debt Securities and New SpinCo Debt Securities) results in Net Debt as of the Distribution Effective Time being, or otherwise causes the Net Debt as of the Distribution Effective Time to be, approximately equal to the Specified Amount (such amount, the “SpinCo Portion” and such financing arrangements and agreements, together with the New SpinCo Revolving Credit Facility, the New SpinCo Receivables Facility and any additional or alternative financing arrangements or agreements with respect to indebtedness for borrowed money as shall have been agreed by the Company and entered into by SpinCo prior to or at the Distribution Effective Time pursuant to Section 2.15, collectively, the “New SpinCo Financing Arrangements” and, together with the Existing SpinCo Debt Securities and New SpinCo Debt Securities, the “SpinCo Financing Arrangements”), the net proceeds of which shall be used to repay all or a portion of the Existing Company Bridge Loan Facility.

(b) Unless automatically released in accordance with the terms of such indebtedness, the Company and SpinCo shall take all necessary actions to ensure the full release and discharge of the Company and the other members of the Company Group from all obligations pursuant to the SpinCo Financing Arrangements to which they are party (including any Security Interest granted by the Company or such other members of the Company Group to secure any obligations pursuant to the SpinCo Financing Arrangements) as of no later than the Distribution Effective Time.

42

(c) Prior to the Distribution Effective Time, the Company and SpinCo shall cooperate in the preparation of all materials as may be necessary or advisable to execute the SpinCo Financing Arrangements. Without limiting the foregoing, prior to the Distribution Effective Time, the Company and SpinCo shall participate in the preparation of all materials and presentations as may be reasonably necessary to obtain funding pursuant to the SpinCo Financing Arrangements, including rating agency presentations necessary to obtain the requisite ratings needed to obtain the financing under any of the SpinCo Financing Arrangements.

2.15 Net Debt; Reallocation of Debt.

(a) The Company shall use commercially reasonable efforts to cause the Net Debt of SpinCo as of the Distribution Effective Time to equal the Specified Amount. At any time prior to the Distribution Effective Time, the Company may, in its sole discretion, give notice to SpinCo in accordance with Section 10.5 providing that the Specified Amount as of any Distribution Date will be a lesser amount than the amount provided for in Schedule 1.18 (the amount of any such reduction, the “Specified Amount Reduction”), and upon such notice, the Specified Amount as of the Distribution Date shall be deemed the applicable amount set forth in such notice.

(b) In order to provide that, as of the Distribution Effective Time, the Net Debt is equal to the Specified Amount, at any time prior to the Distribution Effective Time, the Company may, in its sole discretion (A) allocate Cash and Cash Equivalents to accounts of the SpinCo Business or the Company Business or (B) (i) increase the Company Portion or decrease the SpinCo Portion, (ii) refinance any of the Existing SpinCo Debt Securities or (iii) otherwise enter into additional or alternative financing arrangements or agreements with respect to indebtedness for borrowed money in order to decrease the Net Debt, and, in each case, may deem any such additional or alternative financing arrangements or agreements to be Company Financing Arrangements.

2.16 Post-Distribution True-Up.

(a) Within thirty (30) Business Days after the Distribution Date, SpinCo shall prepare and deliver to the Company a statement (the “Statement”), setting forth the amount by which the Net Debt as of the Distribution Effective Time exceeds, or is less than (as applicable), the Specified Amount.

(b) The Statement shall become final and binding upon the Company and SpinCo on the fifteenth (15th) Business Day following delivery thereof, unless the Company gives written notice of its disagreement with the Statement (a “Notice of Disagreement”) to SpinCo prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted. If a Notice of Disagreement is received by SpinCo in a timely manner, then the Statement (as revised in accordance with this sentence) shall become final and binding upon the Company and SpinCo on the earlier of (A) the date the Company and SpinCo resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement and (B) the date any disputed matters are finally resolved in writing by the Accountant.

43

During the ten (10) Business Day period following the delivery of a Notice of Disagreement, the Parties shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. At the end of such ten (10) Business Day period, if any matters remain in dispute, the Parties shall submit to a nationally recognized independent public accountant (the “Accountant”) for determination any and all such matters that remain in dispute and were properly included in the Notice of Disagreement. The Accountant, who shall act as expert and not arbitrator, shall be a nationally recognized independent public accounting firm as shall be agreed upon by the Company and SpinCo in writing. The scope of the disputes to be resolved by the Accountant shall be solely limited to whether the determination of Net Debt as of the Distribution Effective Time was done in accordance with this Section 2.16 (including the other definitions utilized in, and related to, Net Debt), and whether there were mathematical errors in the Statement. The Company and SpinCo shall use reasonable best efforts to cause the Accountant to render a decision resolving the matters submitted to the Accountant within thirty (30) days of receipt of the submission. Judgment may be entered upon the determination of the Accountant in any court having jurisdiction over the party against which such determination is to be enforced. The fees and expenses of the Accountant pursuant to this Section 2.16 shall be equally shared by the Company and SpinCo. Other than the fees and expenses referred to in the immediately preceding sentence, the fees and disbursements of SpinCo’s independent auditors, attorneys and other consultants shall be borne by SpinCo and the fees and disbursements of the Company’s independent auditors, attorneys and other consultants shall be borne by the Company.

(c) (i) If the amount of the Net Debt as of the Distribution Effective Time in the final Statement:

(A) is greater than the Specified Amount, the Company shall pay to SpinCo the amount of such difference, or

(B) is less than the Specified Amount, SpinCo shall pay to the Company the amount of such difference.

(ii) Any payment made pursuant to this Section 2.16(c) shall be made by wire transfer in immediately available funds to one or more accounts designated in writing at least two (2) Business Days prior to such payment by the party entitled to receive such payment.

(d) During the period of time from and after the Distribution Date through the resolution of any payment contemplated by Section 2.16(c), each of the Company and SpinCo shall afford to each other and their respective accountants and counsel in connection with any actions contemplated by this Section 2.16 reasonable access during normal business hours to all the properties, personnel and records of such other party relevant to the Statement, the Notice of Disagreement and any payments contemplated by this Section 2.16.

44

2.17 Restructuring Plan. Prior to the Distribution Effective Time, the Restructuring Plan may be amended, modified or supplemented by the Company; provided, that (i) prior to making any non-de minimis amendment, modification or supplement, the Company shall notify Buyer in writing and (ii) prior to making any such amendment, modification or supplement that would materially adversely affect Buyer, its Affiliates or the Company Group (taking into account both positive and negative effects of all prior and proposed amendments, modifications or supplements, in the aggregate), the Company shall also obtain Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, further, that if Buyer reasonably withholds such consent in accordance with the preceding proviso, Buyer shall promptly cooperate with the Company in good faith and use commercially reasonable efforts to determine whether there is a reasonably acceptable alternative amendment, modification or supplement to the Restructuring Plan to address the intended result of the Company’s initial proposed amendment, modification or supplement, as the case may be.5

ARTICLE III

THE DISTRIBUTION

3.1 Sole and Absolute Discretion; Cooperation.

(a) Subject to Section 10.15, the Company shall, in its sole and absolute discretion, determine the terms of the Distribution or the Debt-for-Debt Exchange, as applicable, including the form, structure and terms of any transaction(s) or offering(s) to effect the Distribution or the Debt-for-Debt Exchange, as applicable, and the timing and conditions to the consummation thereof. In addition, subject to Section 9.1, the Company may, at any time and from time to time until the consummation of all or part of the Distribution or the Debt-for-Debt Exchange, as applicable, decide to abandon the Distribution or the Debt-for-Debt Exchange, as applicable, or, subject to Section 10.15, modify or change the terms of the Distribution or the Debt-for-Debt Exchange, as applicable, including by accelerating or delaying the timing of the consummation of all or part of the Distribution or the Debt-for-Debt Exchange, as applicable. Nothing herein shall in any way limit the Company’s right to terminate this Agreement as set forth in Article IX or alter the consequences of any such termination from those specified in Article IX.

(b) Each of SpinCo and the Company shall cooperate with the other Party to accomplish the Distribution and shall use its reasonable best efforts to promptly take all actions reasonably necessary or desirable to effect the Distribution, including in respect of the registration under the Exchange Act of SpinCo Shares on the Form 10. The Company shall select any investment bank or manager in connection with the Distribution, as well as any financial printer, solicitation or exchange agent and financial, legal, accounting and other advisors for the Company. SpinCo and the Company, as the case may be, shall provide, or cause the applicable member of its Group to provide, to the Agent any information required in order to complete the Distribution (provided that any information required to be provided under this Section 3.1(b) shall be subject to Section 6.9).

[5]

Note to Draft: The Company may alternatively update this Restructuring Plan as contemplated by Section 2.17 (and subject to Buyer’s prior written consent as set forth therein) prior to the signing of this Agreement.

45

(c) In connection with the Contribution, the Company intends to cause the Debt-for-Debt Exchange to be effected. Each of SpinCo and the Company shall cooperate with the other party to accomplish the Debt-for-Debt Exchange and shall, at the Company’s direction, use its reasonable best efforts to promptly take all actions reasonably necessary or desirable to effect the Debt-for-Debt Exchange, including any Customary Offering Actions. The Company shall select any investment bank or manager in connection with the Debt-for-Debt Exchange, as well as any financial printer, solicitation or exchange agent and financial, legal, accounting and other advisors for the Company in connection with the Debt-for-Debt Exchange.

3.2 Actions Prior to the Distribution. Prior to the Distribution Effective Time and subject to the terms and conditions set forth herein, the Parties shall take, or cause to be taken, the following actions in connection with the Distribution:

(a) Notice to Nasdaq. The Company shall, to the extent possible, give the Nasdaq advance notice of the Record Date in compliance with Rule 10b-17 under the Exchange Act.

(b) SpinCo Certificate of Incorporation and SpinCo Bylaws. On or prior to the Distribution Date, the Company and SpinCo shall take all necessary actions so that, as of the Distribution Effective Time, the SpinCo Certificate of Incorporation and the SpinCo Bylaws shall become the certificate of incorporation and bylaws of SpinCo, respectively.

(c) SpinCo Directors and Officers. On or prior to the Distribution Date, the Company and SpinCo shall take all necessary actions so that as of the Distribution Effective Time: (i) the directors and executive officers of SpinCo shall be those set forth in the Information Statement made available to the Record Holders prior to the Distribution Date, unless otherwise agreed by the Parties; (ii) each individual referred to in clause (i) shall have resigned from his or her position, if any, as a member of the Company Board or as an executive officer of the Company; and (iii) SpinCo shall have such other officers as SpinCo shall appoint.

(d) Stock Exchange Listing. SpinCo shall prepare and file, and shall use its reasonable best efforts to have approved, an application for the listing of the SpinCo Shares to be distributed in the Distribution on Nasdaq, NYSE or such other national securities exchange as selected in the Company’s sole discretion, subject to official notice of distribution.

46

(e) Securities Law Matters. SpinCo shall file such amendments or supplements to the Form 10 as may be necessary or advisable in order to cause the Form 10 to become and remain effective as required by the SEC or federal, state or other applicable securities Laws. The Company and SpinCo shall cooperate in preparing, filing with the SEC and causing to become effective registration statements or amendments thereof which are required to reflect the establishment of, or amendments to, any employee benefit plans and other plans necessary or advisable in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. The Company and SpinCo shall prepare, and SpinCo shall, to the extent required under applicable Law, file with the SEC any such documentation and any requisite no-action letters that the Company and SpinCo determine are necessary or desirable to effectuate the Distribution, and the Company and SpinCo shall use reasonable best efforts to obtain all necessary approvals from the SEC with respect thereto as soon as practicable. The Company and SpinCo shall take all such action as may be necessary or appropriate under the securities or blue sky laws of the United States (and any comparable Laws under any foreign jurisdiction) in connection with the Distribution.

(f) Information Statement. The Company shall, as soon as is reasonably practicable after the Form 10 is declared effective under the Exchange Act and the Company Board has approved the Distribution, cause the Information Statement to be sent or otherwise made available to Record Holders.

(g) The Distribution Agent. The Company shall enter into a distribution agent agreement with the Agent or otherwise provide instructions to the Agent regarding the Distribution.

(h) Stock-Based Employee Benefit Plans. The Company and SpinCo shall take such actions as may be necessary to approve the grants of adjusted equity awards by the Company (in respect of Company Shares) and SpinCo (in respect of SpinCo Shares) in connection with the Distribution in order to satisfy the requirements of Rule 16b-3 under the Exchange Act.

(i) New SpinCo Debt Securities. SpinCo shall take all necessary actions to cause the New SpinCo Debt Securities to be issued as part of the Contribution.

3.3 Conditions to the Distribution.

(a) The consummation of the Distribution shall be subject to the satisfaction, or waiver by the Company in its sole and absolute discretion, of the following conditions:

(i) The Company Board shall be satisfied that the Distribution will be made out of surplus in accordance with Section 170 of the Delaware General Corporation Law and shall have declared the dividend of SpinCo Shares contemplated by the Distribution to the holders of Company Shares on the Record Date;

(ii) The SEC shall have declared effective the Form 10; no order suspending the effectiveness of the Form 10 shall be in effect; and no proceedings for such purposes shall have been instituted or threatened by the SEC;

(iii) The Information Statement shall have been sent or otherwise made available to the Record Holders;

47

(iv) An outside valuation advisory firm reasonably acceptable to the Company shall have delivered one (1) or more opinions to the Company Board regarding solvency and surplus matters with respect to the Company and SpinCo immediately after consummation of the Distribution, and such opinions shall be reasonably acceptable to the Company in form and substance in the Company’s reasonable discretion and such opinions shall not have been withdrawn or rescinded;

(v) The transfer of the SpinCo Assets (other than any Delayed SpinCo Asset) and SpinCo Liabilities (other than any Delayed SpinCo Liability) contemplated to be transferred from the Company or the applicable members of the Company Group to SpinCo or the applicable members of the SpinCo Group prior to the Distribution shall have occurred in all material respects as contemplated by Section 2.1, and the transfer of the Company Assets (other than any Delayed Company Asset) and Company Liabilities (other than any Delayed Company Liability) contemplated to be transferred from SpinCo or the applicable members of the SpinCo Group to the Company or the applicable members of the Company Group prior to the Distribution shall have occurred in all material respects as contemplated by Section 2.1, except for such steps (if any) as the Company shall have determined need not be completed or may be completed after the Distribution Effective Time;

(vi) The actions and filings necessary under applicable U.S. federal, U.S. state or other securities Laws or blue sky Laws and the rules and regulations thereunder shall have been taken or made and, where applicable, have become effective or been accepted by the applicable Governmental Authority;

(vii) (A) the New SpinCo Financing Arrangements shall have been consummated and funded in full in a manner consistent with the Merger Agreement and (B) (x) the New Company Financing Arrangements shall have been consummated and funded in a manner consistent with Section 2.13 or (y) the Company would not otherwise be in breach of the Existing Company Bridge Loan Facility if the Distribution were to occur;

(viii) No Governmental Authority of competent jurisdiction shall have issued or entered into any injunction or other decree, order, judgment, writ, stipulation, award or temporary restraining order, and no applicable Law shall have been enacted or promulgated, in each case that (whether temporary or permanent) has the effect of enjoining or otherwise prohibiting the consummation of the Separation, the Distribution or any of the transactions related thereto;

(ix) Each of the Ancillary Agreements (other than the Transfer Documents) shall have been duly executed and delivered by the applicable parties thereto; and

(x) The SpinCo Shares to be distributed in the Distribution shall have been accepted for listing on Nasdaq, NYSE or such other national securities exchange as selected in the Company’s sole discretion, subject to official notice of distribution.

48

(b) The foregoing conditions are for the sole benefit of the Company and shall not give rise to or create any duty on the part of the Company or the Company Board to waive or not waive any such condition or in any way limit the Company’s right to terminate this Agreement as set forth in Article IX or alter the consequences of any such termination from those specified in Article IX. Any determination made by the Company Board prior to the Distribution concerning the satisfaction or waiver of any or all of the conditions set forth in Section 3.3(a) shall be conclusive and binding on the Parties.

3.4 The Distribution.

(a) Subject to Section 3.3, at or prior to the Distribution Effective Time, the Company shall deliver or cause to be delivered to the Agent, for the benefit of the Record Holders, all of the SpinCo Shares that it received in connection with the Contribution, representing all of the outstanding SpinCo Shares, and book-entry transfer authorizations for such SpinCo Shares, and shall cause the transfer agent for the Company Shares to instruct the Agent to distribute at the Distribution Effective Time the appropriate number of SpinCo Shares to each such Record Holder or designated transferee or transferees thereof by way of direct registration in book-entry form. SpinCo shall not issue paper stock certificates in respect of the SpinCo Shares. The Distribution shall be effective at the Distribution Effective Time.

(b) Subject to Sections 3.3 and 3.4(c), each Record Holder shall be entitled to receive in the Distribution [•] SpinCo Share for every [•]6 Company Share held by such Record Holder on the Record Date.

(c) Notwithstanding Section 3.4(b), no fractional shares shall be issued in connection with the Distribution, and any such fractional share interests to which a Record Holder would otherwise be entitled shall not entitle such Record Holder to vote or to any other rights as a stockholder of SpinCo. In lieu of any such fractional shares, each Record Holder who, but for the provisions of this Section 3.4(c), would be entitled to receive a fractional share interest pursuant to the Distribution, shall be paid cash, without any interest thereon, as hereinafter provided. As soon as practicable after the Distribution Effective Time, the Company shall direct the Agent to determine the number of whole and fractional SpinCo Shares allocable to each Record Holder, to aggregate all such fractional shares allocable to Record Holders into whole shares, and to sell the whole shares obtained thereby in the open market at the then-prevailing prices on behalf of each Record Holder who otherwise would be entitled to receive a fractional share interest (with the Agent, in its sole and absolute discretion, determining when, how and through which broker-dealer and at what price to make such sales), and to cause to be distributed to each such Record Holder, in lieu of any fractional share, such Record Holder’s or owner’s ratable share of the total proceeds of such sale in respect of such fractional share, after deducting any Taxes required to be withheld under applicable Tax Law and applicable transfer Taxes, and after deducting the costs and expenses of such sale and distribution, including brokers’ fees and commissions. None of the Company, SpinCo or the Agent shall be required or permitted to guarantee any minimum sale price for the

[6]	Note to Draft: Share ratio to be determined.

49

fractional SpinCo Shares sold in accordance with this Section 3.4(c). Neither the Company nor SpinCo shall be required to pay any interest on the proceeds from the sale of fractional shares. Neither the Agent nor the broker-dealers through which the aggregated fractional shares are sold shall be Affiliates of the Company or SpinCo. Solely for purposes of computing fractional share interests pursuant to this Section 3.4(c) and Section 3.4(d), the beneficial owner of the Company Shares held of record in the name of a nominee in any nominee account shall be treated as the Record Holder with respect to such shares.

(d) Any SpinCo Shares or cash in lieu of fractional shares with respect to SpinCo Shares that remain unclaimed by any Record Holder one hundred and eighty (180) days after the Distribution Date shall be delivered to SpinCo, and SpinCo or its transfer agent shall hold such SpinCo Shares and cash, if any, in lieu of fractional shares with respect to SpinCo Shares that remain unclaimed by any Record Holder one hundred and eighty (180) days after the Distribution Date for the account of such Record Holder, and the Parties agree that all obligations to provide such SpinCo Shares and cash, if any, in lieu of fractional share interests shall be obligations of SpinCo, subject in each case to applicable escheat or other abandoned property Laws, and the Company shall have no Liability with respect thereto.

(e) Until the SpinCo Shares are duly transferred in accordance with this Section 3.4 and applicable Law, from and after the Distribution Effective Time, SpinCo shall regard the Persons entitled to receive such SpinCo Shares as record holders of SpinCo Shares in accordance with the terms of the Distribution without requiring any action on the part of such Persons. SpinCo agrees that, subject to any transfers of such shares, from and after the Distribution Effective Time, (i) each such holder shall be entitled to receive all dividends payable on, and exercise voting rights and all other rights and privileges with respect to, the SpinCo Shares then held by such holder and (ii) each such holder shall be entitled, without any action on the part of such holder, to receive evidence of ownership of the SpinCo Shares then held by such holder.

3.5 Distribution Merger. At any time prior to the Distribution Effective Time, the Company may amend this Agreement to provide for the Distribution to be effected pursuant to a merger in which a wholly owned subsidiary of the Company is merged with and into the Company, with each Company Share in part being exchanged for a SpinCo Share and in part remaining outstanding as a result of such merger; provided, that any such amendment shall require Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendment would materially adversely affect Buyer, its Affiliates or the Company Group; provided, further, that consent from Buyer shall not be required if at such time, the Merger Agreement has been terminated in accordance with the terms thereof.7

[7]

Note to Draft: The Company may alternatively update this Agreement as contemplated by Section 3.5 prior to the signing of this Agreement, subject to Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) if such amendment would materially adversely affect Buyer, its Affiliates or the Company Group.

50

3.6 Withholding. The Company shall treat the Distribution as a taxable transaction solely for purposes of determining the withholding obligations and liabilities of the Company and its agents with respect to any amounts that are distributed hereunder to (x) a holder of Company Shares that is a nonresident alien individual or foreign corporation under Sections 1441 or 1442 of the Code (and any comparable provisions of state and local Law) and (y) a holder of Company Shares under Section 3406 of the Code (and any comparable provisions of state and local Law), and the Company shall instruct its agents to deduct and withhold from any amounts distributable or otherwise payable hereunder such amounts as are required to be deducted and withheld under applicable Law and in accordance with such treatment. Any amounts so deducted and withheld shall be paid over to the appropriate Governmental Authority in the manner prescribed by applicable Law. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Persons in respect of which such deduction and withholding was made.

ARTICLE IV

MUTUAL RELEASES; INDEMNIFICATION

4.1 Release of Pre-Distribution Claims.

(a) SpinCo Release of the Company. Except as provided in Section 4.1(c), effective as of the Distribution Effective Time, SpinCo does hereby, for itself and each other member of the SpinCo Group, and their respective successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Effective Time have been stockholders, directors, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such), remise, release and forever discharge (i) the Company and the members of the Company Group, and their respective successors and assigns, (ii) all Persons who at any time prior to the Distribution Effective Time have been directors, officers, agents or employees of any member of the Company Group (in each case, in their respective capacities as such), and who are not, as of immediately following the Distribution Effective Time, directors, officers or employees of SpinCo or a member of the SpinCo Group, and their respective heirs, executors, administrators, successors and assigns, and (iii) all Persons who at any time prior to the Distribution Effective Time are or have been directors, officers, agents or employees of a Transferred Entity, and who are not, as of immediately following the Distribution Effective Time, directors, officers or employees of SpinCo or a member of the SpinCo Group, and their respective heirs, executors, administrators, successors and assigns, in each case from: (A) all SpinCo Liabilities, (B) subject to Section 4.11 and Section 10.16(b), all Liabilities arising from or in connection with the transactions contemplated by this Agreement and the Ancillary Agreements and all other activities to implement the Separation and the Distribution and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Effective Time), in each case to the extent relating to, arising out of or resulting from the SpinCo Business, the SpinCo Assets or the SpinCo Liabilities.

51

(b) Company Release of SpinCo. Except as provided in Section 4.1(c), effective as of the Distribution Effective Time, the Company does hereby, for itself and each other member of the Company Group and their respective successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Distribution Effective Time have been stockholders, directors, officers, agents or employees of any member of the Company Group (in each case, in their respective capacities as such), remise, release and forever discharge (i) SpinCo and the members of the SpinCo Group, and their respective successors and assigns, (ii) all Persons who at any time prior to the Distribution Effective Time have been directors, officers, agents or employees of any member of the SpinCo Group (in each case, in their respective capacities as such) and who are not, as of immediately following the Distribution Effective Time, directors, officers or employees of the Company or a member of the Company Group, and their respective heirs, executors, administrators, successors and assigns, and (iii) all Persons who at any time prior to the Distribution Effective Time are or have been stockholders, directors, officers, agents or employees of a member of the Company Group (in each case, in their respective capacities as such) and who are not, as of immediately following the Distribution Effective Time, directors, officers or employees of the Company or a member of the Company Group, and their respective heirs, executors, administrators, successors and assigns, in each case from (A) all Company Liabilities, (B) subject to Section 4.11, all Liabilities arising from or in connection with the transactions contemplated by this Agreement and the Ancillary Agreements and all other activities to implement the Separation and the Distribution and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Distribution Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Distribution Effective Time), in each case to the extent relating to, arising out of or resulting from the Company Business, the Company Assets or the Company Liabilities.

(c) Obligations Not Affected. Nothing contained in Section 4.1(a) or (b) shall impair any right of any Person to enforce this Agreement or any Ancillary Agreement, or any agreements, arrangements, commitments or understandings that are specified in Section 2.7(b) or the applicable Schedules thereto as not to terminate as of the Distribution Effective Time, in each case in accordance with their respective terms. Nothing contained in Section 4.1(a) or (b) shall release any Person from:

(i) any Liability provided in or resulting from any agreement among any members of the Company Group or the SpinCo Group that is specified in Section 2.7(b) or the applicable Schedules thereto as not to terminate as of the Distribution Effective Time, or any other Liability which Section 2.7(b) provides shall not terminate as of the Distribution Effective Time;

(ii) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement or any Ancillary Agreement;

52

(iii) any Liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Distribution Effective Time;

(iv) any Liability that the Parties may have with respect to indemnification or contribution pursuant to this Agreement, any Ancillary Agreement or otherwise for claims brought against the Parties by Third Parties, which Liability shall be governed by the provisions of this Article IV and Article V and, if applicable, the appropriate provisions of the Ancillary Agreements; or

(v) any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 4.1.

In addition, nothing contained in Section 4.1(a) shall release any member of the Company Group from honoring its existing obligations to indemnify any director, officer or employee of a member of the SpinCo Group who was a director, officer or employee of any member of the Company Group at or prior to the Distribution Effective Time, to the extent such director, officer or employee becomes a named defendant in any Action with respect to which such director, officer or employee was entitled to indemnification pursuant to such existing obligations of any member of the Company Group; provided, however, that if the underlying obligation giving rise to such Action is a SpinCo Liability, SpinCo shall indemnify the Company for such Liability (including the Company’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article IV.

(d) No Claims. SpinCo shall not make, and shall not permit any other member of the SpinCo Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against the Company or any other member of the Company Group, or any other Person released pursuant to Section 4.1(a), with respect to any Liabilities released pursuant to Section 4.1(a). The Company shall not make, and shall not permit any other member of the Company Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against SpinCo or any other member of the SpinCo Group, or any other Person released pursuant to Section 4.1(b), with respect to any Liabilities released pursuant to Section 4.1(b).

(e) Execution of Further Releases. At any time at or after the Distribution Effective Time, at the request of either Party, the other Party shall cause each member of its Group to execute and deliver releases reflecting the provisions of this Section 4.1.

(f) Ancillary and Other Agreements. Each of SpinCo and the Company, on behalf of itself and the members of its respective Group, hereby knowingly, unconditionally and irrevocably waives any claims, rights of termination and any other rights under any Ancillary Agreement or any agreements, arrangements, commitments or understandings that are specified in Schedule 2.7(b) related to or arising out of the Separation or the Distribution (including with respect to any “change of control” or similar provision or due to any Party no longer being an Affiliate of the other Party), in each case, other than Taxes addressed by the Tax Matters Agreement, and agrees that any change in rights or obligations that would automatically be effective as a result thereof be deemed amended to no longer apply (and that Section 8.1 shall apply in respect of such amendments).

53

4.2 Indemnification by SpinCo. Except as otherwise specifically set forth in this Agreement or in any Ancillary Agreement, to the fullest extent permitted by Law, SpinCo shall, and shall cause the other members of the SpinCo Group to, indemnify, defend and hold harmless the Company, each member of the Company Group and each of their respective past, present and future directors, officers, employees and agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Company Indemnitees”), from and against all Losses actually suffered or incurred by the Company Indemnitees to the extent relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):

(a) any SpinCo Liability;

(b) any failure of SpinCo, any other member of the SpinCo Group or any other Person to pay, perform or otherwise promptly discharge any SpinCo Liabilities in accordance with their terms, whether prior to, on or after the Distribution Effective Time;

(c) any breach by SpinCo or any other member of the SpinCo Group of this Agreement or any of the Ancillary Agreements;

(d) except to the extent it relates to a Company Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of any member of the SpinCo Group by any member of the Company Group that survives following the Distribution; and

(e) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to the Form 10, the Information Statement or any other Disclosure Document (each as amended or supplemented), other than the matters described in Section 4.3(e), and any stockholder or securities litigation, and the administration thereof, to the extent arising out of any such statement or omission contained in the Form 10, the Information Statement or any other Disclosure Document.

4.3 Indemnification by Company. Except as otherwise specifically set forth in this Agreement or in any Ancillary Agreement, to the fullest extent permitted by Law, the Company shall, and shall cause the other members of the Company Group to, indemnify, defend and hold harmless SpinCo, each member of the SpinCo Group and each of their respective past, present and future directors, officers, employees or agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “SpinCo Indemnitees”), from and against all Losses actually suffered or incurred by the SpinCo Indemnitees to the extent relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):

54

(a) any Company Liability;

(b) any failure of the Company, any other member of the Company Group or any other Person to pay, perform or otherwise promptly discharge any Company Liabilities in accordance with their terms, whether prior to, on or after the Distribution Effective Time;

(c) any breach by the Company or any other member of the Company Group of this Agreement or any of the Ancillary Agreements;

(d) except to the extent it relates to a SpinCo Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of any member of the Company Group by any member of the SpinCo Group that survives following the Distribution;

(e) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, relating to, arising out of or resulting from any Company Disclosure contained in the Form 10, the Information Statement or any other Disclosure Document (each as amended or supplemented), and any stockholder or securities litigation, and the administration thereof, to the extent relating to any Company Disclosure contained in the Form 10, the Information Statement or any other Disclosure Document; and

(f) the Company’s securities filings, the maintenance of the Company’s books and records, the Company’s corporate compliance and other corporate-level actions and oversight of the Company.

4.4 Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a) The Parties intend that any Liability subject to indemnification, contribution or reimbursement pursuant to this Article IV or Article V will be net of Insurance Proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses and any deductible or retention amount incurred in the collection thereof) from any Person by or on behalf of the Indemnitee in respect of any indemnifiable Liability. Accordingly, the amount that either Party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification or contribution hereunder (an “Indemnitee”) shall be reduced by any Insurance Proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses and any deductible or retention amount incurred in the collection thereof) from any Person by or on behalf of the Indemnitee in respect of the related Liability. If an Indemnitee receives a payment (an “Indemnity Payment”) required by this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds or any other amounts in respect of such

55

Liability, then, within ten (10) calendar days of receipt of such Insurance Proceeds or such other amounts, the Indemnitee shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if such Insurance Proceeds or such other amounts (net of any out-of-pocket costs or expenses and any deductible or retention amount incurred in the collection thereof) had been received, realized or recovered before the Indemnity Payment was made.

(b) The Parties agree that an insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of any provision contained in this Agreement or any Ancillary Agreement, have any subrogation rights with respect thereto, it being understood that no insurer or any other Third Party shall be entitled to a “windfall” (i.e., a benefit it would not be entitled to receive in the absence of the indemnification provisions in this Agreement or any Ancillary Agreement) by virtue of the indemnification and contribution provisions hereof. Each Party shall, and shall cause the members of its Group to, use commercially reasonable efforts (taking into account the probability of success on the merits and the cost of expending such efforts, including attorneys’ fees and expenses) to collect or recover, any Insurance Proceeds or other amounts that may be collectible or recoverable respecting the Liabilities for which indemnification or contribution may be available under this Article IV. Notwithstanding the foregoing, an Indemnifying Party shall not delay making any indemnification payment required, or otherwise satisfying any indemnification obligation, under the terms of this Agreement pending the outcome of any Action to collect or recover Insurance Proceeds or other amounts, and an Indemnitee need not attempt to collect any Insurance Proceeds or other amounts prior to making a claim for indemnification or contribution or receiving any Indemnity Payment otherwise owed to it under this Agreement or any Ancillary Agreement.

4.5 Procedures for Indemnification of Third-Party Claims.

(a) Notice of Claims. If, on or following the Distribution Effective Time, an Indemnitee shall receive notice or otherwise learn of the assertion by any Third Party (including any Governmental Authority) of any claim or of the commencement by any such Third Party of any Action (collectively, a “Third-Party Claim”) with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to Section 4.2 or 4.3, or any other Section of this Agreement or any Ancillary Agreement, such Indemnitee shall give such Indemnifying Party written notice thereof as soon as practicable, but in any event within twenty-one (21) days (or sooner if the nature of the Third-Party Claim so requires) after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail, including the facts and circumstances giving rise to such claim, and include copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of an Indemnitee to provide notice in accordance with this Section 4.5(a) shall not relieve an Indemnifying Party of its indemnification obligations under Section 4.2 or 4.3 of this Agreement, except to the extent the Indemnifying Party is actually and materially prejudiced by the Indemnitee’s failure to provide notice in accordance with this Section 4.5(a).

56

(b) Control of Defense. An Indemnifying Party may elect to defend (and seek to settle or compromise), at its own expense and with its own counsel, any Third-Party Claim; provided that, prior to the Indemnifying Party assuming and controlling the defense of such Third-Party Claim, it shall first confirm to the Indemnitee in writing that the Indemnifying Party shall indemnify the Indemnitee for any such Liabilities to the extent resulting from, or arising out of, such Third-Party Claim; provided, however, that the Indemnifying Party shall not be entitled to assume the defense of any Third-Party Claim to the extent such Third-Party Claim (x) is an allegation of a criminal violation, (y) seeks injunctive, equitable or other relief other than monetary damages against the Indemnitee (provided that such Indemnitee shall reasonably cooperate with the Indemnifying Party, at the request of the Indemnifying Party, in seeking to separate any such claims from any related claim for monetary damages if this clause (y) is the sole reason that such Third-Party Claim is a Non-Assumable Third-Party Claim (as defined below)) or (z) is made by a Governmental Authority (clauses (x), (y) and (z), the “Non-Assumable Third-Party Claims”). Within thirty (30) days after the receipt of a notice from an Indemnitee in accordance with Section 4.5(a) (or sooner, if the nature of the Third-Party Claim so requires), the Indemnifying Party shall provide written notice to the Indemnitee indicating whether the Indemnifying Party shall assume responsibility for defending the Third-Party Claim. If an Indemnifying Party elects not to assume responsibility for defending any Third-Party Claim or fails to notify an Indemnitee of its election within thirty (30) days after receipt of the notice from an Indemnitee as provided in Section 4.5(a), then the Indemnitee that is the subject of such Third-Party Claim shall be entitled to continue to conduct and control the defense of such Third-Party Claim.

(c) Allocation of Defense Costs. If an Indemnifying Party has elected to assume the defense of a Third-Party Claim, then such Indemnifying Party shall be solely liable for all fees and expenses incurred by it in connection with the defense of such Third-Party Claim and shall not be entitled to seek any indemnification or reimbursement from the Indemnitee for any such fees and expenses incurred by the Indemnifying Party during the course of the defense of such Third-Party Claim by such Indemnifying Party, regardless of any subsequent decision by the Indemnifying Party to reject or otherwise abandon its assumption of such defense, unless such Indemnifying Party assumed the defense of such Third-Party Claim by such Indemnifying Party due to a misrepresentation of facts by the Indemnitee in the notice of such Third-Party Claim. Other than in the case of a Non-Assumable Third-Party Claim, if an Indemnifying Party elects not to assume responsibility for defending any Third-Party Claim or fails to notify an Indemnitee of its election within thirty (30) days after receipt of a notice from an Indemnitee as provided in Section 4.5(a), and the Indemnitee conducts and controls the defense of such Third-Party Claim and the Indemnifying Party has an indemnification obligation with respect to such Third-Party Claim, then the Indemnifying Party shall be liable for all reasonable and documented fees and expenses incurred by the Indemnitee in connection with the defense of such Third-Party Claim.

57

(d) Right to Monitor and Participate. An Indemnitee that does not conduct and control the defense of any Third-Party Claim, or an Indemnifying Party that has failed to elect to defend any Third-Party Claim as contemplated hereby, nevertheless shall have the right to employ separate outside counsel (including local counsel as necessary) of its own choosing to monitor and participate in (but not control) the defense of any Third-Party Claim for which it is a potential Indemnitee or Indemnifying Party, as applicable, but the fees and expenses of such counsel shall be at the expense of such Indemnitee or Indemnifying Party, as the case may be, and the provisions of Section 4.5(c) shall not apply to such fees and expenses. Notwithstanding the foregoing, but subject to Sections 6.8 and 6.9, such Party shall cooperate with the Party entitled to conduct and control the defense of such Third-Party Claim in such defense and make available to the controlling Party, at the non-controlling Party’s expense, all witnesses, information and materials in such Party’s possession or under such Party’s control relating thereto as are reasonably required by the controlling Party. In addition to the foregoing, if any Indemnitee reasonably determines in good faith that such Indemnitee and the Indemnifying Party have actual or potential differing defenses or conflicts of interest between them that make joint representation in connection with a Third-Party Claim inappropriate, then the Indemnitee shall have the right to employ separate outside counsel (including local counsel as necessary) and to participate in (but not control) the defense, compromise or settlement thereof, and the Indemnifying Party shall bear the reasonable and documented fees and expenses of such outside counsel for all Indemnitees.

(e) No Settlement. The Indemnified Party shall not settle or compromise any Third-Party Claim for which the Indemnified Party is seeking to be indemnified hereunder without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. The Indemnifying Party shall have the right to settle or compromise any Third-Party Claim the defense of which it shall have assumed pursuant to Section 4.5(b). Notwithstanding the foregoing sentence, the Indemnifying Party shall not settle or compromise any such Third-Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, unless such settlement or compromise is solely for monetary damages that are fully payable by the Indemnifying Party, does not involve any admission, finding or determination of wrongdoing or violation of Law by the Indemnified Party and provides for a full, unconditional and irrevocable release of the Indemnified Party and its Indemnitees from all Liability in connection with the Third-Party Claim.

(f) Reporting. Upon request and as otherwise reasonably necessary to keep the Indemnitee informed, the Indemnifying Party shall provide the Indemnitee with a written report identifying any Third-Party Claims that such Indemnifying Party has elected to defend pursuant to Section 4.5(b), as applicable. In addition, the Indemnifying Party shall establish a procedure reasonably acceptable to the Indemnitee to send written notice from the Indemnifying Party to the Indemnitee when any such Third-Party Claim is closed, regardless of whether such Third-Party Claim was decided by settlement, verdict, dismissal or was otherwise disposed of.

58

(g) Existing and Future Third-Party Claims; Allocation of Actions. The provisions of this Article IV shall apply to Third-Party Claims that are already pending or asserted as well as Third-Party Claims brought or asserted after the date of this Agreement. There shall be no requirement under this Section 4.5 to give notice with respect to the existence of any Third-Party Claim that exists as of the date of this Agreement. Each Party on behalf of itself and each other member of its Group acknowledges that Liabilities for Actions (regardless of the parties to the Actions) may be partly Company Liabilities and partly SpinCo Liabilities. If the Parties cannot agree on the allocation of any such Liabilities for Actions, they shall resolve the matter of such allocation pursuant to the procedures set forth in Article VII. No Party shall, nor shall any Party permit the other members of its Group (or their respective then-Affiliates) to, file Third-Party Claims or cross-claims against the other Party or any members of the other Group in an Action in which a Third-Party Claim is being resolved.

4.6 Additional Matters.

(a) Timing of Payments. Indemnification or contribution payments in respect of any Liabilities for which an Indemnitee is entitled to indemnification or contribution under this Article IV shall be paid reasonably promptly (but in any event within thirty (30) days of the final determination of the amount that the Indemnitee is entitled to indemnification or contribution under this Article IV) by the Indemnifying Party to the Indemnitee as such Liabilities are incurred upon demand by the Indemnitee, including reasonably satisfactory documentation setting forth the basis for the amount of such indemnification or contribution payment, including documentation with respect to calculations made and consideration of any Insurance Proceeds or other amounts that actually reduce the amount of such Liabilities.

(b) Notice of Direct Claims. Any claim for indemnification or contribution under this Agreement or any Ancillary Agreement that does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the applicable Indemnifying Party; provided, that the failure by an Indemnitee to so assert any such claim shall not prejudice the ability of the Indemnitee to do so at a later time except to the extent (if any) that the Indemnifying Party is actually and materially prejudiced thereby. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such thirty (30)-day period, such specified claim shall be conclusively deemed a Liability of the Indemnifying Party or, in the case of any written notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of the claim (or such portion thereof) is finally determined. If such Indemnifying Party does not respond within such thirty (30)-day period or rejects such claim in whole or in part, such Indemnitee shall, subject to the provisions of Article VII, be free to pursue such remedies as may be available to such party as contemplated by this Agreement and the Ancillary Agreements, as applicable, without prejudice to its continuing rights to pursue indemnification or contribution hereunder.

(c) Pursuit of Claims Against Third Parties. If (i) a Party incurs any Liability arising out of this Agreement or any Ancillary Agreement; (ii) an adequate legal or equitable remedy is not available for any reason against the other Party to satisfy the Liability incurred by the incurring Party; and (iii) a legal or equitable remedy may be available to the other Party against a Third Party for such Liability, then the other Party shall use its commercially reasonable efforts to cooperate with the incurring Party, at the incurring Party’s expense, to permit the incurring Party to obtain the benefits of such legal or equitable remedy against such Third Party.

59

(d) Subrogation. In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have any right, defense or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other Person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

(e) Substitution. In the event of an Action for which a Party is entitled to indemnification hereunder in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, the Parties shall endeavor to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to manage the Action as set forth in Section 4.5 and this Section 4.6, and the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys’ fees, experts’ fees and all other external expenses), the costs of any judgment or settlement and the cost of any interest or penalties relating to any judgment or settlement.

(f) Segregated Account. The Company shall establish an account on its books and records (a “Segregated Account”) into which any payment under Section 2.16 or indemnification, contribution, tax sharing or similar payments that are received by any member of the Company Group under this Agreement or any of the Ancillary Agreements shall be deposited. The Company will be permitted to invest such proceeds and any other balance of the Segregated Account in cash or short-term investments. The Company shall use the balance of the Segregated Account (inclusive of the proceeds of the Segregated Account) to (i) repurchase the Company common stock, make pro rata cash distributions to its stockholders and/or (ii) repay or repurchase [WB Holdings] debt from third-party lenders, provided that, upon the consummation of the Merger, the obligations described in this Section 4.6(f) shall terminate and the Company shall be permitted to release the Segregated Account balance.

4.7 Right of Contribution.

(a) Contribution. If any right of indemnification contained in Section 4.2 or 4.3 is held unenforceable or is unavailable for any reason, or is insufficient to hold harmless an Indemnitee in respect of any Liability for which such Indemnitee is entitled to indemnification hereunder, then the Indemnifying Party shall contribute to the amounts paid or payable by the Indemnitees as a result of such Liability (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the members of its Group, on the one hand, and the Indemnitees entitled to contribution, on the other hand, as well as any other relevant equitable considerations.

60

(b) Allocation of Relative Fault. Solely for purposes of determining relative fault pursuant to this Section 4.7: (i) any fault associated with the business conducted with the Delayed SpinCo Assets or Delayed SpinCo Liabilities (except for the gross negligence or intentional misconduct of a member of the Company Group) shall be deemed to be the fault of SpinCo and the other members of the SpinCo Group, and no such fault shall be deemed to be the fault of the Company or any other member of the Company Group; (ii) any fault associated with the business conducted with Delayed Company Assets or Delayed Company Liabilities (except for the gross negligence or intentional misconduct of a member of the SpinCo Group) shall be deemed to be the fault of the Company and the other members of the Company Group, and no such fault shall be deemed to be the fault of SpinCo or any other member of the SpinCo Group; (iii) any fault associated with the ownership, operation or activities of the Company Business prior to the Distribution Effective Time shall be deemed to be the fault of the Company and the other members of the Company Group, and no such fault shall be deemed to be the fault of SpinCo or any other member of the SpinCo Group; and (iv) any fault associated with the ownership, operation or activities of the SpinCo Business prior to the Distribution Effective Time shall be deemed to be the fault of SpinCo and the other members of the SpinCo Group, and no such fault shall be deemed to be the fault of the Company or any other member of the Company Group.

4.8 Covenant Not to Sue. Each Party hereby covenants and agrees that neither it nor the members of its Group nor any Person claiming through it or them shall bring suit or otherwise assert any claim against any Indemnitee, or assert a defense against any claim asserted by any Indemnitee, before any court, arbitrator, mediator or administrative agency anywhere in the world, alleging that: (a) the assumption of any SpinCo Liabilities by SpinCo or a member of the SpinCo Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; (b) the retention of any Company Liabilities by the Company or a member of the Company Group on the terms and conditions set forth in this Agreement and the Ancillary Agreements is void or unenforceable for any reason; or (c) any of the provisions of this Article IV is void or unenforceable for any reason.

4.9 Remedies Cumulative. The remedies provided in this Article IV shall be cumulative and, subject to the provisions of Article VIII, shall not preclude assertion by any Indemnitee of any other rights or the seeking of any other remedies against any Indemnifying Party.

4.10 Survival of Indemnities. The rights and obligations of each of the Company and SpinCo and their respective Indemnitees under this Article IV shall survive (a) the sale or other transfer by either Party or any member of its Group of any assets or businesses or the assignment by it of any liabilities; or (b) any merger, consolidation, business combination, sale of all or substantially all of its Assets, restructuring, recapitalization, reorganization or similar transaction involving either Party or any member of its Group.

61

4.11 Ancillary Agreements Govern.

(a) Notwithstanding any provisions of this Article IV to the contrary, the indemnification and contribution obligations contained herein shall not apply to any Liabilities relating to, arising out of or resulting from any matters addressed by the Tax Matters Agreement and instead the indemnification obligations or contribution obligations set forth in the Tax Matters Agreement shall govern with regard to such Liabilities. In the case of any conflict between Article IV of this Agreement and the Tax Matters Agreement in relation to any matters addressed by the Tax Matters Agreement, the Tax Matters Agreement shall prevail. For the avoidance of doubt, Section 4.5, Section 4.6 and Section 4.7 do not apply to Taxes, which shall be governed by the Tax Matters Agreement. The rights and obligations of the Parties with respect to Production Incentives shall be governed by the Tax Matters Agreement, and in the case of any conflict between this Agreement and the Tax Matters Agreement in relation to any Production Incentives, the Tax Matters Agreement shall prevail.

(b) Notwithstanding any provisions of this Article IV to the contrary, the indemnification and contribution obligations contained herein shall not apply to any Liabilities relating to, arising out of or resulting from any matters addressed by the Employee Matters Agreement and instead the indemnification obligations or contribution obligations set forth in the Employee Matters Agreement shall govern with regard to such Liabilities. In the case of any conflict between Article IV of this Agreement and the Employee Matters Agreement in relation to any matters addressed by the Employee Matters Agreement, the Employee Matters Agreement shall prevail.

(c) Notwithstanding any provisions of this Article IV to the contrary, the indemnification obligations and contribution obligations contained herein shall not apply to any Liabilities relating to, arising out of or resulting from the rights and obligations of the Parties under the Transition Services Agreement and instead the indemnification obligations or contribution obligations set forth in the Transition Services Agreement shall govern with regard to such Liabilities. In the case of any conflict between Article IV of this Agreement and the Transition Services Agreement in relation to any matters addressed by the Transition Services Agreement, the Transition Services Agreement shall prevail.

(d) Notwithstanding any provisions of this Article IV to the contrary, the indemnification obligations and contribution obligations contained herein shall not apply to any Liabilities relating to, arising out of or resulting from the rights and obligations of the Parties under any Commercial Agreement and instead the indemnification obligations or contribution obligations set forth in such Commercial Agreement shall govern with regard to such Liabilities. In the case of any conflict between Article IV of this Agreement and any Commercial Agreement in relation to any matters addressed by such Commercial Agreement, such Commercial Agreement shall prevail.

62

(e) Notwithstanding any provisions of this Article IV to the contrary, the indemnification obligations and contribution obligations contained herein shall not apply to any Liabilities relating to, arising out of or resulting from the rights and obligations of the Parties under any Lease and instead the indemnification obligations or contribution obligations set forth in such Lease shall govern with regard to such Liabilities. In the case of any conflict between Article IV of this Agreement and any Lease in relation to any matters addressed by such Lease, such Lease shall prevail.

4.12 Sole and Exclusive Remedy. Notwithstanding anything herein or in any Ancillary Agreement to the contrary, other than (x) actions for specific performance or injunctive or other equitable relief pursuant to Section 10.14, and (y) the indemnification provisions in Section 2.6(c), Section 5.1(b)(ii), or Section 5.1(e), (i) the indemnification provisions of this Article IV shall be the sole and exclusive remedy of the Parties, the parties to the Transfer Documents and any Indemnitee for any breach of this Agreement or any Transfer Document and for any failure to perform and comply with any covenant or agreement in this Agreement or in any Transfer Document; (ii) each Party and each Indemnitee knowingly, unconditionally and irrevocably and expressly waives and relinquishes any and all rights, claims or remedies it may have with respect to the foregoing other than under this Article IV against any Indemnifying Party; (iii) none of the Parties, the members of their respective Groups or any other Person may bring a claim under any Transfer Document; (iv) any and all claims arising out of, resulting from, or in connection with the Internal Restructuring or the other transactions contemplated in this Agreement must be brought under and in accordance with the terms of this Agreement; and (v) no breach of this Agreement or any Transfer Document shall give rise to any right on the part of any Party or party thereto, after the consummation of the Distribution, to rescind this Agreement, any Transfer Document or any of the transactions contemplated hereby or thereby; provided, however, that with respect to the transactions contemplated by this Agreement (including the Internal Restructuring and Distribution), the Parties may also bring claims arising under the Tax Matters Agreement under and in accordance with the Tax Matters Agreement and claims arising under the Employee Matters Agreement under and in accordance with the Employee Matters Agreement. Each Party shall cause the members of its Group to comply with this Section 4.12.

ARTICLE V

CERTAIN OTHER MATTERS

5.1 Insurance Matters Generally.

(a) The Company and SpinCo agree to cooperate in good faith to provide for an orderly transition of insurance coverage from the date hereof through the Distribution Effective Time. The Company shall, and shall cause the other members of the Company Group to, not (i) exclude or remove SpinCo or any member of the SpinCo Group from coverage that may be available under any Company Policy (other than any self-insurance or fronted insurance) (the “Accessible Company Policies”) with respect to any claim, basis for claim, act, omission, circumstance, fact, occurrence, event, or loss that occurred or existed prior to the Distribution Effective Time that relates to the SpinCo Business, the SpinCo Assets or the SpinCo Liabilities and which would be covered under any such Accessible Company Policy (each of the foregoing, a “Pre-Distribution Effective Time Event”), (ii) terminate, buy back or cancel any such Accessible Company Policy or (iii) amend or modify any Accessible Company Policy (or fail to timely make any required payment under, or take any similar action that would reasonably be expected to result in the termination of, any such policy), in each case of clauses (ii) and (iii), in any manner that would reasonably be expected to materially and adversely impact the availability of recoverable proceeds under any such Accessible Company Policy with respect to any Pre-Distribution Effective Time Events.

63

(b) From and after the Distribution Effective Time, with respect to any Liability incurred by any member of the SpinCo Group prior to the Distribution Effective Time, the Company will provide SpinCo with access to, and SpinCo may, upon prior written notice to the Company in accordance with procedures to be mutually agreed upon and documented by the Parties from time to time (which documented procedures shall be binding upon the Parties), make claims under, Accessible Company Policies, but solely to the extent that such Accessible Company Policies provided coverage for members of the SpinCo Group prior to the Distribution Effective Time; provided, that such access to, and the right to make claims under, such Accessible Company Policies shall be subject to the terms and conditions of such Accessible Company Policies, including any limits on coverage or scope, any deductibles or retentions and other fees and expenses, and shall be subject to the following additional conditions:

(i) SpinCo shall provide written notification to the Company of any request for the Company to pursue a claim on behalf of the applicable member of the SpinCo Group pursuant to this Section 5.1(b), and the Company shall use commercially reasonable efforts to pursue such claim, at SpinCo’s sole cost and expense (to the extent not otherwise covered by such Insurance Policies then in effect prior to the Distribution Effective Time), as promptly as is reasonably practicable;

(ii) SpinCo and the other members of the SpinCo Group shall indemnify, hold harmless and reimburse the Company and the other members of the Company Group for any deductibles, retention, retrospective premium payments, indemnity payments, settlements, judgments, legal fees, allocated claims expenses, claim handling fees and expenses, and other expenses incurred or payable by the Company or any other member of the Company Group to the extent resulting from any pursuit of any claims on behalf of SpinCo or any other members of the SpinCo Group, whether such claims are pursued on behalf of SpinCo or any other members of the SpinCo Group, employees of SpinCo or any other members of the SpinCo Group, or Third Parties; provided that, notwithstanding the foregoing, with respect to Pre-Distribution Effective Time Occurrence-Based Insurance Claims, whether or not known or reported on or prior to the Distribution Date, the Company Group shall be responsible for the reimbursement of any deductible or retention.

(iii) SpinCo shall exclusively bear (and neither the Company nor any other member of the Company Group shall have any obligation to repay or reimburse SpinCo or any other member of the SpinCo Group for) and shall be liable for all excluded, uninsured, uncovered, unavailable or uncollectible amounts of all such claims pursued on behalf of SpinCo or any other member of the SpinCo Group under the Accessible Company Policies as provided for in this Section 5.1(b). In the event an Accessible Company Policy aggregate is exhausted, or reasonably likely to be exhausted, due to noticed claims, the SpinCo Group, on the one hand, and the Company Group, on the

64

other hand, shall be responsible for their pro rata portion of the reinstatement premium, if any, based upon the losses of such Group submitted to the Company’s insurance carrier(s) (including any submissions prior to the Distribution Effective Time). To the extent that the SpinCo Group or the Company Group is allocated more than its pro rata portion of such premium due to the timing of losses submitted to the Company’s insurance carrier(s), the other Party shall promptly pay the first Party an amount so that each Group has been properly allocated its pro rata portion of the reinstatement premium; and

(iv) SpinCo shall, and shall cause the other members of the SpinCo Group to, cooperate and assist the Company and the members of the Company Group and share such information as is reasonably necessary in order to allow the Company and the members of the Company Group to pursue, manage and conduct any claim on behalf of the applicable member of the SpinCo Group under this Section 5.1(b).

(c) For the avoidance of doubt, at and following the Distribution Effective Time, SpinCo, or the applicable member of the SpinCo Group, shall be entitled to the proceeds payable from, and shall assume and be responsible for the reimbursement of any deductible or retention arising from, any Pre-Distribution Effective Time Claims-Based Insurance Claim, in each case to the extent that such claim relates to the SpinCo Business, the SpinCo Assets or the SpinCo Liabilities.

(d) At the Distribution Effective Time, SpinCo shall have in effect all insurance programs required to comply with the contractual obligations of SpinCo and the SpinCo Group and such other Insurance Policies required by Law or as reasonably necessary or appropriate for companies operating a business similar to SpinCo’s.

(e) All payments and reimbursements by SpinCo pursuant to this Section 5.1 shall be made within thirty (30) days after SpinCo’s receipt of an invoice therefor from the Company. If the Company incurs costs to enforce SpinCo’s obligations herein, SpinCo agrees to indemnify and hold harmless the Company for such enforcement costs, including reasonable attorneys’ fees pursuant to Section 4.6.

(f) This Agreement shall not be considered as an attempted assignment of any Insurance Policy or other Insurance Policy-related contract and shall not be construed to waive any right or remedy of any member of the Company Group in respect of any Insurance Policy or other Insurance Policy-related contract.

(g) In the event that any member of the Company Group incurs any Liability prior to or in respect of the period prior to the Distribution Effective Time for which such member of the Company Group is, or claims to be, entitled to coverage under the SpinCo Policies, the same process pursuant to, and other terms of, this Section 5.1 shall apply, substituting the “Company” for “SpinCo” and “SpinCo” for the “Company”, as applicable.

65

5.2 Treatment of Payments for Tax Purposes. For all Tax purposes, the Parties agree to treat (and to cause the applicable members of their Group to treat) (i) any payment required by this Agreement relating to the Internal Restructuring in a manner consistent with the proper treatment of such payment as if such payment had been paid at or immediately prior to the effective time of the applicable step of the Internal Restructuring, (ii) any other payment required by this Agreement in a manner consistent with the proper treatment of such payment as if such payment had been paid immediately prior to the effective time of the Contribution, and (iii) any payment of interest as taxable or deductible, as the case may be, to the Party entitled under this Agreement to retain such payment or required under this Agreement to make such payment, in any case except as otherwise required by applicable Law.

5.3 Inducement. Each of SpinCo and the Company acknowledges and agrees that the other’s willingness to cause, effect and consummate the Separation and the Distribution has been conditioned upon and induced by its covenants and agreements in this Agreement and the Ancillary Agreements, including its assumption or retention of the SpinCo Liabilities or the Company Liabilities, as applicable, pursuant to the Separation and the provisions of this Agreement and its covenants and agreements contained in Article IV.

5.4 Post-Distribution Effective Time Conduct. The Parties acknowledge that, after the Distribution Effective Time, each Party shall be independent of the other Party, with responsibility for its own actions and inactions and its own Liabilities relating to, arising out of or resulting from the conduct of its business, operations and activities following the Distribution Effective Time, except as may otherwise be provided in any Ancillary Agreement, and each Party shall (except as otherwise provided in Article IV) use commercially reasonable efforts to prevent such Liabilities from being inappropriately borne by the other Party.

5.5 Other Covenants. The Parties hereby agree to the matters specified on Schedule 5.5.

ARTICLE VI

EXCHANGE OF INFORMATION; CONFIDENTIALITY

6.1 Agreement for Exchange of Information and Cooperation.

(a) Subject to Section 6.9 and any other applicable confidentiality obligations, the Merger Agreement, any Ancillary Agreement or any other agreements between the Parties, each of the Company and SpinCo, on behalf of itself and each member of its Group, agrees to use commercially reasonable efforts to provide or make available, or cause to be provided or made available, to the other Party and the members of such other Party’s Group, at any time before, at or after the Distribution Effective Time, as soon as reasonably practicable after request therefor, any Information (or a copy thereof) in the possession or under the control of such Party or its Group that the requesting Party or its Group requests to the extent that: (i) such Information relates to the SpinCo Business, or any SpinCo Asset or SpinCo Liability, if SpinCo is the requesting Party, or to the Company Business, or any Company Asset or Company Liability, if the Company is the requesting Party; (ii) such Information is reasonably requested in connection with the requesting Party’s compliance with its obligations under this Agreement or any Ancillary Agreement, or under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking to which it or any

66

member of its Group is a party or by which any of their respective properties or assets are bound; (iii) such Information is reasonably requested in connection with the requesting Party’s compliance with any obligation imposed by any Governmental Authority or under any applicable Law or securities exchange rule or (iv) such Information is reasonably requested in connection with the Company’s consideration of the timing or manner in which it will effect the Debt-for-Debt Exchange or the consummation thereof; provided, however, that, in the event that the Party to whom the request has been made determines that, in the reasonable and good faith judgment of such Party, any such provision of Information could be commercially detrimental to the Party providing the Information, violate any Law or agreement, or waive any privilege available under applicable Law, including any attorney-client privilege, then the Parties shall use commercially reasonable efforts to permit compliance with such obligations to the extent and in a manner that avoids any such harm or consequence; provided, further, that, without limiting the generality of Section 6.6(a), the foregoing shall not apply to any Software or Software Materials (as defined in the Intellectual Property Matters Agreement), requests for which shall be governed exclusively by the Intellectual Property Matters Agreement. The Party providing Information pursuant to this Section 6.1 shall be obligated to provide Tangible Information only in the form, condition and format in which it then exists, and in no event shall such Party be required to perform any improvement, modification, conversion, updating or reformatting of any such Tangible Information, and nothing in this Section 6.1 shall expand the obligations of a Party under Section 6.4.

(b) Without limiting the generality of the foregoing, following the Distribution Effective Time and until the end of the fiscal year during which the Distribution Date occurs (the “Overlapping Fiscal Year”) and for a reasonable time afterwards as required for each Party to prepare consolidated financial statements or complete a financial statement audit for the fiscal year during which the Distribution Date occurs, each Party shall use its commercially reasonable efforts to cooperate with the other Party in its information requests and other reasonable requests to enable: (i) the other Party to meet its applicable financial reporting and related obligations under applicable Laws and securities exchange rules and timetable for dissemination of its earnings releases, financial statements, and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K promulgated under the Exchange Act; (ii) the other Party’s accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements, including, to the extent applicable to such Party, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder and any other applicable Laws; (iii) the other Party to meet its other applicable obligations imposed by any Governmental Authority or under any applicable Law or securities exchange rule; and (iv) the other Party to meet its applicable obligations under any contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking to which it or any member of its Group is a party or by which any of their respective properties or assets are bound.

67

6.2 Ownership of Information. The provision of any Information pursuant to Section 6.1 or 6.7 shall not affect the ownership of such Information or constitute a grant of a license or other rights in or to any such Information (and such ownership or grant of license or other rights shall be determined solely in accordance with the terms of this Agreement and the Ancillary Agreements).

6.3 Compensation for Providing Information. Subject to any Ancillary Agreement or any other agreement between the Parties, a Party requesting Information shall reimburse the other Party for any non de minimis, reasonable costs, if any, of creating, gathering, copying, transporting and otherwise complying with the request with respect to such Information (including any reasonable costs and expenses incurred in any review of Information for purposes of protecting the Privileged Information of the providing Party or in connection with the restoration of backup media for purposes of providing the requested Information). Except as may be otherwise specifically provided elsewhere in this Agreement, any Ancillary Agreement or any other agreement between the Parties, such costs shall be computed in accordance with the providing Party’s standard methodology and procedures.

6.4 Record Retention. To facilitate the possible exchange of Information pursuant to this Article VI and other provisions of this Agreement after the Distribution Effective Time, each Party agrees to use commercially reasonable efforts to retain all Information in its possession or control at the Distribution Effective Time in accordance with the policies or practices of the Company as in effect as of the Distribution Effective Time or such other policies or practices as may be reasonably adopted by such Party after the Distribution Effective Time (provided that such Party notifies the other Party of any such material change) until the earlier of (i) six (6) years following the Distribution Effective Time and (ii) the duration required under such policies; provided, however, that, notwithstanding the foregoing, (a) each Party shall retain all such Information until at least the latest of such date as may be required by applicable Law and (b) any such Information that is subject to a litigation hold must be retained by the applicable Party until such litigation hold is no longer in effect. Notwithstanding the foregoing, Section 8.01 of the Tax Matters Agreement shall govern the retention of Tax Records (as defined in the Tax Matters Agreement) and the Employee Matters Agreement shall govern the retention of employment- and benefits-related records.

6.5 Limitations of Liability. Neither Party shall have any Liability to the other Party in the event that any Information exchanged or provided pursuant to this Agreement is found to be inaccurate in the absence of gross negligence, bad faith or willful misconduct by the Party providing such Information. Neither Party shall have any Liability to any other Party if any Information is destroyed after commercially reasonable efforts by such Party to comply with the provisions of Section 6.4.

6.6 Other Agreements Providing for Exchange of Information.

(a) The rights and obligations granted under this Article VI are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of Information set forth in the Merger Agreement or any Ancillary Agreement.

68

(b) Any Party that receives, pursuant to a request for Information in accordance with this Article VI, Tangible Information that is not relevant to its request shall, at the request of the providing Party, (i) return it to the providing Party or destroy it, at the providing Party’s election, and (ii) deliver to the providing Party a written confirmation that such Tangible Information was returned or destroyed, as the case may be, which confirmation shall be signed by an authorized representative of the requesting Party.

6.7 Production of Witnesses; Records; Cooperation.

(a) After the Distribution Effective Time, except in the case of an adversarial Action or Dispute between the Company and SpinCo or any members of their respective Groups, each Party shall use commercially reasonable efforts to make available to the other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available without undue burden, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be requested in good faith in connection with any Action in which the requesting Party (or member of its Group) may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all costs and expenses in connection therewith.

(b) If an Indemnifying Party chooses to defend or to seek to compromise or settle any Third-Party Claim, the other Party shall make available to such Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available without undue burden, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with such defense or any related settlement or compromise, and shall otherwise cooperate in such defense or any related settlement or compromise.

(c) Without limiting the foregoing, except in the case of an adversarial Action or Dispute between the Company and SpinCo, or any members of their respective Groups, the Parties shall cooperate and consult to the extent reasonably necessary (and cause any members of their respective Groups to cooperate and consult) with respect to any Actions.

(d) The obligation of the Parties to provide witnesses pursuant to this Section 6.7 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses directors, officers, employees, other personnel and agents without regard to whether such person could assert an adverse business interest (subject to the exception set forth in the first sentence of Section 6.7(a)).

69

6.8 Privileged Matters.

(a) The Parties recognize that legal and other professional services that have been and will be provided prior to the Distribution Effective Time (whether by outside counsel, in-house counsel or other legal professionals) have been and will be rendered for the collective benefit of each of the members of the Company Group and the SpinCo Group, and that each of the members of the Company Group and the SpinCo Group should be deemed to be the client with respect to such services for the purposes of asserting all privileges and immunities that may be asserted under applicable Law in connection therewith. The Parties recognize that legal and other professional services will be provided following the Distribution Effective Time, which services shall be rendered solely for the benefit of the Company Group or the SpinCo Group, as the case may be. In furtherance of the foregoing, each Party shall authorize (and shall cause any members of its Group to authorize) the delivery to and/or retention by the other Party of materials existing as of the Distribution Effective Time that are necessary for such other Party to perform such services.

(b) The Parties agree as follows:

(i) The Company shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information (other than the Privileged Information relating solely to the Actions and other matters set forth on Schedule 6.8(b)(ii)) that relates:

(A) solely to the Company Business or solely to any member of the Company Group and not to the SpinCo Business or to a member of the SpinCo Group;

(B) solely to any Company Liabilities resulting from any Actions that are now pending or may be asserted in the future; or

(C) solely to the Actions and other matters set forth in Schedule 6.8(b)(i);

in each case, whether or not the Privileged Information is in the possession or under the control of any member of the Company Group or any member of the SpinCo Group.

(ii) SpinCo shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information (other than the Privileged Information relating solely to the Actions and other matters set forth on Schedule 6.8(b)(i)) that relates:

(A) solely to the SpinCo Business or solely to a member of the SpinCo Group and not to the Company Business or a member of the Company Group;

(B) solely to any SpinCo Liabilities resulting from any Actions that are now pending or may be asserted in the future; or

70

(C) solely to the Actions and other matters set forth in Schedule 6.8(b)(ii);

in each case, whether or not the Privileged Information is in the possession or under the control of any member of the SpinCo Group or any member of the Company Group.

(iii) If the Parties do not agree as to whether certain Information is Privileged Information, then such Information shall be treated as Privileged Information, and the Party that believes that such Information is Privileged Information shall be entitled to control the assertion or waiver of all privileges and immunities in connection with any such Information, unless the Parties otherwise agree.

(iv) Notwithstanding the foregoing, any and all Privileged Information solely to the extent it relates to this Agreement, the Ancillary Agreements, the Merger Agreement, the Transaction Documents and the negotiations, structuring and transactions contemplated hereby and thereby belonging to or possessed by the Company Group prior to the Separation shall be deemed to relate solely to the SpinCo Business. Upon the consummation of the Distribution, (A) any advice given by or communications with each of the Parties set forth on Schedule 6.8(b)(iv), to the extent it directly relates to this Agreement, the Ancillary Agreements, the Merger Agreement, the Transaction Documents and/or negotiations, structuring and transactions contemplated hereby or thereby, shall not be a shared privilege and shall be deemed to relate solely to the SpinCo Business and (B) any advice given or communications with in-house counsel of the Company Group prior to the Separation, to the extent it directly relates to this Agreement, the Ancillary Agreements, the Merger Agreement, the Transaction Documents and/or the negotiations, structuring and transactions contemplated hereby or thereby, shall not be a joint privilege and shall be deemed to relate solely to the SpinCo Business.

(c) Subject to the remaining provisions of this Section 6.8, the Parties agree that they shall have a shared privilege or immunity with respect to all privileges and immunities not allocated pursuant to Section 6.8(b) and all privileges and immunities relating to any Actions or other matters that involve both Parties (or one or more members of their respective Groups) and in respect of which both Parties have Liabilities under this Agreement, and that no such shared privilege or immunity may be waived by either Party without the consent of the other Party. The Parties shall use the procedures set forth in Article VII to resolve any disputes as to whether any Privileged Information relates solely to the Company Business, solely to the SpinCo Business, or to both the Company Business and the SpinCo Business.

(d) If any dispute arises between the Parties or any members of their respective Groups regarding whether a privilege or immunity should be waived to protect or advance the interests of either Party or any member of its Group, each Party agrees that it shall (i) negotiate with the other Party in good faith; (ii) endeavor to minimize any prejudice to the rights of the other Party; and (iii) not unreasonably withhold, condition or delay consent to any request for waiver by the other Party. In addition, each Party specifically agrees that it shall not withhold its consent to the waiver of a privilege or immunity for any purpose except to protect its own legitimate interests.

71

(e) In the event of any adversarial Action or Dispute between the Company and SpinCo, or any members of their respective Groups, either Party may waive a privilege in which the other Party or member of such other Party’s Group has a shared privilege, without obtaining consent pursuant to Section 6.8(c); provided that such waiver of a shared privilege shall be effective only as to the use of Privileged Information with respect to the Action or Dispute between the Parties or the applicable members of their respective Groups, and shall not operate as a waiver of the shared privilege with respect to any Third Party.

(f) Upon receipt by either Party, or by any member of its Group, of any subpoena, discovery or other request that may reasonably be expected to result in the production or disclosure of Privileged Information subject to a shared privilege or immunity or as to which the other Party has the sole right hereunder to assert a privilege or immunity, or if either Party obtains knowledge that any of its, or any member of its respective Group’s, current or former directors, officers, agents or employees has received any subpoena, discovery or other request that may reasonably be expected to result in the production or disclosure of such Privileged Information, such Party shall promptly notify the other Party of the existence of the request (which notice shall be delivered to such other Party no later than five (5) Business Days following receipt of the request) and shall provide the other Party a reasonable opportunity to review the Privileged Information and to assert any rights it or they may have under this Section 6.8 or otherwise to prevent the production or disclosure of such Privileged Information.

(g) Any furnishing of, or access or transfer of, any Information pursuant to this Agreement is made in reliance on the agreement of the Company and SpinCo set forth in this Section 6.8 and in Section 6.9 to maintain the confidentiality of such Information (including Privileged Information) and to assert and maintain all applicable privileges and immunities. The Parties agree that (i) their respective rights to any access to Information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement, and the transfer of Privileged Information between the Parties and members of their respective Groups as needed pursuant to this Agreement, shall not be deemed a waiver of any privilege or immunity that has been or may be asserted under this Agreement or otherwise and (ii) in the event of any exchange by one Party or any member of its Group to the other Party or any member of its Group of any Privileged Information that should not have been transferred pursuant to the terms of this Article VI, the Party receiving such Privileged Information shall promptly return (or cause the applicable member of its Group to return) such Privileged Information to and at the request of the Party that has the right to assert the privilege or immunity.

(h) In connection with any matter contemplated by Section 6.7 or this Section 6.8, the Parties agree to, and to cause the applicable members of their Group to, use reasonable efforts to maintain their respective separate and joint privileges and immunities, including by executing joint defense or common interest agreements to implement or supersede the provisions of Section 6.7 or this Section 6.8 where necessary or useful for this purpose.

72

6.9 Confidentiality.

(a) Confidentiality. Subject to Section 6.10 and, and without prejudice to any longer period that may be provided for in any of the Ancillary Agreements, from and after the Distribution Effective Time until the sixth (6th) anniversary of the Distribution Effective Time, each of the Company and SpinCo, on behalf of itself and each member of its Group, agrees to hold, and to cause its respective Representatives to hold, in strict confidence, with at least the same degree of care that applies to the Company’s confidential and proprietary Information pursuant to policies in effect as of the Distribution Effective Time, all confidential and proprietary Information concerning the other Party or any member of the other Party’s Group or their respective businesses that is either in its possession (including confidential and proprietary Information in its possession prior to the date hereof) or furnished by any such other Party or any member of such other Party’s Group or their respective Representatives at any time pursuant to this Agreement, any Ancillary Agreement or otherwise, and shall not use such confidential and proprietary Information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such confidential and proprietary Information has been (i) in the public domain or generally available to the public, other than as a result of a disclosure by such Party or any member of such Party’s Group or any of their respective Representatives in violation of this Agreement, (ii) later lawfully acquired from other sources by such Party (or any member of such Party’s Group) which sources are not themselves bound by a confidentiality obligation or other contractual, legal or fiduciary obligation of confidentiality with respect to such confidential and proprietary Information, or (iii) independently developed or generated without reference to or use of any proprietary or confidential Information of such other Party or any member of such other Party’s Group. If any confidential and proprietary Information of one Party or any member of its Group is disclosed to the other Party or any member of such other Party’s Group in connection with providing services to such first Party or any member of its Group under this Agreement or any Ancillary Agreement, then such disclosed confidential and proprietary Information shall be used only as required to perform such services.

(b) No Release; Return or Destruction. Each Party agrees not to release or disclose, or permit to be released or disclosed, any information addressed in Section 6.9(a) to any other Person, except its Representatives who need to know such information in their capacities as such (who shall be advised of their obligations hereunder with respect to such information), and except in compliance with Section 6.10. Without limiting the foregoing, when any such Information is no longer needed for the purposes contemplated by this Agreement or any Ancillary Agreement, and is no longer subject to any legal hold or other document preservation obligation, each Party shall promptly, at the request of the other Party, either return to the other Party all such Tangible Information (including all copies thereof and all notes, extracts or summaries based thereon) or notify the other Party in writing that it has destroyed such Tangible Information (and such copies thereof and such notes, extracts or summaries based thereon); provided, that the Parties may retain electronic back-up versions of such Information maintained on routine computer system backup tapes, disks or other backup storage devices; provided further, that any such Information so retained shall remain subject to the confidentiality provisions of this Agreement or any Ancillary Agreement.

73

(c) Third-Party Information; Privacy or Data Protection Laws. Each Party acknowledges that it and the members of its Group may presently have and, following the Distribution Effective Time, may gain access to or possession of confidential or proprietary Information of, or legally protected personal Information relating to, Third Parties (i) that was received under privacy policies or confidentiality or non-disclosure agreements entered into between such Third Parties, on the one hand, and the other Party or members of such other Party’s Group, on the other hand, prior to the Distribution Effective Time or (ii) that, as between the two Parties, was originally collected by the other Party or members of such other Party’s Group and that may be subject to and protected by privacy policies, as well as privacy, data protection or other applicable Laws. Each Party shall hold, protect and use, and shall cause the members of its Group and its and their respective Representatives to hold, protect and use, in strict confidence the confidential and proprietary Information of, or legally protected personal Information relating to, Third Parties in accordance with privacy policies and privacy, data protection or other applicable Laws and the terms of any agreements that were either entered into before the Distribution Effective Time or affirmative commitments or representations that were made before the Distribution Effective Time by, between or among the other Party or members of the other Party’s Group, on the one hand, and such Third Parties, on the other hand. If any additional terms or conditions not set forth in this Section 6.9(c) are necessary in order to ensure that the Parties (and their respective Groups) are in compliance with applicable privacy or data protection Laws with respect to the processing of personal information hereunder, including as a result of a change in any applicable privacy or data protection Laws (or in the interpretation thereof by any Governmental Authority), then the Parties shall negotiate in good faith with a view to agreeing to such necessary additional terms and conditions to address the foregoing (which terms and conditions may be set forth in a Data Processing Agreement or such other data processing addenda, data transfer agreements or similar agreements as the Parties may determine are appropriate).

6.10 Protective Arrangements. In the event that a Party or any member of its Group either determines on the advice of its counsel that it is required to disclose any information pursuant to applicable Law or receives any request or demand under lawful process or from any Governmental Authority to disclose or provide Information of the other Party (or any member of the other Party’s Group) that is subject to the confidentiality provisions hereof, such Party shall notify the other Party (to the extent legally permitted) as promptly as practicable under the circumstances prior to disclosing or providing such Information and shall cooperate, at the expense of the other Party, in seeking any appropriate protective order requested by the other Party. In the event that such other Party fails to receive such appropriate protective order in a timely manner and the Party receiving the request or demand reasonably determines that its failure to disclose or provide such Information shall actually prejudice the Party receiving the request or demand, then the Party that received such request or demand may thereafter disclose or provide Information to the extent required by such Law (as so advised by its counsel) or by lawful process or such Governmental Authority, and the disclosing Party shall promptly provide the other Party with a copy of the Information so disclosed, in the same form and format so disclosed, together with a list of all Persons to whom such Information was disclosed, in each case to the extent legally permitted.

74

ARTICLE VII

DISPUTE RESOLUTION

7.1 Disputes. Except as otherwise provided in any Specified Ancillary Agreement or for disputes concerning the correctness of the calculations in the Statement, which shall be resolved in accordance with the process set forth in Section 2.16, any dispute, controversy or claim arising out of, related to, or in connection with this Agreement or any Ancillary Agreement (including regarding whether any Assets are SpinCo Assets or Company Assets, any Liabilities are SpinCo Liabilities or Company Liabilities or the validity, binding effect, interpretation, performance, breach or termination of this Agreement or any Ancillary Agreement) (a “Dispute”) which arises between the Parties shall be resolved according to the procedures set forth in this Article VII.

7.2 Escalation; Mediation.

(a) It is the intent of the Parties to use their respective commercially reasonable efforts to resolve expeditiously any Dispute that may arise from time to time on a mutually acceptable negotiated basis. In furtherance of the foregoing, any Party involved in a Dispute shall deliver a notice (an “Escalation Notice”) demanding a meeting involving representatives of the Parties who are senior executives with authority to settle the Dispute. A copy of any such Escalation Notice shall be given to the General Counsel, or like officer or official, of each Party (which copy shall state that it is an Escalation Notice pursuant to this Agreement). The proposed agenda, location or means of remote communication, requested senior level management participants and procedures proposed for such discussions or negotiations shall be set forth in the Escalation Notice; provided, however, that the Parties shall use their commercially reasonable efforts to meet (which meeting may be conducted telephonically) within fifteen (15) days of the Escalation Notice. Discussions and correspondence relating to trying to resolve such Dispute shall be treated as confidential and Privileged Information developed for the purpose of settlement and shall be exempt from discovery or production and shall not be admissible in any subsequent proceeding between the Parties.

(b) If the senior executives are unable to resolve the Dispute within thirty (30) days from the Escalation Notice or one Party to the Dispute reasonably concludes that the other Party is not willing to use commercially reasonable efforts to resolve expeditiously such Dispute, then such Party shall have the right to refer the Dispute to mediation by providing written notice to the other Party, and then the Parties shall promptly engage a mediator for the Dispute pursuant to the mediation rules of the American Arbitration Association. Each Party will share the administrative costs of the mediation and the mediator’s fees and expenses equally, and each Party shall bear all of its other costs and expenses related to the mediation, including attorney’s fees, witness fees and travel expenses. The mediation shall take place in New York City unless the parties to such Dispute mutually agree to select an alternative forum.

75

(c) If the Parties cannot resolve the Dispute through mediation within forty-five (45) days of the appointment of the mediator (or the earlier withdrawal thereof), each Party shall be entitled to seek relief in a court of competent jurisdiction pursuant to Section 10.2.

7.3 Interim Relief. Notwithstanding the foregoing provisions of this Article VII, a Party may seek interim measures before a court of competent jurisdiction with respect to a Dispute in accordance with Section 10.2(b) without first complying with the procedures set forth in Sections 7.1 and 7.2 if such action is reasonably necessary to avoid irreparable damage or preserve a party’s rights. Such a request shall not be deemed incompatible with, or a waiver of, Sections 7.1 and 7.2.

7.4 Conduct During Dispute Resolution Process. Unless otherwise agreed in writing, the Parties shall, and shall cause the respective members of their Groups to, continue to honor all commitments under this Agreement and each Ancillary Agreement to the extent required hereby and thereby during the course of dispute resolution pursuant to the provisions of this Article VII unless such commitments are the specific subject of the Dispute at issue.

ARTICLE VIII

FURTHER ASSURANCES AND ADDITIONAL COVENANTS

8.1 Further Assurances.

(a) In addition to the actions specifically provided for elsewhere in this Agreement, each of the Parties shall use its reasonable best efforts prior to, at and after the Distribution Effective Time to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) Without limiting the foregoing, prior to, at and after the Distribution Effective Time, each Party shall cooperate with the other Party, without any further consideration but at the expense of the requesting Party, to execute and deliver, or use its reasonable best efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all Approvals or Notifications of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument, and to take all such other actions as such Party may reasonably be requested to take by the other Party from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the transfers of the SpinCo Assets and the Company Assets and the assignment and assumption of the SpinCo Liabilities and the Company Liabilities and the other transactions contemplated hereby and thereby. Without limiting the foregoing, each Party shall, at the reasonable request of the other Party and at the cost and expense of the other Party, take such other actions as may be reasonably necessary to vest in such other Party good and marketable title to the Assets allocated to such Party under this Agreement or any of the Ancillary Agreements, free and clear of any Security Interest, if and to the extent it is practicable to do so.

76

(c) At or prior to the Distribution Effective Time, the Company and SpinCo, in their respective capacities as direct and indirect stockholders of the members of their Groups, shall each ratify any actions that are reasonably necessary or desirable to be taken by the Company, SpinCo or any of the members of their respective Groups, as the case may be, to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement and all Ancillary Agreements shall not be terminated except by an agreement in writing signed by a duly authorized officer of each of the Company and, unless the Merger Agreement has been terminated in accordance with the terms thereof, Buyer. After the Distribution Effective Time, this Agreement shall not be terminated except by an agreement in writing signed by a duly authorized officer of each of the Parties and, unless the Merger Agreement has been terminated in accordance with the terms thereof, Buyer.

9.2 Effect of Termination. In the event of any termination of this Agreement prior to the Distribution Effective Time, no Party (nor any of its directors, officers or employees) shall have any Liability or further obligation to the other Party by reason of this Agreement. In the event the Merger Agreement is terminated in accordance with the terms thereof, any rights or obligations of Buyer under this Agreement shall automatically terminate and no Party (nor any of its directors, officers or employees) shall have any Liability or obligation to Buyer (or any of their past or present directors, officers, employees, agents, heirs, executors, successors or assigns) by reason of this Agreement.

ARTICLE X

MISCELLANEOUS

10.1 Counterparts; Entire Agreement; Corporate Power.

(a) This Agreement and each Ancillary Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties hereto or the parties thereto, respectively, and delivered to the other Party hereto or parties thereto, respectively.

(b) This Agreement, the Ancillary Agreements and the Exhibits, Schedules and appendices hereto and thereto contain the entire agreement between the Parties with respect to the subject matter hereof, and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein.

77

(c) The Company represents on behalf of itself and each other member of the Company Group, and SpinCo represents on behalf of itself and each other member of the SpinCo Group, as follows:

(i) each such Person has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and each Ancillary Agreement to which it is a party and to consummate the transactions contemplated hereby and thereby; and

(ii) this Agreement and each Ancillary Agreement to which it is a party has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms thereof.

(d) Each Party acknowledges that it and each other Party is executing this Agreement and certain of the Ancillary Agreements by facsimile, stamp or mechanical signature, and that delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Agreement (whether executed by manual, stamp, electronic or mechanical signature) by email in portable document format (PDF) shall be effective as delivery of such executed counterpart of this Agreement or any Ancillary Agreement. Each Party expressly adopts and confirms each such facsimile, stamp or mechanical signature (regardless of whether delivered in person, by mail, by courier or by email in portable document format (PDF)) made in its respective name as if it were a manual signature delivered in person, agrees that it shall not assert that any such signature or delivery is not adequate to bind such Party to the same extent as if it were signed manually and delivered in person and agrees that, at the reasonable request of the other Party at any time, it shall as promptly as reasonably practicable cause each such Ancillary Agreement to be manually executed (any such execution to be as of the date of the initial date thereof) and delivered in person, by mail or by courier.

10.2 Governing Law; Waiver of Jury Trial.

(a) This Agreement and, unless expressly provided therein, each Ancillary Agreement (and any Disputes arising out of or related hereto or thereto or to the transactions contemplated hereby and thereby or to the inducement of any Party to enter herein and therein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed by and construed and interpreted in accordance with the Laws of the State of Delaware irrespective of the choice of laws principles of the State of Delaware including all matters of validity, construction, effect, enforceability, performance and remedies.

(b) Subject to the provisions of Article VII, each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and appellate courts thereof, in any action or proceeding arising out of or relating to this Agreement or any Ancillary Agreement for recognition or enforcement of any judgment relating hereto, and each of the Parties hereby irrevocably

78

and unconditionally (i) agrees not to commence any such action or proceeding except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and appellate courts thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and appellate courts thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts.

(c) EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY ANCILLARY AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND EACH ANCILLARY AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.2(c).

10.3 Assignability. Except as set forth in any Ancillary Agreement, this Agreement and each Ancillary Agreement shall be binding upon and inure to the benefit of the Parties hereto and the parties thereto, respectively, and their respective successors and permitted assigns; provided, however, that neither Party nor any such party thereto may assign its rights or delegate its obligations under this Agreement or any Ancillary Agreement without the express prior written consent of the other Party hereto or other parties thereto, as applicable. Notwithstanding the foregoing, no such consent shall be required for the assignment of a party’s rights and obligations under this Agreement and the Ancillary Agreements (except as may be otherwise provided in any such Ancillary Agreement) in whole (i.e., the assignment of a party’s rights and obligations under this Agreement and all Ancillary Agreements all at the same time) in connection with a change of control or sale of all or substantially all of a Party (or its assets) so long as the resulting, surviving or transferee Person assumes all the obligations of the relevant party thereto by operation of Law or pursuant to an agreement in form and substance reasonably satisfactory to the other Party. Nothing herein is intended to, or shall be construed to, prohibit either Party or any member of its Group from being party to or undertaking a change of control or sale of all or substantially all of a Party (or its assets).

79

10.4 Third-Party Beneficiaries. Except (a) for any Company Indemnitee or SpinCo Indemnitee (in their respective capacities as such) expressly entitled to indemnification rights under this Agreement or any Ancillary Agreement and (b) Buyer, which is an express third party beneficiary of Section 2.13(d), Section 2.17, Section 3.5, Article IX and Section 10.15(a) of this Agreement and of any section of any Ancillary Agreement of which Buyer is an express third party beneficiary thereof as set forth in such Ancillary Agreement, and solely with respect to Section 2.13(d), Section 2.17, Section 3.5, Article IX and Section 10.15(a) of this Agreement, and of any section of any Ancillary Agreement of which Buyer is an express third party beneficiary thereof as set forth in such Ancillary Agreement (provided that the exception set forth in this Section 10.4(b) shall be deemed not to apply if the Merger Agreement has been terminated in accordance with the terms thereof), (i) the provisions of this Agreement and each Ancillary Agreement are solely for the benefit of the Parties hereto and parties thereto, respectively, and are not intended to confer upon any other Person any rights or remedies hereunder, and (ii) there are no third-party beneficiaries of this Agreement or any Ancillary Agreement and neither this Agreement nor any Ancillary Agreement shall provide any Third Party with any remedy, claim, Liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement or any Ancillary Agreement.

10.5 Notices. All notices, requests, claims, demands or other communications under this Agreement and, to the extent applicable and unless otherwise provided therein, under each of the Ancillary Agreements shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service or by e-mail with receipt confirmed (followed by delivery of an original via overnight courier service or by registered or certified mail postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.5):

If to the Company, to:

[New Wonder]

[•]

Attention: [•]

E-mail: [•]

If to SpinCo, to:

[Delight] Global Media, Inc.

[•]

Attention: [•]

E-mail: [•]

A Party may, by notice to the other Party, change the address to which such notices are to be given.

80

10.6 Severability. If any provision of this Agreement or any Ancillary Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or thereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the Parties.

10.7 Force Majeure. No Party shall be deemed in default of this Agreement or, unless otherwise expressly provided therein, any Ancillary Agreement for any delay or failure to fulfill any obligation (other than a payment obligation) hereunder or thereunder so long as and to the extent any delay or failure in the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. In the event of any such excused delay, the time for performance of such obligations (other than a payment obligation) shall be extended for a period equal to the time lost by reason of the delay unless this Agreement has previously been terminated under Article IX. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (a) provide written notice to the other Party of the nature and extent of any such Force Majeure condition and (b) use commercially reasonable efforts to remove any such causes and resume performance under this Agreement and the Ancillary Agreements, as applicable, as soon as reasonably practicable.

10.8 No Set-Off. Except as expressly set forth in any Ancillary Agreement or as otherwise mutually agreed to in writing by the Parties, neither Party nor any member of such Party’s Group shall have any right of set-off or other similar rights with respect to (a) any amounts received pursuant to this Agreement or any Ancillary Agreement or (b) any other amounts claimed to be owed to the other Party or any member of its Group arising out of this Agreement or any Ancillary Agreement.

10.9 Publicity. Each of SpinCo and the Company shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the Separation, the Distribution or any of the other transactions contemplated hereby or under any Ancillary Agreement and prior to making any filings with any Governmental Authority with respect thereto, in each case prior to the issuance or filing thereof, as applicable (including the Form 10, the Parties’ respective Current Reports on Form 8-K to be filed on or shortly after the Distribution Date relating to the Distribution, the Parties’ respective Quarterly Reports on Form 10-Q filed with respect to the fiscal quarter during which the Distribution Date occurs, or if such quarter is the fourth fiscal quarter, the Parties’ respective Annual Reports on Form 10-K filed with respect to the fiscal year during which the Distribution Date occurs (each such Quarterly Report on Form 10-Q or Annual Report on Form 10-K, a “First Post-Distribution Report”)). The requirements of the immediately preceding sentence shall not apply to any press release or other public statements that include only information with respect to the Separation, the Distribution or any of the other transactions contemplated hereby or under any Ancillary Agreement that is consistent with previous statements made by SpinCo and the Company in compliance with this Section 10.9. Each Party’s obligations pursuant to this Section 10.9 shall terminate on the date on which such Party’s First Post-Distribution Report is filed with the SEC.

81

10.10 Expenses. All fees, costs and expenses related to the Separation, the Distribution and the consummation of the transactions contemplated hereby and by the Ancillary Agreements incurred at or prior to the Distribution shall be borne by the Company. Each Party shall bear its own costs and expenses incurred after the Distribution.

10.11 Headings. The Article, Section and paragraph headings contained in this Agreement and in the Ancillary Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or any Ancillary Agreement.

10.12 Survival of Covenants. Except as expressly set forth in this Agreement or any Ancillary Agreement, the covenants, representations and warranties contained in this Agreement and each Ancillary Agreement, and Liability for the breach of any obligations contained herein, shall survive the Separation and the Distribution and shall remain in full force and effect in accordance with their terms.

10.13 Waivers of Default. Waiver by a Party of any default by the other Party of any provision of this Agreement or any Ancillary Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of the other Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement or any Ancillary Agreement shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.

10.14 Specific Performance. Subject to the provisions of Article VII, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement or any Ancillary Agreement, the Party hereto or parties thereto, respectively, who are, or are to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of their respective rights under this Agreement or such Ancillary Agreement, as applicable, in addition to any other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

10.15 Amendments; Waivers.

(a) Amendments. Prior to the closing of the Merger, this Agreement or any Ancillary Agreement (or the Exhibits, Schedules and appendices hereto and thereto, subject to any additional restrictions set forth therein) may be amended, supplemented or modified by and in the sole discretion of the Company upon prior written notice to Buyer but without the approval of Buyer or the stockholders of the Company or any other Person; provided that prior to making any such amendment, supplement or modification that would materially adversely affect Buyer, its Affiliates or the Company Group, the Company shall also obtain Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, further, that written notice to, or consent from, Buyer shall not be required if at or before such amendment, supplement

82

or modification is made, the Merger Agreement has been terminated in accordance with the terms thereof. Following the closing of the Merger, this Agreement or any Ancillary Agreement (or the Exhibits, Schedules and appendices hereto and thereto, subject to any additional restrictions set forth therein) may be amended, supplemented or modified in writing signed by a duly authorized officer of each of the Parties and, unless the Merger Agreement has been terminated in accordance with the terms thereof, Buyer.9

(b) Waivers. No provisions of this Agreement or any Ancillary Agreement shall be deemed waived by a Party unless such waiver is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver.

10.16 Interpretation.

(a) In this Agreement and any Ancillary Agreement, (a) words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other genders as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement (or the applicable Ancillary Agreement) as a whole (including all of the Schedules, Exhibits and Appendices hereto and thereto) and not to any particular provision of this Agreement (or such Ancillary Agreement); (c) Article, Section, Schedule, Exhibit and Appendix references are to the Articles, Sections, Schedules, Exhibits and Appendices to this Agreement (or the applicable Ancillary Agreement) unless otherwise specified; (d) unless otherwise stated, all references to any agreement (including this Agreement and each Ancillary Agreement) shall be deemed to include the Exhibits, Schedules and Annexes to such agreement; (e) the word “including” and words of similar import when used in this Agreement (or the applicable Ancillary Agreement) shall mean “including, without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) unless otherwise specified in a particular case, the word “days” refers to calendar days; (h) references to “Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions are generally authorized or required by law to close in New York, New York; (i) references herein to this Agreement or any other agreement contemplated herein shall be deemed to refer to this Agreement or such other agreement as of the date on which it is executed and as it may be amended, modified or supplemented thereafter, unless otherwise specified; (j) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; and (k) unless otherwise specified, all dollar amounts, including the symbol “$”, refer to the lawful currency of the United States of America.

[9]

Note to Draft: The Company may alternatively amend, supplement or modify this Agreement or any Ancillary Agreement (or the Exhibits, Schedules and appendices hereto and thereto, subject to any additional restrictions set forth therein) as contemplated by Section 10.15 prior to the signing of this Agreement upon prior written notice to Buyer but without the approval of Buyer or the stockholders of the Company or any other Person; provided that prior to making any such amendment, supplement or modification that would materially adversely affect Buyer, its Affiliates or the Company Group, the Company shall also obtain Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

83

(b) In the event of any conflict or inconsistency between the terms of this Agreement and the terms of the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Matters Agreement, the Commercial Agreements, the Data Processing Agreement or the Leases (the “Specified Ancillary Agreements”), the terms of the applicable Specified Ancillary Agreement shall control with respect to the subject matter addressed by such Specified Ancillary Agreement to the extent of such conflict or inconsistency.

(c) In the event of any conflict or inconsistency between the terms of any Specified Ancillary Agreement or this Agreement, on the one hand, and any Transfer Document, on the other hand, including with respect to the allocation of Assets and Liabilities as among the Parties or the members of their respective Groups, such Specified Ancillary Agreement or this Agreement shall control.

10.17 Limitations of Liability. Notwithstanding anything in this Agreement to the contrary, neither SpinCo nor any member of the SpinCo Group, on the one hand, nor the Company or any member of the Company Group, on the other hand, shall be liable under this Agreement to the other for, and “Losses” shall not include, any indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages of the other arising in connection with the transactions contemplated hereby (other than any such Liability paid or payable to a Third Party with respect to a Third-Party Claim for which indemnification hereunder is otherwise required).

10.18 Performance. The Company shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement to be performed by any member of the Company Group. SpinCo shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement to be performed by any member of the SpinCo Group. Each Party (including its permitted successors and assigns) further agrees that it shall (a) give timely notice of the terms, conditions and continuing obligations contained in this Agreement and any applicable Ancillary Agreement to all of the other members of its Group and (b) cause all of the other members of its Group not to take any action or fail to take any such action inconsistent with such Party’s obligations under this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby.

10.19 Mutual Drafting. This Agreement and the Ancillary Agreements shall be deemed to be the joint work product of the Parties and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

[Remainder of page intentionally left blank]

84

IN WITNESS WHEREOF, the Parties have caused this Separation and Distribution Agreement to be executed by their duly authorized representatives as of the date first written above.

[NEW WONDER]

By:
Name:
Title:

[DELIGHT] GLOBAL MEDIA, INC.

By:
Name:
Title:

[Signature Page to Separation and Distribution Agreement]

Exhibit A

Employee Matters Agreement

EMPLOYEE MATTERS AGREEMENT

between

[New Wonder]

on behalf of itself

and the members

of the Company Group,

and

[Delight] Global Media, Inc.,

on behalf of itself

and the members

of the SpinCo Group

Dated as of [•]

-i-

-ii-

EMPLOYEE MATTERS AGREEMENT

This EMPLOYEE MATTERS AGREEMENT (this “Agreement”) is entered into as of [•] by and between [New Wonder] (the “Company”), a Delaware corporation, on behalf of itself and the members of the Company Group, and [Delight] Global Media, Inc. (“SpinCo”), a Delaware corporation, on behalf of itself and the members of the SpinCo Group.

RECITALS

WHEREAS, the Company, acting through itself and its direct and indirect Subsidiaries, currently conducts the Company Business and the SpinCo Business;

WHEREAS, the Company intends to separate the SpinCo Business from the Company Business and form a new publicly traded company to operate the SpinCo Business, in each case, pursuant to the terms and conditions set forth in the Separation and Distribution Agreement, dated as of the date hereof, by and between the Company and SpinCo (the “Separation Agreement”), and the other Ancillary Agreements (including this Agreement); and

WHEREAS, in connection with the Separation and the Distribution (each as defined in the Separation Agreement) and the other transactions contemplated by the Separation Agreement (collectively, the “Transactions”), the Parties wish to enter into this Agreement in respect of certain employee matters.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings set forth below:

“Adjusted Post-2025 PRSU Award” means a Post-2025 PRSU Award, as adjusted as of the Distribution Effective Time in accordance with Article VIII.

“Adjusted Company Option Award” means a Company Option Award, as adjusted as of the Distribution Effective Time in accordance with Article VIII.

“Adjusted Company RSU Award” means a Company RSU Award, as adjusted as of the Distribution Effective Time in accordance with Article VIII.

“Affiliate” shall have the meaning ascribed to it in the Separation Agreement.

“Agreement” means this Employee Matters Agreement, including all the exhibits hereto, and all amendments made hereto from time to time.

“Ancillary Agreement” shall have the meaning ascribed to it in the Separation Agreement.

“Applicable TSA Period” means, only for any Company Group Employee or SpinCo Group Employee directly involved in providing transition services to the SpinCo Group or Company Group, as applicable, pursuant to the applicable Transition Services Agreement, the period from the Distribution Effective Time through the date on which the obligation to provide all such transition services under the Transition Services Agreement has terminated.

“Assets” shall have the meaning ascribed to it in the Separation Agreement.

“Benefit Plans” mean any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential liability is borne. Benefit Plans include, but are not limited to, “employee benefit plans” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), “voluntary employees’ beneficiary associations,” under Section 501(c)(9) of the Code, employment, consulting, retirement, severance, termination or change in control agreements and deferred compensation, gratuity, termination allowance, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, vacation, fringe or other benefits, or remuneration of any kind.

“Buyer Cash Awards” shall have the meaning set forth in Section 8.3(b).

“COBRA” means the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Section 4980B of the Code and Sections 601 through 608 of ERISA.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” shall have the meaning ascribed to it in the preamble to this Agreement.

“Company Annual Bonus Plan” shall have the meaning set forth in Section 10.3(a).

“Company Board” means the Board of Directors of the Company.

“Company Business” shall have the meaning ascribed to it in the Separation Agreement.

“Company Common Stock Fund” means the unitized stock fund investment option offered or to be offered under the Company U.S. Savings Plan, with a value based on the value of Company Shares and the cash liquidity component held thereunder.

“Company Compensation Committee” shall have the meaning set forth in Section 8.6(a).

“Company Conversion Ratio” means the quotient obtained by dividing (x) the Pre-Spin Company Stock Value, by (y) the Post-Spin Company Stock Value.

“Company Directors Deferral Plan” means the Warner Bros. Discovery, Inc. Non-Employee Directors Deferral Plan.

“Company DSU Award” means each Company RSU Award (or portion thereof) granted to a current or former non-employee director of the Company under a Company Equity Plan that has vested and the settlement of which into Company Shares has been deferred pursuant to a timely deferral election made by such current or former non-employee director.

“Company Employee Assets” shall have the meaning set forth in Section 11.1.

“Company Employee Liabilities” shall have the meaning set forth in Section 11.1.

“Company Equity Awards” means, collectively, the Company Option Awards, Company PRSU Awards and Company RSU Awards.

“Company Equity Plans” means, collectively, the Amended and Restated Warner Bros. Discovery, Inc. Stock Incentive Plan, the Warner Bros. Discovery 2005 Non-Employee Director Incentive Plan, the Warner Bros. Discovery 2013 Incentive Plan and any other equity incentive compensation plan or arrangement maintained by the Company as of immediately before the Distribution Effective Time (in each case, as amended and/or restated from time to time).

“Company Flexible Spending Accounts Plan” shall have the meaning set forth in Section 6.2.

“Company Group” shall have the meaning ascribed to it in the Separation Agreement.

“Company Group Employee” means, as of any applicable time from and after the Distribution Effective Time, (i) a current employee of a Company Group Member (including any such employee who is an Inactive Employee and excluding any non-payroll workers), (ii) any individual who, although deemed to be an employee of the SpinCo Group under Transfer Regulations due to such individual’s rendering of services to the SpinCo Group pursuant to the Transition Services Agreement or otherwise, is designated by the Parties to be a Company Group Employee or (iii) a Seconded Company Group Employee.

“Company Group Member” means a member of the Company Group (including Company).

“Company Health & Welfare Plans” shall have the meaning set forth in Section 6.1(a).

“Company Labor Agreement” means any agreement with any Employee Representative Body to which a member of the Group is a party or bound by and that primarily pertains to Company Group Employees.

“Company Multiemployer Plan” means any multiemployer plan within the meaning of section 4001(a)(3) of ERISA with respect to which a Company Group Member is or was a participating employer.

“Company Non-Qualified Plan” means each Company Retained Non-Qualified Plan and each Company Splitting Non-Qualified Plan.

“Company Option Award” means an option to purchase Company Shares granted under a Company Equity Plan.

“Company Participant” means any individual who is a Company Group Employee, a Former Company Group Employee or a beneficiary, dependent or alternate payee of any of the foregoing.

“Company Plan” means any Benefit Plan sponsored or maintained by the Company or any Company Group Member.

“Company PRSU Award” means an award of units under a Company Equity Plan representing a general unsecured promise by the Company to deliver Company Shares (or the cash equivalent thereof) upon the satisfaction of a performance-based vesting condition.

“Company Retained Non-Qualified Plan” means each Benefit Plan separately identified on Exhibit A to this Agreement as a Company Retained Non-Qualified Plan.

“Company Retained Non-U.S. DB Plan” means each Benefit Plan separately identified on Exhibit C to this Agreement as a Company Retained Non-U.S. DB Plan.

“Company RSU Award” means an award of units under a Company Equity Plan representing a general unsecured promise by the Company to deliver Company Shares (or the cash equivalent thereof) upon the satisfaction of a vesting requirement (other than a performance based vesting requirement).

“Company Shares” shall mean “Company Shares” (as defined in the Separation Agreement).

“Company Splitting Non-Qualified Plan” means each Benefit Plan separately identified on Exhibit A to this Agreement as a Company Splitting Non-Qualified Plan.

“Company Splitting Non-U.S. DB Plan” means each Benefit Plan separately identified on Exhibit C to this Agreement as a Company Splitting Non-U.S. DB Plan.

“Company SRP” means the Warner Bros. Discovery, Inc. Supplemental Retirement Plan.

“Company Stock Value Ratio” means the quotient obtained by dividing (x) the Pre-Spin Company Stock Value by (y) the sum of (1) the Distributed SpinCo Stock Value and (2) the Post-Spin Company Stock Value.

“Company Transferring Employees” means employees who are transferred or assigned from a Company Group Member to a SpinCo Group Member pursuant to Article II.

“Company U.S. Savings Plan” shall have the meaning set forth in Section 4.2(a).

“Corporate Services” means services of the type provided by employees in the following Group corporate functions: (i) Enterprise Technology & Operations, (ii) Finance, (iii) Global Content Operations, (iv) Global Business Services, (v) U.S. Ad Sales, (vi) People and Culture, (vii) Legal, (viii) Distribution, (ix) Communications and Government Affairs, (xi) Revenue and Strategy Communications and Leadership, (xiii) Procurement, (xiv) Real Estate, (xv) Transformation, (xvi) Corporate Development & Strategy, (xvii) Aviation & Security, and (xviii) the Office of the Chief Executive Officer.

“Distributed SpinCo Stock Value” means the product obtained by multiplying (x) the Post-Spin SpinCo Stock Value by (y) the Distribution Ratio.

“Distribution Date” shall have the meaning ascribed to it in the Separation Agreement.

“Distribution Effective Time” shall have the meaning ascribed to it in the Separation Agreement.

“Distribution Ratio” means the number of SpinCo Shares each Record Holder (defined in the Separation Agreement) is entitled receive for every Company Share held by such Record Holder pursuant to Section 3.4(b) of the Separation Agreement.

“DOL” means the U.S. Department of Labor.

“Employee Recoupment Asset” means a member of the Group’s right to repayment from a current or former employee or other service provider in respect of a tax reconciliation or equalization payment, sign-on bonus payment, relocation expense payment, tuition payment, reimbursement, loan or other similar item, including any agreement related thereto.

“Employee Representative Body” means any union, works council, or other agency or representative body certified or otherwise recognized for the purposes of bargaining collectively or established for the purposes of notification of or consultation on behalf of any employees.

“Employer Method Option Award” means each Company Option Award (i) held by a Company Group Employee or Former Company Group Employee, (ii) held by any SpinCo Group Employee or Former SpinCo Group Employee residing in a jurisdiction specified on Schedule 1 to Exhibit D to this Agreement or who is subject to taxation in a jurisdiction specified on Schedule 2 to Exhibit D to this Agreement, in each case, as of immediately prior to the Distribution Effective Time.

“Employer Method PRSU Award” means each Company PRSU Award (i) held by a Company Group Employee or Former Company Group Employee, (ii) held by any SpinCo Group Employee or Former SpinCo Group Employee residing in a jurisdiction specified on Schedule 1 to Exhibit D to this Agreement or who is subject to taxation in a jurisdiction specified on Schedule 2 to Exhibit D to this Agreement, in each case, as of immediately prior to the Distribution Effective Time or (iii) granted prior to the Distribution Effective Time in calendar years 2026 or 2027.

“Employer Method RSU Award” means each Company RSU Award (i) held by a Company Group Employee or Former Company Group Employee, (ii) held by any SpinCo Group Employee or Former SpinCo Group Employee residing in a jurisdiction specified on Schedule 1 to Exhibit D to this Agreement or who is subject to taxation in a jurisdiction specified on Schedule 2 to Exhibit D to this Agreement, in each case, as of immediately prior to the Distribution Effective Time or (iii) granted prior to the Distribution Effective Time in calendar years 2026 or 2027.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974, as amended.

“Former Group Employee” means any Former SpinCo Group Employee or Former Company Group Employee.

“Former Company Group Employee” means any individual who, as of immediately prior to the Distribution Effective Time, is a former employee of a member of the Group, or any of their respective predecessors or former Affiliates, and who is not a Former SpinCo Group Employee.

“Former SpinCo Group Employee” means any individual who, as of immediately prior to the Distribution Effective Time is a former employee of a member of the Group, or any of their respective predecessors or former Affiliates, and who, upon his or her last termination of employment with all members of the Group and their respective predecessors or former Affiliates was identified in the system then of record as an employee of an entity as of the date hereof that is a SpinCo Group Member (or predecessor of a SpinCo Group Member).

“Governmental Authority” shall have the meaning ascribed to it in the Separation Agreement.

“Garden Leave Payments” means continued salary payments and other payments and benefits provided to a departing employee of the Group for any notice period immediately prior to such employee’s employment termination date during which the employee is instructed by a member of the Group not to attend the workplace or carry out their normal employment duties.

“Group” means the Company and each of its Subsidiaries, including each SpinCo Group Member and each other Company Group Member.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.

“Inactive Employee” means an employee who is not actively working as a result of an illness, injury or leave of absence (including short-term or long-term disability).

“Information” shall have the meaning ascribed to it in the Separation Agreement.

“IRS” means the U.S. Internal Revenue Service or any successor agency.

“Laws” shall have the meaning ascribed to it in the Separation Agreement.

“Legacy Corporate Employee” means each former employee of the Group and each current employee of the Group receiving Garden Leave Payments, in each case, who ceased to be an active employee of the Group prior to the Distribution Date and who at the time such individual ceased to be an active employee primarily provided Corporate Services to the Group.

“Liabilities” shall have the meaning ascribed to it in the Separation Agreement.

“Merger Agreement” shall have the meaning ascribed to it in the Separation Agreement.

“Mirror Company Non-Qualified Plan” shall have the meaning set forth in Section 5.1.

“Mirror SpinCo Non-Qualified Plan” shall have the meaning set forth in Section 5.1.

“Mirror SpinCo SRP” means the Mirror SpinCo Non-Qualified Plan associated with the Company SRP.

“NASDAQ” means The NASDAQ Stock Market LLC.

“Net Pre-Spin Corporate Bonus Amount” shall have the meaning set forth in Section 10.3(a)(i).

“NYSE” means the New York Stock Exchange.

“Other Company Service Provider” means, as of any time from and after the Distribution Effective Time, any individual who is providing services to one or more Company Group Members as an independent contractor, temporary employee, temporary service worker, consultant, freelancer, agency employee, leased employee, on-call worker, incidental worker or non-payroll worker or any other individual in any other non-employment or retainer arrangement or other similar relationship.

“Other SpinCo Service Provider” means, as of any time from and after the Distribution Effective Time, any individual who is providing services to one or more SpinCo Group Members as an independent contractor, temporary employee, temporary service worker, consultant, freelancer, agency employee, leased employee, on-call worker, incidental worker or non-payroll worker or any other individual in any other non-employment or retainer arrangement or other similar relationship.

“Party” means a party to this Agreement.

“PEOs” shall have the meaning set forth in Section 2.4.

“Person” shall have the meaning ascribed to it in the Separation Agreement.

“Post-2025 PRSU Award” means a Company PRSU Award granted prior to the Distribution Effective Time in calendar year 2026 or 2027.

“Post-Separation Coverage Period” shall have the meaning set forth in Section 6.1(a).

“Post-Spin Company Stock Value” means the closing price of a Company Share on NASDAQ trading on the “regular way” basis on NASDAQ on the Distribution Date (or if the Distribution Date is not a trading day, the first trading day after the Distribution Date).

“Post-Spin SpinCo Stock Value” means the closing price of a SpinCo Share on NASDAQ or NYSE (as applicable) trading on the “regular way” basis on NASDAQ or NYSE (as applicable) on the Distribution Date (or if the Distribution Date is not a trading day, the first trading day after the Distribution Date).

“Pre-Spin Bonus Accrual” shall have the meaning set forth in Section 10.3(a)(ii).

“Pre-Spin Corporate Bonus Amount” shall have the meaning set forth in Section 10.3(a)(i).

“Pre-Spin Performance Period” shall have the meaning set forth in Section 10.3(a)(i).

“Pre-Spin Company Stock Value” means the closing price of a Company Share on NASDAQ trading on the “regular way” basis (inclusive of SpinCo value) on NASDAQ on the last trading day preceding the Distribution Date.

“Relevant Territories” means those jurisdictions and/or countries in which both Parties operate, market, distribute or otherwise make available their services to customers as at the Distribution Effective Time and/or during the Applicable TSA Period.

“Restricted Employee” shall have the meaning set forth in Section 3.5(a).

“Scripps Pension Plan” shall have the meaning set forth in Section 4.1.

“Seconded Company Group Employees” shall have the meaning set forth in Section 2.5.

“Seconded SpinCo Group Employees” shall have the meaning set forth in Section 2.5.

“Section 125 Cafeteria Plan” means a Benefit Plan intended to qualify as a cafeteria plan under Section 125 of the Code and that allows eligible employees to pay for certain benefits on a pre-tax basis.

“Separation Agreement” shall have the meaning ascribed to it in the recitals to this Agreement.

“Shareholder Method Option Award” means any Company Option Award other than an Employer Method Option Award.

“Shareholder Method PRSU Award” means any Company PRSU Award other than an Employer Method PRSU Award.

“Shareholder Method RSU Award” means any Company RSU Award (including Company RSU Awards granted under the Warner Bros. Discovery 2005 Non-Employee Director Incentive Plan) other than an Employer Method RSU Award.

“SpinCo” shall have the meaning ascribed to it in the preamble to this Agreement.

“SpinCo Post-2025 PRSU Award” means an award of units representing a general unsecured promise by SpinCo to deliver SpinCo Shares (or the cash equivalent thereof) upon the satisfaction of a performance-based vesting condition.

“SpinCo Annual Bonus Plan” shall have the meaning set forth in Section 10.3(a).

“SpinCo Board” means the Board of Directors of SpinCo.

“SpinCo Business” shall have the meaning ascribed to it in the Separation Agreement.

“SpinCo Common Stock Fund” means the unitized stock fund investment option offered or to be offered under the SpinCo U.S. Savings Plan, with a value based on the value of SpinCo Shares and the cash liquidity component held thereunder.

“SpinCo Conversion Ratio” means the quotient obtained by dividing (x) the Pre-Spin Company Stock Value, by (y) the Post-Spin SpinCo Stock Value.

“SpinCo Directors Deferral Plan” shall have the meaning set forth in Section 9.2.

“SpinCo Employee Assets” shall have the meaning set forth in Section 11.1.

“SpinCo Employee Liabilities” shall have the meaning set forth in Section 11.1.

“SpinCo Equity Awards” means a Company Equity Award assumed and adjusted by SpinCo in accordance with Section 8.1 or Section 8.2.

“SpinCo Equity Plans” shall have the meaning set forth in Section 8.1.

“SpinCo Flexible Spending Accounts Plan” shall have the meaning set forth in Section 6.1(b).

“SpinCo Group” shall have the meaning ascribed to it in the Separation Agreement.

“SpinCo Group Employee” means, as of any applicable time from and after the Distribution Effective Time, (i) a current employee of a SpinCo Group Member (including any such employee who is an Inactive Employee and excluding any non-payroll workers), (ii) any individual who, although deemed to be an employee of the Company Group under Transfer Regulations due to such individual’s rendering of services to the Company Group pursuant to the Transition Services Agreement or otherwise, is designated by the Parties to be a SpinCo Group Employee or (iii) a Seconded SpinCo Group Employee.

“SpinCo Group Member” shall mean a member of the SpinCo Group (including SpinCo).

“SpinCo Health & Welfare Plans” shall have the meaning set forth in Section 6.1(b).

“SpinCo Labor Agreement” means any agreement with any Employee Representative Body to which a member of the Group is a party or bound by and that primarily pertains to SpinCo Group Employees.

“SpinCo Non-Qualified Plan” means each Benefit Plan Separately identified on Exhibit A to this Agreement as a SpinCo Retained Non-Qualified Plan and a SpinCo Splitting Non-Qualified Plan.

“SpinCo Option Award” means an option to purchase SpinCo Shares that is granted under a SpinCo Equity Plan pursuant to Article VIII.

“SpinCo Participant” means any individual who is a SpinCo Group Employee, a Former SpinCo Group Employee or a beneficiary, dependent or alternate payee of any of the foregoing.

“SpinCo Plan” means any Benefit Plan sponsored or maintained by SpinCo or any SpinCo Group Member.

“SpinCo Retained Non-Qualified Plan” means each Benefit Plan separately identified on Exhibit A to this Agreement as a SpinCo Retained Non-Qualified Plan.

“SpinCo Retained Non-U.S. DB Plan” means each Benefit Plan separately identified on Exhibit C to this Agreement as a SpinCo Retained Non-U.S. DB Plan.

“SpinCo RSU Award” means an award of units representing a general unsecured promise by SpinCo to deliver SpinCo Shares (or the cash equivalent thereof) upon the satisfaction of a vesting requirement (other than a performance based vesting requirement).

“SpinCo Shares” shall have the meaning ascribed to it in the Separation Agreement.

“SpinCo Splitting Non-Qualified Plan” means each Benefit Plan separately identified on Exhibit A to this Agreement as a SpinCo Splitting Non-Qualified Plan.

“SpinCo Splitting Non-U.S. DB Plan” means each Benefit Plan separately identified on Exhibit C to this Agreement as a SpinCo Splitting Non-U.S. DB Plan.

“SpinCo Stock Value Ratio” means the quotient obtained by dividing (x) the Pre-Spin Company Stock Value by (y) the sum of (1) the Post-Spin SpinCo Stock Value and (2) the quotient obtained by dividing (A) the Post-Spin Company Stock Value by (B) the Distribution Ratio.

“SpinCo Transferring Employees” means employees who are transferred or assigned from a SpinCo Group Member to a Company Group Member pursuant to Article II.

“SpinCo U.S. Savings Plan” shall have the meaning set forth in Section 4.2(b).

“Subsidiary” shall have the meaning ascribed to it in the Separation Agreement.

“Sunset Period” shall have the meaning set forth in Section 4.2(d)(i).

“Tax” shall have the meaning ascribed to it in the Tax Matters Agreement.

“Tax Matters Agreement” shall have the meaning ascribed to it in the Separation Agreement.

“Transactions” shall have the meaning ascribed to it in the Recitals to this Agreement. For the avoidance of doubt, references to the Transactions herein shall not be deemed to refer to the Merger (as defined in the Separation Agreement).

“Transfer Regulations” means any Laws implementing EC Directive 2001/23/EC (the Acquired Rights Directive) and, in respect of any non-European Union jurisdictions, any analogous legislation providing for the automatic transfer of employees on a transfer of an undertaking (including but not limited to, in respect of the United Kingdom, the Transfer of Undertakings (Protection of Employment) Regulations 2006)).

“Transferring Director” means each member of the SpinCo Board as of immediately prior to the Distribution Effective Time who served on the Company Board immediately prior to the Distribution Effective Time and who ceased to serve on the Company Board as of the Distribution Effective Time.

“Transition Services Agreement” shall have the meaning ascribed to it in the Separation Agreement.

“U.S.” means the United States of America.

ARTICLE II

EMPLOYEE TRANSFERS

Section 2.1 Pre-Separation Transfers. Except as otherwise agreed in writing between the Parties, the Parties shall, or shall cause the applicable members of the Group to, take all actions necessary to ensure that each individual designated by the Parties to be a SpinCo Group Employee following the Distribution Effective Time (including any such individual who is an Inactive Employee as of the Distribution Effective Time) is employed by a SpinCo Group Member and each individual designated by the Parties to be a Company Group Employee following the Distribution Effective Time (including any such individual who is an Inactive Employee as of the Distribution Effective Time) is employed by a Company Group Member, in each case, as of no later than immediately prior to the Distribution Effective Time. Except as otherwise agreed between the Parties, the Parties shall, or shall cause the applicable members of the Group to, take all actions necessary to ensure that all individuals designated by the Parties to be Other SpinCo Service Providers following the Distribution Effective Time are engaged by a SpinCo Group Member and all individuals designated by the Parties to be Other Company Service Providers following the Distribution Effective Time are engaged by a Company Group Member, in each case, as of no later than immediately prior to the Distribution Effective Time.

Section 2.2 Continuity of Employment. Except as required by applicable Law, no Company Group Employee or SpinCo Group Employee shall be deemed by any Company Group Member or SpinCo Group Member to have incurred a termination of employment in connection with the Transactions or any transfer or assignment of employment pursuant to Section 2.1, in each case, that would entitle such Company Group Employee or SpinCo Group Employee to severance payments or benefits under any Company Plan or SpinCo Plan or result in the forfeiture of unvested awards or benefits received from any member of the Group. The Parties shall use commercially reasonable efforts to ensure that, to the extent possible, transfers or assignments of employment pursuant to Section 2.1 do not create any rights to severance payments or benefits under applicable Law and that, consistent with Section 3.3, such transfers do not result in a loss of service credit or seniority by the transferred employee.

Section 2.3 Labor Matters. Prior to the Distribution Date, the Parties (to the extent applicable) shall satisfy all legal or contractual requirements that may apply to them between the date of this Agreement and the Distribution Date to provide notice to, or to enter into any consultation or bargaining procedure with, any employee or any Employee Representative Body representing any employee, in connection with the Transactions. To the extent applicable, each Party (and each of its respective Affiliates) agrees to cooperate and use its reasonable best efforts to assist the other Party in satisfying information and consultation obligations owed to any Employee Representative Body in relation to the Transactions.

Section 2.4 Use of PEOs. To the extent necessary, SpinCo and the Company will engage third-party “professional employer organizations” or “employers of record” (“PEOs”) to act as the legal employer of Company Transferring Employees or SpinCo Transferring Employees, respectively, in jurisdictions where no SpinCo Group Member or Company Group Member, as applicable, is available to serve as the legal employer of such employees. Individuals who become employed by a PEO engaged by a SpinCo Group Member shall be “SpinCo Group Employees,” and individuals who become employed by a PEO engaged by a Company Group Member shall be “Company Group Employees,” for purposes of this Agreement.

Section 2.5 Seconded Employees. Concurrently with the execution of this Agreement, the Parties may enter into one or more employee secondment agreements pursuant to which from and after the Distribution Effective Time for the time period set forth therein certain SpinCo Group Employees will be fully dedicated or committed to the Company Group (the “Seconded SpinCo Group Employees”) and/or certain Company Group Employees will be fully dedicated or committed to the SpinCo Group (the “Seconded Company Group Employees”). Notwithstanding anything to the contrary herein, all such Seconded SpinCo Group Employees shall be treated as “SpinCo Group Employees” and all such Seconded Company Group Employees shall be treated as “Company Group Employees” for all purposes of this Agreement.

Section 2.6 No Transfer of Employees on Termination of Transition Services.

(a) Except as may be otherwise acknowledged in writing between the Parties, it is the intention of both the Company and SpinCo that, on the termination of any Transition Services Agreement (or the termination of any services to be provided under any such Transition Services Agreement), no SpinCo Group Employee shall transfer by operation of any applicable Transfer Regulations to the Company Group and no Company Group Employee shall transfer by operation of any Transfer Regulations to the SpinCo Group, and the Parties agree to use commercially reasonable efforts to achieve the foregoing in this Section 2.6(a).

(b) If, irrespective of the intention of the Company and SpinCo as set out in Section 2.6(a) above, a court of competent jurisdiction determines, or it is alleged by any Company Group Employee or SpinCo Group Employee that the employment of any Company Group Employee or SpinCo Group Employee has, in connection with the termination of any Transition Services Agreement (or any services to be provided under any such Transition Services Agreement), transferred automatically by operation of any applicable Transfer Regulations to the SpinCo Group or Company Group, respectively, then:

(i) in relation to any such Company Group Employee, the relevant SpinCo Group Member may (but is not obligated to), terminate the employment of such Company Group Employee within 30 days of becoming aware of such determination or allegation, in which case the Company shall (or shall cause a Company Group Member to) indemnify SpinCo in respect of any Liabilities incurred by the SpinCo Group arising out of the employment and termination of employment of such Company Group Employee by the SpinCo Group (provided that, in implementing any such termination of employment, the relevant SpinCo Group Member has taken all reasonable steps to minimize the Liabilities that may be incurred by reason of such termination, including but not limited to complying with any dismissal or termination procedures that are required under applicable Law in order for such dismissal to be recognized as lawful); or

(ii) in relation to any such SpinCo Group Employee, the relevant Company Group Member may (but is not obligated to), terminate the employment of such SpinCo Group Employee within 30 days of becoming aware of such finding or allegation, in which case SpinCo shall (or shall cause a SpinCo Group Member to) indemnify the Company in respect of any Liabilities incurred by the Company Group arising out of the employment and termination of employment of such SpinCo Group Employee by the Company Group (provided that, in implementing any such termination of employment, the relevant Company Group Member has taken all reasonable steps to minimize the Liabilities that may be incurred by reason of such termination, including but not limited to complying with any dismissal or termination procedures that are required under applicable Law in order for such dismissal to be recognized as lawful).

ARTICLE III

GENERAL PRINCIPLES

Section 3.1 Assumption and Retention of Liabilities.

(a) As of the Distribution Date, except as otherwise expressly provided for in this Agreement, SpinCo shall, or shall cause one or more SpinCo Group Members to, assume or retain and SpinCo hereby agrees to pay, perform, fulfill and discharge, in due course in full (i) all Liabilities under all SpinCo Plans and SpinCo Labor Agreements, whether arising before, on or after the Distribution Date (ii) all Liabilities with respect to the employment, engagement, service, retirement, termination of employment or termination of service of all SpinCo Group Employees, Former SpinCo Group Employees, their respective dependents and beneficiaries, and Other SpinCo Service Providers, whether arising before, on or after the Distribution Date, and (iii) any other Liabilities expressly assumed by or retained by the SpinCo Group under this Agreement.

(b) As of the Distribution Date, except as otherwise expressly provided for in this Agreement, the Company shall, or shall cause one or more members of the Company Group to, assume or retain and the Company hereby agrees to pay, perform, fulfill and discharge, in due course in full (i) all Liabilities under all Company Plans and Company Labor Agreements, whether arising before, on or after the Distribution Date, (ii) all Liabilities with respect to the employment, engagement service, retirement, termination of employment or termination of service of all Company Group Employees, Former Company Group Employees, their dependents and beneficiaries and Other Company Service Providers, whether arising before, on or after the Distribution Date, (iii) any other Liabilities expressly assumed or retained by the Company Group under this Agreement and (iv) all Liabilities under all Company Multiemployer Plans, whether arising before, on or after the Distribution Date.

Section 3.2 Participation in Benefit Plans. Except as otherwise expressly provided for in this Agreement or as required by applicable Law (including any Transfer Regulations) or the terms of a SpinCo Labor Agreement or Company Labor Agreement, as applicable, as of the Distribution Effective Time, each SpinCo Participant and Other SpinCo Service Provider shall cease to be an active participant in any Company Plan and each Company Participant and Other Company Service Provider shall cease to be an active participant in any SpinCo Plan, and the Company and SpinCo shall take all necessary action to effectuate each such cessation.

Section 3.3 Service Recognition. SpinCo shall give each SpinCo Participant full credit for purposes of eligibility, vesting, determination of level of benefits, and, to the extent applicable, benefit accruals under any SpinCo Plan for such SpinCo Participant’s service with any member of the Group prior to the Distribution Date to the same extent such service was recognized by the corresponding Company Plans immediately prior to the Distribution Date; provided, however, that such service shall not be recognized (i) for purposes of benefit accruals under any Benefit Plan that is a defined benefit pension plan (other than as expressly set forth in Section 7.1(b)) or (ii) to the extent that such recognition would result in the duplication of benefits. In addition, for a period of twelve (12) months from the Distribution Effective Time or, if longer, during an employee’s Applicable TSA Period, if (i) a SpinCo Group Employee’s employment with the SpinCo Group or a Company Group Employee’s employment with the Company Group terminates, (ii) the restrictions set forth in Section 3.5(a) do not apply to such employee due to the applicability of the exclusions set forth in either Section 3.5(b)(ii) or Section 3.5(b)(iii), and (iii) such employee is then hired by a Company Group Member or SpinCo Group Member, respectively, then, to the extent administratively feasible, and to the extent provided for and subject to the same limitations and exclusions set forth in the preceding sentence, the Company or SpinCo (as applicable) shall give such employee credit for such employee’s prior service with the SpinCo Group or the Company Group (as applicable).

Section 3.4 No Change of Control. The Parties hereto agree that none of the Transactions constitutes a “change in control,” “change of control” or similar term, as applicable, within the meaning of any Company Plan or SpinCo Plan.

Section 3.5 Mutual Non-Solicitation. The Company and SpinCo each acknowledge and agree, in light of the significant time and attention they have invested to determine which individuals should continue their employment as Company Group Employees and which individuals should continue their employment as SpinCo Group Employees, which is directly related to ensuring that each Party retains the employees necessary to conduct their respective businesses and fulfill their respective obligations under the Transition Services Agreement following the Distribution Effective Time, that they will be bound by the restrictions on the solicitation of the other Party’s employees set forth in this Section 3.5 for the Relevant Territories.

(a) Non-Solicitation. To the fullest extent permitted by applicable Law, and subject to Section 3.5(b), each of the Company and SpinCo agrees that, for a period of twelve (12) months from the Distribution Effective Time or, if longer, during the Applicable TSA Period: (i) the Company shall not, and shall cause each Company Group Member to not, solicit for employment any individual who is a SpinCo Group Employee immediately prior to the Distribution Effective Time in the Relevant Territories and (ii) SpinCo shall not, and shall cause each SpinCo Group Member to not, solicit for employment any individual who is a Company Group Employee immediately prior to the Distribution Effective Time in the Relevant Territories (each employee covered by clause (i) or (ii), a “Restricted Employee”).

(b) Excluded Employees. The restrictions set forth in Section 3.5(a) shall not apply to any SpinCo Group Employee or Company Group Employee, as applicable, (i) who responds to general solicitations not targeted at the Restricted Employees, (ii) whose employment was involuntarily terminated by the employing Party in a severance-qualifying termination before the employment-related discussions with the soliciting Party commenced, (iii) whose prospective employment by the soliciting Party is agreed to in writing by the employing Party, or in the case of a Restricted Employee who is not currently employed, the Party who last employed the Restricted Employee, (iv) located in a jurisdiction where adherence to such restriction would violate applicable Law.

(c) Remedies; Enforcement. Each Party acknowledges and agrees that (i) injury to the employing Party (or employing Subsidiary of such Party) from any breach by the other Party (or Subsidiary of the other Party) of the obligations set forth in this Section 3.5 would be irreparable and impossible to measure and (ii) the remedies at Law for any breach or threatened breach of this Section 3.5, including monetary damages, would therefore be inadequate compensation for any loss and the employing Party (or employing Subsidiary of such Party) shall have the right to specific performance and injunctive or other equitable relief in accordance with this Section 3.5, in addition to any and all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative. Each Party understands and acknowledges that (i) the restrictions contained in this Section 3.5 are an essential part of this Agreement and the Transactions and (ii) such restrictions are in addition to and not in lieu of, and do not limit, supersede or otherwise effect, any other non-solicitation or similar restrictions in any other Ancillary Agreement or other agreement between the Parties or their respective Affiliates (including any Commercial Agreements (as defined in the Separation Agreement)). It is the intent of the Parties that the provisions of this Section 3.5 shall be enforced to the fullest extent permissible under applicable Law applied in each jurisdiction in which enforcement is sought. If any particular provision or portion of this Section 3.5 shall be adjudicated to be invalid or unenforceable, such provision or portion thereof shall be deemed amended to the minimum extent necessary to render such provision or portion valid and enforceable, and such amendment shall be deemed to apply only with respect to the operation of such provision or portion thereof in the particular jurisdiction in which such adjudication is made.

Section 3.6 Preservation of Right to Terminate Plans. Except as otherwise expressly provided in this Agreement or the Separation Agreement, no provisions of this Agreement shall be construed as a limitation on the right of the Company, SpinCo or any Affiliate thereof to amend any Benefit Plan or terminate its participation therein that the Company, SpinCo or any Affiliate thereof would otherwise have under the terms of such Benefit Plan or otherwise, and no provision of this Agreement shall be construed to create a right in any Company Participant or SpinCo Participant under a Benefit Plan that such individual would not otherwise have under the terms of the Benefit Plan itself.

Section 3.7 Assumption of WBD Plans. Except as otherwise expressly provided in this Agreement, in connection with the completion of the Internal Reorganization (as defined in the Separation Agreement), the Company shall assume (including sponsorship of) all Benefit Plans sponsored or maintained by Warner Bros. Discovery, Inc., including (i) the Company Equity Plans and all awards and grant agreements thereunder, (ii) the Company Health & Welfare Plans and (iii) all retirement, deferred compensation, severance, and retention plans. All such Benefit Plans shall be amended or deemed to be amended, to the extent necessary or appropriate, to reflect such assumption and change in sponsorship. In connection with the assumption of the Company Equity Plans and all awards thereunder, such awards shall be converted to Company equity awards in accordance with the Company Equity Plans such that the shares of common stock underlying such awards are shares of Company common stock. The Company shall submit any required filings with the Securities and Exchange Commission in connection with the foregoing conversion of awards.

ARTICLE IV

U.S. QUALIFIED PLANS

Section 4.1 Scripps Pension Plan. From and after the Distribution Date, the SpinCo Group shall retain all Assets and Liabilities arising out of or relating to the Scripps Networks Interactive Pension Plan (the “Scripps Pension Plan”), including Liabilities for the benefits payable to the Company Participants thereunder. Each Company Participant shall continue to have such rights, privileges and obligations under the Scripps Pension Plan as is provided thereunder following the Distribution Date.

Section 4.2 WBD 401(k) Savings Plan.

(a) Segregation of Assets. Prior to the Distribution Date, the Company shall (i) cause the trustee of the Warner Bros. Discovery 401(k) Savings Plan (the “Company U.S. Savings Plan”) to segregate the Assets of such Company U.S. Savings Plan representing the full account balances of SpinCo Participants as of the Distribution Date and (ii) make all necessary amendments to the Company U.S. Savings Plan and related trust agreement to provide for such segregation of Assets and the transfer of Assets as described in this Section 4.2.

(b) SpinCo U.S. Savings Plan. As of the Distribution Date, SpinCo shall, or shall cause the applicable SpinCo Group Members to, (i) establish an individual account plan or individual account plans and associated trusts for the benefit of SpinCo Participants (the “SpinCo U.S. Savings Plan”), (ii) take all necessary action, if any, to qualify such plan under the applicable provisions of the Code and (iii) make any and all filings and submissions to the appropriate Governmental Entities required to be made by it in connection with the transfer of Assets described below.

(c) Transfer of Account Balances. As soon as practicable (but no later than ninety (90) days) following the earlier of the delivery to the Company of a favorable determination or opinion letter from the IRS regarding the qualified status of the SpinCo U.S. Savings Plan (as amended to the date of transfer), or the issuance of indemnities satisfactory to the Company and SpinCo, the Company shall cause the trustee of the Company U.S. Savings Plan to transfer in the form of cash or in-kind (including promissory notes representing outstanding loans of the SpinCo Participants) the full account balances of the SpinCo Participants under the Company U.S. Savings Plan (which account balances will have been adjusted to reflect appropriate earnings and/or losses attributable to the period from the Distribution Date to the date of transfer described herein), reduced by any necessary benefit or withdrawal payments to or in respect of SpinCo Participants occurring during the period from the Distribution Date to the date of transfer described herein, to the appropriate trustee as designated by SpinCo or the applicable members of the SpinCo Group under the trust agreement forming a part of the SpinCo U.S. Savings Plan; provided, however, that such transferred amounts shall only be transferred in accordance with Section 414(l) of the Code and all other applicable Laws. In consideration for the transfer of Assets described herein, SpinCo shall, or shall cause to the applicable members of the SpinCo Group, effective as of the date of transfer described herein, to assume all of the obligations of the Company or Company U.S. Savings Plan in respect of the account balances accumulated by SpinCo Participants under the Company U.S. Savings Plan (exclusive of any portion of such account balances which are paid or otherwise withdrawn prior to the date of transfer described herein) on or prior to the Distribution Date.

(d) Stock Fund Treatment.

(i) The Company U.S. Savings Plan will provide, effective no later than the Distribution Effective Time: (A) for the establishment of a SpinCo Common Stock Fund; (B) that such SpinCo Common Stock Fund shall receive a transfer of and hold all SpinCo Shares distributed in connection with the Distribution (as defined in the Separation Agreement) in respect of Company Shares held in the Company Common Stock Fund under the Company U.S. Savings Plan; (C) that, following the Distribution, participants in the Company U.S. Savings Plan will be prohibited from increasing their holdings in such SpinCo Common Stock Fund and no new amounts may be contributed to the SpinCo Common Stock Fund, whether through dividend reinvestments, employee contributions, employer contributions or exchanges; and (D) that participants in the Company U.S. Savings Plan may elect to liquidate their holdings in such SpinCo Common Stock Fund and invest the cash received in respect thereof in any other investment fund offered under the Company U.S. Savings Plan in respect of which new contributions or transfers are permitted. It is expected that Company Participants in the Company U.S. Savings Plan will be permitted to hold SpinCo Shares through the SpinCo Common Stock Fund for a period of up to twelve (12) months following the Distribution Date (such period, the “Sunset Period”). The Company shall establish rules for any such Company Participants to invest any amounts held in the SpinCo Common Stock Fund in different investment funds offered under the Company U.S. Savings Plan (in respect of which new contributions or transfers are permitted) during the Sunset Period.

(ii) The SpinCo U.S. Savings Plan will provide, effective no later than the Distribution Effective Time for the establishment of a SpinCo Common Stock Fund and a Company Common Stock Fund. Without limiting the generality of Section 4.2(c), SpinCo Shares held in the SpinCo Common Stock Fund under the Company U.S. Savings Plan on behalf of SpinCo Participants shall be transferred in kind to the SpinCo Common Stock Fund under the SpinCo U.S. Savings Plan, and Company Shares held in the Company Common Stock Fund under the Company U.S. Savings Plan on behalf of SpinCo Participants shall be transferred in kind to the Company Common Stock Fund under the SpinCo U.S Savings Plan. The SpinCo U.S. Savings Plan will provide that, following the Distribution, (A) participants in the SpinCo U.S. Savings Plan will be prohibited from increasing their holdings in such Company Common Stock Fund or SpinCo Common Stock Fund; (B) no new amounts may be contributed to the Company Common Stock Fund or SpinCo Common Stock Fund, whether through dividend reinvestments, employee contributions, employer contributions or exchanges; and (C) participants in the SpinCo U.S. Savings Plan may elect to liquidate their holdings in such Company Common Stock Fund or SpinCo Common Stock Fund and invest the cash received in respect thereof in any other investment fund offered under the SpinCo U.S. Savings Plan in respect of which new contributions or transfers are permitted. It is expected that SpinCo Participants in the SpinCo U.S. Savings Plan will be permitted to hold Company Shares through the Company Common Stock Fund and SpinCo Shares through the SpinCo Common Stock Fund during the Sunset Period. SpinCo shall establish rules for any such SpinCo Participant to invest any amounts held in the Company Common Stock Fund and SpinCo Common Stock Fund in different investment funds offered under the SpinCo U.S. Saving Plan (in respect of which new contributions or transfer are permitted) during the Sunset Period.

ARTICLE V

U.S. NON-QUALIFIED PLANS

Section 5.1 Company Non-Qualified Plans. From and after the Distribution Date, the Company Group shall retain sponsorship of the Company Non-Qualified Plans and, except as provided in Section 5.3, all Assets and Liabilities arising out of or relating to the Company Non-Qualified Plans; provided that, for each Company Splitting Non-Qualified Plan, by no later than the Distribution Effective Time: (a) SpinCo shall, or shall cause a SpinCo Group Member to, establish and sponsor a new nonqualified deferred compensation plan (a “Mirror SpinCo Non-Qualified Plan”), with reasonably comparable terms and conditions to the corresponding Company Splitting Non-Qualified Plan and (b) the Parties shall cause all Liabilities as of the Distribution Date under each Company Splitting Non-Qualified Plan relating to any SpinCo Participant in such plan to be transferred to and assumed by each corresponding Mirror SpinCo Non-Qualified Plan, and the SpinCo Group shall retain sole responsibility for all such Liabilities following the Distribution Effective Time. Each SpinCo Participant in a Company Retained Non-Qualified Plan shall continue to have such rights, privileges and obligations as provided under such plan following the Distribution Date.

Section 5.2 SpinCo Non-Qualified Plans. From and after the Distribution Date, the SpinCo Group shall assume or retain sponsorship of the SpinCo Non-Qualified Plans and all Assets and Liabilities arising out of or relating to the SpinCo Non-Qualified Plans; provided that, for each SpinCo Splitting Non-Qualified Plan, by no later than the Distribution Effective Time: (a) the Company shall, or shall cause a Company Group Member to, establish and sponsor a new nonqualified deferred compensation plan (a “Mirror Company Non-Qualified Plan”), with reasonably comparable terms and conditions to the corresponding SpinCo Splitting Non-Qualified Plan and (b) the Parties shall cause all Liabilities as of the Distribution Date under each SpinCo Splitting Non-Qualified Plan relating to any Company Participant in such plan to be transferred to and assumed by each corresponding Mirror Company Non-Qualified Plan, and the Company Group shall retain sole responsibility for all such Liabilities following the Distribution Effective Time. Each Company Participant in a SpinCo Retained Non-Qualified Plan shall continue to have such rights, privileges and obligations as provided under such plan following the Distribution Date.

Section 5.3 No Transfer of Assets. Except as required by applicable Law or the last sentence of this Section 5.3, nothing in this Agreement shall require (a) any Company Group Member or Company Non-Qualified Plan to transfer Assets or reserves with respect to the Company Non-Qualified Plans to any SpinCo Group Member or SpinCo Non-Qualified Plans or (b) any SpinCo Group Member or SpinCo Non-Qualified Plan to transfer Assets or reserves with respect to the SpinCo Non-Qualified Plans to any Company Group Member or Company Non-Qualified Plans. Notwithstanding the foregoing, (i) the Parties shall cooperate to, no later than the Distribution Effective Time, transfer ownership of all Company-Owned Life Insurance Policies to a SpinCo Group Member, (ii) a portion of such Company-Owned Life Insurance Policies having an aggregate death benefit at least equal to two times the value of the Liabilities in respect of Company Participants in the Time Warner Deferred Compensation Plan will be held in trust for the benefit of the SpinCo Group and the Company Group, and (iii) the portion held in trust for the benefit of the Company Group shall be no greater than the value of the Liabilities in respect of Company Participants in the Time Warner Deferred Compensation Plan as of the Distribution Effective Time.

Section 5.4 No Payment Trigger. The Parties agree that neither the consummation of the Transactions nor any internal employment transfers pursuant to Section 2.1 are intended to trigger a payment or distribution of compensation under any Company Non-Qualified Plan or SpinCo Non-Qualified Plan to any Company Participant or SpinCo Participant. The payment or distribution of any compensation to which any SpinCo Participant or Company Participant is entitled under any Company Non-Qualified Plan or SpinCo Non-Qualified Plan will occur upon the time or times provided for under the applicable plan and such participants’ deferral elections thereunder, which, for Company Splitting Non-Qualified Plans, SpinCo shall cause to be recognized and maintained under the applicable Mirror SpinCo Non-Qualified Plan.

Section 5.5 Notional Stock Fund in the Supplemental Retirement Plan. To the extent that the deferral account of any participant in the Company SRP is notionally invested in the unitized stock fund investment option offered under the Company SRP, with a value based on the value of Company Shares, then such participant’s deferral account in the Company SRP or Mirror SpinCo SRP, as applicable, shall be credited as of immediately after the Distribution Effective Time with (i) a notional investment in the same number of Company Shares credited to such participant’s account as of immediately prior to the Distribution Effective Time and (ii) a notional investment in a number SpinCo Shares equal to the product of (x) the number of Company Shares credited to such participant’s account as of immediately prior to the Distribution Effective Time multiplied by (y) the Distribution Ratio.

Section 5.6 Information Sharing. Without limiting the generality of Section 12.1, following the date of this Agreement, Company and SpinCo shall use commercially reasonable efforts to cooperate in administering the Company Non-Qualified Plans and the SpinCo Non-Qualified Plans for purposes of satisfying any obligations relating to the SpinCo Participants therein and the Company Participants therein, respectively, including by exchanging any necessary participant records and engaging recordkeepers, administrators, and other third parties.

ARTICLE VI

U.S. HEALTH AND WELFARE PLANS

The terms and conditions set forth in this Article VI shall apply to Benefit Plans sponsored or maintained by U.S. members of the Group.

Section 6.1 Coverage Under Plans Generally.

(a) Transitional Coverage Under Company Plans. As of the date hereof, the Company or one or more of its Subsidiaries maintain each of the health and welfare plans set forth on Exhibit B attached hereto for the benefit of eligible SpinCo Participants and Company Participants (the “Company Health & Welfare Plans”). In accordance with the Transition Services Agreement, and except as expressly provided therein or in this Agreement, the Company will cause coverage to be provided under the Company Health & Welfare Plans to SpinCo Participants from and after the Distribution Date through December 31, 2026 (the “Post-Separation Coverage Period”) on substantially the same basis as immediately prior to the Distribution Effective Time and in accordance with the terms of the applicable Company Health & Welfare Plans. To the extent necessary to effect the foregoing, SpinCo Group Members will be added as participating employers in the Company Health & Welfare Plans. During the Post-Separation Coverage Period, the Company shall not, or shall not cause any Company Group Member to, materially modify the Company Health & Welfare Plans, except in the ordinary course of business or as required by Law.

(b) Establishment of the SpinCo Health & Welfare Plans. Except as expressly provided in this Agreement, effective as of January 1, 2027, SpinCo shall, or shall cause a SpinCo Group Member to, adopt health and welfare plans for the benefit of eligible SpinCo Participants (collectively, and including any such plans adopted by the SpinCo Group prior thereto, the “SpinCo Health & Welfare Plans”). Notwithstanding the foregoing, as of the Distribution Date, SpinCo shall, or shall cause a SpinCo Group Member to, establish or maintain the following SpinCo Plans for the benefit of eligible SpinCo Participants: (i) a flexible spending accounts plan (the “SpinCo Flexible Spending Accounts Plan”), (ii) short-term and long-term disability plans and (iii) its own Section 125 Cafeteria Plan for the purpose of effectuating continued salary deductions from SpinCo Group Employees to fund employee contributions under Company Health & Welfare Plans, the SpinCo Flexible Spending Accounts Plan, and health savings accounts.

(c) Terms of Participation in SpinCo Health & Welfare Plans. SpinCo shall use commercially reasonable efforts to cause all SpinCo Health & Welfare Plans, if applicable, to (i) waive all limitations as to preexisting conditions, exclusions and service conditions with respect to participation and coverage requirements applicable to SpinCo Participants, other than limitations that were in effect with respect to SpinCo Participants immediately prior to the Distribution Effective Time and (ii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a SpinCo Participant immediately prior to the Distribution Effective Time to the extent such SpinCo Participant had satisfied any similar limitation under the analogous Company Health & Welfare Plan.

Section 6.2 Flexible Spending Account Balances. If the aggregate contributions made by SpinCo Participants prior to the Distribution Date under the flexible spending accounts plan maintained by the Group for the benefit of SpinCo Participants immediately prior to the Distribution Effective Time (the “Company Flexible Spending Accounts Plan”) for the plan year in which the Distribution Date occurs exceed the aggregate reimbursement payouts made to SpinCo Participants prior to the Distribution Date for such plan year, then (i) the Company shall make a payment equal to the value of such excess to SpinCo by wire transfer of immediately available funds as soon as practicable, but in no event later than forty-five (45) days, following the Distribution Date and (ii) SpinCo shall cause such amounts to be credited to each such SpinCo Participant’s accounts under the SpinCo Flexible Spending Accounts Plan. In connection with such transfer, SpinCo shall deem that such employees’ deferral elections made under the Company Flexible Spending Accounts Plan for the plan year in which the Distribution Date occurs shall continue in effect under the SpinCo Flexible Spending Accounts Plan for the remainder of the plan year in which the Distribution Date occurs. If the aggregate reimbursement payouts made to SpinCo Participants from the Company Flexible Spending Accounts Plan prior to the Distribution Date for the plan year in which the Distribution Date occurs exceed the aggregate accumulated contributions made by the SpinCo Participants to such plan prior to the Distribution Date for such plan year, then SpinCo shall make a payment equal to the value of such excess to the Company by wire transfer of immediately available funds as soon as practicable, but in no event later than forty-five (45) days, following the Distribution Date.

Section 6.3 COBRA and HIPAA. The Company Group shall retain responsibility for compliance with the health care continuation requirements of COBRA and the certificate of creditable coverage requirements of HIPAA with respect to any current or former employee of the Group who has a COBRA “qualifying event” prior to the Distribution Date. The SpinCo Group shall assume responsibility for compliance with the health care continuation requirements of COBRA and the certificate of creditable coverage requirements of HIPAA with respect to any SpinCo Participant who incurs a COBRA “qualifying event” or loss of coverage under the SpinCo Health & Welfare Plans or Company Health & Welfare Plans on or after the Distribution Date; provided that, as and to the extent provided in the Transition Services Agreement, the Company Group shall provide COBRA coverage to such SpinCo Participants under Company Health & Welfare Plans during the Post-Separation Coverage Period. The Parties hereto agree that neither the Transactions nor any transfers of employment directly from the SpinCo Group to the Company Group or directly from the Company Group to the SpinCo Group that occur before the Distribution Date shall constitute a COBRA “qualifying event” for purposes of COBRA.

Section 6.4 Retiree or Post-Employment Health Benefits. Notwithstanding anything in this Agreement to the contrary, from and after the end of the Distribution Date, the Company Group shall provide or continue to provide retiree or post-employment health benefits in respect of all Former SpinCo Employees who are receiving, or who are eligible to receive, such benefits under a Company Health & Welfare Plan in effect as of the Distribution Date so long as such benefits under such plan continue to be made available in respect of Former Company Group Employees.

Section 6.5 Liabilities.

(a) Health & Welfare Claims Generally. From and after the Distribution Date, the Company Group shall retain responsibility for all Liabilities in respect of claims under Company Health & Welfare Plans incurred by SpinCo Participants while they are receiving coverage under such plans; provided that SpinCo shall reimburse the Company with respect to such claims as and to the extent provided for in the Transition Services Agreement. The SpinCo Group shall be responsible for all Liabilities relating to, arising out of or resulting from health and welfare coverage (including COBRA continuation coverage) for claims incurred by or on behalf of SpinCo Participants under the SpinCo Health & Welfare Plans.

(b) Disability Benefits Claims. From and after the Distribution Date, (i) the SpinCo Group shall be responsible for all Liabilities for providing short-term disability benefits to SpinCo Participants, including in respect of disability claims incurred prior to the Distribution Date, (ii) the Company Group shall retain responsibility for all Liabilities for providing long-term disability benefits to any SpinCo Participant whose disability claim was incurred prior to the Distribution Date (including SpinCo Participants receiving short-term disability benefits on the Distribution Date who subsequently become eligible to receive long-term disability benefits under such Company Plan) and (iii) the SpinCo Group shall be responsible for all Liabilities for providing long-term disability benefits to any SpinCo Participant whose disability claim was incurred on or after the Distribution Date.

(c) Incurred Claim Definition. For purposes of this Section 6.5, a claim or Liability is deemed to be incurred (i) with respect to medical, dental, vision and/or prescription drug benefits, upon the rendering of health services or provision of supplies giving rise to such claim or Liability, (ii) with respect to life insurance, accidental death and dismemberment and business travel accident insurance, upon the occurrence of the event giving rise to such claim or Liability, (iii) with respect to disability benefits, upon the date of an individual’s disability, as determined by the disability benefit insurance carrier or claim administrator, giving rise to such claim or Liability and (iv) with respect to a period of continuous hospitalization (or any medical or other service or supply performed or provided during the period of continuous hospitalization), upon the date of admission to the hospital.

ARTICLE VII

NON-U.S. BENEFIT PLANS

The terms and conditions set forth in this Article VII shall apply to Benefit Plans sponsored or maintained by non-U.S. members of the Group for Group employees located in jurisdictions outside the U.S.

Section 7.1 Defined Benefit Plans.

(a) Retained Plans. From and after the Distribution Date, the Company Group shall retain all Assets and Liabilities arising out of or relating to the Company Retained Non-U.S. DB Plans, including Liabilities for the benefits payable to the SpinCo Participants thereunder. Each SpinCo Participant shall continue to have such rights, privileges and obligations under the Company Retained Non-U.S. DB Plans as is provided thereunder following the Distribution Date. From and after the Distribution Date, the SpinCo Group shall retain all Assets and Liabilities arising out of or relating to the SpinCo Retained Non-U.S. DB Plans, including Liabilities for the benefits payable to the Company Participants thereunder. Each Company Participant shall continue to have such rights, privileges and obligations under the SpinCo Retained Non-U.S. DB Plans as is provided thereunder following the Distribution Date.

(b) Splitting Plans. By no later than the Distribution Effective Time or as soon as practicable thereafter, the Parties shall cause all Liabilities and any Assets as of the Distribution Date under each (i) Company Splitting Non-U.S. DB Plan relating to any SpinCo Participant in such plan to be transferred to a SpinCo Group Member, and the SpinCo Group shall assume and retain sole responsibility for all such Liabilities as of and following the Distribution Effective Time and (ii) SpinCo Splitting Non-U.S. DB Plan relating to any Company Participant in such plan to be transferred to a Company Group Member, and the Company Group shall assume and retain sole responsibility for all such Liabilities as of and following the Distribution Effective Time. With respect to the transfer of Assets under Benefit Plans pursuant to the preceding sentence, the Parties shall adhere to any applicable rules related to the division of plan assets in plan splits or spin-offs under the Laws of the jurisdiction to which such Benefit Plan is subject; provided that, if no such rules are applicable, Assets will be divided based on how they are allocated among individual participants in the plan; provided further that, if plan Assets are not allocated on an individual-by-individual basis, plan Assets will be divided in proportion to the accounting projected benefit obligation to be retained or assumed by the plan, as applicable. To the extent necessary to effect the foregoing, the Company shall cause a Company Group Member, and SpinCo shall cause a SpinCo Group Member, to establish and sponsor or contribute to new defined benefit retirement plans with reasonably comparable terms and conditions to each SpinCo Splitting Non-U.S. DB Plan and each Company Splitting Non-U.S. DB Plan, respectively. Each SpinCo Participant in a Company Splitting Non-U.S. DB Plan shall be given full credit for such SpinCo Participant’s service with any member of the Group prior to the Distribution Date for purposes of benefit accruals under the corresponding SpinCo Plan to which the Liabilities under the Company Splitting Non-U.S. DB Plan related to such SpinCo Participant were transferred. Each Company Participant in a SpinCo Splitting Non-U.S. DB Plan shall be given full credit for such Company Participant’s service with any member of the Group prior to the Distribution Date for purposes of benefit accruals under the corresponding Company Plan to which the Liabilities under the Splitting SpinCo Non-U.S. DB Plan related to such Company Participant were transferred, in each case, to the extent such service was recognized under the corresponding Company Plan and such recognition does not result in the duplication of benefits.

(c) No Payment Trigger. The Parties intend, and will use commercially reasonable efforts to ensure, that, to the extent possible under applicable Law, neither the consummation of the Transactions nor any internal employment transfers pursuant to Section 2.1, trigger a payment or distribution of compensation under any Company Retained Non-U.S. DB Plan, SpinCo Retained Non-U.S. DB Plan, Company Splitting Non-U.S. DB Plan or SpinCo Splitting Non-U.S. DB Plan. Notwithstanding the foregoing, to the extent (i) any Liabilities under a Company Splitting Non-U.S. DB Plan or Splitting SpinCo Non-U.S. DB Plan become payable to an individual designated to be a Company Transferring Employee or SpinCo Transferring Employee, respectively, in connection with the transfer of their employment to the SpinCo Group or the Company Group, as applicable and (ii) (1) a Company Group Member discharges a Liability with respect to such individual under such Benefit Plan that is intended to be assumed by a SpinCo Group Member or (2) a SpinCo Group Member discharges a Liability with respect to such individual under such Benefit Plan that is intended to be assumed by a Company Group Member, in each case, pursuant to Section 7.1(b), then the Parties shall agree to a reimbursement or other arrangement that places them in substantially the same economic position had such discharged Liability, and any related Assets, been transferred and assumed as contemplated by Section 7.1(b).

Section 7.2 Defined Contribution Retirement Account Balances. To the extent the Company Transferring Employees or SpinCo Transferring Employees have a retirement account balance under a defined contribution retirement Benefit Plan maintained by a Company Group Member or SpinCo Group Member prior to their applicable date of transfer, the Parties will use commercially reasonable efforts to transfer such account balances to a defined contribution retirement Benefit Plan maintained by the SpinCo Group Member or Company Group Member, respectively, to which such employees are transferred.

Section 7.3 Social Fund. From and after the Distribution Date, a pro-rata percentage (based on the number of SpinCo Group Employees employed in Poland relative to the overall number of Group employees employed in Poland) of the funds as of the Distribution Effective Time in the social fund established for the benefit of Group employees in Poland shall be designated for the benefit of SpinCo Group Employees, and as soon as practicable after the Distribution Date, the Company shall cause such funds to be transferred to a social fund to be established by a SpinCo Group Member on or following the Distribution Date for the benefit of SpinCo Group Employees in Poland.

ARTICLE VIII

EQUITY COMPENSATION

Section 8.1 Treatment of Company Equity Awards. Company Equity Awards that are outstanding as of immediately prior to the Distribution Effective Time shall be adjusted and/or converted in connection with the Transactions as described in this Article VIII. Prior to the Distribution Date, SpinCo shall adopt one or more equity incentive plans, to be effective as of the Distribution Effective Time (the “SpinCo Equity Plans”), which shall permit the issuance of the SpinCo Equity Awards described in this Article VIII. The SpinCo Equity Plans shall be approved prior to the Distribution Date by the Company as SpinCo’s sole stockholder.

(a) Shareholder Method Option Awards. Effective as of the Distribution Effective Time, each Shareholder Method Option Award, whether vested or unvested, shall be converted, as provided in this Section 8.1(a), into both an Adjusted Company Option Award and a SpinCo Option Award, and shall otherwise be subject to the same terms and conditions (including with respect to vesting and the expiration of the exercise period) after the Distribution Effective Time as were applicable to such Shareholder Method Option Award immediately prior to the Distribution Effective Time.

(i) Adjusted Company Option Award. The number of Company Shares subject to the Adjusted Company Option Award shall be equal to the product (rounded down to the nearest whole share) of (x) the number of Company Shares subject to the corresponding Shareholder Method Option Award immediately prior to the Distribution Effective Time, multiplied by (y) the Company Stock Value Ratio. The per share exercise price of the Adjusted Company Option Award shall be equal to the quotient (rounded up to the nearest cent) of (A) the per share exercise price of the corresponding Shareholder Method Option Award immediately prior to the Distribution Effective Time, divided by (B) the Company Conversion Ratio.

(ii) SpinCo Option Award. The number of SpinCo Shares subject to the SpinCo Option Award shall be equal to the product (rounded down to the nearest whole share) of (x) the number of Company Shares subject to the corresponding Shareholder Method Option Award immediately prior to the Distribution Effective Time, multiplied by (y) the SpinCo Stock Value Ratio. The per share exercise price of the SpinCo Option Award shall be equal to the quotient (rounded up to the nearest cent) of (A) the per share exercise price of the corresponding Shareholder Method Option Award immediately prior to the Distribution Effective Time, divided by (B) the SpinCo Conversion Ratio.

(b) Employer Method Option Awards.

(i) Company Group Employees and Former Company Group Employees. Effective as of the Distribution Effective Time, each Employer Method Option Award held by each individual who is a Company Group Employee or Former Company Group Employee, whether vested or unvested, shall be converted, as provided in this Section 8.1(b)(i), into an Adjusted Company Option Award, and shall otherwise be subject to the same terms and conditions (including with respect to vesting and the expiration of the exercise period) after the Distribution Effective Time as were applicable to such Employer Method Option Award immediately prior to the Distribution Effective Time. The number of Company Shares subject to the Adjusted Company Option Award shall be equal to the product (rounded down to the nearest whole share) of (x) the number of Company Shares subject to the corresponding Employer Method Option Award immediately prior to the Distribution Effective Time, multiplied by (y) the Company Conversion Ratio. The per share exercise price of the Adjusted Company Option Award shall be equal to the quotient (rounded up to the nearest cent) of (A) the per share exercise price of the corresponding Employer Method Option Award immediately prior to the Distribution Effective Time, divided by (B) the Company Conversion Ratio.

(ii) SpinCo Group Employees and Former SpinCo Group Employees. Effective as of the Distribution Effective Time, each Employer Method Option Award held by each individual who is a SpinCo Group Employee or Former SpinCo Group Employee, whether vested or unvested, shall be converted, as provided in this Section 8.1(b)(ii), into a SpinCo Option Award, and shall otherwise be subject to the same terms and conditions (including with respect to vesting and the expiration of the exercise period) after the Distribution Effective Time as were applicable to such Employer Method Option Award immediately prior to the Distribution Effective Time. The number of SpinCo Shares subject to the SpinCo Option Award shall be equal to the product (rounded down to the nearest whole share) of (x) the number of Company Shares subject to the corresponding Employer Method Option Award immediately prior to the Distribution Effective Time, multiplied by (y) the SpinCo Conversion Ratio. The per share exercise price of the SpinCo Option Award shall be equal to the quotient (rounded up to the nearest cent) of (A) the per share exercise price of the corresponding Employer Method Option Award immediately prior to the Distribution Effective Time, divided by (B) the SpinCo Conversion Ratio.

(c) Shareholder Method RSU and PRSU Awards. Effective as of the Distribution Effective Time, each Shareholder Method RSU Award and Shareholder Method PRSU Award, whether vested or unvested, shall, after adjusting for the attainment of any performance criteria applicable to any such unvested Shareholder Method PRSU Award pursuant to Section 8.2, be converted, as provided in this Section 8.1(c), into both an Adjusted Company RSU Award and a SpinCo RSU Award, and shall otherwise be subject to the same terms and conditions (including with respect to service-based vesting) after the Distribution Effective Time as were applicable to such Shareholder Method RSU Award and Shareholder Method PRSU Award immediately prior to the Distribution Effective Time.

(i) Adjusted Company RSU Award. The number of Company Shares subject to the Adjusted Company RSU Award shall be equal to the number of Company Shares subject to the corresponding Shareholder Method RSU Award or Shareholder Method PRSU Award, as applicable, immediately prior to the Distribution Effective Time (which for any unvested Shareholder Method PRSU Award shall be determined pursuant to Section 8.2).

(ii) SpinCo RSU Award. The number of SpinCo Shares subject to the SpinCo RSU Award shall be equal to the product (rounded up to the nearest whole share) of (x) the number of Company Shares subject to the corresponding Shareholder Method RSU Award or Shareholder Method PRSU Award, as applicable, immediately prior to the Distribution Effective Time (which for any unvested Shareholder Method PRSU Award shall be determined pursuant to Section 8.2), multiplied by (y) the Distribution Ratio.

(d) Employer Method RSU and PRSU Awards.

(i) Company Group Employees and Former Company Group Employees Generally. Effective as of the Distribution Effective Time, each Employer Method RSU Award and Employer Method PRSU Award (other than a Post-2025 PRSU Award) held by each individual who is a Company Group Employee or Former Company Group Employee, whether vested or unvested, shall, after adjusting for the attainment of any performance criteria applicable to any such unvested Employer Method PRSU Award pursuant to Section 8.2, be converted, as provided in this Section 8.1(d)(i), into an Adjusted Company RSU Award, and shall otherwise be subject to the same terms and conditions (including with respect to service-based vesting and, if applicable, any deferred distribution schedule) after the Distribution Effective Time as were applicable to such Employer Method RSU Award and Employer Method PRSU Award immediately prior to the Distribution Effective Time. The number of Company Shares subject to the Adjusted Company RSU Award shall be equal to the product (rounded up to the nearest whole share) of (x) the number of Company Shares subject to the corresponding Employer Method RSU Award or Employer Method PRSU Award, as applicable, immediately prior to the Distribution Effective Time (which for any unvested Shareholder Method PRSU Award shall be determined pursuant to Section 8.2), multiplied by (y) the Company Conversion Ratio.

(ii) SpinCo Group Employees and Former SpinCo Group Employees Generally. Effective as of the Distribution Effective Time, each Employer Method RSU Award and Employer Method PRSU Award (other than a Post-2025 PRSU Award) held by each individual who is a SpinCo Group Employee or Former SpinCo Group Employee, whether vested or unvested, shall, after adjusting for the attainment of any performance criteria applicable to any such unvested Employer Method PRSU Award pursuant to Section 8.2, be converted, as provided in this Section 8.1(d)(ii), into a SpinCo RSU Award, and shall otherwise be subject to the same terms and conditions (including with respect to service-based vesting) after the Distribution Effective Time as were applicable to such Employer Method RSU Award and Employer Method PRSU Award immediately prior to the Distribution Effective Time. The number of SpinCo Shares subject to the SpinCo RSU Award shall be equal to the product (rounded up to the nearest whole share) of (x) the number of Company Shares subject to the corresponding Employer Method RSU Award or Employer Method PRSU Award, as applicable, immediately prior to the Distribution Effective Time (which for any unvested Employer Method PRSU Award shall be determined pursuant to Section 8.2), multiplied by (y) the SpinCo Conversion Ratio.

(iii) Post-2025 PRSU Awards. Effective as of the Distribution Effective Time, each Post-2025 PRSU Award, whether vested or unvested, shall be converted, as provided in this Section 8.1(d)(iii), into either (A) if held by an individual who is a Company Group Employee or Former Company Group Employee, an Adjusted Post-2025 PRSU Award or (B) if held by an individual who is a SpinCo Group Employee or Former SpinCo Group Employee, a SpinCo Post-2025 PRSU Award. The target number of Company Shares subject to each such Adjusted Post-2025 PRSU Award shall be equal to the product (rounded up to the nearest whole share) of (x) the target number of Company Shares subject to the corresponding Post-2025 PRSU Award immediately prior to the Distribution Effective Time, multiplied by (y) the Company Conversion Ratio. The target number of SpinCo Shares subject to each such SpinCo Post-2025 PRSU Award shall be equal to the product (rounded up to the nearest whole share) of (x) the target number of Company Shares subject to the corresponding Post-2025 PRSU Award immediately prior to the Distribution Effective Time, multiplied by (y) the Company Conversion Ratio. Effective as of the Distribution Effective Time, the performance-vesting criteria applicable to each outstanding Adjusted Post-2025 PRSU Award and SpinCo Post-2025 PRSU Award shall be adjusted in the manner determined by the Company Compensation Committee prior to the Distribution Effective Time, and each Adjusted PRSU Award and SpinCo Post-2025 PRSU Award shall otherwise be subject to the same terms and conditions (including with respect to service-based vesting) after the Distribution Effective Time as were applicable to such Post-2025 PRSU Award immediately prior to the Distribution Effective Time.

Section 8.2 Treatment of Pre-2026 PRSU Award Performance-Vesting Criteria. Subject to the occurrence of, and effective as of immediately prior to, the Distribution Effective Time, (i) the performance-vesting criteria applicable to each unvested Company PRSU Award (other than a Post-2025 PRSU Award) shall be deemed to be satisfied in accordance with this Section 8.2 and otherwise consistent with terms of the applicable award agreement and Company Equity Plan, (ii) the number of Company Shares subject to such Company PRSU Award as of immediately prior to the Distribution Effective Time shall be deemed to be adjusted accordingly and (iii) any such performance-vesting criteria shall no longer apply to such award, such that immediately following the Distribution Effective Time, any Company Equity Award or SpinCo Equity Award received in respect of any such Company PRSU Award shall only be subject to service-based vesting requirements.

(a) FCF Vesting Conditions. For each unvested Company PRSU Award (other than a Post-2025 PRSU Award) outstanding as of immediately prior to the Distribution Effective Time the vesting of which is determined based on Company free cash flow performance, the number of Company Shares subject to such Company PRSU Award shall be determined on a pro-rated basis (i) based on actual performance for any portion of the applicable performance period ending on or prior to the Distribution Date and (ii) target performance for any portion of the performance period following the Distribution Date.

(b) rTSR Vesting Conditions. For each unvested Company PRSU Award (other than a Post-2025 PRSU Award) outstanding as of immediately prior to the Distribution Effective Time the vesting of which is determined based on Company relative total shareholder return performance, the number of Company Shares subject to such Company PRSU Award shall be determined based on relative total shareholder return performance from the start of the applicable performance period through December 31, 2025.

Section 8.3 Award Settlement and Other Terms.

(a) Generally. After the Distribution Date, Adjusted Company RSU Awards, Adjusted Company DSU Awards, Adjusted 2026 PSU Awards and Adjusted Company Option Awards, regardless of by whom held, shall be settled by the Company, and SpinCo RSU Awards, SpinCo Post-2025 PRSU Awards, SpinCo DSU Awards and SpinCo Option Awards, regardless of by whom held, shall be settled by SpinCo; provided, however, that the Company shall be responsible for any dividend equivalent payments with respect to Adjusted Company RSU Awards, Adjusted Company DSU Awards and SpinCo RSU Awards held by Company Group Employees, Former Company Group Employees or Company Group directors, and SpinCo shall be responsible for any dividend equivalent payments with respect to Adjusted Company RSU Awards, Adjusted Company DSU Awards and SpinCo RSU Awards held by SpinCo Group Employees, Former SpinCo Group Employees or SpinCo Group directors. For the avoidance of doubt, consistent with Section 8.1, all Company Equity Awards held by Former Company Group Employees shall be settled by the Company into Company Shares and no such awards shall be settled by SpinCo into SpinCo Shares. Except as otherwise provided in this Agreement, with respect to Company Equity Awards that are converted and/or adjusted pursuant to this Article VIII, (i) employment with the Company Group shall be treated as employment with SpinCo with respect to SpinCo RSU Awards and SpinCo Option Awards held by Company Group Employees and (ii) employment with the

SpinCo Group shall be treated as employment with the Company with respect to Adjusted Company RSU Awards and Adjusted Company Option Awards held by SpinCo Group Employees. In addition, neither the Transactions, nor any transfer or assignment of employment pursuant to Section 2.1 shall constitute a termination of employment for any SpinCo Group Employee or Company Group Employee for purposes of any Adjusted Company RSU Award, Adjusted Company Option Award, SpinCo RSU Award or SpinCo Option Award, and, for purposes of vesting, shall be given credit for their service with the Company Group or SpinCo Group, as applicable, prior to the Distribution Effective Time. Following the Distribution Date, for any Company Equity Award that is converted and/or adjusted pursuant to this Article VIII, any reference to a “change in control,” “change of control” or similar definition in an award agreement, employment agreement or Company Equity Plan applicable to such award (A) with respect to Adjusted Company RSU Awards, Adjusted Company DSU Awards and Adjusted Company Option Awards, shall be deemed to refer to a “change in control,” “change of control” or similar definition as set forth in the applicable award agreement, employment agreement or Company Equity Plan (a “Company Change of Control”), and (B) with respect to SpinCo RSU Awards, SpinCo DSU Awards and SpinCo Option Awards, shall be deemed to refer to a “Change in Control” as defined in any SpinCo Equity Plan or any applicable award agreement (a “SpinCo Change of Control”). Without limiting the foregoing, a SpinCo Change of Control shall also be treated as a Company Change of Control for purposes of Adjusted Company RSU Awards, Adjusted Company DSU Awards or adjusted Company Options held by SpinCo Group Employees, Former SpinCo Group Employees and SpinCo Group directors.

(b) Effect of the Merger. To the extent that any Adjusted Company RSU Awards and Adjusted Company Option Awards held by SpinCo Group Employees and Former SpinCo Group Employees are outstanding as of the Effective Time (as defined in the Merger Agreement): (i) (A) the Company or its Affiliate shall remit all cash amounts payable pursuant to Section 3.9 of the Merger Agreement in respect of vested Adjusted Company RSU Awards and Adjusted Company Options held by SpinCo Group Employees and Former SpinCo Group Employees to SpinCo or its designated Affiliate and (B) a SpinCo Group Member shall pay such amounts, less any required withholding Taxes, to such individuals through payroll; and (ii) (A) the Company or its Affiliate shall remit to SpinCo or its designated Affiliate amounts in cash equal to the amounts in respect of the contingent rights to receive cash pursuant to Section 3.9 of the Merger Agreement (the “Buyer Cash Awards”) that become payable to such individuals in respect of unvested Adjusted Company RSU Awards and Adjusted Company Option Awards held by SpinCo Group Employees and Former SpinCo Group Employees as soon as practicable (and no later than 30 days) after such amounts become payable to such individuals and (B) a SpinCo Group Member shall pay such amounts, less any required withholding Taxes, to such individuals through payroll. The Parties shall cooperate to facilitate the settlement of Buyer Cash Awards in accordance with the preceding sentence, including with respect to information sharing between the Parties. In furtherance of the foregoing, SpinCo shall timely inform the Company regarding changes in the employment status of SpinCo Group Employees who hold Buyer Cash Awards that impact their entitlements to such Buyer Cash Awards or the payment timing with respect thereto. To the extent any payment made by a SpinCo Group Member in accordance with this Section 8.3(b) in the time periods provided herein would trigger a Tax or penalty under Section 409A of the Code, such payments shall be made on the earliest date that payment would not trigger such Tax or penalty.

Section 8.4 Tax Withholding. Following the Distribution Effective Time, (i) the SpinCo Group shall be solely responsible for all income, payroll and other tax remittance and reporting related to income of SpinCo Group Employees and Former SpinCo Group Employees in respect of Adjusted Company RSU Awards, Adjusted Company Option Awards, SpinCo RSU Awards, SpinCo Post-2025 PRSU Awards, and SpinCo Option Awards and (ii) the Company Group shall be solely responsible for all income, payroll and other tax remittance and reporting related to income of Company Group Employees and Former Company Group Employees in respect of Adjusted Company RSU Awards, Adjusted Company Option Awards, SpinCo RSU Awards, Adjusted Post-2025 PRSU Awards, and SpinCo Option Awards.

To the extent Company Shares or SpinCo Shares are withheld and/or delivered to satisfy Tax withholding obligations in respect of the vesting, payment or settlement of such equity awards, SpinCo or the Company, as applicable, shall facilitate performance by the other Party of its obligations hereunder by promptly remitting amounts or shares withheld in conjunction with a transfer of shares or cash, either (as mutually agreed by the Parties) directly to the applicable taxing authority or to the other Party for remittance to such taxing authority. The Parties will cooperate and communicate with each other and with third-party providers to effectuate withholding and remittance of taxes, as well as required tax reporting, in a timely, efficient and appropriate manner.

Section 8.5 Tax Deductions. Following the Distribution Effective Time, the entitlement to Tax deductions in respect of Adjusted Company RSU Awards, Adjusted Company Option Awards, Adjusted Post-2025 PRSU Awards, Adjusted Company DSU Awards, SpinCo RSU Awards, SpinCo Post-2025 PRSU Awards, SpinCo DSU Awards and SpinCo Option Awards, as applicable, shall be governed by Section 2.06 of the Tax Matters Agreement.

Section 8.6 Related Matters.

(a) Compensation Committee Discretion. The Compensation Committee of the Company Board (the “Company Compensation Committee”) may provide for different treatment of Company Equity Awards from the treatment set forth in this Article VIII with respect to some or all of the Company Equity Awards to the extent that the Company Compensation Committee deems such different treatment necessary and appropriate and in accordance with the terms of the applicable Company Equity Plan, and any such changes to the treatment of Company Equity Awards shall be deemed to have been incorporated by reference herein as if fully set forth above and binding on the Parties and their respective Affiliates; provided, that the Company Compensation Committee shall not exercise discretion to accelerate the vesting of any such Company Equity Awards.

(b) Equity Awards in Certain Non-U.S. Jurisdictions. Notwithstanding the foregoing provisions of this Article VIII, the provisions of this Article VIII may be modified by the Parties to the extent necessary to address legal, regulatory or tax issues or requirements and/or to avoid undue cost or administrative burden arising out of the application of this Article VIII to equity-based incentive compensation awards subject to non-U.S. Laws (including, without limitation, by modifying Exhibit D to this Agreement). For the avoidance of doubt, the Parties may provide for different adjustments with respect to some or all SpinCo Equity Awards or Adjusted Company Equity Awards to the extent that the Parties deem such adjustments necessary and appropriate. Any adjustments made by the Parties shall be deemed to have been incorporated by reference herein as if fully set forth above and shall be binding on the Parties and their respective Subsidiaries and Affiliates. Additionally, notwithstanding the provisions set forth in Section 8.1(c)(ii), Section 8.1(d)(i) and Section 8.1(d)(ii), in calculating the number of SpinCo Shares subject to SpinCo RSU Awards and the number of Company Shares subject to Adjusted Company RSU Awards held by Company Participants and SpinCo Participants who are subject to taxation in Canada or France as of the Distribution Effective Time, the number of shares subject to such awards will be rounded down to the nearest whole share.

(c) Cooperation. The Parties, including through instructions with their respective administrators and recordkeepers, shall use commercially reasonable efforts and shall cooperate in good faith to take all actions reasonably necessary or appropriate for the adjustment of Company Equity Awards, for the issuance of equity-based awards under the SpinCo Equity Plans, and to coordinate the tax treatment of such awards as set forth in this Article VIII, all in a manner consistent with the resolutions adopted by the Company Compensation Committee in connection with the Transactions and the provisions of this Article VIII. In addition, if after the Distribution Date, SpinCo or the Company identify an administrative error in the individuals identified as holding Company Equity Awards, the amount of

Company Equity Awards so held, the vesting level of such Company Equity Awards, the tax treatment of such Company Equity Awards or any other similar error, SpinCo and the Company shall mutually cooperate in taking such actions as are necessary or appropriate to place, as nearly as reasonably practicable, the individual and SpinCo and the Company in the position in which they would have been had the error not occurred.

(d) SEC Registration; Securities Laws. SpinCo shall file Forms S-1, S-3 and/or S-8 registration statements with respect to, and shall cause to be registered in accordance with applicable securities Laws, the SpinCo Shares authorized for issuance under the SpinCo Equity Plans by no later than the Distribution Effective Time, and in any event before the date of issuance of any SpinCo Shares. The Parties further agree to take such additional actions as are necessary to comply with securities Laws and other legal requirements associated with equity awards granted under their respective equity plans in connection with the Transactions in both the U.S. and affected non-U.S. jurisdictions.

ARTICLE IX

DIRECTOR COMPENSATION MATTERS

Section 9.1 Director Cash Compensation Allocable to Service. On or as soon as practicable following the Distribution Effective Time, the Company shall pay to each member of the Company Board as of immediately prior to the Distribution Effective Time (including each Transferring Director) the quarterly installment of such director’s annual cash retainer for the calendar quarter in which the Distribution Date occurs, prorated for the number of days occurring in such calendar quarter through the Distribution Date, and the Company shall have no further obligation to pay any remaining unpaid portion of each Transferring Director’s annual cash retainer thereafter. SpinCo shall commence, and be fully responsible for, paying quarterly cash retainers to the Transferring Directors and other SpinCo non-employee directors for their service to the SpinCo Group following the Distribution Date. The Company shall continue to be fully responsible for paying quarterly cash retainers to members of the Company Board for their services to the Company Group following the Distribution Date.

Section 9.2 Non-Employee Directors Deferral Plan. Effective as of the Distribution Date, SpinCo shall establish and sponsor a nonqualified deferred compensation plan for non-employee directors (the “SpinCo Directors Deferral Plan”), with terms and funding arrangements substantially similar to those of the Company Directors Deferral Plan as of the Distribution Date. To the extent possible, the Parties will take all actions necessary to ensure that neither the consummation of the Transactions nor any transfer of a Transferring Director’s directorship will trigger a payment or distribution of compensation under the Company Directors Deferral Plan. The Parties shall cause all account balances and other Liabilities under the Company Directors Deferral Plan relating to any Transferring Director to be transferred to and assumed by the SpinCo Directors Deferral Plan, and the SpinCo Group shall retain sole responsibility for all such Liabilities following the Distribution Effective Time.

(a) Stock Fund in Director Deferral Plan. To the extent that the deferral account of any participant in the Company Director Deferral Plan is notionally invested in the unitized stock fund investment option offered under the Company Director Deferral Plan, with a value based on the value of Company Shares, then such participant’s deferral account in the Company Director Deferral Plan or SpinCo Director Deferral Plan, as applicable, shall be credited as of immediately after the Distribution Effective Time with (i) a notional investment in the same number of Company Shares credited to such participant’s account as of immediately prior to the Distribution Effective Time and (ii) a notional investment in a number SpinCo Shares equal to the product of (x) the number of Company Shares credited to such participant’s account as of immediately prior to the Distribution Effective Time multiplied by (y) the Distribution Ratio.

Section 9.3 Director Equity Awards.

(a) Effective as of the Distribution Effective Time, each Company DSU Award, whether vested or unvested, shall be converted, as provided in this Section 9.3, into both an Adjusted Company DSU Award and a SpinCo DSU Award, and shall otherwise be subject to the same terms and conditions (including with respect to service-based vesting) after the Distribution Effective Time as were applicable to such Company DSU Award immediately prior to the Distribution Effective Time.

(i) Adjusted Company DSU Award. The number of Company Shares subject to the Adjusted Company DSU Award shall be equal to the number of Company Shares subject to the corresponding Company DSU Award, as applicable, immediately prior to the Distribution Effective Time.

(ii) SpinCo DSU Award. The number of SpinCo Shares subject to the SpinCo DSU Award shall be equal to the product (rounded up to the nearest whole share) of (x) the number of Company Shares subject to the corresponding Company DSU Award, as applicable, immediately prior to the Distribution Effective Time, multiplied by (y) the Distribution Ratio.

(iii) For the avoidance of doubt, the Adjusted Company DSU Award and SpinCo DSU Award received in respect of each Company DSU Award shall be settled into Company Shares or SpinCo Shares, as applicable, at such time or times that such Company DSU Award would have been settled into Company Shares pursuant to the deferral election made with respect to such Company DSU Award.

ARTICLE X

ADDITIONAL COMPENSATION AND BENEFITS MATTERS

Section 10.1 Severance Obligations.

(a) Generally. Subject to Section 10.1(b) and Section 10.1(c), effective as of the Distribution Date, except as otherwise agreed between the Parties, (a) the Company Group shall assume or retain, as applicable, and be solely responsible for, all Liabilities for severance or other separation payments and benefits relating to the termination or alleged termination of any Company Group Employee’s or Former Company Group Employee’s employment (including Garden Leave Payments and payouts of any accrued vacation, sick time and other time-off benefits), whether occurring prior to, on or following the Distribution Date and (b) the SpinCo Group shall assume or retain, as applicable, and be solely responsible for, all Liabilities for severance or other separation payments and benefits relating to the termination or alleged termination of any SpinCo Group Employee’s or Former SpinCo Group Employee’s employment (including Garden Leave Payments and payouts of any accrued vacation, sick time and other time-off benefits), whether occurring prior to, on or following the Distribution Date.

(b) Legacy Corporate Employees. Notwithstanding anything to the contrary in this Section 10.1, the net after-tax cost of providing severance to any Legacy Corporate Employee shall be borne solely by the Company. Accordingly, as soon as administratively feasible following the Distribution Date, SpinCo shall calculate the aggregate cost of any severance or other separation payments and benefits (including Garden Leave Payments and payouts of any accrued vacation, sick time and other time-off benefits) related to the termination or alleged termination of any Legacy Corporate Employee as of the Distribution Date that is payable following the Distribution Effective Time by any SpinCo Group Member, net of a reasonable estimate of the cash Tax savings associated with any Tax deduction for any member of the Group attributable to such payments and benefits (as agreed between the Parties in good faith), and the Company shall pay such amount to SpinCo, no later than thirty (30) days following the final calculation of such amount.

(c) Other Pre-Transfer Separations. Notwithstanding anything to the contrary in this Section 10.1 but subject to Section 10.1(b), to the extent that the cost of any severance or other separation payments and benefits (including Garden Leave Payments and payouts of any accrued vacation, sick time and other time-off benefits) related to the termination or alleged termination of (i) any employee of the Group primarily dedicated to the Company Business is borne by a SpinCo Group Member (as a result of such employee’s employment not having been transferred to the SpinCo Group or otherwise) or (ii) any employee of the Group primarily dedicated to the SpinCo Business is borne by a Company Group Member (as a result of such employee’s employment not having been transferred to the Company Group or otherwise), the Parties agree that they shall cooperate to ensure that such costs, net of a reasonable estimate of the cash Tax savings associated with any Tax deduction for the applicable Group Member who paid such severance or separation payments or benefits (as agreed between the Parties in good faith), shall be borne by the Party to which such employee primarily dedicated their services.

Section 10.2 Paid Time Off. Effective as of the Distribution Date, except as provided in Section 10.1, (a) the Company Group shall assume or retain, as applicable, and be solely responsible for, all Liabilities for vacation, sick time and other time-off benefits with respect to each Company Group Employee and (b) the SpinCo Group shall assume or retain, as applicable, and be solely responsible for, all Liabilities for vacation, sick time and other time-off benefits with respect to each SpinCo Group Employee.

Section 10.3 Cash Incentive Awards.

(a) Annual Bonus Plan. No later than the Distribution Effective Time, SpinCo shall establish an annual cash bonus plan (the “SpinCo Annual Bonus Plan”), which, through December 31, 2026, shall have substantially comparable terms as the corresponding Company annual cash bonus plan (the “Company Annual Bonus Plan”) in which SpinCo Group Employees participated as of immediately prior to the Distribution Effective Time, with such changes to the applicable performance goals as may be necessary in order to reflect the SpinCo Business following the Distribution Effective Time. SpinCo Group Employees shall be eligible to participate in the SpinCo Annual Bonus Plan as of the Distribution Effective Time to the extent that they were eligible to participate in the Company Annual Bonus Plan as of immediately prior to the Distribution Effective Time. The SpinCo Group shall assume all Liabilities with respect to the payment of annual bonuses to SpinCo Participants for the 2026 calendar year and thereafter, and except as provided in Section 10.3(a)(i), no Company Group Members shall have any obligations with respect thereto.

(i) Corporate Employee Pre-Spin Bonus Costs. Notwithstanding the obligation of each Party’s Group members to pay bonuses to their respective employees pursuant to the last sentence of Section 10.3(a), the Company hereby agrees that the Company Group shall be responsible for the cost of the portion of any bonus attributable to the period from January 1, 2026, through the Distribution Date (the “Pre-Spin Performance Period”) payable to any Group employee who prior to the Distribution Effective Time provided Corporate Services to the Group (the “Pre-Spin Corporate Bonus Amount”), net of a reasonable estimate of the cash Tax savings associated with any Tax deduction in respect of such Pre-Spin Corporate Bonus Amount (the “Net Pre-Spin Corporate Bonus Amount”). Following the Distribution Effective Time, SpinCo shall calculate the aggregate Net Pre-Spin Corporate Bonus Amount accrued as of the Distribution Effective Time with respect to any SpinCo Group Employee who provided Corporate Services prior to the Distribution Effective Time, and the Company shall pay such amount to SpinCo, no later than thirty (30) days following the final calculation of such amount.

(ii) Post-Spin True-Up/True-Down. The Parties agree to conduct a “true up/true-down” of the 2026 annual bonus accrual as of the Distribution Date after taking into account the allocation of the aggregate Net Pre-Spin Corporate Bonus Amount pursuant to Section 10.3(a)(i) (“Pre-Spin Bonus Accrual”), consistent with the Company’s past practice for year-end bonus true-ups/true-downs and based upon actual Group performance for the Pre-Spin Performance Period. As soon as reasonably practicable following the Distribution Date, SpinCo’s Chief Financial Officer and the Company’s Chief Financial Officer shall calculate and agree to the Pre-Spin Bonus Accrual and each of the Parties will pay bonuses in respect of the Pre-Spin Performance Period based on their respective portion of the trued-up/trued-down Pre-Spin Bonus Accrual determined in accordance with this Section 10.3(a)(ii) at the time provided under each Party’s respective annual bonus plan.

(b) Sales Incentive and/or Commission Plans. No later than the Distribution Effective Time, the Company Group shall continue to retain (or assume as necessary) any sales incentive compensation plan or commission plan (including any sales incentive or other incentive plans applicable at the individual business unit level) for the exclusive benefit of Company Participants, whether or not sponsored by the Company Group, and, from and after the Distribution Effective Time, shall be solely responsible for all Liabilities thereunder. No later than the Distribution Effective Time, the SpinCo Group shall continue to retain (or assume as necessary) any sales incentive compensation plan or commission plan (including any sales incentive or other incentive plans applicable at the individual business unit level) for the exclusive benefit of SpinCo Participants, whether or not sponsored by the SpinCo Group, and, from and after the Distribution Effective Time, shall be solely responsible for all Liabilities thereunder.

Section 10.4 Individual Arrangements.

(a) SpinCo Individual Arrangements. SpinCo acknowledges and agrees that, except as otherwise provided herein, it shall have full responsibility with respect to any Liabilities and the payment or performance of any obligations arising out of or relating to any employment, separation, severance, consulting, non-competition, retention or other compensatory arrangement previously provided by any member of the SpinCo Group or Company Group to any SpinCo Participant. As of the Distribution Date, SpinCo shall, or shall cause a SpinCo Group Member to, take any actions necessary to expressly assume any individual agreements (or obligations thereunder) with SpinCo Group Employees that are SpinCo Employee Liabilities.

(b) Company Individual Arrangements. The Company acknowledges and agrees that, except as otherwise provided herein, it shall have full responsibility with respect to any Liabilities and the payment or performance of any obligations arising out of or relating to any employment, separation, severance, consulting, non-competition, retention or other compensatory arrangement previously provided by any member of the SpinCo Group or Company Group to any Company Participant. As of the Distribution Date, the Company shall, or shall cause a Company Group Member to, take any actions necessary to expressly assume any individual agreements (or obligations thereunder) with Company Group Employees that are Company Employee Liabilities.

(c) Restrictive Covenants in Employment and Other Agreements. Effective on the Distribution Date, to the extent permitted by applicable Law: (i) SpinCo shall be considered to be a third-party beneficiary with respect to all agreements containing restrictive covenants (including confidentiality, non-competition and non-solicitation provisions) between a Company Group Member and a SpinCo Group Employee or a Former SpinCo Group Employee, such that SpinCo shall enjoy all the rights and benefits, in addition to the Company, under such agreements (including rights and benefits as a third-party beneficiary), with respect to the SpinCo Business; and (ii) the Company shall be considered to be a third-party beneficiary with respect to all agreements containing restrictive covenants (including confidentiality, non-competition and non-solicitation provisions) between a SpinCo Group Member and a Company Group Employee or a Former Company Group Employee, such that the Company shall enjoy all the rights and benefits, in addition to SpinCo, under such agreements (including rights and benefits as a third-party beneficiary), with respect to the Company Business. Following the Distribution Date, the Company and its Affiliates shall not enforce against any SpinCo Group Employee any confidentiality obligations (solely to the extent such obligations relate to the SpinCo Business) or non-competition obligations, or otherwise assert with respect to any such SpinCo Group Employee or SpinCo Group Member claims that would otherwise prohibit or place conditions on any such SpinCo Group Employee’s employment with the SpinCo Group, or any actions taken by such SpinCo Group Employee as an employee of the SpinCo Group, in each case, solely to the extent such SpinCo Group Employee is acting in furtherance of the operations or activities relating to the SpinCo Business. Following the Distribution Date, SpinCo and its Affiliates shall not enforce against any Company Group Employee any confidentiality obligations (solely to the extent such obligations relate to the Company Business) or non-competition obligations, or otherwise assert with respect to any such Company Group Employee or Company Group Member claims that would otherwise prohibit or place conditions on any such Company Group Employee’s employment with the Company Group, or any actions taken by such Company Group Employee as an employee of the Company Group, in each case, solely to the extent such Company Group Employee is acting in furtherance of the operations or activities relating to the Company Business.

Section 10.5 Workers Compensation Liabilities. The treatment of workers compensation liabilities in connection with the Transactions shall be governed by the Separation Agreement.

Section 10.6 Expatriate and Relocation Liabilities. Except to the extent otherwise required by applicable Law, the Company shall, or shall cause the applicable Company Group Member to, retain or assume all Liabilities under the Group’s expatriate and employee relocation programs (including to administer or provide any relocation-related or post-repatriation benefits or services (e.g., tax preparation services) and with respect to any trailing tax reconciliation or tax equalization payments) arising from or relating to Company Group Employees and Former Company Group Employees. Except to the extent otherwise required by applicable Law, SpinCo shall, or shall cause the applicable SpinCo Group Member to, retain or assume all Liabilities under the Group’s expatriate and employee relocation programs (including to administer or provide any relocation-related post-repatriation benefits or services (e.g., tax preparation services) and with respect to any trailing tax reconciliation or tax equalization payments) arising from or relating to SpinCo Group Employees and Former SpinCo Group Employees. For the avoidance of doubt, nothing in this Agreement obligates SpinCo or the Company to continue to make expatriate and employee relocation program benefits and services available to their respective employees after the Distribution Date.

Section 10.7 Repayment Assets. Effective as of the Distribution Date, (i) the Company Group shall be entitled to, and, to the extent necessary, the SpinCo Group hereby assigns to the Company Group, all Employee Recoupment Assets in respect of Company Group Employees, Former Company Group Employees and Other Company Service Providers and (ii) the SpinCo Group shall be entitled to, and, to the extent necessary, the Company Group hereby assigns to the SpinCo Group, all Employee Recoupment Assets in respect of SpinCo Group Employees, Former SpinCo Group Employees and Other SpinCo Service Providers.

Section 10.8 Section 409A. Notwithstanding anything in this Agreement to the contrary (including the treatment of supplemental and deferred compensation plans, outstanding long-term incentive awards and annual incentive awards as described herein), the Parties agree to negotiate in good faith regarding the need for any treatment different from that otherwise provided herein to ensure that the treatment of such supplemental or deferred compensation or long-term incentive award, annual incentive award or other compensation does not cause the imposition of a Tax under Section 409A of the Code.

ARTICLE XI

INDEMNIFICATION

Section 11.1 Indemnification and Reimbursement. All Liabilities retained or assumed by or allocated to SpinCo or the SpinCo Group pursuant to this Agreement (“SpinCo Employee Liabilities”) shall be deemed to be “SpinCo Liabilities” (as defined in the Separation Agreement) for purposes of the Separation Agreement, and all Assets retained or assumed by or allocated to SpinCo or the SpinCo Group pursuant to this Agreement (“SpinCo Employee Assets”) shall be deemed to be “SpinCo Assets” (as defined in the Separation Agreement). All Liabilities retained or assumed by or allocated to the Company or the Company Group pursuant to this Agreement (“Company Employee Liabilities”) shall be deemed to be “Company Liabilities” (as defined in the Separation Agreement) for purposes of the Separation Agreement, and all Assets retained or assumed by or allocated to the Company or the Company Group pursuant to this Agreement (“Company Employee Assets”) shall be deemed to be “Company Assets” (as defined in the Separation Agreement). In addition, unless otherwise specifically provided in this Agreement, the Company shall promptly reimburse SpinCo upon SpinCo’s reasonable request for the cost of any Company Employee Liabilities satisfied by any SpinCo Group Member from and after the Distribution Date, and SpinCo shall promptly reimburse the Company upon the Company’s reasonable request for the cost of any SpinCo Employee Liabilities satisfied by any Company Group Member from and after the Distribution Date.

ARTICLE XII

GENERAL AND ADMINISTRATIVE

Section 12.1 Sharing of Information.

(a) Generally. Subject to the other terms of this Section 12.1, the Company and SpinCo (acting directly or through their respective Subsidiaries) shall provide to the other and their respective agents and vendors all Information as the other may reasonably request to enable the requesting Party to administer efficiently and accurately each of its Benefit Plans (including Information for purposes of determining benefit eligibility, participation, vesting and calculation of benefits), to assist SpinCo in obtaining its own insurance policies to provide benefits under SpinCo Plans, and to determine the scope of and/or fulfill its obligations under this Agreement (including, without limitation, under Section 12.2); provided, however, that, in the event that the Party to whom the request has been made determines that, in the reasonable and good faith judgement of such Party, any such provision of Information could be detrimental to the Party providing the Information, violate any Law or agreement, or waive any privilege available under applicable Law, including any attorney-client privilege, then the Parties shall use commercially reasonable efforts to permit compliance with such obligations to the extent and in a manner that avoids any such harm or consequence. Such Information shall, to the extent reasonably practicable, be provided in the format and at the times and places requested, but in no event shall the Party providing such Information be obligated to incur any non de minimis out-of-pocket expenses not reimbursed pursuant to Section 6.3 of the Separation Agreement by the Party making such request.

(b) Transfer of Employee Records. Subject to and in compliance with any limitation imposed by applicable Law and to the extent that it has not done so before the Distribution Effective Time and has such records in its possession, the Company shall transfer to SpinCo any and all employment records (including any Form I-9, Form W-2 or other IRS and relevant tax forms applicable in any non-U.S. jurisdiction and copies of any individual employment, separation, severance, consulting, non-competition, retention or other similar agreements) with respect to SpinCo Group Employees and Former SpinCo Group Employees and other records reasonably required by SpinCo to enable SpinCo properly to carry out its obligations under this Agreement. Subject to and in compliance with any limitation imposed by applicable Law and to the extent that it has not done so before the Distribution Effective Time and has such records in its possession, SpinCo shall transfer to the Company any and all employment records (including any Form I-9, Form W-2 or other IRS and relevant Tax forms applicable in any non-U.S. jurisdiction and copies of any individual employment, separation, severance, consulting, non-competition, retention or other similar agreements) with respect to Company Group Employees and Former Company Group Employees and other records reasonably required by the Company to enable the Company properly to carry out its obligations under this Agreement. The transfer of records generally shall occur as soon as administratively practicable at or after the Distribution Effective Time (or, if earlier, the date employees are transferred pursuant to Section 2.1 of this Agreement). Each Party will permit the other Party reasonable access to employee records, to the extent reasonably necessary for such accessing Party to carry out its obligations hereunder.

(c) Maintenance of Records. With respect to retaining, destroying, transferring, sharing, copying and permitting access to all employee-related Information, the Company and SpinCo shall comply with all applicable Laws, regulations and internal policies, and shall indemnify and hold harmless each other from and against any and all Liability, claims, actions and damages that arise from a failure (by the indemnifying Party or its Subsidiaries or their respective agents) to so comply with all applicable Laws, regulations and internal policies applicable to such Information.

(d) Confidentiality. Notwithstanding anything in this Agreement to contrary, all confidential records, data and other Information to be shared pursuant to this Article XII shall be subject to Section 6.9 and Section 6.10 of the Separation Agreement and the requirements of applicable Law.

(e) Limitations of Liability; Ownership of Information. Information exchanged or provided pursuant to this Article XII shall be subject to Section 6.2 and Section 6.5 of the Separation Agreement.

(f) Interaction with Other Agreements. To the extent not inconsistent with this Agreement or any applicable privacy protection Laws or regulations, the foregoing rights and obligations in this Article XII shall be in addition to any similar or related rights and obligations that may be provided or applicable to Company Group Members and SpinCo Group Members, as applicable, under the Separation Agreement and any other Ancillary Agreement, if and as applicable.

Section 12.2 Reasonable Efforts/Cooperation. Each of the Parties hereto will use its commercially reasonable efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the transactions contemplated by this Agreement, including adopting plans or plan amendments. Without limiting the generality of the foregoing, each of the Parties hereto shall cooperate fully on any issue relating to (i) the Transactions for which the other Party seeks a determination letter or private letter ruling from the IRS, an advisory opinion from the DOL or any other filing (including, without limitation, securities, labor law, Pension Benefit Guaranty Corporation or exchange control filings), consent or approval with respect to or by a Governmental Authority, (ii) any audit of, or litigation with respect to, any Benefit Plan or any corrective actions relating to any Benefit Plan, labor or payroll practices (including with respect to employment taxes) and (iii) the reconciliation and administration of post-closing compensation, benefit, employment and payroll issues; provided, however, that, in each case, requests for cooperation must be reasonable and not unduly interfere with daily business operations.

Section 12.3 Non-Termination of Employment; No Third-Party Beneficiaries. No provision of this Agreement or the Separation Agreement shall be construed to create any right, or accelerate entitlement, to any compensation or benefit whatsoever on the part of any Company Group Employee or SpinCo Group Employee or other future, present or former employee of any member of the Company Group or SpinCo Group under any Company Plan or SpinCo Plan or otherwise. This Agreement is solely for the benefit of the Parties hereto and their respective successors and permitted assigns. Nothing in this

Agreement, express or implied, is intended to or shall confer upon any other person or persons (including any employee or former employee of the Company or SpinCo or either of their respective Subsidiaries or any beneficiary or dependent thereof) any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. No provision in this Agreement shall modify or amend any other agreement, plan, program or document unless this Agreement explicitly states that the provision “amends” that other agreement, plan, program or document. This shall not prevent the Parties entitled to enforce this Agreement from enforcing any provision in this Agreement, but no other person shall be entitled to enforce any provision in this Agreement on the grounds that it is an amendment to another agreement, plan, program or document unless the provision is explicitly designated as such in this Agreement, and the Person is otherwise entitled to enforce the other agreement, plan, program, or document. If a Person not entitled to enforce this Agreement brings a lawsuit or other action to enforce any provision in this Agreement as an amendment to another agreement, plan, program, or document, and that provision is construed to be such an amendment despite not being explicitly designated as one in this Agreement, that provision in this Agreement shall be void ab initio, thereby precluding it from having any amendatory effect. Furthermore, nothing in this Agreement is intended to confer upon any employee or former employee of the Company, SpinCo or either of their respective Subsidiaries any right to continued employment, or any recall or similar rights to an individual on layoff or any type of approved leave.

Section 12.4 Consent of Third Parties. If any provision of this Agreement is dependent on the consent of any third party and such consent is withheld, the Parties hereto shall use their reasonable best efforts to implement the applicable provisions of this Agreement to the fullest extent practicable. If any provision of this Agreement cannot be implemented due to the failure of such third party to consent, the Parties hereto shall negotiate in good faith to implement the provision in a mutually satisfactory manner.

Section 12.5 Beneficiary Designation/Release of Information/Right to Reimbursement. To the extent permitted by applicable Law and except as otherwise provided for in this Agreement, all beneficiary designations, authorizations for the release of Information and rights to reimbursement made by or relating to SpinCo Participants under Company Plans shall be transferred to and be in full force and effect under the corresponding SpinCo Plans until such beneficiary designations, authorizations or rights are replaced or revoked by, or no longer apply to, the relevant SpinCo Participant.

Section 12.6 Fiduciary Matters. The Company and SpinCo each acknowledges that actions required to be taken pursuant to this Agreement may be subject to fiduciary duties or standards of conduct under ERISA or other applicable Law, and no Party shall be deemed to be in violation of this Agreement if it fails to comply with any provisions hereof based upon its good-faith determination (which determination may include, but shall not be required to be, based on advice from counsel experienced in such matters) that to do so would violate such a fiduciary duty or standard. Each Party shall be responsible for taking such actions as are deemed necessary and appropriate to comply with its own fiduciary responsibilities and shall fully release and indemnify the other Party for any Liabilities caused by the failure to satisfy any such responsibility.

ARTICLE XIII

MISCELLANEOUS

Section 13.1 Effect If Separation Does Not Occur. Notwithstanding anything in this Agreement to the contrary, if the Separation Agreement is terminated prior to the Distribution Date, then all actions and events that are, under this Agreement, to be taken or occur effective immediately prior to or as of the Distribution Date, or otherwise in connection with the Transactions, shall not be taken or occur except to the extent specifically agreed to in writing by SpinCo and the Company and neither Party shall have any Liability to the other Party under this Agreement.

Section 13.2 Miscellaneous. Section 10.2 (Governing Law; Waiver of Trial by Jury) Section 10.3 (Assignability), Section 10.5 (Notices), Section 10.14 (Specific Performance), and Section 10.16 (Interpretation) of the Separation Agreement are incorporated by reference herein and are effective mutatis mutandis with respect to this Agreement as if set forth herein in their entirety.

Section 13.3 Complete Agreement; Construction. This Agreement, including all exhibits hereto, together with the Separation Agreement and other Ancillary Agreements, shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter.

Section 13.4 Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in more than one counterpart, all of which shall be considered one and the same agreement, each of which when executed shall be deemed to be an original, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to each of the Parties.

Section 13.5 Survival of Agreements. Except as otherwise contemplated by this Agreement, all covenants and agreements of the Parties contained in this Agreement shall survive the Distribution Date.

Section 13.6 Waivers. Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure to exercise and no delay in exercising, on the part of any Party, any right, remedy, power or privilege hereunder shall operate as a waiver hereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any consent required or permitted to be given by any Party to any other Party under this Agreement shall be in writing and signed by the Party giving such consent and shall be effective only against such Party (and its respective Subsidiaries).

Section 13.7 Amendments. This Agreement may not be modified or amended except by an agreement in writing signed by each of the Parties; provided that prior to making any such modification or amendment that would materially adversely affect Buyer (as defined in the Separation Agreement), its Affiliates or the Company Group, the Company shall also obtain Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided, further, that consent from Buyer shall not be required if at or before such modification or amendment is made, the Merger Agreement has been terminated in accordance with the terms thereof.

Section 13.8 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any entity that is contemplated to be a Subsidiary of such Party after the Distribution Date.

Section 13.9 No Circumvention. The Parties agree not to directly or indirectly take any actions, act in concert with any Person who takes an action, or cause or allow any member of any such Party’s Subsidiaries to take any actions (including the failure to take a reasonable action) such that the resulting effect is to materially undermine the effectiveness of any of the provisions of this Agreement (including adversely affecting the rights or ability of any Party to successfully pursue indemnification or payment pursuant to this Agreement or Article IV of the Separation Agreement).

Section 13.10 Title and Headings. Titles and headings to Sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 13.11 Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 13.12 No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances (including with respect to the rights, entitlements, obligations and recoveries that may arise out of Separation Agreement or any of the other Ancillary Agreements).

[signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the date first above written.

[NEW WONDER]

By
	Name:	[•]
	Title:	[•]

[DELIGHT] GLOBAL MEDIA, INC.

By
	Name:	[•]
	Title:	[•]

Exhibit A

NON-QUALIFIED PLANS

Exhibit B

COMPANY HEALTH & WELFARE PLANS

Exhibit C

NON-U.S. DEFINED BENEFIT PLANS

Exhibit D

EMPLOYER METHOD JURISDICTIONS

Exhibit B

Intellectual Property Matters Agreement

INTELLECTUAL PROPERTY MATTERS AGREEMENT

between

[New Wonder]

and

[Delight] Global Media, Inc.

Dated as of [•]

INTELLECTUAL PROPERTY MATTERS AGREEMENT

This INTELLECTUAL PROPERTY MATTERS AGREEMENT (this “Agreement”), dated as of [•] (the “Effective Date”), is by and between [New Wonder], a Delaware corporation (the “Company”), and [Delight] Global Media, Inc., a Delaware corporation (“SpinCo”). Each of the Company and SpinCo are referred to herein as a “Party”, and together, as the “Parties”.

WHEREAS, pursuant to that certain Separation and Distribution Agreement, dated as of [•], by and between the Parties (the “Separation and Distribution Agreement”), the Parties have agreed to take certain actions for purposes of effecting a Separation of the SpinCo Business from the Company Business, including allocating ownership of certain Intellectual Property and Software to either the SpinCo Business or the Company Business, as set forth in more detail therein (all capitalized terms used but not defined herein shall have the meaning set forth in the Separation and Distribution Agreement); and

WHEREAS, in connection with the transactions contemplated by the Separation and Distribution Agreement, the Parties desire to enter into this Agreement to address certain matters related to such Intellectual Property and Software;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and in the Separation and Distribution Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Certain Defined Terms. The following capitalized terms as used in this Agreement shall have the meanings specified in this Article I:

“Affiliate” has the meaning set forth in the Separation and Distribution Agreement.

“Agreement” has the meaning set forth in the Preamble.

“Bolt Off-Boarding” has the meaning set forth in Section 3.01(a).

“Bolt Prime Platform” has the meaning set forth in Section 3.01(a).

“Bolt Platform” means the platform that is the subject of rTSA Sub-Schedule ST-R02 (as defined in the Transition Services Agreement).

“Business Day” has the meaning set forth in the Separation and Distribution Agreement.

“Cloned Software and Materials” has the meaning set forth in Section 3.02.

“Commercial Agreements” has the meaning set forth in the Separation and Distribution Agreement.

“Composite Domain Names” has the meaning set forth in Section 2.01(d)(ii).

“Company Designated Licensee” means Warner Media International Limited (UK) and Warner Bros. Entertainment Nederland B.V. (NL).

“Confidential Information” has the meaning set forth in Section 4.01.

“Content” means television shows, movies, video games, music and other audiovisual, visual or audio content intended for broadcast, streaming or other transmission to an audience.

“Content IP” means Copyrights and other Intellectual Property rights (excluding Trademarks) in Content.

“Copyright” has the meaning set forth in the definition of “Intellectual Property.”

“Disclosing Party” has the meaning set forth in Section 4.01.

“Distribution Date” has the meaning set forth in the Separation and Distribution Agreement.

“Effective Date” has the meaning set forth in the Preamble.

“Improvement” means any improvement, enhancement, derivative work, or other modification. For clarity, an item of Intellectual Property or Software will be deemed to be an Improvement of another item only if it is actually derived from such other item and not merely because it may have the same or similar functionality or use as such other item.

“Intellectual Property” means, collectively, all U.S. and foreign intellectual property rights, including all such rights in (a) patents and patent applications, including divisions, continuations, continuations-in-part, extensions, reissues, reexaminations, and any other governmental grant for the protection of inventions or industrial designs (“Patents”); (b) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, designs, symbols, trade dress, trade names, Internet domain names, social media handles, and other indicia of source or origin, including all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby (“Trademarks”); (c) published and unpublished works of authorship in any media (including Software, information, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, including all renewals, extensions, restorations and reversions thereof, and including all derivative, compilation and ancillary rights of every kind, whether now known or hereafter recognized, related to copyrights (“Copyrights”); (d) trade secrets and all other confidential and proprietary information, including, rights in know-how, processes, schematics, business methods, formulae, technical data, specifications, operating and maintenance manuals, drawings, prototypes, models, designs, customer lists and supplier lists (“Trade Secrets”); and (e) moral rights, rights of publicity and rights of privacy.

“Law” has the meaning set forth in the Separation and Distribution Agreement.

4

“Legal Identity” means corporate names, assumed names, fictitious names, d/b/a’s, or other legal identities.

“Legal Identity Transition Period” has the meaning set forth in Section 2.01(d)(iii).

“Licensable” means Intellectual Property or Software that a Party has the right to license or sublicense to the other Party without (i) incurring incremental fees, royalties or other costs in connection with such sublicense and (ii) the consent of any Third Party.

“Licensee” means: (i) with respect to any license granted pursuant to this Agreement for Intellectual Property or Software by the Company or its Affiliates, SpinCo or the applicable SpinCo Designated Licensee; and (ii) with respect to any license granted pursuant to this Agreement for Intellectual Property or Software by SpinCo or its Affiliates, the Company or the applicable Company Designated Licensee.

“Licensed Patents” with respect to the Company as Licensor, all Patents owned or Licensable by the Company or its Affiliates as of the Effective Date, including the Patents listed on Schedule A-1; and with respect to SpinCo as Licensor, all Patents owned or Licensable by SpinCo or its Affiliates as of the Effective Date, including the Patents listed on Schedule A-2, in each case including all Related Patents to the foregoing.

“Licensor” means: (i) with respect to any license granted pursuant to this Agreement for Intellectual Property or Software by the Company or its Affiliates, the Company (on behalf of itself and its Affiliates); and (ii) with respect to any license granted pursuant to this Agreement for Intellectual Property or Software by SpinCo or its Affiliates, SpinCo (on behalf of itself and its Affiliates).

“Non-Possessing Party” means, with respect to any Shared Software or Software Materials therefor, a Party that does not, and whose Affiliates do not, have possession thereof as of the Effective Date.

“Party” has the meaning set forth in the Preamble.

“Patent” has the meaning set forth in the definition of “Intellectual Property.”

“Patent License” has the meaning set forth in Section 2.01(a)(i).

“Person” has the meaning set forth in the Separation and Distribution Agreement.

5

“Possessing Party” means, with respect to any Shared Software or Software Materials therefor, a Party that has, or whose Affiliates have, possession thereof as of the date on which a request to clone such Shared Software or Software Materials is received pursuant to Section 3.02.

“Receiving Party” has the meaning set forth in Section 4.01.

“Related Patents” of a Patent (the “First Patent”) means all Patents in any country of the world claiming priority to, or from which priority is claimed by, the First Patent, together with all foreign counterparts thereof.

“Representatives” has the meaning set forth in Section 4.01.

“Separation and Distribution Agreement” has the meaning set forth in the Recitals.

“Shared IP” means all Intellectual Property other than: (a) Patents, (b) Trademarks and (c) Content IP that is: (i) owned or Licensable by the Company or its Affiliates as of the Effective Date and was used by or on behalf of SpinCo or its Affiliates, or otherwise in the operation of the SpinCo Business, at any time after April 8, 2022; or (ii) owned or Licensable by SpinCo or its Affiliates as of the Effective Date and was used by or on behalf of the Company or its Affiliates, or otherwise in the operation of the Company Business, at any time after April 8, 2022.

“Shared IP License” has the meaning set forth in Section 2.01(b).

“Shared Software” means all Software that is: (i) owned or Licensable by the Company or its Affiliates as of the Effective Date and was used by or on behalf of SpinCo or its Affiliates, or otherwise in the operation of the SpinCo Business, at any time after April 8, 2022; or (ii) owned or Licensable by SpinCo or its Affiliates as of the Effective Date and was used by or on behalf of the Company or its Affiliates, or otherwise in the operation of the Company Business, at any time after April 8, 2022, including the Software set forth on Schedule B.

“Software” means all computer software, programs and applications, including software implementations of algorithms, models and methodologies, application software, system software and firmware, including all source code and object code versions thereof.

“Software License” has the meaning set forth in Section 2.01(c)(i).

“Software Materials” means, with respect to any Software (including any customizations, integrations and scripts developed to extend or interface with third-party applications or services), all Software and ancillary materials of such Software, including the complete source code and object code, infrastructure-as-code definitions, configuration files, build and deployment pipelines, automation and utility scripts, testing scripts and frameworks, and all associated technical and user documentation for such Software, in each case necessary or useful to permit each Party to be able to fully operate, maintain, and evolve such Software.

6

“SpinCo Business” has the meaning set forth in the Separation and Distribution Agreement.

“SpinCo Designated Licensee” means Warner Bros. International Television Production Holding B.V. or Warner Bros. International Television Production Limited.

“Third Party” means any Person, other than the Company, the Company’s Affiliates, SpinCo and SpinCo’s Affiliates.

“Trade Secret” has the meaning set forth in the definition of “Intellectual Property.”

“Trademark” has the meaning set forth in the definition of “Intellectual Property.”

“Transition Period” has the meaning set forth in Section 2.01(d)(i).

“Transition Services Agreement” has the meaning set forth in the Separation and Distribution Agreement.

ARTICLE II

INTELLECTUAL PROPERTY LICENSES

Section 2.01 Licenses.

(a) Patent License. Licensor hereby grants to Licensee a perpetual, irrevocable, non-exclusive, royalty-free, fully paid-up, right and license under all Licensed Patents to make, have made, use, have used, sell, have sold, offer to sell, have offered to sell, import, have imported, export, have exported, and otherwise exploit any product or service, each of which rights may be exercised by Licensee, and on Licensee’s behalf by Licensee’s authorized agents, end users, officers, directors, employees, distributors, resellers, contractors, subcontractors, suppliers and original equipment manufacturers (the “Patent License”).

(b) Shared IP License. Licensor hereby grants to Licensee a worldwide, perpetual, irrevocable, non-exclusive, royalty-free, fully paid-up, right and license under all Shared IP owned or Licensable by Licensor to copy, use, modify, reproduce, display, perform, make Improvements of or to, and otherwise exploit such Shared IP, each of which rights may be exercised by Licensee, and on Licensee’s behalf by Licensee’s authorized agents, end users, officers, directors, employees, distributors, resellers, contractors, subcontractors, suppliers and original equipment manufacturers (the “Shared IP License”).

(c) Software License. Licensor hereby grants to Licensee a worldwide, perpetual, irrevocable, non-exclusive, royalty-free, fully paid-up, right and license under all Intellectual Property (other than Trademarks and Content IP) owned or Licensable by Licensor to copy, use, modify, reproduce, display, perform, make Improvements of or to, and otherwise exploit such Shared Software, each of which rights may be exercised by Licensee, and on Licensee’s behalf by Licensee’s authorized agents, end users, officers, directors, employees, distributors, resellers, contractors, subcontractors, suppliers and original equipment manufacturers (the “Software License”).

7

(d) Trademarks.

(i) Except as permitted pursuant to a Commerical Agreement or as otherwise agreed by the Parties, within one hundred and eighty (180) days of the Effective Date (the “Transition Period”), each Party (and its Affiliates) shall remove and otherwise cease use of all Trademarks owned by the other Party (or its Affiliates), including on signage, vehicles, facilities, business cards, stationery, promotional materials, websites and social media handles; provided that, to the extent that it is not commercially reasonable to complete such removal or cessation with such one hundred and eighty (180) day period, the Parties shall discuss in good faith and extend such period as commercially reasonable, provided that such extension shall not exceed an additional one hundred and eighty (180) days. Without limiting the foregoing, any residual use by a Party (and its Affiliates) of Trademarks of the other Party (or its Affiliates) during the Transition Period must be in a form and manner consistent with use by such Party (and its Affiliates) prior to the Effective Date. For the avoidance of doubt, the foregoing shall not require a Party (or its Affiliates) to change any internal records bearing Trademarks of the other Party (or its Affiliates) that were created prior to the Effective Date or prevent such Party (or its Affiliates) from using Trademarks of the other Party (or its Affiliates) as otherwise permitted by fair use or other applicable Law.

(ii) With respect to domain names owned by a Party (or its Affiliates) that include Trademarks of both Parties (the “Composite Domain Names”), the Parties agree as follows:

(A)	Each Party (and its Affiliates) shall, prior to expiration of the Transition Period, cease all use of the Composite Domain Names; and

(B)

Each Party (or its Affiliates), as applicable, shall warehouse and not permit to expire all Composite Domain Names owned by such Party or such Party’s Affiliate for a period of at least five (5) years after the Effective Date.

(iii) Except as set forth on Schedule 2.01(d)(iii) or otherwise agreed by the Parties, within one hundred and eighty (180) days of the Effective Date, (the “Legal Identity Transition Period”), each Party (and its Affiliates) shall make such filings with applicable Governmental Authority(ies) as may be necessary to remove all Trademarks of the other Party (and its Affiliates) from the Legal Identity of such Party (and those of its Affiliates). In the event either Party is unable to cause the change of the Legal Identity of such Party (or any of its Affiliates) as required by this Section 2.01(d)(iii) prior to the expiration of the Legal Identity Transition Period, even after having used reasonable best efforts to effect such change of Legal Identity, such Party may request, and the other Party shall consider in good faith whether to grant, any additional extension period.

(e) No Content License. For clarity, no license to Content or Content IP is granted by either Party to the other Party pursuant to this Agreement. Licenses to Content and Content IP shall be only as set forth in the Transition Services Agreement, a Commercial Agreement or as otherwise may be agreed by the Parties.

8

Section 2.02 Sublicenses. The licenses granted in Section 2.01 may be sublicensed as follows:

(a) Licensee may grant sublicenses (through multiple tiers) of the Patent License to its Affiliates and any other entity in which Licensee or its Affiliates holds at least a [40%] equity ownership interest.

(b) Licensee may grant sublicenses (through multiple tiers) of the Shared IP License to any other Person.

(c) Licensee may grant sublicenses (through multiple tiers) of the Software License to any other Person.

Section 2.03 Third Party IP.

Except as expressly provided herein, this Agreement does not grant or otherwise convey to any Party a license or any other right under or to any Intellectual Property or Software owned by any Third Party, and each Party acknowledges that it must have an appropriate license or other grant of rights from the Third Party owner (or its permitted licensee) to use or otherwise exploit such Intellectual Property and Software.

Section 2.04 Ownership of Improvements. Except as expressly provided in this Agreement, the Transition Services Agreement (including, for the avoidance of doubt, the schedules thereto) or another written agreement between the Parties, as between the Company and its Affiliates, on the one hand, and SpinCo and its Affiliates, on the other hand, ownership of any Improvements made after the Effective Date with respect to any Intellectual Property or Software owned by a Party or licensed thereto pursuant to this Agreement shall vest with the Party or its Affiliates that developed such Improvement, and neither Party or its Affiliates shall have any obligation to disclose or otherwise provide any Improvement made by or on behalf of such Party or its Affiliates to the other Party or its Affiliates.

ARTICLE III

TREATMENT OF BOLT AND OTHER CLONED SOFTWARE

Section 3.01 Bolt Platform.

(a) The Parties acknowledge and agree that, pursuant to the Transition Services Agreement, the Company will create a second instance of the Bolt Platform that will be referred to as the Bolt Prime Platform through implementation of an “Off-boarding and Knowledge Transfer” process described in more detail in rTSA Sub-Schedule ST-R02 of the Transition Services Agreement (“Bolt Off-Boarding”).

(b) For the avoidance of doubt, the Parties acknowledge and agree that: (i) with respect to any Software of the Bolt Platform that may be owned by SpinCo or its Affiliates, such Software constitutes Shared Software and is included in the Software License granted to the Company, and (ii) with respect to any Software of the Bolt Prime Platform that may be owned by the Company or its Affiliates (including any new features developed pursuant to Transition Services Agreement that are included in the Bolt Prime Platform as contemplated in rTSA Sub-Schedule ST-R02 thereof), such Software of the Bolt Prime Platform constitutes Shared Software and is included in the Software License granted to SpinCo.

9

(c) For the further avoidance of doubt, following the Bolt Off-Boarding: (i) the Company (or its Affiliates) shall own all right, title and interest to any Improvements to the Bolt Platform made by or on behalf of the Company (or its Affiliates), (ii) SpinCo (or its Affiliates) shall own all right, title and interest to any Improvements to Bolt Prime Platform made by or on behalf of SpinCo (or its Affiliates), and (iii) neither Party or its Affiliates shall have any obligation to disclose or otherwise provide any Improvement made by or on behalf of such Party or its Affiliates to the other Party or its Affiliates.

Section 3.02 Delivery of Cloned Software and Software Materials. At any time within twelve (12) months of the Effective Date, a Non-Possessing Party may request in writing to the Possessing Party that any Shared Software or Software Materials therefor not already in the possession of the Non-Possessing Party be cloned and provided thereto (collectively, “Cloned Software and Materials”). Upon receipt of such written request, the Parties shall cooperate with each other on a reasonable time frame to be agreed by the Parties to clone the applicable Cloned Software and Materials and provide the resulting copy of such Cloned Software and Materials to the Non-Possessing Party in such form and by such means as reasonably agreed by the Parties.

ARTICLE IV

CONFIDENTIALITY

Section 4.01 Confidentiality. Each Party and its Affiliates (each, a “Receiving Party”) that receives or otherwise obtains under this Agreement any non-public information, data, materials, Trade Secrets (including any source code that was treated as confidential prior to the Effective Date), know-how, inventions, technical information, business plans, strategies, financial information, and other proprietary information, whether disclosed orally, in writing, electronically, or in any other form (collectively, “Confidential information”) that is disclosed or made available by the other Party or its Affiliates (each, a “Disclosing Party”) agrees to (a) keep the Disclosing Party’s Confidential Information confidential and not disclose or make available any of the Disclosing Party’s Confidential Information to any third party without the prior written consent of the Disclosing Party, except in accordance with Section 4.02, (b) use at least the same degree of care in keeping the Disclosing Party’s Confidential Information confidential as it uses for its own confidential information of a similar nature (but in no event less than a reasonable degree of care), and (c) limit access to the Disclosing Party’s Confidential Information to its Affiliates, directors, accountants, auditors, attorneys, and financial advisors, and other representatives (“Representatives”) with a reasonable need to know such Confidential Information; provided that the use or disclosure of the Disclosing Party’s Confidential Information in accordance with Article II shall be deemed to be permitted under this Section 4.01; provided, further, that such Representatives are subject to obligations of confidentiality at least as protective of the Disclosing Party’s Confidential Information as the confidentiality provisions of this Agreement. The Confidential Information of a Party includes Confidential Information disclosed by its Affiliates and its and their Representatives in connection with this Agreement.

10

Section 4.02 Disclosure Required by Law. In the event the Receiving Party is requested or required by Law to disclose any Confidential Information of the Disclosing Party, the Receiving Party shall, if legally permitted, provide reasonable advance written notice to the Disclosing Party of such request or requirement so that the Disclosing Party may seek confidential treatment of such Confidential Information prior to its disclosure (whether through protective orders or otherwise). If, in the absence of a protective order, other confidential treatment or waiver under this Agreement, the Receiving Party is advised by its legal counsel that it is legally required to disclose such Confidential Information, the Receiving Party may disclose such Confidential Information without liability under this Article IV; provided, however, that the Receiving Party exercises commercially reasonable efforts to obtain reliable assurances that confidential treatment will be accorded any such Confidential Information prior to its disclosure and discloses only the minimum amount of such Confidential Information necessary to comply with such legal requirement.

ARTICLE V

TERM AND TERMINATION

Section 5.01 Term. The term of this Agreement shall commence on the Effective Date and continue until, and automatically terminate upon, the date on which all Intellectual Property licensed hereunder expires or is no longer subsisting.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES; DISCLAIMER;

ASSUMPTION OF RISK; BANKRUPTCY ASSURANCE

Section 6.01 Representations and Warranties. Each Party hereby represents and warrants to the other Party that: (a) it has the power and authority to enter into this Agreement and to fully perform its obligations hereunder (including to grant the licenses granted pursuant to Article II); (b) this Agreement has been duly authorized, executed and delivered by it; and (c) this Agreement is a valid and binding agreement enforceable against it in accordance with the terms hereof except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

Section 6.02 DISCLAIMER. WITHOUT PREJUDICE TO ANY PROVISIONS OF THE OTHER TRANSACTION DOCUMENTS OR COMMERCIAL AGREEMENTS AND EXCEPT AS OTHERWISE SET FORTH HEREIN, EACH PARTY AGREES AND ACKNOWLEDGES THAT THE LICENSED PATENTS, SHARED IP AND SHARED SOFTWARE ARE LICENSED HEREUNDER ON AN AS-IS BASIS, WITH ALL FAULTS, WITHOUT WARRANTY OF ANY KIND, AND SUBJECT TO ALL EXISTING LICENSES AND RIGHTS GRANTED, AND THAT EXCEPT AS OTHERWISE SET FORTH HEREIN OR IN THE OTHER TRANSACTION DOCUMENTS OR COMMERCIAL AGREEMENTS, NO PARTY NOR ANY OF THEIR RESPECTIVE AFFILIATES MAKES, AND EACH OF THE PARTIES AND THEIR RESPECTIVE AFFILIATES HEREBY SPECIFICALLY DISCLAIM, ALL REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT THERETO INCLUDING OF MERCHANTABILITY, FITNESS FOR A PARTICULAR

11

PURPOSE AND NON-INFRINGEMENT; AND FURTHER, NEITHER PARTY MAKES ANY REPRESENTATIONS, OR EXTENDS WARRANTIES OF ANY KIND, EITHER EXPRESS OR IMPLIED, NOR ASSUMES ANY RESPONSIBILITIES WHATSOEVER WITH RESPECT TO THE MANUFACTURE, USE, SALE OR OTHER DISPOSITION (AS APPLICABLE) BY THE OTHER PARTY, ITS AFFILIATES OR ITS OR THEIR RESPECTIVE LICENSEES OR OTHER TRANSFEREES, OR CUSTOMERS, OF PRODUCTS, PROCESSES OR METHODS INCORPORATING OR MADE BY USE OF INTELLECTUAL PROPERTY OR SOFTWARE SUBJECT TO THIS AGREEMENT. EACH PARTY AND ITS SUBSIDIARIES ASSUME TOTAL RESPONSIBILITY AND RISK FOR THEIR USE OF THE RIGHTS GRANTED TO THEM BY THE OTHER PARTY UNDER THIS AGREEMENT, INCLUDING THE RISK OF ANY DEFECTS OR INACCURACIES THEREIN. THE PARTIES ACKNOWLEDGE AND AGREE THAT NOTHING CONTAINED IN THIS AGREEMENT SHALL CONSTITUTE A WAIVER OF ANY OF A PARTY’S RIGHTS PURSUANT TO THE OTHER TRANSACTION DOCUMENTS OR COMMERCIAL AGREEMENTS AND THAT THE REPRESENTATIONS, WARRANTIES, COVENANTS, AGREEMENTS, INDEMNITIES AND OTHER TERMS CONTAINED THEREIN SHALL NOT BE ALTERED OR SUPERSEDED HEREBY, BUT SHALL REMAIN IN FULL FORCE AND EFFECT TO THE FULL EXTENT PROVIDED THEREIN.

Section 6.03 Bankruptcy Assurance. All rights and licenses granted to either Party under or pursuant to this Agreement are, for all purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of rights to “intellectual property” as defined in the U.S. Bankruptcy Code, and, in the event that a case under the U.S. Bankruptcy Code is commenced by or against a Party granting any right or license hereunder, each applicable licensed Party will have all of the rights set forth in Section 365(n) of the U.S. Bankruptcy Code to the maximum extent permitted thereby.

ARTICLE VII

MISCELLANEOUS PROVISIONS

Section 7.01 Assignment of the Agreement. No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Party; provided, however, that either Party may assign this Agreement without the consent of the other Party: (i) in whole but not in part in connection with the sale of all or substantially all of such Party (whether by stock sale, merger, asset sale or otherwise); and (ii) in part in connection with the sale or other transfer or divestiture of all or substantially all of any division or business of such Party (whether by stock sale, merger, asset sale or otherwise). Any attempted or purported assignment or delegation in violation of this Section 7.01 shall be null and void ab initio.

Section 7.02 Assignment of Intellectual Property Rights. Any Party (or its Affiliate) may freely assign or transfer any Intellectual Property owned by such Party (or its Affiliate) that is licensed to the other Party hereunder, provided that such Intellectual Property shall remain subject to the license grants and other terms of this Agreement following such assignment or transfer.

12

Section 7.03 Miscellaneous. Except for Section 10.3 (Assignability), Article X (Miscellaneous) of the Separation and Distribution Agreement is incorporated by reference into this Agreement and shall apply, mutatis mutandis, as if fully set forth herein.

[The remainder of this page has been intentionally left blank.]

13

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the Effective Date.

[NEW WONDER]

By:
Name:
Title:

[DELIGHT] GLOBAL MEDIA, INC.

By:
Name:
Title:

Signature Page to Intellectual Property Matters Agreement

14

Schedule A-1

(Licensed Company Patents)

See Attachment A-1.

15

Schedule A-2

(Licensed SpinCo Patents)

See Attachment A-2.

16

Schedule B

(Shared Software)

Schedule 2.01(d)(iii)

(Legal Identity Transition)

Exhibit C

SpinCo Bylaws

Exhibit D

SpinCo Certificate of Incorporation

Exhibit E

Tax Matters Agreement

TAX MATTERS AGREEMENT

between

[NEW WONDER],

on behalf of itself

and the members

of the Company Group

and

[DELIGHT] GLOBAL MEDIA, INC.,

on behalf of itself

and the members

of the SpinCo Group

Dated as of [•]

i

ii

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT, dated as of [•] (this “Agreement”), is by and between [New Wonder], a Delaware corporation (the “Company”), and [Delight] Global Media, Inc., a Delaware corporation (“SpinCo”). The Company and SpinCo are sometimes collectively referred to herein as the “Parties” and, as the context requires, individually referred to herein as a “Party”.

RECITALS

WHEREAS, SpinCo is a wholly owned Subsidiary of the Company;

WHEREAS, the Company Board has determined that it is in the best interests of the Company and its stockholders to create a new publicly traded company that will operate the SpinCo Business;

WHEREAS, in furtherance of the foregoing, the Company Board has determined that it is appropriate and desirable to cause the Separation to be effected;

WHEREAS, contemporaneously with the execution of this Agreement, the Company and SpinCo are entering into the Separation and Distribution Agreement, dated as of the date hereof (the “Separation Agreement”), pursuant to which the Company will separate the SpinCo Business from the Company Business in accordance with the Separation;

WHEREAS, in order to effect the Separation, (a) the Company has caused or will cause to be effected the Internal Restructuring in accordance with the Restructuring Plan and (b) the Company will effect the Contribution;

WHEREAS, in connection with the Contribution, the Company intends to cause DGH to effect the Debt-for-Debt Exchange through one or more exchanges of New SpinCo Debt Securities for DGH Debt;

WHEREAS, following the Contribution, on the terms and subject to the conditions set forth in the Separation Agreement, the Company will make the Distribution;

WHEREAS, Buyer, Merger Sub and the Company have entered into the Merger Agreement pursuant to which, following the Distribution, on the terms and subject to the conditions set forth therein, the Merger will be effected;

WHEREAS, SpinCo has been incorporated solely for these purposes and has not engaged in activities except in preparation for the Separation, the Contribution, the Distribution and the Merger;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Transactions will qualify for the Intended U.S. Tax Treatment;

WHEREAS, pursuant to the Tax Laws of various jurisdictions, certain members of the SpinCo Group presently file certain Tax Returns on an affiliated, consolidated, combined, unitary, fiscal unity or other similar group basis (including as permitted by Section 1501 of the Code) with certain members of the Company Group; and

WHEREAS, the Company and SpinCo desire to set forth their agreement on the rights and obligations of the Company and the members of the Company Group, on the one hand, and SpinCo and the members of the SpinCo Group, on the other hand, with respect to (a) the administration and allocation of federal, state, local, and foreign Taxes, (b) Taxes resulting from the Distribution and transactions effected in connection with the Distribution and (c) various other Tax matters.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

Section 1. Definition of Terms. For purposes of this Agreement (including the recitals hereof), the following terms have the following meanings, and capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Separation Agreement:

“Adjustment Request” means any formal or informal claim or request filed with any Tax Authority, or with any administrative agency or court, for the adjustment, refund, or credit of Taxes, including (i) any amended Tax Return claiming adjustment to the Taxes as reported on the Tax Return or, if applicable, as previously adjusted, (ii) any claim for equitable recoupment or other offset and (iii) any claim for refund or credit of Taxes previously paid.

“Affiliate” has the meaning set forth in the Separation Agreement.

“After-Tax Basis” means, in the context of determining the amount of a payment to be made on such basis, the payment of an amount which, after subtraction of the net increase, if any, in Tax liability incurred by the indemnified Person to whom the payment is made as a result of the receipt or accrual of such payment (taking into account any Tax Benefits realized by such indemnified Person as a result of the event or circumstances giving rise to such payment), shall equal the amount that would have been payable if no net increase in such Tax liability had been incurred.

2

“Agreement” means this Tax Matters Agreement.

“Ancillary Agreement” has the meaning set forth in the Separation Agreement; provided, that for purposes of this Agreement, this Agreement shall not constitute an Ancillary Agreement.

“ATB Obligations” has the meaning set forth in Section 6.02(b)(iv) of this Agreement.

“AT&T” means AT&T Inc.

“BBA Rules” means Subchapter C of Chapter 63 of the Code (Sections 6221 et seq.) and any Treasury Regulations and other guidance promulgated thereunder, and any similar state or local legislation, regulations or guidance.

“Buyer” has the meaning set forth in the Separation Agreement.

“Business Day” has the meaning set forth in the Separation Agreement.

“Capital Stock” means all classes or series of capital stock of a corporation, including (i) common stock, (ii) all options, warrants and other rights to acquire such capital stock and (iii) all instruments properly treated as stock in such corporation for U.S. federal income tax purposes.

“Chosen Courts” means the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks subject matter jurisdiction, the federal court of the United States of America sitting in Delaware, and appellate courts thereof.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Combined Return” means any Tax Return that includes one or more members of the Company Group and one or more members of the SpinCo Group.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Active Trade or Business” means the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations thereunder) of the Company ATB as conducted immediately prior to the Distribution by the Company SAG.

“Company Acquired Subsidiary” has the meaning set forth in Section 2.06 of this Agreement.

“Company ATB” has the meaning set forth on Schedule D hereto.

“Company Board” has the meaning set forth in the Separation Agreement.

3

“Company Business” has the meaning set forth in the Separation Agreement.

“Company Combined Return” has the meaning set forth in Section 2.01(a).

“Company Group” means the Company and each Person (other than SpinCo or any other members of the SpinCo Group) that is a direct or indirect Subsidiary of the Company immediately prior to the Distribution, and each Person that becomes a Subsidiary of the Company after the Distribution.

“Company SAG” means the separate affiliated group of the Company, within the meaning of Section 355(b)(3)(B) of the Code.

“Company Section 355(e) Event” means the application of Section 355(e) of the Code to the Distribution as a result of the Distribution being part of a plan (or series of related transactions), or any agreement, understanding or arrangement (within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7), pursuant to which one (1) or more Persons acquire directly or indirectly stock representing a 50-percent or greater interest in the Company or any successor corporation (within the meaning of Section 355(e) of the Code), other than solely as a result of the consummation of the Merger.

“Company Separate Return” means any Tax Return (other than a Combined Return) of or including a member of the Company Group that does not include any member of the SpinCo Group.

“Company Shares” has the meaning set forth in the Separation Agreement.

“Company Tainting Act” means (i) any breach or non-performance by the Company of any of its covenants set forth in Section 6.03 or any breach by the Company of any of its representations set forth in Section 6.01, (ii) a Company Section 355(e) Event or (iii) the failure of the Company SAG to continue and cause to be continued the Company Active Trade or Business, provided that, for the avoidance of doubt, any actions required to be taken by the Company or any member of the Company Group under the Separation Agreement, the Merger Agreement or any Ancillary Agreement shall not be treated as a Company Tainting Act.

“Company Tax Representation Letters” means the representation letters of officers of the Company (or a member of the Company Group) delivered by, or on behalf of, the Company (or a member of the Company Group) to a Tax Advisor in connection with the issuance by such Tax Advisor of a Tax Opinion in connection with the Transactions or the Specified U.S. Internal Restructuring Transactions.

“Contribution” has the meaning set forth in the Separation Agreement.

4

“Controlling Party” means (i) with respect to any Combined Return or Separate Return, the Party that is responsible for the preparation and filing of the Combined Return or Separate Return, as applicable, pursuant to Section 3 and (ii) with respect to any Tax Contest, the Party that controls such Tax Contest pursuant to Section 9.02.

“Debt-for-Debt Exchange” has the meaning set forth in the Separation Agreement.

“DGH” has the meaning set forth in the Separation Agreement.

“Distribution” has the meaning set forth in the Separation Agreement.

“Distribution Date” has the meaning set forth in the Separation Agreement.

“Distribution Effective Time” has the meaning set forth in the Separation Agreement.

“Existing TMA” means the Tax Matters Agreement, dated May 17, 2021, by and among AT&T Inc., Magallanes, Inc. (n/k/a [Delight] Global Holdings, Inc.) and [Delight], Inc. (n/k/a [Wonder Delight], Inc.), as amended, supplemented or modified.

“Extraordinary Transaction” means any action that is not in the ordinary course of business (other than an action required by the Merger Agreement, the Separation Agreement or any Ancillary Agreement or that is undertaken pursuant to the Transactions).

“Fifty-Percent or Greater Interest” has the meaning ascribed to such term for purposes of Sections 355(d) and (e) of the Code.

“Final Allocation” has the meaning set forth in Section 3.07(b) of this Agreement.

“Final Determination” means the final resolution of liability for any Tax, which resolution may be for a specific issue or adjustment or for any Tax Period, (i) by IRS Form 870 or 870-AD (or any successor forms thereto), on the date of acceptance by or on behalf of the taxpayer, or by a comparable form under the laws of a state, local, or foreign taxing jurisdiction, except that a Form 870 or 870-AD or comparable form shall not constitute a Final Determination to the extent that it reserves (whether by its terms or by operation of law) the right of the taxpayer to file a claim for refund or the right of the Tax Authority to assert a further deficiency in respect of such issue or adjustment or for such Tax Period (as the case may be); (ii) by a decision, judgment, decree, or other order by a court of competent jurisdiction, which has become final and unappealable; (iii) by a closing agreement or accepted offer in compromise under Sections 7121 or 7122 of the Code, or a comparable agreement under the laws of a state, local, or foreign taxing jurisdiction; (iv) by any allowance of a refund or credit in respect of an overpayment of a

5

Tax, but only after the expiration of all periods during which such refund may be recovered (including by way of offset) by the jurisdiction imposing such Tax; (v) by a final settlement resulting from a treaty-based competent authority determination; or (vi) by any other final disposition, including by reason of the expiration of the applicable statute of limitations, the execution of a pre-filing agreement with the IRS or other Tax Authority, or by mutual agreement of the Parties.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction, in each case, including the IRS or any other Taxing authority.

“Group” means (a) with respect to the Company, the Company Group and (b) with respect to SpinCo, the SpinCo Group, as the context requires.

“Income Tax” means all U.S. federal, state, local and foreign income, franchise or similar Taxes imposed on (or measured by) net income or net profits, and any interest, penalties, additions to Tax or additional amounts in respect of the foregoing.

“Intended U.S. Tax Treatment” means (a) unless and until the Merger is consummated, (i) the qualification of the Contribution and the Distribution, taken together, as a reorganization described in Sections 368(a)(1)(D) and 355(a) of the Code, with each of the Company and SpinCo being a party to the reorganization, in which no income or gain is recognized by the Company, SpinCo or the holders of Company Shares pursuant to Sections 355, 357, 361 and 1032 of the Code, other than in respect of (A) any intercompany items or excess loss accounts taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code, (B) the triggering or recapturing of any deferred gain or similar items (e.g., including pursuant to a gain recognition agreement or dual consolidated loss election) that are not excludable by reason of the tax-free status of the Contribution and the Distribution, (C) any cash received in lieu of fractional shares with respect to SpinCo Shares or (D) any indebtedness assumed (or deemed assumed) by SpinCo in connection with the Contribution to the extent that the amount of such indebtedness exceeds the Company’s adjusted tax basis in the SpinCo Assets transferred (or deemed transferred) to SpinCo in connection with the Contribution, (ii) none of Section 355(d) or (e) will apply to the Distribution, and (iii) the qualification of any Debt-for-Debt Exchange as a transfer of “qualified property” to Company Group creditors in connection with the reorganization within the meaning of Section 361(c) of the Code, (b) if the Merger is consummated, the treatment of the Distribution as a distribution to which Section 311(b) of the Code applies and (c) the qualification of any Specified U.S. Internal Restructuring Transaction for the U.S. federal income tax treatment set forth on Part I of Schedule E.

6

“Internal Restructuring” has the meaning set forth in the Separation Agreement.

“IP Owner” means, with respect to any Production Incentive, the legal entity that is entitled (taking into account any contractual or similar arrangements) to the benefits of, and bears the burdens of, the applicable production that gave rise to the Production Incentive.

“IRS” means the U.S. Internal Revenue Service or any successor agency.

“IRS Ruling” has the meaning set forth in Section 6.02(b) of this Agreement.

“Law” has the meaning set forth in the Separation Agreement.

“Merger” has the meaning set forth in the Separation Agreement.

“Merger Sub” has the meaning set forth in the Separation Agreement.

“New SpinCo Debt Securities” has the meaning set forth in the Separation Agreement.

“Non-Controlling Party” means (i) with respect to any Combined Return or Separate Return, the Party that is not responsible for the preparation and filing of the Combined Return or Separate Return, as applicable, pursuant to Section 3 and (ii) with respect to any Tax Contest, the Party that does not control such Tax Contest pursuant to Section 9.02.

“Notified Action” has the meaning set forth in Section 6.04 of this Agreement.

“Parties” and “Party” have the meaning set forth in the preamble to this Agreement.

“Payment Date” means (i) with respect to any U.S. federal income tax return, the due date for any required installment of estimated taxes determined under Section 6655 of the Code, the due date (determined without regard to extensions) for filing the return determined under Section 6072 of the Code, and the date the return is filed and (ii) with respect to any other Tax Return, the corresponding dates determined under the applicable Tax Law.

“Payment Notice” has the meaning set forth in Section 14.11 of this Agreement.

“Payment Notice Review Date” means, with respect to any Payment Notice delivered under this Agreement, the date that falls ten (10) Business Days after the date on which such Payment Notice is delivered to the recipient.

7

“Payment Notice Settlement Date” means, with respect to any Payment Notice delivered under this Agreement, the last day of the month in which the day after the Payment Notice Review Date with respect to such Payment Notice falls.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity or any department, agency or political subdivision thereof, without regard to whether any entity is treated as disregarded for U.S. federal income tax purposes.

“Pillar Two Provisions” shall mean the model rules published by the Organization for Economic Co-operation and Development as “Tax Challenges Arising from the Digitalization of the Economy – Global Anti-Base Erosion Model Rules (Pillar Two): Inclusive Framework on BEPS” and any legislation of any jurisdiction introduced pursuant to, or in order to adopt, implement or conform to, such model rules (or similar rules based on such model rules).

“Post-Distribution Period” means any Tax Period beginning after the Distribution Date and, in the case of any Straddle Period, the portion of such Tax Period beginning on the day after the Distribution Date.

“Pre-Distribution Period” means any Tax Period ending on or before the Distribution Date and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Distribution Date.

“Privilege” means any privilege that may be asserted under applicable law, including, any privilege arising under or relating to the attorney-client relationship (including the attorney-client and work product privileges), the accountant-client privilege and any privilege relating to internal evaluation processes.

“Production Incentives” means production Tax credits, rebates or refunds, production incentives, production receivables or similar items, however denominated, including any credit, rebate, refund, incentive or receivable, in each case arising anywhere in the world that is based upon or otherwise arises in relation to the film, television, games or other production activities of the Company Business or the SpinCo Business, as applicable, whether or not reflected on a Tax Return and whether or not payable in cash, as a refund, as a credit, as an offset of Taxes or otherwise.

“Proposed Acquisition Transaction” means a transaction or series of transactions (or any agreement, understanding or arrangement within the meaning of Treasury Regulations Section 1.355-7 to enter into a transaction or series of transactions), as a result of which SpinCo (or any successor thereto) would merge or consolidate with any other Person or as a result of which any Person or any group of related Persons would (directly or indirectly) acquire, or have the right to acquire, a number of shares of Capital

8

Stock in SpinCo that would, when combined with any other changes in ownership of Capital Stock in SpinCo pertinent for purposes of Section 355(e) of the Code, compose forty-five percent (45%) or more of (i) the value of all outstanding shares of stock of SpinCo as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series, or (ii) the total combined voting power of all outstanding shares of voting stock of SpinCo as of the date of such transaction, or in the case of a series of transactions, the date of the last transaction of such series. Notwithstanding the foregoing, a Proposed Acquisition Transaction shall not include (x) the adoption by SpinCo of a customary shareholder rights plan (also known as a “poison pill”), (y) issuances by SpinCo that satisfy Safe Harbor VIII (relating to acquisitions in connection with a Person’s performance of services) or Safe Harbor IX (relating to acquisitions by a retirement plan of an employer) of Treasury Regulations Section 1.355-7(d), including such issuances net of exercise price and/or tax withholding (provided, however, that any sale of such stock in connection with a net exercise or tax withholding is not exempt under this clause (y) unless it satisfies the requirements of Safe Harbor VII of Treasury Regulations Section 1.355-7(d)) or (z) acquisitions that satisfy Safe Harbor VII of Treasury Regulations Section 1.355-7(d). For purposes of determining whether a transaction constitutes an indirect acquisition, any recapitalization resulting in a shift of voting power, any amendment to the certificate of incorporation (or other organizational documents) of SpinCo to the extent a shareholder’s percentage interest in SpinCo for U.S. federal income tax purposes increases by vote or value, or any redemption of shares of stock shall be treated as an indirect acquisition of shares of stock by the non-exchanging shareholders. This definition and the application thereof are intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly. Any clarification of, or change in, the statute or regulations promulgated under Section 355(e) of the Code shall be incorporated in this definition and its interpretation.

“Proposed Allocation” has the meaning set forth in Section 3.07(b) of this Agreement.

“Reconciliation Dispute” has the meaning set forth in Section 13 of this Agreement.

“Representative” has the meaning set forth in the Separation Agreement.

“Restructuring Plan” has the meaning set forth in the Separation Agreement.

“Retention Date” has the meaning set forth in Section 8.01 of this Agreement.

“SEC” has the meaning set forth in the Separation Agreement.

“Section 336(e) Allocation Statement” has the meaning set forth in Section 2.07(a) of this Agreement.

9

“Section 336(e) Election” has the meaning set forth in Section 3.05 of this Agreement.

“Section 1.1502-13(f)(5)(ii) Election” has the meaning set forth in Section 3.05 of this Agreement.

“Separate Return” means any Company Separate Return or SpinCo Separate Return.

“Separation” has the meaning set forth in the Separation Agreement.

“Separation Agreement” has the meaning set forth in the recitals to this Agreement.

“Separation Taxes” means all Taxes attributable to or arising as a result of the Transactions or the Internal Restructuring, excluding Transfer Taxes.

“Specified Repurchases or Redemptions” means repurchases or redemptions by SpinCo that satisfy the following criteria: (i) the repurchase or redemption is motivated by a non-tax business purpose that is unrelated to the Distribution, (ii) the stock to be repurchased or redeemed is widely held, (iii) the repurchase or redemption is made in the open market or from or through a securities brokerage or investment bank that is not related to SpinCo at an agreed price or formula (including through a call option or derivative), as part of a repurchase program (including an accelerated share repurchase program) in which the securities brokerage or investment bank purchases shares of stock of SpinCo from anonymous sellers, (iv) the repurchase or redemption is not motivated to any extent by a desire to increase or decrease the ownership percentage of any particular shareholder or group of shareholders, (v) SpinCo will not know the identity of any shareholder from which its stock is redeemed or repurchased and (vi) the aggregate amount of repurchases or redemptions will not equal or exceed twenty percent (20%) of the outstanding SpinCo Shares.

“Specified U.S. Internal Restructuring Transaction” means any transaction undertaken pursuant to the Internal Restructuring that is described in Schedule E hereto.

“SpinCo” has the meaning provided in the preamble to this Agreement.

“SpinCo Acquired Subsidiary” has the meaning set forth in Section 2.06 of this Agreement.

“SpinCo Active Trade or Business” means the active conduct (as defined in Section 355(b)(2) of the Code and the Treasury Regulations thereunder) of the SpinCo ATB as conducted immediately prior to the Distribution by the SpinCo SAG.

“SpinCo ATB” has the meaning set forth on Schedule D hereto.

10

“SpinCo Assets” has the meaning set forth in the Separation Agreement.

“SpinCo Business” has the meaning set forth in the Separation Agreement.

“SpinCo Carryback” means any net operating loss, net capital loss, excess Tax credit, or other similar Tax Item of any member of the SpinCo Group that may or must be carried from one Tax Period to a prior Tax Period under the Code or other applicable Tax Law.

“SpinCo Combined Return” has the meaning set forth in Section 2.01(a).

“SpinCo Financing Arrangements” has the meaning set forth in the Separation Agreement.

“SpinCo Financing Arrangements Tax Treatment” has the meaning set forth in Section 3.04(f) of this Agreement.

“SpinCo Group” means (i) SpinCo and each of its Subsidiaries immediately following the Distribution and (ii) any Person that has been merged or consolidated with or into, or converted into, any Person described in clause (i) hereof, other than any such Person that is a member of the Company Group immediately following the Distribution.

“SpinCo Liabilities” has the meaning set forth in the Separation Agreement.

“SpinCo SAG” means the separate affiliated group of SpinCo, within the meaning of Section 355(b)(3)(B) of the Code.

“SpinCo Section 355(e) Event” means the application of Section 355(e) of the Code to the Distribution as a result of the Distribution being part of a plan (or series of related transactions), or any agreement, understanding or arrangement (within the meaning of Section 355(e) of the Code and Treasury Regulations Section 1.355-7), pursuant to which one (1) or more Persons acquire directly or indirectly stock representing a 50-percent or greater interest in SpinCo or any successor corporation (within the meaning of Section 355(e) of the Code).

“SpinCo Separate Return” means any Tax Return (other than a Combined Return) of or including a member of the SpinCo Group and that does not include any member of the Company Group.

“SpinCo Shares” has the meaning set forth in the Separation Agreement.

“SpinCo Tainting Act” means (i) any breach or non-performance by SpinCo of any of its covenants set forth in Section 6.02 (regardless of whether an Unqualified Tax Opinion, IRS Ruling or waiver described in clause (A), (B) or (C) of Section 6.02(b) or (c) may have been provided) or any breach by SpinCo of any of its representations in

11

Section 6.01, (ii) a SpinCo Section 355(e) Event or (iii) any acquisition, after the Distribution Effective Time, of all or a portion of the Capital Stock and/or assets of SpinCo and/or any of its Subsidiaries by any means whatsoever by any Person, provided that, for the avoidance of doubt, any actions required to be taken by SpinCo or any member of the SpinCo Group under the Separation Agreement, the Merger Agreement or any Ancillary Agreement shall not be treated as a SpinCo Tainting Act.

“SpinCo Tax Representation Letters” means the representation letters of officers of SpinCo delivered by, or on behalf of, SpinCo to a Tax Advisor in connection with the issuance by such Tax Advisor of a Tax Opinion in connection with the Transactions or the Specified U.S. Internal Restructuring Transactions.

“Straddle Period” means any Tax Period that begins on or before and ends after the Distribution Date.

“Subsidiary” has the meaning set forth in the Separation Agreement.

“Surrendered UK Losses” means any Tax Attribute arising as a result of the surrender of taxable losses in the United Kingdom with respect to any Pre-Distribution Period for which the Company was unable to file group relief claims with respect to the SpinCo Group.

“Tax” or “Taxes” means any income, gross income, gross receipts, profits, capital stock, franchise, withholding, payroll, social security, workers compensation, unemployment, disability, property, ad valorem, value added, stamp, excise, severance, occupation, service, digital services, environmental, sales, consumption, turnover, goods and services, use, license, lease, transfer, import, export, customs duty, escheat, alternative minimum, estimated or other tax (including any fee, assessment, or other charge in the nature of or in lieu of any tax), imposed by any Governmental Entity or political subdivision thereof, and any interest, penalty, additions to tax or additional amounts in respect of the foregoing.

“Tax Advisor” means Debevoise & Plimpton LLP, Ernst & Young LLP, KPMG LLP or another law firm or accounting firm, in each case of nationally recognized standing.

“Tax Attribute” means a net operating loss, net capital loss, unused investment credit, unused foreign Tax credit (including credits of a foreign company under Section 902 of the Code), excess charitable contribution, general business credit, research and development credit, earnings and profits, basis, or any other Tax Item that could reduce a Tax or create a Tax Benefit.

12

“Tax Authority” means, with respect to any Tax, the Governmental Entity or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision.

“Tax Benefit” means a reduction in the Tax liability (or increase in a Tax Refund) of a Party (or any of its Subsidiaries) for any Tax Period arising from a net operating loss, credit, adjustment to tax basis or similar item that is utilized or realized in accordance with Section 4.03(d) of this Agreement.

“Tax Contest” means an audit, review, examination, contest, litigation, investigation or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).

“Tax Item” means any item of income, gain, loss, deduction, credit, recapture of credit or any similar item which increases or decreases Taxes paid or payable, including an adjustment under Section 481 of the Code resulting from a change in accounting method.

“Tax Law” means the Law of any Governmental Entity or political subdivision thereof relating to any Tax.

“Tax Opinion” means an opinion of a Tax Advisor relevant to any aspect of the transactions described in this Agreement or any subsequent transactions relating thereto.

“Tax Period” means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Records” means any (i) Tax Returns, (ii) Tax Return workpapers, (iii) documentation relating to any Tax Contests, and (iv) any other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other medium) required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Tax Authority, in each case filed with respect to or otherwise relating to Taxes.

“Tax Refund” means a refund of Taxes previously paid and any overpayment interest within the meaning of Section 6611 of the Code or any similar provision under applicable Tax Law (whether paid by way of a refund or credited against any liability for related Taxes).

“Tax Return” or “Return” means any report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, any documentation with respect to transfer pricing or any other similar report, statement, declaration, or document filed or required to be filed under the Code or other Tax Law with respect to Taxes, including any attachments, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

13

“Transactions” means any or all of the Contribution, the Distribution and the Debt-for-Debt Exchange.

“Transfer Taxes” means all sales, use, value added, goods and services, privilege, transfer (including real property transfer), turnover, intangible, recordation, registration, documentary, stamp, customs duty or similar Taxes attributable to or arising as a result of the Transactions or the Internal Restructuring (including any such taxes attributable to or arising as a result of the transfer of any asset or the assumption of any liability pursuant to Section 2.1(d), Section 2.4(d) or Section 2.4(i) of the Separation Agreement, but excluding any such taxes the payment or reimbursement of which is expressly addressed by the Merger Agreement, the Separation Agreement or any Ancillary Agreement).

“Treasury Regulations” means the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.

“Unqualified Tax Opinion” means any unqualified “will” opinion (or for purposes of Section 6.02(b)(ix), any “should” opinion) of a Tax Advisor to the effect that a transaction will not (or for purposes of Section 6.02(b)(ix), should not) adversely affect the Intended U.S. Tax Treatment (assuming that the Transactions and the Specified U.S. Internal Restructuring Transactions would have qualified for the Intended U.S. Tax Treatment if the transaction in question did not occur).

Section 2. Allocation of Tax Liabilities. From and after the Distribution Date:

Section 2.01 General Allocation Rules. Except as otherwise provided in Section 2.02 or 2.03, Taxes shall be allocated between the Company and SpinCo as follows:

(a) The Company shall be allocated (i) all Taxes reported, or required to be reported, on a Combined Return with respect to which a member of the Company Group is the common parent (a “Company Combined Return”) for any Tax Period, (ii) for any Combined Return with respect to which a member of the SpinCo Group is the common parent or with respect to which there is no common parent (a “SpinCo Combined Return”), all Taxes reported, or required to be reported on such Combined Return that are attributable to any Pre-Distribution Period, (iii) all Taxes imposed on SpinCo or any member of the SpinCo Group under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax Law) as a result of any member of the SpinCo Group having been during any Pre-Distribution Period a member of a group, the common parent of which was a member of the Company Group, that filed a Tax Return on a consolidated, combined, unitary or other similar group basis, (iv) all Taxes reported, or required to be reported, on a Company Separate Return for any Tax Period, (v) all Taxes of any member of the Company Group that are not required to be reported on any Tax Return for any Tax Period.

14

(b) SpinCo shall be allocated (i) all Taxes reported, or required to be reported, on a SpinCo Combined Return that are attributable to any Post-Distribution Period, (ii) all Taxes reported, or required to be reported, on a SpinCo Separate Return for any Tax Period and (iii) all Taxes of any member of the SpinCo Group that are not required to be reported on any Tax Return for any Tax Period.

(c) For purposes of this Section 2.01, in the case of a SpinCo Combined Return, (i) Taxes imposed on a periodic basis that are not Income Taxes shall be apportioned between the portion of such Straddle Period ending on the Distribution Date and the portion of such Straddle Period beginning after the Distribution Date on the basis of the elapsed days during the relevant portion of the Tax Period and (ii) any other Taxes shall be apportioned between the portion of such Straddle Period ending on the Distribution Date and the portion of such Straddle Period beginning after the Distribution Date based on a closing of the books and records on the close of the Distribution Date (and in the event that the Distribution Date is not the last day of the Tax Period, as if the Distribution Date were the last day of the Tax Period).

Section 2.02 Allocation of Separation Taxes.

(a) Except as provided in Section 2.02(b), the Company shall be allocated all Separation Taxes.

(b) If the Merger is not consummated and the Merger Agreement is terminated, SpinCo shall be allocated all Separation Taxes arising as a result of the failure of any of the Transactions to qualify for the Intended U.S. Tax Treatment described in clause (a) of the definition thereof that would not have arisen but for a SpinCo Tainting Act, provided that a Company Tainting Act has not occurred prior to such SpinCo Tainting Act.

Section 2.03 Allocation of Transfer Taxes. The Company shall be allocated all Transfer Taxes.

Section 2.04 Coordination Provisions with the Existing TMA. Schedule B shall be deemed incorporated by reference as if fully set forth herein.

Section 2.05 Deductions relating to Incentive Awards. Except as otherwise required by applicable Law, (i) solely the member of the Group by which the relevant individual is employed at the time of the vesting, exercise, disqualifying disposition, payment or other relevant taxable event that fixes the timing of the applicable Income Tax deduction in respect of any equity awards and other incentive compensation (including restricted stock units) other than options, or, if such individual is not employed

15

at such time by a member of the Group, solely the member of the Group for which the individual was most recently employed, shall be entitled to claim any such Income Tax deduction associated with such event in respect of such equity awards and other incentive compensation on its respective Tax Return and (ii) in the case of any options, solely the member of the Group by which the relevant individual is employed over the course of the vesting period with respect to such options shall be entitled to claim any such Income Tax deduction associated with such event in respect of such options on its respective Tax Return.

Section 2.06 Acquired Subsidiaries. If any Person becomes a Subsidiary of any member of the SpinCo Group in any transaction after the Distribution (and such Person was not a member of the SpinCo Group or the Company Group prior to such transaction) (a “SpinCo Acquired Subsidiary”), then any Taxes of such SpinCo Acquired Subsidiary for any Tax Period (or portion thereof) ending on or prior to the date of such transaction shall be allocated to SpinCo. If any Person becomes a Subsidiary of any member of the Company Group in any transaction after the Distribution (and such Person was not a member of the SpinCo Group or the Company Group prior to such transaction) (a “Company Acquired Subsidiary”), then any Taxes of such Company Acquired Subsidiary for any Tax Period (or portion thereof) ending on or prior to the date of such transaction shall be allocated to the Company.

Section 2.07 Section 336(e) Tax Basis.

(a) SpinCo shall provide the Company with a proposed determination of the “Aggregate Deemed Asset Disposition Price” and the “Adjusted Grossed-Up Basis” (each as defined under applicable Treasury Regulations) and the allocation of such Aggregate Deemed Asset Disposition Price and Adjusted Grossed-Up Basis among the SpinCo Assets in accordance with the applicable provisions of Section 336(e) of the Code and applicable Treasury Regulations (the “Section 336(e) Allocation Statement”). SpinCo shall deliver an initial draft of such Section 336(e) Allocation Statement, together with supporting workpapers, to the Company no later than one hundred twenty (120) days after the Distribution Effective Time for the Company’s review and comment. The Company shall have sixty (60) days from its receipt of such draft to review and provide SpinCo any comments with respect thereto. SpinCo and the Company shall cooperate in good faith to resolve any disputes relating to the Section 336(e) Allocation Statement. If SpinCo and the Company are unable to resolve any such dispute through good faith negotiations, the disputed matters shall be resolved in accordance with Section 13.

(b) If the Merger is consummated, the Company and SpinCo shall file all Tax Returns (including but not limited to IRS Form 8883 and any supplemental or amended IRS Form 8883, if applicable) consistent with the final Section 336(e) Allocation Statement unless, and then only to the extent, otherwise required pursuant to a Final Determination.

16

Section 2.08 Tax Payments. Each Party shall be liable for and shall pay the Taxes allocated to it by this Section 2 either to the applicable Tax Authority or to the other Party in accordance with Section 4 and the other applicable provisions of this Agreement. Notwithstanding anything in this Agreement to the contrary, a Party shall not be entitled to seek reimbursement or indemnification from the other Party for any value added or similar Taxes paid or incurred by it to the extent such Taxes are recoverable under applicable Law.

Section 3. Preparation and Filing of Tax Returns. Except as otherwise provided in this Section 3, Tax Returns shall be prepared and filed when due (taking into account extensions) by the Person required to file such Tax Returns under the Code or applicable Tax Law.

Section 3.01 Combined Returns.

(a) The Company shall timely prepare and file, or cause to be timely prepared and filed, all Combined Returns for any Tax Period, and each member of the SpinCo Group to which any such Combined Return relates shall execute and file such consents, elections and other documents as the Company may reasonably determine are required or appropriate in connection with the filing of such Combined Return.

(b) The Parties and their respective Affiliates shall elect to close the Tax Period of each SpinCo Group member on the Distribution Date to the extent permitted by applicable Tax Law. Notwithstanding anything to the contrary in this Agreement, for all applicable Tax purposes, the Parties shall report any Extraordinary Transactions that are undertaken by any member of the SpinCo Group on the Distribution Date after the Distribution Effective Time as occurring on the day after the Distribution Date to the extent permitted by Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) or any similar or analogous provision of state, local or non-U.S. Law.

Section 3.02 Separate Returns. Except as otherwise provided in this Section 3:

(a) Tax Returns to be Prepared by Company. The Company shall timely prepare and file, or cause to be timely prepared and filed, all Company Separate Returns and any SpinCo Separate Return that solely reflects any Taxes allocated to the Company pursuant to Sections 2.02 or 2.03.

(b) Tax Returns to be Prepared by SpinCo. SpinCo shall timely prepare and file, or cause to be timely prepared and filed, all SpinCo Separate Returns (other than SpinCo Separate Returns described in Section 3.02(a)).

17

Section 3.03 Provision of Information. At the request of a Controlling Party, the Non-Controlling Party shall provide to the Controlling Party any information about members of the Non-Controlling Party’s Group that the Controlling Party needs to determine the amount of Taxes due on any Payment Date with respect to a Tax Return for which the Controlling Party is responsible pursuant to Section 3.01 or 3.02 and to properly and timely file all such Tax Returns. Without limiting the generality of the foregoing, SpinCo shall provide the Company with all information necessary for the Company to properly and timely file all Combined Returns, including a customary consolidated return package, reasonably in advance of the applicable due dates (including extensions) of such Combined Returns (and SpinCo shall use commercially reasonable efforts to meet any particular timing that may be reasonably requested by the Company for the provision of any such information).

Section 3.04 Special Rules Relating to the Preparation of Tax Returns.

(a) General Rule. Except as otherwise provided in this Agreement, and subject to Section 3.04(b), the Party responsible for filing (or causing to be filed) a Tax Return pursuant to Section 3.01 or 3.02 shall have the exclusive right, in its sole discretion, with respect to such Tax Return to determine (i) the manner in which such Tax Return shall be prepared and filed, including the methods, conventions, practices, principles, positions, and elections to be used and the manner in which any Tax Item shall be reported, (ii) whether any extensions may be requested, (iii) whether an amended Tax Return shall be filed, (iv) whether any claims for refund shall be made, (v) whether any refunds shall be paid by way of refund or credited against any liability for the related Tax and (vi) whether to retain outside firms to prepare or review such Tax Return, provided that with respect to any income or other material Tax Return that relates to any Tax the liability for which is allocated to the Non-Controlling Party pursuant to this Agreement, the Controlling Party shall submit to the Non-Controlling Party a draft of such Tax Return, together with any applicable schedules, statements or other supporting documentation, at least ten (10) Business Days prior to the due date (including extensions) for the filing of such Tax Return, or as promptly as practicable in advance of the due date, for Non-Controlling Party’s review and comment. If the Non-Controlling Party disagrees with any item reflected on such Tax Return, then the Non-Controlling Party shall promptly notify the Controlling Party and any disputed matters shall be resolved in accordance with Section 13; provided that (i) if the disputed matters have not been resolved by the day that is five (5) Business Days prior to the due date (including extensions) for the filing of such Tax Return, such Tax Return shall be filed as prepared by the Controlling Party (revised to reflect all initially disputed matters that the parties have agreed upon prior to such date) and (ii) in the event that the resolution of the disputed matters is inconsistent with such Tax Return as filed, such Tax Return shall be amended to properly reflect the resolution of the disputed matters and proper adjustment shall be made to any amounts previously paid or required to be paid in accordance with this Agreement in a manner that reflects such resolution.

18

(b) Past Practices. The Controlling Party shall prepare, or cause to be prepared, any Tax Return described in Section 3.02 in a manner consistent with past practices, methods, conventions, principles, positions or elections used in preparing similar Tax Returns to the extent that such Tax Return reflects information that could reasonably be expected to impact the Tax liability of the Non-Controlling Party under this Agreement, except to the extent that taking such position would be contrary to applicable Tax Law or with the prior written consent of the Non-Controlling Party (such consent not to be unreasonably withheld, conditioned or delayed).

(c) Election to File Consolidated, Combined or Unitary Tax Returns. The Company shall have the sole discretion of filing any Tax Return on a consolidated, combined, or unitary basis, if such Tax Return would include at least one member of each Group and the filing of such Tax Return is elective under applicable Tax Law. SpinCo will elect and join, and will cause its respective Affiliates to elect and join, in filing any Combined Returns that the Company determines are required to be filed or that the Company elects to file, in each case pursuant to this Section 3.04(c).

(d) Filing Claims for Carrybacks. SpinCo hereby agrees that, except as otherwise required by applicable Tax Law, any available elections to waive the right to claim in any Pre-Distribution Period with respect to any Tax Return any SpinCo Carryback arising in a Post-Distribution Period shall be made, and no affirmative election shall be made to claim any such SpinCo Carryback. In the event that SpinCo (or the applicable member of the SpinCo Group) is prohibited by applicable Law from waiving or otherwise forgoing a SpinCo Carryback, the Company shall pay over to SpinCo any Tax Benefit that the Company Group realizes with respect to any such SpinCo Carryback, determined in accordance with Sections 4.03(d) and 14.11(a). In the event that SpinCo (or the appropriate member of the SpinCo Group) is prohibited by applicable Law from waiving or otherwise forgoing a SpinCo Carryback, SpinCo shall notify the Company in writing that such SpinCo Carryback must be carried back.

(e) Consistency with Intended Tax Treatment. The Parties shall report the Transactions and the Specified U.S. Internal Restructuring Transactions in a manner consistent with the Intended U.S. Tax Treatment, unless, and then only to the extent, an alternative position is required pursuant to a Final Determination or (in the case of clause (a) of the definition of Intended U.S. Tax Treatment and, for any transactions described under the heading “Section 355 Transactions” in Part I of Schedule E, clause (c) of the definition of Intended U.S. Tax Treatment) the Merger is consummated. Notwithstanding the foregoing, the Company shall be permitted to report the Distribution to its shareholders or to its withholding agents as taxable to its shareholders (including on a protective basis).

(f) Consistent Reporting with respect to SpinCo Financing Arrangements. Each of the Company and SpinCo agree, for U.S. federal income tax purposes, that the SpinCo Financing Arrangements shall be treated as not giving rise to any deemed exchange, pursuant to Treasury Regulations Section 1.1001-3, with respect to any indebtedness assumed (or deemed assumed) by SpinCo in connection with the

19

Contribution (the “SpinCo Financing Arrangements Tax Treatment”). Each of the Company and SpinCo shall not take (and shall cause the members of their respective Group not to take) any positions that it knows, or reasonably should know, are inconsistent in any material respect with the SpinCo Financing Arrangements Tax Treatment, unless, and then only to the extent, an alternative position is required pursuant to a Final Determination.

Section 3.05 Section 336(e) Election. The Company shall make a timely election under Section 336(e) of the Code (and any corresponding election under state Tax Law (a “Section 336(e) Election”)) for SpinCo as SpinCo may request of the Company in writing. The Parties shall consider and discuss in good faith making (i) a Section 336(e) Election for any Subsidiary member of the SpinCo Group and (ii) an election under Treasury Regulations Section 1.1502-13(f)(5)(ii) (and any corresponding election under state Tax Law (each, a “Section 1.1502-13(f)(5)(ii) Election”)) with respect to the distribution of equity interests in any such Subsidiary member, in each case, upon receipt from SpinCo of a written request for any such election, together with details regarding the anticipated consequences thereof, provided that the Company shall not unreasonably withhold, condition or delay its consent to any such request. To the extent the Parties pursue any Section 336(e) Election or Section 1.1502-13(f)(5)(ii) Election in accordance with this Section 3.05, SpinCo shall be responsible for the preparation of any documentation as may be contemplated by applicable Tax Law or administrative practice to effect such Section 336(e) Elections and Section 1.1502-13(f)(5)(ii) Elections, including (i) written, binding agreements satisfying the requirements of Treasury Regulations Section 1.336-2(h)(1)(i), (ii) election statements satisfying the requirements of Treasury Regulations Sections 1.336-2(h)(5) and (h)(6), and (iii) election statements satisfying the requirements of Treasury Regulations Section 1.1502-13(f)(5)(ii)(E). SpinCo shall provide drafts of any such documentation to the Company for its review and comment at least 45 days prior to the due date for filing such documentation or as promptly as practicable thereafter. The Company and SpinCo shall cooperate with one another (and shall cause the respective members of the Company Group and the SpinCo Group to cooperate) in making the Section 336(e) Elections and the Section 1.1502-13(f)(5)(ii) Elections. Notwithstanding anything else to the contrary contained in this Agreement or any other agreement, no Party shall (i) take or permit to be taken any action at any time that could reasonably be expected to jeopardize the effectiveness of the Section 336(e) Elections or the Section 1.1502-13(f)(5)(ii) Elections that are made pursuant to this Section 3.05 or (ii) take or permit to be taken any position on any Tax Return, in connection with any Tax Contest or otherwise, that is inconsistent with the Section 336(e) Elections or the Section 1.1502-13(f)(5)(ii) Elections that are made pursuant to this Section 3.05, unless, and then only to the extent, an alternative position is required pursuant to a Final Determination. It is intended that any protective Section 336(e) Elections will have no force or effect unless the Distribution is treated as a “qualified stock disposition” within the meaning of Treasury Regulations Section 1.336-1(b)(6) as a result of the consummation of the Merger or otherwise. If the Merger is consummated, the Company shall take all actions required to give effect to the Section 336(e) Elections that are made pursuant to this Section 3.05, including amending any previously filed Tax Returns as necessary.

20

Section 3.06 Adjustment Requests.

(a) SpinCo hereby agrees that no member of the SpinCo Group shall file any Adjustment Request with respect to any income or other material Pre-Distribution Period SpinCo Separate Return, unless (i) the Company consents to such Adjustment Request in writing (which consent may not be unreasonably withheld, conditioned, or delayed), (ii) such Adjustment Request is required by applicable Tax Law or (iii) such Adjustment Request would not reasonably be expected to adversely affect any member of the Company Group.

(b) The Company hereby agrees that no member of the Company Group shall file any Adjustment Request with respect to any income or other material Pre-Distribution Period Company Separate Return, unless (i) SpinCo consents to such Adjustment Request in writing (which consent may not be unreasonably withheld, conditioned, or delayed), (ii) such Adjustment Request is required by applicable Tax Law or (iii) such Adjustment Request would not reasonably be expected to adversely affect any member of the SpinCo Group.

Section 3.07 Apportionment of Tax Attributes.

(a) Tax Attributes arising in a Pre-Distribution Period shall be allocated to (and the benefits and burdens of such Tax Attributes shall inure to) the members of the Company Group and the members of the SpinCo Group as determined in good faith by the Company in accordance with the Code, Treasury Regulations, and any other applicable state, local or foreign Tax Law.

(b) Following the close of the taxable year in which the Distribution occurs, and as promptly as practicable after the relevant information or documentation becomes available to the Company, the Company shall deliver to SpinCo in writing for SpinCo’s review the Company’s good faith determination of the portion, if any, of any earnings and profits, Tax Attributes, overall foreign loss or other affiliated, consolidated, combined, unitary, fiscal unity or other similar group Tax Attribute which is allocated or apportioned to the members of the SpinCo Group under applicable Tax Law and this Agreement (the “Proposed Allocation”). SpinCo shall have sixty (60) Business Days from its receipt of the Proposed Allocation to review and provide the Company any comments with respect thereto. The Company shall consider in good faith any comments received from SpinCo within such sixty (60) day period and shall provide to SpinCo a final allocation following the conclusion of such sixty (60) day period (the “Final Allocation”). The Company shall (and shall cause the other members of the Company Group to) and SpinCo shall (and shall cause the other members of the SpinCo Group to)

21

prepare all Tax Returns in accordance the Final Allocation. In the event of any adjustment to the earnings and profits, any Tax Attributes, overall foreign loss or other affiliated, consolidated, combined, unitary, fiscal unity or other similar group Tax Attribute, the Company shall promptly notify SpinCo in writing of such adjustment.

(c) Except as otherwise provided herein, to the extent that the amount of any Tax Attribute is later reduced or increased as a result of a Tax Contest, such reduction or increase shall be allocated to the Party to which such Tax Attribute was allocated pursuant to Section 3.07(a) and (b), and the Company shall notify SpinCo of any such reduction or increase.

(d) Notwithstanding anything in this Agreement to the contrary, SpinCo shall be allocated the value of any Surrendered UK Losses that are surrendered by a member of the SpinCo Group, and the Company shall be allocated the value of any Surrendered UK Losses that are surrendered by a member of the Company Group.

(e) For the avoidance of doubt, the Company shall not be liable to SpinCo or any member of the SpinCo Group for any failure of any determination under this Section 3.07 to be accurate or sustained under applicable Tax Law, including as the result of any Final Determination.

Section 3.08 FinCEN Form 114. Notwithstanding anything else to the contrary contained in this Agreement, the Company shall prepare and timely file FinCEN Form 114 (Report of Foreign Bank and Financial Accounts) on behalf of any applicable member of the Company Group (each, a “Company FinCEN Form 114”), and SpinCo shall prepare and timely file FinCEN Form 114 (Report of Foreign Bank and Financial Accounts) on behalf of any applicable member of the SpinCo Group (each, a “SpinCo FinCEN Forms 114”). For the avoidance of doubt, the Company shall not be required to include any member of the SpinCo Group in any Company FinCEN Form 114, and SpinCo shall not be required to include any member of the Company Group in any SpinCo FinCEN Form 114. Each Party shall deliver to the other Party, as soon as practicable, such information and data as the other Party may reasonably request to enable the other Party to satisfy its filing requirements with respect to any Company FinCEN Form 114 or SpinCo FinCEN Form 114, as applicable. For purposes of this Agreement, any Company FinCEN Form 114 and any SpinCo FinCEN Form 114 shall be considered a Tax Return of the Company or SpinCo, respectively.

Section 4. Tax Payments.

Section 4.01 Payment of Taxes to Tax Authority. The Company shall be responsible for remitting to the proper Tax Authority the Tax shown on any Tax Return for which it is responsible for the preparation and filing pursuant to Section 3.01 or 3.02(a), and SpinCo shall be responsible for remitting to the proper Tax Authority the Tax shown on any Tax Return for which it is responsible for the preparation and filing pursuant to Section 3.02(b).

22

Section 4.02 Indemnification Payments; Indemnity.

(a) Tax Payments Made by the Company Group. If any member of the Company Group is required to make a payment to a Tax Authority for Taxes allocated to SpinCo under this Agreement, the Company shall promptly notify SpinCo and provide a Payment Notice to SpinCo setting forth the amount to be reimbursed by SpinCo, which SpinCo shall pay to the Company in accordance with Section 14.11(a). The Company shall, promptly following the payment of any Taxes described in this Section 4.02(a) to the relevant Tax Authority, provide to SpinCo evidence of such payment and a statement detailing the Taxes paid.

(b) Tax Payments Made by the SpinCo Group. If any member of the SpinCo Group is required to make a payment to a Tax Authority for Taxes allocated to the Company under this Agreement, SpinCo shall promptly notify the Company and provide a Payment Notice to the Company setting forth the amount to be reimbursed by the Company, which the Company shall pay to SpinCo in accordance with Section 14.11(a). SpinCo shall, promptly following the payment of any Taxes described in this Section 4.02(b) to the relevant Tax Authority, provide to the Company evidence of such payment and a statement detailing the Taxes paid.

(c) Company Indemnity. The Company agrees to indemnify and hold harmless each member of the SpinCo Group from and against any and all (without duplication) (i) Taxes allocated to, and payments required to be made by, the Company pursuant to Section 2, and (ii) reasonable out-of-pocket legal, accounting and other advisory and court fees and expenses incurred in connection with the items described in clause (i) of this Section 4.02(c).

(d) SpinCo Indemnity. SpinCo agrees to indemnify and hold harmless each member of the Company Group from and against any and all (without duplication) (i) Taxes allocated to, and payments required to be made by, SpinCo pursuant to Section 2, and (ii) reasonable out-of-pocket legal, accounting and other advisory and court fees and expenses incurred in connection with the items described in clause (i) of this Section 4.02(d).

(e) After-Tax Basis. Any payments required to be made by the Company to SpinCo (or any member of the SpinCo Group), or by SpinCo to the Company (or any member of the Company Group), as the case may be, pursuant to this Section 4.02 shall be made on an After-Tax Basis.

23

Section 4.03 Tax Refunds.

(a) Allocation of Tax Refunds. Tax Refunds described in Schedule A shall be allocated between the Company and SpinCo in the proportions set forth in Schedule A. Except as provided in the immediately preceding sentence, and subject to the limitations in Section 3.06, the Company shall be entitled to any Tax Refund (and any interest thereon received from the applicable Tax Authority) with respect to Taxes for which the Company is liable hereunder, and SpinCo shall be entitled to any Tax Refund (and any interest thereon received from the applicable Tax Authority) with respect to Taxes for which SpinCo is liable hereunder.

(b) Tax Refund Received by Company Group. If a member of the Company Group receives a Tax Refund with respect to Taxes for which SpinCo is liable hereunder, the Company shall promptly notify SpinCo and provide a Payment Notice to SpinCo setting forth the amount of such Tax Refund, net of any reasonable out-of-pocket costs and expenses incurred by the Company Group and any Taxes thereon, which the Company shall pay to SpinCo in accordance with Section 14.11(a).

(c) Tax Refund Received by SpinCo Group. If a member of the SpinCo Group receives a Tax Refund with respect to Taxes for which the Company is liable hereunder, SpinCo shall promptly notify the Company and provide a Payment Notice to the Company setting forth the amount of such Tax Refund, net of any reasonable out-of-pocket costs and expenses incurred by the SpinCo Group and any Taxes thereon, which SpinCo shall pay to the Company in accordance with Section 14.11(a).

(d) Initial Determinations and Subsequent Adjustments. The initial determination of the amount of any payment that one Party is required to make to another under this Agreement shall be made on the basis of the Tax Return as filed, or, if the Tax to which the payment relates is not reported on a Tax Return, on the basis of the amount of Tax initially paid to the Tax Authority. The amounts paid under this Agreement shall be redetermined, and additional payments relating to such redetermination shall be made, as appropriate, if as a result of an Adjustment Request or for any other reason (x) additional Taxes to which such determination relates are subsequently paid, (y) a Tax Refund or a Tax Benefit relating to such Taxes is received or realized, or (z) the amount or character of any Tax Item is adjusted or redetermined. Each payment required by the immediately preceding sentence shall be made in accordance with Section 14.11(a). If a payment is made as a result of an Adjustment Request which does not conclude the matter, further adjusting payments will be made, as appropriate, to reflect the outcome of subsequent administrative or judicial proceedings.

(e) Rules Regarding Tax Benefits. For purposes of this Agreement, a Tax Benefit shall be considered realized or utilized at the time any actual refund of Taxes is received or applied against other cash Taxes due, or at the time of filing a Tax Return (including a Tax Return relating to estimated Taxes) on which the Tax Benefit is applied in reduction of cash Taxes that would otherwise be payable, in each case determined on a “with and without” basis, and net of reasonable out-of-pocket expenses incurred in

24

connection with the realization or utilization of such Tax Benefits. In the event that any Tax Benefits in respect of which a Party is obligated to make a payment to the other Party under this Agreement are not expected to be realized or utilized in the taxable year in which such Tax Benefits arose, then at the request of either Party, the Parties shall discuss with one another in good faith whether they may be amenable to settlement of the payment obligations under this Agreement with respect to such Tax Benefits through a lump sum payment on a net present value basis; provided that, for the avoidance of doubt, neither Party shall be under any obligation to agree to any such settlement.

Section 5. Production Incentives. Production Incentives shall be allocated between the Company and SpinCo pursuant to this Section 5. For the avoidance of doubt, and notwithstanding anything to the contrary herein, Production Incentives shall not be treated as a Tax Attribute, Tax Benefit, Tax Item or Tax Refund for purposes of this Agreement.

Section 5.01 Scheduled Production Incentives. Notwithstanding anything to the contrary herein, all Production Incentives described in Schedule C shall be allocated in the manner and based on the proportions set forth on Schedule C.

Section 5.02 Other Production Incentives. Except as provided in Section 5.01, (i) the Company shall be entitled to the benefit of any Production Incentive the IP Owner of which is a member of the Company Group, and (ii) SpinCo shall be entitled to the benefit of any Production Incentive the IP Owner of which is a member of the SpinCo Group.

Section 5.03 Production Incentives Received by Company Group. If a member of the Company Group receives a Production Incentive to which SpinCo is entitled under this Section 5, the Company shall promptly notify SpinCo and provide a Payment Notice to SpinCo setting forth (i) the amount of any cash payment or actual reduction in Taxes that the Company Group receives or realizes in respect of such Production Incentive or (ii) if SpinCo directs the Company to monetize such Production Incentive through a third-party sale or other transaction in which such Production Incentive is monetized at a discount, the discounted value of such Production Incentive so received by the Company Group, in each case net of any reasonable out-of-pocket costs and expenses incurred by the Company Group and any Taxes thereon, which the Company shall pay to SpinCo in accordance with Section 14.11(a).

Section 5.04 Production Incentives Received by SpinCo Group. If a member of the SpinCo Group receives a Production Incentive to which the Company is entitled under this Section 5, SpinCo shall promptly notify the Company and provide a Payment Notice to the Company setting forth (i) the amount of any cash payment or actual reduction in Taxes that the SpinCo Group receives or realizes in respect of such Production Incentive or (ii) if the Company directs SpinCo to monetize such Production Incentive through a third-party sale or other transaction in which such Production

25

Incentive is monetized at a discount, the discounted value of such Production Incentive so received by the SpinCo Group, in each case net of any reasonable out-of-pocket costs and expenses incurred by the SpinCo Group and any Taxes thereon, which SpinCo shall pay to the Company in accordance with Section 14.11(a).

Section 6. Intended Tax Treatment.

Section 6.01 Representations and Warranties.

(a) SpinCo. SpinCo hereby represents and warrants or covenants and agrees, as appropriate, that the facts presented and the representations made by SpinCo in the SpinCo Tax Representation Letters are or will be from the time presented or made through and including the Distribution Effective Time (and thereafter as relevant) true, correct and complete in all material respects.

(b) Company. The Company hereby represents and warrants or covenants and agrees, as appropriate, that the facts presented and the representations made by the Company in the Company Tax Representation Letters, are or will be from the time presented or made through and including the Distribution Effective Time (and thereafter as relevant) true, correct and complete in all material respects.

(c) No Contrary Knowledge. Other than the Merger, each of the Company and SpinCo represents and warrants that it is not aware of the existence of any reason, nor has it taken or agreed to take any action, that would reasonably be expected to prevent or impede the Transactions and the Specified U.S. Internal Restructuring Transactions from qualifying for the Intended U.S. Tax Treatment described in clause (a) of the definition thereof. The Company represents and warrants that it is not aware of the existence of any acquisition (as such term is used in Section 355(e) of the Code), other than the Merger, in connection with the transactions contemplated by the Separation Agreement.

(d) Active Trade or Business. Except as otherwise provided in Section 6.05, SpinCo agrees that, from the date hereof until the first Business Day after the two-year anniversary of the Distribution Date, the SpinCo SAG will continue and cause to be continued the SpinCo Active Trade or Business.

Section 6.02 Restrictions on Members of the SpinCo Group.

(a) SpinCo agrees that it will not take or fail to take, or permit any member of the SpinCo Group, as the case may be, to take or fail to take, as applicable, any action where such action or failure to act would reasonably be expected to cause any material representation, warranty or covenant of any member of the SpinCo Group in any SpinCo Tax Representation Letter or in this Agreement to be untrue in any material respect.

26

(b) Except as otherwise provided in Section 6.05, SpinCo agrees that, from the date hereof until the first Business Day after the two-year anniversary of the Distribution Date, the SpinCo Group shall not do any of the following:

(i) enter into any Proposed Acquisition Transaction or, to the extent that any member of the SpinCo Group has the right to prohibit any Proposed Acquisition Transaction, permit any Proposed Acquisition Transaction to occur;

(ii) merge or consolidate SpinCo with any other Person, unless SpinCo is the survivor of the merger or consolidation;

(iii) cause the SpinCo SAG to fail to be actively engaged in the conduct of the SpinCo Active Trade or Business;

(iv) individually or in the aggregate, measured based on fair market value as of the time of the Distribution, except for (A) sales or other dispositions in the ordinary course of business, (B) any cash paid to acquire assets from an unrelated Person in an arm’s length transaction or (C) any cash paid to effect a mandatory or optional repayment (or pre-payment) of any indebtedness of SpinCo or any member of the SpinCo SAG, sell or otherwise dispose of (or approve or allow the disposition of) more than thirty-five percent (35%) of the gross assets of the SpinCo SAG or more than thirty-five percent (35%) of the gross assets of the SpinCo Active Trade or Business, other than within the SpinCo SAG (clauses (iii) and (iv) collectively, the “ATB Obligations”);

(v) redeem or repurchase any Capital Stock of SpinCo, other than any Specified Repurchases or Redemptions;

(vi) take any action (including an amendment to the certificate of incorporation or other organizational documents of SpinCo), affecting the voting rights of the Capital Stock of SpinCo;

(vii) liquidate or partially liquidate SpinCo for U.S. federal income tax purposes;

(viii) take any action or actions or permit any member of the SpinCo Group to take such action or actions (including any transactions with a third party) that, individually or in the aggregate, would be reasonably likely to result in one or more Persons acquiring stock, directly or indirectly, representing a Fifty-Percent or Greater Interest in SpinCo or to adversely affect the Intended U.S. Tax Treatment described in clause (a) of the definition thereof;

(ix) take any of the actions specified in Schedule E; or

27

(x) adopt a plan or enter into any agreement to do any of the actions set forth in the foregoing clauses (i) through (ix);

unless prior to taking any such action set forth in the foregoing clauses (i) through (x), (A) SpinCo shall have provided the Company with an Unqualified Tax Opinion in form and substance reasonably satisfactory to the Company (and in determining whether an opinion is reasonably satisfactory, the Company may consider, among other factors, the appropriateness of any underlying assumptions and any representations used as a basis for the opinion), (B) SpinCo shall have requested that the Company obtain a private letter ruling (or, if applicable, a supplemental private letter ruling) from the IRS (an “IRS Ruling”) in accordance with Section 6.04 to the effect that such action will not adversely affect the Intended U.S. Tax Treatment described in clause (a) of the definition thereof, and the Company shall have received such IRS Ruling in form and substance reasonably satisfactory to the Company (and in determining whether an IRS Ruling is reasonably satisfactory, the Company may consider, among other factors, the appropriateness of any underlying assumptions and representations made in connection with such IRS Ruling), or (C) the Company shall have waived in writing the requirement to obtain such Unqualified Tax Opinion or IRS Ruling (which waiver may be withheld by the Company in its sole discretion).

(c) Except as otherwise provided in Section 6.05, SpinCo agrees that the SpinCo Group shall not pre-pay, pay down, redeem or otherwise acquire (which shall not include any acquisition solely to effect an exchange of registered securities for unregistered securities) any of the New SpinCo Debt Securities issued in connection with the Contribution within five years of the issuance of the New SpinCo Debt Securities or take or permit to be taken any other action at any time, including any modification to the terms of the New SpinCo Debt Securities, that could reasonably be expected to jeopardize, directly or indirectly, the qualification, in whole or in part, of any of the New SpinCo Debt Securities as a “security” pursuant to Section 361 of the Code, except to the extent that failure to take such an action would violate the terms of the New SpinCo Debt Securities or documents entered into in connection with the issuance thereof; unless prior to taking any such action, (A) SpinCo shall have provided the Company with an Unqualified Tax Opinion in form and substance reasonably satisfactory to the Company (and in determining whether an opinion is reasonably satisfactory, the Company may consider, among other factors, the appropriateness of any underlying assumptions and any representations used as a basis for the opinion), (B) SpinCo shall have requested that the Company obtain an IRS Ruling in accordance with Section 6.04 to the effect that such action will not adversely affect the Intended U.S. Tax Treatment described in clause (a) of the definition thereof, and the Company shall have received such IRS Ruling in form and substance reasonably satisfactory to the Company (and in determining whether an IRS Ruling is reasonably satisfactory, the Company may consider, among other factors, the appropriateness of any underlying assumptions and representations made in connection with such IRS Ruling), or (C) the Company shall have waived in writing the requirement to obtain such Unqualified Tax Opinion or IRS Ruling (which waiver may be withheld by the Company in its sole discretion).

28

Section 6.03 Restrictions on Company. The Company agrees that it will not take or fail to take, or permit any member of the Company Group, as the case may be, to take or fail to take, as applicable, any action where such action or failure to act would reasonably be expected to cause any material representation, warranty or covenant of any member of the Company Group in any Company Tax Representation Letter or in this Agreement to be untrue in any material respect.

Section 6.04 Procedures Regarding Opinions and IRS Rulings. If SpinCo notifies the Company that it desires to take one of the actions described in Section 6.02(b) or (c) (a “Notified Action”), the Company shall (subject to the proviso set forth in Section 7.01) cooperate with SpinCo in good faith to seek to obtain an Unqualified Tax Opinion or, at the Company’s discretion, an IRS Ruling for the purpose of permitting SpinCo to take the Notified Action unless the Company shall have waived in writing the requirement to obtain such Unqualified Tax Opinion or IRS Ruling. If the Company determines in its discretion to seek an IRS Ruling, the Company shall have sole and exclusive control over the process of obtaining an IRS Ruling.

Section 6.05 Termination of Certain Obligations and Restrictions. Notwithstanding any other provision of this Agreement, the obligations of SpinCo, the SpinCo Group and the SpinCo SAG described in Section 6.01(d) and the restrictions described in Section 6.02(b) (other than restrictions relating to any of the actions specified in Schedule E) and Section 6.02(c) shall terminate, and shall not be of any further force or effect, upon the consummation of the Merger.

Section 7. Information, Assistance and Cooperation.

Section 7.01 Assistance and Cooperation.

(a) Without limiting any of the Parties’ obligations under the Merger Agreement, the Separation Agreement or any Ancillary Agreement, the Parties shall reasonably cooperate and assist (and cause their respective Affiliates to reasonably cooperate) each other, in connection with Tax matters relating to the Parties and their Affiliates including, among other things, (i) preparation and filing of Tax Returns, (ii) Tax Contests, (iii) determining the amount of any Tax liabilities owed under this Agreement, (iv) obtaining a Tax Opinion or, at the Company’s discretion, an IRS Ruling with respect to the Distribution or any subsequent transactions (including, without limitation, by providing appropriate representations regarding discussions and negotiations prior to the Distribution with potential acquisition candidates that may be relevant under Treasury Regulations Section 1.355-7), (v) determining the size of acquisitions as such term is used in 355(e) of the Code, in connection with the transactions contemplated by the Separation Agreement or the Merger Agreement, (vi)

29

the monetization of Production Incentives, (vii) reporting or compliance matters relating to the Pillar Two Provisions and any related country-by-country reporting or payment obligations (including mitigation of any double counting), (viii) the BBA Rules, (ix) advance pricing agreements and mutual agreement procedures relating to transfer pricing, (x) filings related to Report of Foreign Bank and Financial Accounts and (xi) the Merger; provided that the Party requesting such assistance shall reimburse the other Party and its Affiliates for any reasonable and documented out-of-pocket costs incurred by such other Party in connection with such request. Such cooperation shall include making available, upon reasonable notice and during normal business hours, information and documents in their possession relating to any other Party and its Affiliates reasonably available to such other Party. Each of the Parties shall also make available to any other Party, as reasonably requested and available during normal business hours, personnel (including officers, directors, employees and agents of the Parties or their respective Affiliates) responsible for preparing, maintaining, and interpreting information and documents relevant to Taxes, and personnel reasonably required as witnesses or for purposes of providing information or documents in connection with any administrative or judicial proceedings relating to Taxes.

(b) The Company Group and SpinCo Group shall cooperate in good faith to minimize the impacts of the ATB Obligations following the Distribution, including by cooperating in good faith to obtain a Tax Opinion or, at the Company’s discretion, an IRS Ruling with respect to transactions implicating the ATB Obligations occurring after the Distribution.

(c) Any information or documents provided under this Section 7 shall be kept confidential by the Party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes or with respect to any information or documents provided by such Party to any of its Representatives who need to know such information or need such documents in their capacities as such (and such Party shall take appropriate measures to ensure that any such Representatives hold such information or documents in strict confidence). Notwithstanding any other provision of this Agreement, the Separation Agreement, the Merger Agreement or any Ancillary Agreement, (i) neither the Company nor any of its Affiliates shall be required to provide SpinCo or any of its Affiliates or any other Person access to or copies of any information, documents or procedures (including the proceedings of any Tax Contest) other than information, documents or procedures that relate solely to a member of the SpinCo Group or to the SpinCo Business, (ii) neither SpinCo nor any of its Affiliates shall be required to provide the Company or any of its Affiliates or any other Person access to or copies of any information, documents or procedures (including the proceedings of any Tax Contest) other than information, documents or procedures that relate solely to a member of the SpinCo Group or to the SpinCo Business, (iii) in no event shall the Company or any of its Affiliates be required to provide SpinCo or any of its Affiliates or any other

30

Person access to or copies of any information or documents if such action could reasonably be expected to result in the waiver of any Privilege and (iv) in no event shall SpinCo or any of its Affiliates be required to provide the Company or any of its Affiliates or any other Person access to or copies of any information or documents if such action could reasonably be expected to result in the waiver of any Privilege. In addition, in the event that the Company determines that the provision of any information or documents to SpinCo or any of its Affiliates, or SpinCo determines that the provision of any information or documents to the Company or any of its Affiliates, could be commercially detrimental, violate any Law or agreement or waive any Privilege, the Parties shall use reasonable best efforts to permit each other’s compliance with its obligations under this Section 7 in a manner that avoids any such harm or consequence.

Section 7.02 Tax Return Information. Each of the Company, SpinCo and each member of their respective Groups, acknowledges that time is of the essence in relation to any request for information, assistance or cooperation made pursuant to Section 7.01 or this Section 7.02. Any information or documents the Controlling Party requires to prepare such Tax Returns under this Agreement shall be provided in such form as the Controlling Party reasonably requests and at or prior to the time reasonably specified by the Controlling Party so as to enable the Controlling Party to file such Tax Returns on a timely basis.

Section 7.03 Reliance by Company. If any member of the SpinCo Group supplies information to a member of the Company Group in connection with a Tax liability and an officer of a member of the Company Group signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then upon the written request of such member of the Company Group identifying the information being so relied upon, the chief financial officer of SpinCo (or any officer of SpinCo as designated by the chief financial officer of SpinCo) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete.

Section 7.04 Reliance by SpinCo. If any member of the Company Group supplies information to a member of the SpinCo Group in connection with a Tax liability and an officer of a member of the SpinCo Group signs a statement or other document under penalties of perjury in reliance upon the accuracy of such information, then upon the written request of such member of the SpinCo Group identifying the information being so relied upon, the chief financial officer of the Company (or any officer of the Company as designated by the chief financial officer of the Company) shall certify in writing that to his or her knowledge (based upon consultation with appropriate employees) the information so supplied is accurate and complete.

31

Section 7.05 Tax Sharing Agreements. Any and all existing Tax sharing or Tax allocation agreements or arrangements, written or unwritten, between any member of the Company Group, on the one hand, and any member of the SpinCo Group, on the other hand, if not previously terminated, shall be terminated as of the Distribution Date without any further action by the parties thereto. Following the Distribution Date, no member of the Company Group or the SpinCo Group shall have any further rights, liabilities or obligations thereunder and all tax allocations matters between the Company Group, on the one hand, and the SpinCo Group, on the other hand, shall be governed exclusively pursuant to the terms of this Agreement.

Section 8. Tax Records.

Section 8.01 Retention of Tax Records. Notwithstanding any provision in any Ancillary Agreement to the contrary, each of the Company and SpinCo shall preserve and keep all Tax Records necessary for the preparation, filing, review, audit or defense of all Tax Returns or relevant to any Tax Contest or an obligation, right or liability of either Party under this Agreement, for so long as the contents thereof may be or become material in the administration of any matter under the Code or other applicable Tax Law, but in any event until the later of (i) the expiration of any applicable statutes of limitations, or (ii) seven (7) years after the Distribution Date (such later date, the “Retention Date”). After the Retention Date, each of the Company and SpinCo may dispose of such Tax Records upon sixty (60) Business Days’ prior written notice to the other Parties. If, prior to the Retention Date, (a) the Company or SpinCo reasonably determines that any Tax Records which it would otherwise be required to preserve and keep under this Section 8.01 are no longer material in the administration of any matter under the Code or other applicable Tax Law and the other Parties agree, then such first Party may dispose of such Tax Records upon sixty (60) Business Days’ prior notice to the other Parties. Any notice of an intent to dispose given pursuant to this Section 8.01 shall include a list of the Tax Records to be disposed of describing in reasonable detail each file, book, or other record accumulation being disposed. The notified Parties shall have the opportunity, at their cost and expense, to copy or remove, within such sixty (60) Business Day period, all or any part of such Tax Records. If, at any time prior to the Retention Date, a Party or any of its Affiliates determines to decommission or otherwise discontinue any computer program or information technology system used to access or store any Tax Records, then such program or system may be decommissioned or discontinued upon ninety (90) Business Days’ prior notice to the other Party and the other Party shall have the opportunity, at its cost and expense, to copy, within such ninety (90) Business Day period, all or any part of the underlying data relating to the Tax Records accessed by or stored on such program or system.

Section 8.02 Access to Tax Records. The Parties and their respective Affiliates shall make available to each other for inspection and copying during normal business hours upon reasonable notice all Tax Records (and, for the avoidance of doubt, any pertinent underlying data accessed or stored on any computer program or information technology system) in their possession pertaining to (i) in the case of any Tax Return of the Company Group, the portion of such Tax Return that relates to Taxes for which the

32

SpinCo Group may be liable pursuant to this Agreement or (ii) in the case of any Tax Return of the SpinCo Group, the portion of such Tax Return that relates to Taxes for which the Company Group may be liable pursuant to this Agreement, and shall permit the other Parties and their Affiliates, authorized agents and representatives and any representative of a Tax Authority or other Tax auditor direct access, at the cost and expense of the requesting Party, during normal business hours upon reasonable notice to any computer program or information technology system used to access or store any Tax Records, in each case to the extent reasonably required by the other Party in connection with the preparation of Tax Returns or financial accounting statements, audits, litigation, or the resolution of items under this Agreement.

Section 8.03 Preservation of Privilege. The Parties and their respective Affiliates shall not provide access to, copies of, or otherwise disclose to any Person any documentation relating to Taxes existing prior to the Distribution Date to which Privilege may reasonably be asserted without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed.

Section 9. Tax Contests.

Section 9.01 Notice. Each of the Company and SpinCo shall provide prompt notice to the other Party of any written communication from a Tax Authority regarding any pending Tax audit, assessment or proceeding or other Tax Contest of which it becomes aware related to Taxes for Tax Periods for which it is indemnified by another Party hereunder or for which it may be required to indemnify another Party hereunder, or otherwise relating to the Intended U.S. Tax Treatment of the Transactions or the Specified U.S. Internal Restructuring Transactions, including the resolution of any Tax Contest relating thereto. Such notice shall attach copies of the pertinent portion of any written communication from a Tax Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters. If an indemnified Party has knowledge of an asserted Tax liability with respect to a matter for which it is to be indemnified hereunder and such Party fails to give the indemnifying Party prompt notice of such asserted Tax liability and the indemnifying Party is entitled under this Agreement to contest the asserted Tax liability, then (i) if the indemnifying Party is precluded from contesting the asserted Tax liability in any forum as a result of the failure to give prompt notice, the indemnifying Party shall have no obligation to indemnify the indemnified Party for any Taxes arising out of such asserted Tax liability, and (ii) if the indemnifying Party is not precluded from contesting the asserted Tax liability in any forum, but such failure to give prompt notice results in a material monetary detriment to the indemnifying Party, then any amount which the indemnifying Party is otherwise required to pay the indemnified Party pursuant to this Agreement shall be reduced by the amount of such detriment.

33

Section 9.02 Control of Tax Contests.

(a) General Rule. The Company shall have the right to control any Tax Contest with respect to Tax matters relating to (i) any Company Combined Returns, (ii) any SpinCo Combined Returns that relate solely to a Pre-Distribution Period, (iii) any Company Separate Returns, (iv) any Separation Taxes and (v) any Transfer Taxes. SpinCo shall have the right to control any Tax Contest with respect to Tax matters relating to (i) SpinCo Combined Returns that relate solely to a Post-Distribution Period and (ii) any SpinCo Separate Returns, other than any Tax Contest which the Company controls under this Section 9.02. Except as provided in Section 9.02(b), the Controlling Party shall have the exclusive right, in its sole discretion and at its expense, to control, contest, and represent the interests of each member of the Company Group and/or the SpinCo Group, as applicable, in any Tax Contest relating to such Tax Return and to resolve, settle or agree to any deficiency, claim or adjustment proposed, asserted or assessed in connection with or as a result of any such Tax Contest. Except as otherwise provided in Section 9.02(b), the Controlling Party’s rights shall extend to any matter pertaining to the management and control of a Tax Contest, including execution of waivers, choice of forum, scheduling of conferences and the resolution of any Tax Item.

(b) Non-Controlling Party Participation Rights. With respect to a Tax Contest that relates to any Taxes for which the Non-Controlling Party may be liable pursuant to this Agreement, (i) the Non-Controlling Party shall be entitled to participate in such Tax Contest at its expense, insofar as the liabilities of the Non-Controlling Party are concerned, (ii) the Controlling Party shall keep the Non-Controlling Party updated and informed, and shall consult with the Non-Controlling Party, insofar as the liabilities of the Non-Controlling Party are concerned, (iii) the Controlling Party shall act in good faith with a view to the merits in connection with such Tax Contest, and (iv) the Controlling Party shall not settle or compromise such Tax Contest if the Non-Controlling Party would be liable pursuant to this Agreement without the Non-Controlling Party’s prior written consent, which consent shall not be unreasonably withheld or delayed.

(c) Certain SpinCo Combined Returns. In the case of any Tax Contest for any SpinCo Combined Return that includes Taxes that relate to both a Pre-Distribution Period and Post-Distribution Period, the Parties shall use their reasonable efforts to cause such Tax Contest to be severed into separate Tax Contests, each relating solely to a Pre-Distribution Period and Post-Distribution Period, as applicable. If such Tax Contest is not so severable, then the Parties shall cooperate and shall jointly control such Tax Contest. In the event of any disagreement regarding such Tax Contest, the provisions of Section 13 shall apply (without regard to the limitation set forth in Section 13 that such Section is limited to computational matters).

(d) Power of Attorney. Each member of the SpinCo Group shall execute and deliver to the Company (or such member of the Company Group as the Company shall designate) any power of attorney or other similar document reasonably requested by the Company (or such designee) in connection with any Tax Contest (as to which the

34

Company is the Controlling Party) described in this Section 9. Each member of the Company Group shall execute and deliver to SpinCo (or such member of the SpinCo Group as SpinCo shall designate) any power of attorney or other similar document requested by SpinCo (or such designee) in connection with any Tax Contest (as to which SpinCo is the Controlling Party) described in this Section 9.

Section 10. Effective Date. Except as expressly set forth in this Agreement or the Separation Agreement, this Agreement shall become effective upon the consummation of the Distribution.

Section 11. Survival of Obligations. The representations, warranties, covenants and agreements set forth in this Agreement shall be unconditional and absolute and shall remain in effect without limitation as to time.

Section 12. Tax Treatment of Payments. The tax characterization of payments made hereunder shall be determined under the principles of Section 5.2 of the Separation Agreement.

Section 13. Dispute Resolution. In the event that the Company and SpinCo are unable to resolve a disagreement under this Agreement involving computational matters (or, if a disagreement involves both computational and non-computational matters, the portion of the disagreement relating to computational matters, so long as such portion can reasonably be separated from the other matters in dispute) (a “Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert in the area of disagreement (the “Independent Expert”) mutually acceptable to both parties cooperating in good faith. The Independent Expert shall be a partner in a nationally recognized accounting firm or a law firm, and the Independent Expert shall not, and the firm that employs the Independent Expert shall not, have any material relationship with the Company or SpinCo or any other actual or potential conflict of interest. If the parties are unable to agree on an Independent Expert within fifteen (15) days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the Independent Expert shall be appointed in the same manner as provided in Article VII of the Separation Agreement, mutatis mutandis. The Independent Expert shall resolve any matter submitted thereto within thirty (30) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Independent Expert for resolution. Notwithstanding the preceding sentence, if the Reconciliation Dispute is not resolved before any payment that is the subject of the Reconciliation Dispute, such payment shall be made on the date prescribed by this Agreement, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Independent Expert or the amendment of any Tax Return shall be borne equally by the Company and SpinCo, except as provided in the next sentence. Each party shall bear its own costs and expenses (including, without limitation, fees of such party’s own attorneys or accountants) of such proceeding. The Independent Expert shall finally determine any Reconciliation Dispute and the determinations of the Independent Expert pursuant to this Section 13 shall be binding on the Company and SpinCo and may be entered and enforced in any court having jurisdiction.

35

Section 14. Miscellaneous.

Section 14.01 Survival. Except as otherwise contemplated by this Agreement, all covenants and agreements of the Parties contained in this Agreement shall survive the Distribution and remain in full force and effect in accordance with their applicable terms.

Section 14.02 Other Agreements. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Separation Agreement, the Merger Agreement or the Ancillary Agreements.

Section 14.03 Modification or Amendment Waiver.

(a) This Agreement may not be modified or amended except by an agreement in writing specifically designated as an amendment hereto signed by each of the Parties; provided that prior to making any such modification or amendment that would materially adversely affect Buyer, its Affiliates or the Company Group, the Company shall also obtain Buyer’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed); provided further, that consent from Buyer shall not be required if at or before such modification or amendment is made, the Merger Agreement has been terminated in accordance with the terms thereof . Any provision of this Agreement may be waived, if and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 14.04 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

36

Section 14.05 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(b) Each of the Parties agrees that: (i) it shall bring any proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated hereby exclusively in the Chosen Courts; and (ii) solely in connection with such proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such proceeding in the manner provided in Section 14.07 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense, any matter or claim waived by the foregoing clauses (A) through (D) of this Section 14.05(b) or that any order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence any proceeding or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any proceeding brought pursuant to this Section 14.05(b).

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS

37

WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 14.05(b).

Section 14.06 Specific Performance. Each of the Parties acknowledge and agree that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement and to obtain an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement without necessity of posting a bond or other form of security. In the event that any proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

Section 14.07 Notice. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties, as the case may be, shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided, that the email transmission is promptly confirmed by telephone or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective Party at the following street addresses or email addresses or at such other street address or email address for a Party, as the case may be, as shall be specified for such purpose in a notice given in accordance with this Section 14.07:

If to the Company or, prior to the Distribution, SpinCo:

Attention:	***
***
Email:	***
***

38

with a copy to (which shall not constitute notice):

Debevoise & Plimpton LLP

66 Hudson Boulevard

New York, New York 10001

Attention:	Jonathan E. Levitsky Gordon S. Moodie Katherine D. Taylor Erik J. Andren
Email:	***
***
***
***

If, following the Distribution, to SpinCo:

[•]

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton LLP

66 Hudson Boulevard

New York, New York 10001

Attention:	Jonathan E. Levitsky Gordon S. Moodie Katherine D. Taylor Erik J. Andren
Email:	***
***
***
***

Section 14.08 Complete Agreement; Construction. This Agreement, together with the Merger Agreement, the Separation Agreement and the Ancillary Agreements constitute the entire agreement of the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter hereof and thereof; for the avoidance of doubt, the preceding clause shall apply to all other agreements, whether or not written, in respect of any Tax between or among any member or members of the Company Group, on the one hand, and any member or members of the SpinCo Group, on the other hand, which agreements shall be of no further effect between the parties thereto and any rights or obligations existing thereunder shall be fully and finally settled, calculated as of the date hereof. Except as expressly set forth in the Merger Agreement, the Separation Agreement or any Ancillary Agreement, including this Agreement: (i) all matters relating

39

to Taxes and Tax Returns of the Parties and their respective Subsidiaries, to the extent such matters are the subject of this Agreement, shall be governed exclusively by this Agreement; and (ii) for the avoidance of doubt, in the event of any conflict between the Merger Agreement, the Separation Agreement or any Ancillary Agreement, on the one hand, and this Agreement, on the other hand, with respect to such matters, the terms and conditions of this Agreement shall govern; provided, that in the event of any conflict between Section 3.6 of the Separation Agreement and this Agreement, the terms and conditions of Section 3.6 of the Separation Agreement shall govern.

Section 14.09 Third Party Beneficiaries. Except for Buyer, which is an express third party beneficiary of Section 2.07, Section 3, Section 4, Section 5.03, Section 5.04, Section 7, Section 8, Section 9 and Section 14.03 of this Agreement, and as specifically provided herein, the Parties hereby agree that their respective agreements and covenants set forth in this Agreement are solely for the benefit of the other Parties, as the case may be, on the terms and subject to the conditions set forth in this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied. For the avoidance of doubt, no stockholder of the Company or SpinCo shall be third-party beneficiaries for any purpose prior to the Distribution, and no stockholder (or Party on behalf of their respective stockholders) shall be entitled to bring any claim for damages prior to the Distribution based on a decrease in share value or lost premiums.

Section 14.10 Termination. This Agreement shall terminate immediately upon the valid termination of the Separation Agreement, if the Separation Agreement is validly terminated in accordance with its terms prior to the Distribution. After the Distribution, this Agreement may not be terminated except by an agreement in writing signed by a duly authorized officer of each of the Company and SpinCo. In the event of any termination of this Agreement, neither Party (or any of their respective directors, officers, members or managers) shall have any liability or further obligation to any other Party by reason of this Agreement.

Section 14.11 Payment Terms.

(a) Except as otherwise expressly provided to the contrary in this Agreement, any amount that is to be paid by or reimbursed by a Party to the other Party under this Agreement shall be set forth in an invoice or notice describing in reasonable detail the particulars thereof and accompanied by a reasonable explanation or reasonable documentation supporting such amount (a “Payment Notice”) delivered by the Party making the payment or seeking reimbursement, as applicable, to the other Party. To the extent that the Party receiving the Payment Notice does not agree with the amount or with any other matter set forth in the Payment Notice, such Party shall notify the other Party of the disputed matters on or before the Payment Notice Review Date and the disputed matters shall be resolved in accordance with Section 13. Payment shall be made

40

between the Parties on or before the Payment Notice Settlement Date in the amount set forth in the Payment Notice; provided that if any matters with respect to the Payment Notice have been disputed, and the disputed matters are resolved in accordance with Section 13 before the Payment Notice has been paid, then payment shall be made in the amount specified in the resolution, and if the disputed matters are not resolved by such date, then appropriate adjustment to the amount of the payment shall be made between the Parties within ten (10) Business Days following the resolution of the dispute.

(b) Except as expressly provided to the contrary in this Agreement, any amount not paid when due pursuant to this Agreement shall bear interest at a rate per annum equal to the rate in effect for underpayments under Section 6621 of the Code on the date on which such payment was due, calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to and including the date of the actual receipt of payment.

(c) Without the prior written consent of the Party receiving any payment under this Agreement specifying otherwise, all payments to be made by the Company or SpinCo under this Agreement shall be made in U.S. dollars. Except as expressly provided herein, any amount which is not expressed in U.S. dollars shall be converted into U.S. dollars by using the Bloomberg fixing rate at 5:00 pm New York City Time on the day before the date the payment is required to be made or, as applicable, on which a Payment Notice is submitted or in the Wall Street Journal on such date if not so published on Bloomberg. Except as expressly provided herein, in the event that any indemnification payment required to be made hereunder may be denominated in a currency other than U.S. dollars, the amount of such payment shall be converted into U.S. dollars on the date in which notice of the claim is given to the indemnifying Party.

Section 14.12 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any Person that becomes a Subsidiary of such Party at or after the time of the Distribution, in each case to the extent such Subsidiary remains a Subsidiary of the applicable Party.

Section 14.13 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith, shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

41

Section 14.14 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties (and any of their respective successors, legal representatives and permitted assigns). No Party may assign any of its rights or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other Parties, as the case may be and any attempted or purported assignment or delegation in violation of this Section 14.14 shall be null and void.

Section 14.15 Interpretation and Construction. The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the words “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular provision of this Agreement; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and (vii) a reference to any Person includes such Person’s successors and permitted assigns.

Section 14.16 No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances.

[Signature Page Follows]

42

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

[DELIGHT] GLOBAL MEDIA, INC.

By
	Name:	[•]
	Title:	[•]

[NEW WONDER]

By
	Name:	[•]
	Title:	[•]

Signature Page to Tax Matters Agreement

Schedule A

Scheduled Tax Refunds

Schedule B

Coordination Provisions with the Existing TMA

Schedule C

Scheduled Production Incentives

Schedule D

Descriptions of Company ATB and SpinCo ATB

Schedule E

Specified U.S. Internal Restructuring Transactions

Exhibit F

Transition Services Agreement

Agreed Form

TRANSITION SERVICES AGREEMENT

by and between

[DELIGHT GLOBAL MEDIA, INC.]

and

[NEW WONDER]

Dated as of [•], 202[•]

TRANSITION SERVICES AGREEMENT

ii

EXHIBITS & SCHEDULES

Exhibit A	Definitions
Exhibit B	Data and Content Security Addendum
Exhibit C	Data Processing Addendum
Exhibit D	Digital Tech Addendum
Schedule I	Forward Services and Fees
Schedule II	Reverse Services and Fees
Schedule III	Excluded Services
Schedule IV	Dependent or Interrelated Services

iii

TRANSITION SERVICES AGREEMENT

This TRANSITION SERVICES AGREEMENT (this “Agreement”) is made and entered into as of [•], 202[•] (the “Effective Date”), by and between [DELIGHT GLOBAL MEDIA, INC.], a Delaware corporation (“SpinCo”), and [NEW WONDER], a Delaware corporation (the “Company” and together with SpinCo, each, a “Party” and together, the “Parties”).

RECITALS

WHEREAS, the Company and SpinCo have entered into a Separation and Distribution Agreement, dated as of [•] (as may be amended, modified or restated from time to time, the “Separation and Distribution Agreement”), pursuant to which the Company and SpinCo will each become an independent, separately-traded public company (the “Separation”);

WHEREAS, pursuant to, and in connection with the transactions contemplated by the Separation and Distribution Agreement and in order to ensure the continuity of certain functions and operations related to the Company Business and the SpinCo Business (each as defined in the Separation and Distribution Agreement), the Company and SpinCo have agreed to duly execute a transition services agreement; and

WHEREAS, SpinCo desires that the Company provide certain services to SpinCo and its Affiliates on a transitional basis as described in Schedule I attached to this Agreement (the “Forward Services”) and the Company desires that SpinCo provide certain services to the Company and its Affiliates on a transitional basis as described in Schedule II attached to this Agreement (the “Reverse Services,” and each Forward Service or Reverse Service, a “Service” and collectively, the “Services”).

NOW, THEREFORE, in consideration of the foregoing and the covenants herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

SERVICES

Section 1.1 Provision of Services. On the terms and subject to the conditions set forth in this Agreement, Service Provider shall, or shall (in accordance with Section 1.4) cause one or more of its Affiliates or third-party vendors to, provide to Service Recipient and its Affiliates, solely for use in the operation of the SpinCo Business or the Company Business, as applicable, each of the Services described in Schedule I or Schedule II, as applicable, in each case, as such schedules may be supplemented, modified, substituted or otherwise amended from time to time in accordance with Section 1.3, commencing on the Effective Date and continuing for each Service through the Service Term therefor, unless (a) such Service is terminated in accordance with the terms and conditions of Section 4.2 or Section 4.3, or (d) this Agreement is terminated prior to expiration of the Term in accordance with the terms and conditions of Section 4.2 or Section 4.3. Each Service is described on a separate sub-schedule (each a “Sub-Schedule”). Schedule I comprises all Sub-Schedules for Forward Services and Schedule II

1

comprises all Sub-Schedules for Reverse Services. Except as otherwise expressly set forth in this Agreement, all references to a Party in Schedule I or Schedule II shall be deemed to include its Affiliates. For the avoidance of doubt, capitalized terms used but not defined in Schedule I or Schedule II shall have their respective meanings ascribed to them herein.

Section 1.2 Quality and Scope of Services.

(a) On the terms and subject to the conditions of this Agreement, the Services shall be provided consistent with the manner (including as to quality, frequency and timeliness) as the Services were provided to Service Recipient and its Affiliates in connection with the SpinCo Business or the Company Business, as applicable, during the Lookback Period (the “Service Standard”).

(b) For the avoidance of doubt, Service Provider shall not be bound to apply a service standard or standard of care higher than the Service Standard but may, in its sole discretion, perform (or cause to be performed in accordance with Section 1.4) such Service substantially consistent with any improved or enhanced practice (as compared to the Service Standard) that Service Provider may elect to adopt.

(c) Service Provider may make changes from time to time in the manner in which such Service is provided (even if such change affects the standard with which a Service is delivered) if:

(i) Service Provider is making similar changes in the manner in which such Service is provided for its own Business;

(ii) (x) there is no material change to the Service or the standard with which such Service is provided to Service Recipient; or (y) Service Provider cannot, through the use of commercially reasonably efforts, continue to deliver the Service on an unchanged basis without incurring significant additional costs;

(iii) Service Provider furnishes to Service Recipient at least twenty (20) days’ prior written notice describing the change to be made, including any decrease or increase of the Service Fee resulting from such change (provided that the aggregate increase in the Service Fees from all such changes during the Term to any Sub-Schedule shall not exceed ten percent (10%), unless otherwise agreed by the Parties);

(iv) Service Provider consults in good faith with Service Recipient with respect to such change; and

(v) Service Provider treats Service Recipient consistent with the manner in which it treats its own Business in connection with such change.

2

Section 1.3 Omitted Services and Additional Services.

(a) Within one hundred and eighty (180) days following the Effective Date, if Service Recipient or any of its respective Affiliates identify any services that Service Provider or its Affiliates provided (either directly or through a third-party vendor) to Service Recipient and its Affiliates in connection with the SpinCo Business or the Company Business, as applicable, during the Lookback Period that are reasonably necessary for such Business to operate in substantially the same manner in which such Business operated during the Lookback Period (the “Omitted Services Standard”), then Service Recipient may request such service by written notice to Service Provider explaining why Service Recipient believes such service meets the Omitted Services Standard and should be added as a Service. On Service Recipient’s written request in accordance with the preceding sentence, Service Provider shall provide Service Recipient and its Affiliates with any such services requested by Service Recipient (collectively, the “Omitted Services”); provided that Service Provider shall have no obligation to provide (i) any of the Services listed on Schedule III attached hereto (“Excluded Services”), (ii) any proposed Omitted Service if Service Provider (x) determines, in its reasonable discretion, that Service Provider or its Affiliates would not be obligated to perform such Omitted Service if such Omitted Service had been set forth on Schedule I or Schedule II, as applicable, as of the Effective Date due to any of the circumstances set forth in Section 1.10(a) or (y) is unable to provide such Omitted Service or is unable to provide such Omitted Service to the Service Standard because the personnel who performed such Omitted Service for Service Provider or its Affiliates during the Lookback Period are no longer employed by Service Provider or its Affiliates or are otherwise unavailable to Service Provider and Service Provider, using commercially reasonable efforts, is unable to replace such personnel without an undue burden on or material cost to Service Provider or its Affiliates, or (iii) any Omitted Service as to which the Parties, after having negotiated in good faith, fail to agree on the terms of such Omitted Service (including, for the avoidance of doubt, the amounts payable by Service Recipient for such Omitted Service). All such Omitted Services (unless subject to the foregoing proviso) shall be added to Schedule I or Schedule II, as applicable, and be deemed Services hereunder for all purposes. In consideration for the provision of such Omitted Services, Service Recipient shall pay to Service Provider the Service Fee mutually agreed to by the Parties for each such Omitted Service; provided that such Service Fee shall be calculated using a methodology consistent with that which was used to determine the Service Fees for the Services as of the Effective Date in accordance with Section 2.1.

(b) In the event Service Recipient requests that Service Provider provide additional services that are not Omitted Services (“Additional Services”), Service Provider shall (unless such requested additional services are Excluded Services) consider such request in good faith and if Service Provider is willing to provide such Additional Services, in Service Provider’s reasonable discretion if such request is made within six (6) months following the Effective Date and in Service Provider’s sole discretion if such request is made more than six (6) months following the Effective Date, the Parties shall negotiate in good faith to agree on the terms upon which Service Provider would provide such Additional Services, including the amounts payable by Service Recipient for such Additional Services. In the event that Service Provider agrees to provide any such Additional Service, such Additional Service (and any related terms) shall be added to Schedule I or Schedule II, as applicable, in each case, and be deemed a Service hereunder for all purposes. For the avoidance of doubt, Service Provider shall have no obligation to provide any Additional Services if the Parties fail to agree on the terms thereof (including, for the avoidance of doubt, the amounts payable by Service Recipient for such Additional Services).

3

(c) In the event that either Party learns of a change in applicable Law that renders a Service non-compliant, such Party shall provide written notice to the other Party as soon as reasonably practicable, and the Parties shall promptly discuss in good faith and agree on a commercially reasonable plan to conduct any development work that may be required to modify the affected Service to bring it into compliance. Without limiting the foregoing, and subject to reasonable discussion and agreement of the Parties with respect to any competing deadlines, any development work required to bring the Service into compliance shall be prioritized ahead of other development work included in either party’s development roadmap. If the change in applicable Law affects only Service Recipient (i.e., the change in applicable Law makes provision of the Service to Service Recipient non-compliant but does not make provision of the Service to Service Provider’s own Business (if applicable) non-compliant), then Service Recipient shall be responsible for all development costs incurred pursuant to this Section 1.3(c), which shall be billed at the same rate as other development work conducted pursuant to the applicable Sub-Schedule for the Service. If the change in applicable Law affects both Service Recipient and Service Provider (i.e., the change in applicable Law makes provision of the Service non-compliant both to Service Recipient and to Service Provider’s own Business), the Parties shall share such costs in an equitable manner to be mutually agreed based on the relative amount of usage of such Service by Service Recipient and Service Provider’s own Business.

Section 1.4 Use of Affiliates and Third-Party Vendors. Subject to the terms and conditions set forth in this Section 1.4, Service Provider may, in its sole discretion, use one or more Affiliates or third-party vendors to provide the Services under this Agreement. Any third-party vendors (i) not previously used to provide a Service during the Lookback Period or (ii) not otherwise currently providing substantially similar services to Service Provider or its Affiliates must be approved by Service Recipient, with such approval not to be unreasonably withheld, conditioned or delayed; provided that such approval shall not be required if such third-party vendor is engaged (x) in connection with a change in the manner that a Service is provided in accordance with Section 1.2(c); or (y) to replace an existing third-party vendor that has ceased to provide the applicable Service (or part thereof) to Service Provider.

Section 1.5 Disclaimer of Warranties.

Except as otherwise expressly set forth in this Agreement, none of Service Provider or any of its Affiliates or any other Person makes any representations or warranties regarding its provision of any or all of the Services. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE SERVICES ARE PROVIDED “AS IS” WITH ALL FAULTS AND WITHOUT WARRANTY OF ANY KIND. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, NEITHER SERVICE PROVIDER NOR ITS AFFILIATES NOR ANY OTHER PERSON MAKES ANY OTHER REPRESENTATION OR WARRANTY UNDER THIS AGREEMENT, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, IN RESPECT OF THE SERVICES, INCLUDING IN RESPECT OF THE MANNER, QUALITY, FREQUENCY OR TIMELINESS OF THE SERVICES, AND NEITHER SERVICE PROVIDER NOR ITS AFFILIATES NOR ANY OTHER PERSON MAKES ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, INCLUDING WARRANTIES AS TO MERCHANTABILITY, FITNESS FOR ANY PARTICULAR PURPOSE, TITLE, NON-INFRINGEMENT, QUIET ENJOYMENT, NO ENCUMBRANCES, SYSTEM INTEGRATION ACCURACY, WORKMANLIKE EFFORT OR WARRANTIES ARISING THROUGH COURSE OF DEALING OR USAGE OF TRADE. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY

4

DISCLAIMED BY SERVICE PROVIDER ON BEHALF OF ITSELF AND ITS AFFILIATES AND THIRD-PARTY VENDORS. NO ORAL OR WRITTEN INFORMATION OR ADVICE GIVEN BY SERVICE PROVIDER, ITS AFFILIATES OR THEIR AUTHORIZED REPRESENTATIVES OR THIRD-PARTY VENDORS SHALL CREATE A WARRANTY OR IN ANY WAY INCREASE THE SCOPE OF SERVICE PROVIDER’S OR ITS AFFILIATES’ OBLIGATIONS UNDER OR WITH RESPECT TO THIS AGREEMENT.

Section 1.6 Independent Contractors; Employees; Equipment and Systems.

(a) The Parties acknowledge and agree that each Party is engaged in a business that is independent from that of the other Party and that Service Provider and its Affiliates shall perform the Services under this Agreement as independent contractors. No partnership, joint venture, association, alliance, syndicate or other entity, or fiduciary, employee/employer, principal/agent or any relationship other than that of independent contractors is created by virtue of this Agreement or the Services hereunder.

(b) Subject to the remainder of this Section 1.6, Service Provider shall have the sole right to supervise, manage, operate, control and, direct the performance of the Services, including the right to designate which resources Service Provider and its Affiliates shall assign to perform any Service and the right to remove and replace any such resources at any time or, subject to Section 1.4, to designate a third-party vendor to perform such Service. Service Provider and its Affiliates shall have and maintain exclusive control over all of their respective employees, agents, third-party vendors, other contractors and operations.

(c) Notwithstanding anything to the contrary contained in this Agreement and subject to the terms of the Employee Matters Agreement or any secondment agreement entered into between Service Provider and Service Recipient relating to the provision of any Services, Service Provider and its Affiliates shall have the sole and exclusive responsibility and discretion to select and manage personnel employed by, or seconded to, Service Provider or its Affiliates or, subject to Section 1.4, personnel of third-party vendors or contractors who provide the Services, provided that, Service Provider shall consider in good faith Service Recipient’s reasonable request that Service Provider substitute any such personnel providing the Services; provided, further, that any decision to replace or substitute such personnel shall remain in Service Provider’s sole discretion. Service Provider and its Affiliates shall be solely responsible for payment of compensation to their employees.

(d) Notwithstanding anything to the contrary contained in this Agreement and subject to the terms of the Employee Matters Agreement or any secondment agreement entered into between Service Provider and Service Recipient relating to the provision of any Services, all personnel of Service Provider, its Affiliates, and third-party vendors engaged in providing Services shall be deemed to be for all purposes, including all compensation and employee benefits purposes, representatives, employees, independent contractors or agents of Service Provider or its Affiliates or such third-party vendors, and not of Service Recipient or its Affiliates.

5

(e) Subject to Section 1.2(c), Service Provider shall have the sole and exclusive responsibility and discretion to select and provide the information technology or communications systems, facilities, networks, equipment, data and databases, configurations, processes, procedures or practices (“Equipment and Systems”) necessary to deliver the applicable Services; provided that, to the extent that Service Recipient has specific Equipment and Systems that it prefers to Service Provider’s Equipment and Systems, Service Recipient may provide additional Equipment and Systems at Service Recipient’s own expense (including any licensing and support systems); provided, further, that the provision and use of such Equipment and Systems shall not cause any undue burdens on Service Provider’s or its Affiliates’ ability to provide any Services. If Service Recipient elects to decommission, replace, modify or change its Equipment and Systems in a manner that adversely affects Service Provider’s ability to provide or cause its Affiliates to provide any Service as required hereunder, then (x) Service Provider shall have no liability whatsoever with respect to the effectiveness or quality of such Service to the extent resulting from such adverse effect and shall be excused from any liability resulting from such adverse effect until Service Recipient eliminates the adverse effect of such change and (y) Service Recipient shall be responsible for all direct out-of-pocket expenses incurred by Service Provider or its Affiliates relating to the cessation and, if applicable, the resumption of such Service.

(f) Except as expressly set forth in this Agreement (including as specified in Schedule I or Schedule II), Service Provider and its Affiliates have no authority (including any implied or apparent authority) to take any action or incur any obligations or liability on behalf of Service Recipient or its Affiliates, and Service Provider and each of its Affiliates shall not be, act as, purport to act as, or be deemed to be, the agent or representative of Service Recipient or its Affiliates by virtue of this Agreement or the Services hereunder. Service Recipient and its Affiliates have no authority (express, implied or apparent) by virtue of this Agreement or the Services hereunder to take any action or incur any obligations or liability on behalf of Service Provider and its Affiliates, and Service Recipient and its Affiliates shall not be, act as, purport to act as, or be deemed to be, the agent, representative or employee of Service Provider or any of its Affiliates by virtue of this Agreement or the Services hereunder.

Section 1.7 Third-Party Consents

(a) On the terms and subject to the conditions set forth in this Agreement, Service Provider and Service Recipient shall use their respective good faith commercially reasonable efforts to cooperate with each other, and to cause their Affiliates to cooperate with each other, as reasonably requested by the other Party, in obtaining all consents, licenses, sublicenses or approvals necessary or desirable in order to permit each Party to perform its obligations under this Agreement in a timely and efficient manner (“Third-Party Consents”).

(b) In the event any costs, fees or expenses are incurred by Service Provider or any of its Affiliates in connection with obtaining any Third-Party Consents, such costs, fees and expenses shall be shared equally by Service Provider and Service Recipient, and Service Recipient shall reimburse Service Provider and its Affiliates for half of such costs, fees and expenses in accordance with Section 2.2; provided that: (i) Service Recipient has provided written consent to Service Provider prior to Service Provider incurring such costs, fees and expenses; (ii) such costs, fees, and expenses are documented and (iii) Service Provider has used commercially reasonable efforts to minimize such costs. For the avoidance of the doubt, in the event Service Recipient does not provide such written consent, Service Provider shall not be obligated to obtain such Third-Party Consent.

6

(c) If a third party does not provide a Third-Party Consent or a Third-Party Consent expires or is withdrawn before the end of the relevant Service Term, Service Provider shall, as soon as reasonably practicable, inform Service Recipient thereof in writing. If Service Recipient continues using such Service, Service Recipient will be responsible for any Damages arising from use of the relevant Service without a required Third-Party Consent; provided that Service Provider (i) has notified Service Recipient of the fact that the relevant Third-Party Consent has not been provided or has expired or has been withheld; and (ii) has provided commercially reasonable alternative arrangements reasonably acceptable to Service Recipient for the provision of any affected Service.

(d) If a third party does not provide a Third-Party Consent or a Third-Party Consent expires or is withdrawn before the end of the relevant Service Term, the Parties shall cooperate and negotiate in good faith to determine the terms of an alternative service (including, among other things, the reasonable, documented amounts to be paid based on costs actually incurred for any such alternative service (such fees to be paid in accordance with Section 2.2, and to include any out-of-pocket costs incurred by Service Provider or its Affiliates in providing or arranging for such alternative service); it being understood that Service Provider shall have no obligation to provide such alternative services unless the terms of the alternative service are agreed between the Parties in accordance with this Section 1.7(d).

Section 1.8 Cooperation; Resources.

(a) Service Provider and Service Recipient shall use good faith efforts to cooperate with each other, and to cause their Affiliates to cooperate with each other, in all matters relating to the provision of Services. Such cooperation shall include, subject to Article V and applicable Laws, (i) exchanging information reasonably requested by the other Party and (ii) cooperating, as reasonably requested by the other Party, in obtaining timely decisions, approvals and acceptances. Service Recipient shall use commercially reasonable efforts to provide information and documentation sufficient for Service Provider to satisfy its obligations under this Agreement.

(b) Each Party shall appoint an employee of such Party, reasonably acceptable to the other Party, to act as its services coordinator (each, a “Service Coordinator” and collectively, the “Service Coordinators”), who shall be directly responsible for coordinating and managing the delivery of the Services and shall have authority to act on the appointing Party’s behalf with respect to matters relating to this Agreement. Each Service Coordinator shall (i) work with the personnel of the appointing Party to periodically address issues and matters raised by the other Party related to this Agreement and (ii) serve as the appointing Party’s primary liaison with the other Party’s Service Coordinator but, for purposes of clarification, not be the sole liaison of the appointing Party or its employees or third-party vendors with the other Party or its employees. Each Party shall at all times during the Term maintain a Service Coordinator. Each Party shall use commercially reasonable efforts to maintain the same individual as its Service Coordinator throughout the Term, but in the event that, despite such efforts, the appointing Party determines to replace such individual, the appointing Party may replace its Service Coordinator with another employee of the appointing Party upon written notice to the other Party. The initial Service Coordinators are set forth in Schedule [•].

7

(c) The Service Coordinators shall generally be available, one to the other, as reasonably necessary to coordinate the provision of Services. The Service Coordinators shall make themselves available to meet, either electronically, telephonically or in person, at such times as determined by the Service Coordinators, to discuss the Services being provided, any problems with the Services or Service Fees and any proposed modifications or extensions of this Agreement, but in no event less often than once per month (unless otherwise agreed to by the Service Coordinators). For the avoidance of doubt, nothing in this Section 1.8(c) shall be deemed to impose an obligation on Service Provider to modify or extend any Services other than as expressly set forth herein.

(d) In connection with the Services, each Party shall make available for consultation with the other Party, either electronically, telephonically or in person, those employees and consultants or other service providers of such Party reasonably necessary for the effective provision of the Services. Without limiting the foregoing, upon mutual agreement of the Parties, Service Provider shall appoint one or more employees of Service Provider, reasonably acceptable to Service Recipient, to be the primary Service Provider employee(s) responsible for managing and performing a specified Service (“Service-Specific Personnel”). Service Recipient shall be entitled to contact the Service-Specific Personnel directly with respect to the day-to-day provision of the Service for which such Service-Specific Personnel has been designated, including to implement any instructions from Service Recipient in respect of the applicable Service. For the avoidance of doubt, the foregoing shall not entitle Service Recipient to control the manner in which Service Provider performs the applicable Service, which shall remain the sole and exclusive responsibility, and in the sole discretion, of Service Provider in accordance with the terms set forth in Section 1.6.

Section 1.9 Information from Service Recipient; No Duty of Verification. Service Provider and its Affiliates shall not be liable for any impairment of any Service to the extent caused by their not receiving information or access to Persons and documents or required decisions on the part of Service Recipient or its Affiliates, either timely or at all; provided that Service Provider has used reasonable efforts to notify the applicable Service Coordinator (orally or in writing) of such failure to receive such information, access or decision and the impact of such failure on Service Provider’s or its Affiliates’ provision of the Services, or by their receiving inaccurate or incomplete information from Service Recipient or its Affiliates that is required or reasonably requested by Service Provider. Service Provider and its Affiliates shall not have any responsibility for verifying the accuracy or completeness of any information given to them by or on behalf of Service Recipient or its Affiliates.

Section 1.10 Exceptions to Service Provider’s Obligation to Perform.

(a) Notwithstanding anything to the contrary contained in this Agreement, Service Provider shall not be required to provide, or cause its Affiliates or third-party vendors to provide, any Service or any portion thereof (i) to the extent that the performance of such Service or any portion thereof (A) would require Service Provider or its Affiliates (or, if applicable, any such third-party vendor) to violate any applicable Law now in force or that

8

becomes effective after the date hereof, or (B) would result in the breach of any contract or agreement due to (x) a failure to have the necessary Third-Party Consents, other than as a result of Service Provider’s or its Affiliates’ failure to comply with their obligations set forth in Section 1.7(a), or (ii) upon the occurrence of a Force Majeure Event, including any Force Majure Event affecting third-party vendors, that would reasonably be expected to prevent or delay Service Provider’s performance of such Service for so long as the Force Majeure Event persists. In furtherance of the foregoing, if Service Provider determines that Service Provider and its Affiliates would be unable, using commercially reasonable efforts, to perform certain Services at all or to the Service Standard, due to any actions taken by Service Provider or its Affiliates to comply with any applicable Law that is in force, adopted, or becomes effective after the Effective Date (including any order of a Governmental Entity or any other quasi-governmental authorities having jurisdiction over Service Provider or its Affiliates), Service Provider may, at its sole discretion, stop or suspend, or cause its Affiliates to stop or suspend, the performance of such Services, or provide or cause its Affiliates to provide (including through one or more third-party vendors) such Services in a manner that deviates from the Service Standard, which level shall become the Service Standard during any such period; provided that Service Provider will treat Service Recipient consistent with the manner in which Service Provider treats its own Business, to the extent such affected Service is used thereby in a comparable manner (including comparable quality, frequency, timeliness and rate of service charges) to Service Recipient’s use of such affected Service. If Service Provider takes or causes its Affiliates to take any actions pursuant to this Section 1.10(a), Service Provider shall provide written notice to Service Recipient as soon as reasonably practicable, and, following such notice, the Parties shall promptly discuss, in good faith, any actions that may be taken to minimize the impact on the provision of the Services. In the event that an entire Service or portion thereof has ceased pursuant to this Section 1.10(a), Service Provider shall use commercially reasonable efforts to provide a commercially reasonable alternative arrangement reasonably acceptable to Service Recipient for the provision of such Service or portion thereof; provided that the Parties shall cooperate and negotiate in good faith to determine the terms of the alternative service (including, among other things, the reasonable, documented amounts to be paid based on costs actually incurred for any such alternative service (such fees to be paid in accordance with Section 2.2, and to include any out-of-pocket costs incurred by Service Provider or its Affiliates in providing or arranging for such alternative service)); provided, further, that, in respect of such alternative service and fees, Service Provider will treat Service Recipient consistent with the manner in which Service Provider treats its own Business, to the extent such alternative service is used thereby in a comparable manner (including comparable quality, frequency, timeliness and rate of service charges) to Service Recipient’s use of such alternative service; it being understood that Service Provider shall have no obligation to provide such alternative service unless the terms of the alternative service are agreed between the Parties in accordance with this Section 1.10(a).

(b) Notwithstanding anything to the contrary contained in this Agreement, in accordance with the provisions of this Section 1.10(a), Service Provider may suspend, or cause its Affiliates or third-party vendors to suspend, performance of any Service if (i) in Service Provider’s reasonable judgment, the integrity, security or performance of the Equipment and Systems of Service Provider or any of its Affiliates, or third-party vendors, or any data stored thereon, is being or is reasonably likely to be jeopardized in any material respect by the activities of Service Recipient, its Affiliates or their respective employees, agents, representatives or

9

contractors or (ii) a third-party vendor’s agreement with Service Provider permits such third-party vendor to suspend performance of the Service under the foregoing circumstances. Any such suspension shall be made only to the extent necessary to mitigate such threat to Service Provider’s or its Affiliates’ Equipment and Systems. The Service Provider Service Coordinator shall notify the Service Recipient Service Coordinator in writing of any such suspension by Service Provider or its Affiliates within forty-eight (48) hours thereof (if such suspension is by Service Provider or its Affiliates and if such suspension is by a third-party vendor, shall use commercially reasonable efforts to provide such notice within forty-eight (48) hours thereof or as soon thereafter as reasonably practicable) and provide a detailed explanation of the reasons therefor. Service Provider shall, and shall cause its Affiliates, as applicable, to use commercially reasonable efforts to remediate the circumstances giving rise to the suspension as expeditiously as possible. Service Recipient shall cooperate with Service Provider at Service Provider’s reasonable request in remediating such circumstances. Service Provider shall, and shall cause its Affiliates, as applicable, and shall use commercially reasonable efforts to cause its third-party vendors, to, resume provision of the Services as soon as such circumstances are remediated, to the extent remediable. In addition, if Service Provider notifies Service Recipient in good faith and in advance that termination of any Service (or divisible portion thereof) in accordance with Section 4.3 results in any of the reasons specified above in this Section 1.10(a), and Service Recipient nevertheless elects to terminate such Service (or divisible portion thereof), the Service Provider may suspend such Service, without any extension of the Service Term, until Service Recipient has cured the cause for such suspension.

Section 1.11 Migration of Services. No later than one hundred eighty (180) days after the Effective Date, the Parties shall consult for the purpose of agreeing upon the terms of and a plan for migration of the Services from Service Provider to Service Recipient (or a third-party vendor selected by Service Recipient) (“Migration Plan”). The Parties shall cooperate in good faith to execute the Migration Plan, provided that, unless otherwise set forth in Schedule I or Schedule II, Service Recipient will have the primary responsibility for carrying out the migration of Services prior to the expiration of the applicable Service Term and each Party shall bear its own respective costs for implementing the Migration Plan.

ARTICLE II

FEES FOR THE SERVICES

Section 2.1 Fees for the Services. In consideration of the provision of the Services, Service Recipient (or, where specified in Schedule I or Schedule II, as applicable, or otherwise mutually agreed by the Parties, an Affiliate of Service Recipient) shall pay to Service Provider (or, where specified in Schedule I or Schedule II, as applicable, or otherwise mutually agreed by the Parties, an Affiliate of Service Provider) a service fee for each such Service in the amount equal to the fee set forth on Schedule I or Schedule II, as applicable, in each case, with respect to such Service, which shall include any reasonable costs or expenses that are incurred by Service Provider and directly related to the provision of such Service hereunder, including payments or costs that would otherwise not be incurred for an ongoing license, grant or provision of rights or services, including any license or similar fees, if any, required to be paid to software vendors or licensors (with respect to each Service, the “Service Fee” and, collectively for all Services, the “Service Fees”). Any incidental expenses not contemplated in the Service Fees that are incurred by Service Provider and approved by Service Recipient, such approval not to be

10

unreasonably withheld, shall be reimbursed by Service Recipient to Service Provider in accordance with Section 2.2. Service Recipient shall not be obligated to pay for any individual Service that was terminated pursuant to and in accordance with Section 4.3; provided that Service Recipient shall, in accordance with Section 4.3, pay Service Provider the Service Fee relating to any terminated Service until the effective date of termination; provided, further, that Service Provider is not obligated to provide any such remaining Service noted as dependent or interrelated to the terminated Service on Schedule I or Schedule II, as applicable, in accordance with Section 4.1 and identified on Schedule IV as a Service that cannot reasonably be provided without the terminated Service. To the extent that a Service requires that inventory or other purchases be specified to a third-party vendor, except as otherwise set forth on Schedule I or Schedule II, as applicable, Service Recipient shall be responsible for notifying Service Provider thereof and shall consent in writing to the purchase of such inventory or other purchases, in which case Service Provider shall procure the foregoing in accordance with such notice and written consent and Service Recipient shall reimburse Service Provider for the foregoing in accordance with the terms of Section 2.2. Unless otherwise set forth on Schedule I or Schedule II, commencing on the first anniversary of the Effective Date, all Service Fees shall be increased three percent (3%) other than any portion of a Service Fee that constitutes a fee paid by Service Provider to a third-party vendor, which shall be passed through to Service Recipient without any markup. For the avoidance of doubt, with respect to any Service set forth in Schedule I or Schedule II that indicates the corresponding Service Fee as having both a fixed component and a variable component, such charges are additive to and not exclusive of one another.

Section 2.2 Manner and Timing of Payments. All undisputed payments shall be made by Service Recipient (or, where specified in Schedule I or Schedule II, as applicable, or otherwise mutually agreed by the Parties, an Affiliate of Service Recipient), without set-off (subject to Section 2.3), within sixty (60) days after receipt of an invoice therefor. Service Provider (or, where specified in Schedule I or Schedule II, as applicable, or otherwise mutually agreed by the Parties, an Affiliate of Service Provider) shall send invoices on a monthly basis for payments to be made under this Agreement. The Parties shall cooperate to determine which Services should be invoiced separately and which Services should be included on a single invoice. Such invoices shall specify in reasonable detail the costs and expenses to be reimbursed by Service Recipient; provided that for Services with a fixed-monthly fee as noted in Schedule I or Schedule II, as applicable, such invoice shall only specify the total Service Fee and the applicable Sub-Schedule (e.g., TO-01, ST-R01) of Schedule I or Schedule II, as applicable, for which such invoice is issued. All payments made by Service Recipient under this Agreement shall be by electronic transfer of the payment amount to Service Provider’s or its Affiliate’s account identified in Schedule I or Schedule II, as applicable, in each case, attached hereto or other account notified in writing by Service Provider to Service Recipient (an “Alternative Service Provider Account”), or if requested in writing by Service Provider, by wire transfer or other alternative payment method agreed by both Parties. All such payments shall be effective upon receipt. Each Party shall invoice on behalf of itself or an Affiliate that is providing Services; provided that, a Service Provider Affiliate may invoice, and a Service Recipient Affiliate may be invoiced, for Services where specified in the applicable Sub-Schedule or as otherwise mutually agreed by the Parties. Any amounts not disputed shall be deemed accepted following forty-five (45) days of receiving such invoice (unless the basis for disputing such amounts was not capable of being discovered within such forty-five (45) day period) and shall be paid notwithstanding disputes with respect to any

11

other items within the applicable payment period. In the event that Service Recipient disputes in good faith any portion of the amount due on any invoice, then Service Recipient shall deliver a written statement to Service Provider through the applicable Service Coordinator which shall list all disputed items and provide a reasonably detailed description of each disputed item and the basis for such dispute (each such dispute, a “Fee Dispute”), together with reasonable supporting documentation, prior to the date the payment of the disputed invoice is due, or where the basis of the Fee Dispute was not capable of being discovered during such forty-five (45)-day period, promptly after the disputing Party should have been aware of the basis for the Fee Dispute. The Parties shall seek to resolve all such Fee Disputes expeditiously and in good faith in accordance with the provisions of Section 7.1, and Service Provider shall continue performing the Services in accordance with the Agreement pending resolution of any Fee Dispute. Service Recipient shall pay any settled amounts owed to Service Provider, if any, as soon as reasonably practicable following resolution of any such Fee Dispute.

Section 2.3 Taxes.

(a) Service Fees do not include any amounts in respect of Taxes. Service Recipient shall be responsible for and pay to Service Provider all applicable Taxes (including any domestic or foreign sales, use, value added or similar Taxes) that are chargeable on the provision of any Service to Service Recipient hereunder, except for (A) any such Taxes with respect to which Service Recipient has provided Service Provider with a proper tax exemption certificate and (B) any such Taxes incurred or payable on the goods or services used or consumed by Service Provider (or any Affiliate or third-party vendor of Service Provider) in providing such Service to Service Recipient; provided, however, that each of Service Provider and Service Recipient shall be responsible for (a) any real or personal Taxes on property it owns or leases, (b) franchise, margin, privilege and similar Taxes on its business, (c) the employment Taxes of its employees and all federal, state and local taxes or contributions imposed or required under unemployment insurance, social security and income tax Laws with respect to such employees and (d) Taxes based on its net or gross income or gross receipts. Any Taxes due and payable by Service Recipient to Service Provider pursuant to the preceding sentence shall be separately itemized on the relevant invoice and shall be paid at the same time as the other amounts for the applicable Service to which such Taxes relate. In the event that Service Provider receives a refund of (or credit for) any Taxes (other than any value added or similar Taxes) paid by Service Recipient pursuant to this Section 2.3, Service Provider shall promptly notify Service Recipient and shall pay over to Service Recipient such refund or the amount of such credit.

(b) Payments for Services or other amounts due under this Agreement shall be made net of applicable withholding Taxes; provided, however, that if Service Provider reasonably believes that a reduced rate of withholding Tax applies or Service Provider is exempt from withholding Tax, (i) Service Provider shall provide Service Recipient with appropriate and customary documentation that provides Service Provider qualifies for a reduction to or exemption from withholding under applicable Law and (ii) Service Recipient shall use commercially reasonable efforts to apply such reduced rate of withholding or not withhold if Service Provider provides Service Recipient with evidence satisfactory to Service Recipient that a reduced rate of or no withholding is required by applicable Law; provided, further, that Service Provider and Service Recipient and their respective Affiliates shall cooperate with one another in good faith in mitigating any such deduction or withholding. Service Recipient shall promptly remit any amounts

12

withheld to the appropriate taxing authority in accordance with applicable Law and all such amounts so withheld and paid to the relevant taxing authority shall be treated for all purposes of this Agreement as having been paid to Service Provider. In the event that Service Recipient receives a refund of any amounts previously withheld from payments to Service Provider and remitted, Service Recipient shall surrender such refund to Service Provider.

(c) To the extent Service Provider pays or is required to pay any such Taxes that are the responsibility of Service Recipient in accordance with this Section 2.3, Service Recipient shall promptly reimburse Service Provider on an after-Tax basis.

(d) Service Provider and Service Recipient shall, and shall cause their respective Affiliates to, cooperate with one another in good faith in regard to (i) determining the appropriate rate of any domestic or foreign sales, use, value added or similar Taxes that are chargeable on the provision of any Service to Service Recipient or its Affiliates hereunder, (ii) mitigating or availing of any applicable exemption from such Taxes, (iii) determining the appropriate entity that should charge or account for any such Taxes, (iv) any reasonable requests by Service Provider or Service Recipient or their respective Affiliates with respect to the form or content of any invoices as is necessary to recover any such Taxes, (v) to mitigate the risk of any cost of leakage from any such Taxes and (vi) where applicable, all payments under this Agreement are exclusive of any value added Tax, goods and services Tax, sales Tax, use Tax, or any other similar indirect Taxes.

(e) In the event of any conflict between the terms of this Section 2.3 and the Tax Matters Agreement, the terms of the Tax Matters Agreement shall govern in all respects.

Section 2.4 Access to Records. Subject to the Parties’ obligations under Section 5.1, Service Provider and its Affiliates shall, in accordance with Service Provider’s generally applicable recordkeeping and retention policies and procedures, keep reasonable books and records of all third-party vendor costs relating to Services provided hereunder for Service Recipient to verify third-party charges made by Service Provider under this Agreement and to comply with all applicable requirements of Law; provided that Service Provider shall not be required to share any vendor invoices or any underlying information thereto related to third-party expenses incurred by Service Provider. Without limiting a Parties’ rights or obligations pursuant to Section 2.5, if requested by Service Recipient, such request to be made no more than twice per calendar year, Service Provider shall agree to a review of such invoices or underlying information (an “Invoice Review”) to assist in providing assurance to Service Recipient that such invoices contain expenses applicable to the Services provided by Service Provider to Service Recipient and confirming the amounts of such third-party expenses. Service Provider and Service Recipient agree that an Invoice Review shall be limited to validating: (i) that the third-party charges (A) are for the period after the Effective Date; (B) are associated with the delivery of the Services by the Service Provider to Service Recipient; (C) were incurred in connection with the provision of Services under this Agreement; and (ii) the amount of such charges. Service Recipient shall be responsible for all expenses related to an Invoice Review. In the event it is determined by an Invoice Review that any amount that was paid by Service Recipient (or its designated Affiliate) was not properly owed, Service Provider will refund that amount to Service Recipient in accordance with Section 2.2. Service Recipient shall have the right to an Invoice Review in accordance with the terms of this Section 2.4 during the Term and for six (6) months following any termination or expiration of the Agreement, subject to applicable Law, confidentiality restrictions, contractual limitations and any generally applicable recordkeeping and retention policies of Service Provider. For clarity, nothing in this Section 2.4 shall require Service Provider to modify its existing recordkeeping or retention policies and procedures.

13

Section 2.5 Audits; SOX Controls and Compliance.

(a) Service Provider shall provide Service Recipient, its Affiliates, and their respective Authorized Agents with reasonable access, to relevant personnel, systems, facilities, documentation, and evidence as reasonably necessary to perform reviews, audits, examinations, and evaluations of financial reporting processes and internal controls related to the Services. Request made pursuant to this Section 2.5(a) shall be made no more than once per year and such access shall be provided during normal business hours and in a manner that does not unreasonably disrupt the operations of Service Provider’s Business, and subject to customary confidentiality, security, and safety requirements.

(b) Without limiting the foregoing, the Parties shall reasonably cooperate with each other to enable timely completion of SOX-related activities, including management’s annual assessment of internal control over financial reporting, external auditor reliance testing, and related certifications, including the timely provision of requested documentation, responses to auditor inquiries, participation in walkthroughs, and remediation support as applicable. In furtherance of the foregoing, to the extent reasonably necessary to satisfy Service Recipient’s and its Affiliates’ obligations under Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), Service Provider shall (for the avoidance of doubt, at no additional costs to Service Recipient):

(i) operate controls and maintain adequate documentation evidencing their design, operation, and effectiveness;

(ii) perform and support the design, documentation, and execution of SOX controls that are applicable to the Services, including any new or modified controls required due to changes in processes, systems, or regulatory requirements;

(iii) proactively identify and implement any new SOX-relevant controls necessary to maintain compliance in response to changes in the Services or applicable regulations;

(iv) ensure that any changes to systems, processes, or personnel impacting the Services are assessed for SOX implications, and appropriate controls are designed, documented, and implemented accordingly;

(v) provide Service Recipient, its Affiliates, and their respective Authorized Agents with reasonable access (during normal business hours and subject to customary confidentiality, security, and safety requirements) to relevant personnel, systems, facilities, documentation, and evidence as reasonably necessary to perform reviews, audits, examinations, and evaluations of financial reporting processes and internal controls related to the Services, including to facilitate walkthroughs, testing, reliance, and certification activities as reasonably necessary;

14

(vi) support quarterly and year-end control testing activities, including coordination with Service Recipient’s and its Affiliates’ Authorized Agents, timely responses to audit requests, and participation in walkthroughs and inquiries;

(vii) furnish certifications and related documentation necessary to evidence control performance and compliance for Service Recipient’s and its Affiliates’ SEC filings and related reporting obligations; and

(viii) promptly notify Service Recipient of any identified control deficiencies or audit findings relevant to shared processes, and support timely remediation activities, including root cause analysis, corrective action planning and follow-up testing, in accordance with mutually agreed timelines.

For the avoidance of doubt, in relation to the foregoing SOX controls and compliance, Service Provider shall be responsible for the performance of any SOX-relevant controls applicable to the Services, and Service Recipient shall remain responsible for the overall assessment and certification of internal controls over financial reporting.

ARTICLE III

REMEDIES; INDEMNITY; LIMITATION OF LIABILITY

Section 3.1 Remedies.

(a) Service Failure or Error – By Service Provider or its Affiliates. Subject to the limitations on liability set forth in Section 3.4, if a Service fails to be provided at a level consistent with the Service Standard (a “Service Failure”) and such Service Failure is primarily caused by acts or omissions of Service Provider or its Affiliates (a “Service Provider Service Failure”), or an error is made in performance of a Service (e.g., a calculation error) (an “Error”) and such Error is primarily caused by acts or omissions of Service Provider or its Affiliates (a “Service Provider Error”), Service Recipient shall be entitled to the following remedies (which remedies shall be cumulative and not exclusive):

(i) Service Recipient shall be entitled to recover its Damages from Service Provider for such Service Provider Service Failure or Service Provider Error;

(ii) (x) with respect to a Service Provider Service Failure, Service Provider shall use its commercially reasonable efforts to promptly improve its performance with respect to the applicable Service to meet the Service Standard; and (y) with respect a Service Provider Error, Service Recipient shall be entitled to prompt re-performance of the Service to correct the applicable Error; provided that, in each case of clause (x) and (y), Service Recipient shall have the right, but not the obligation, during such Service Provider Service Failure or Service Provider Error, to take such actions as are reasonably necessary to remedy or replace the affected Service (the “Self-Help Remedy”) until Service Provider cures such Service Failure or Error to Service Recipient’s reasonable satisfaction; and

15

(iii) if such Service Provider Service Failure or Service Provider Error constitutes a material breach and Service Provider fails to cure such material breach within thirty (30) days’ written notice thereof, Service Recipient may immediately terminate such Service by written notice to Service Provider. For the avoidance of doubt, during this cure period, Service Recipient shall have the right, but not the obligation, to engage in the Self-Help Remedy. In the event of such termination, Service Provider shall cooperate with Service Recipient, at Service Provider’s cost, to transition provision of such Service from Service Provider to Service Recipient, a Service Recipient Affiliate or a third party designated by Service Recipient.

(b) Service Failure or Error – By Third-Party Vendor. If a Service Failure or Error occurs that is primarily caused by acts or omissions of a third-party vendor of Service Provider or its Affiliates (a “Third-Party Vendor Service Failure” or a “Third-Party Vendor Error”, respectively) (or Service Recipient is otherwise damaged by a third-party vendor’s breach of its agreement with Service Provider or its Affiliates), Service Recipient shall be entitled to the following remedies (which remedies shall be cumulative and not exclusive):

(i) Service Provider shall use its commercially reasonable efforts to enforce its agreement against the third-party vendor (including using commercially reasonable efforts to obtain a pass through of any representations and warranties or indemnities from the third-party vendor in favor of the Service Recipient) to recover as much of Service Recipient’s Direct Damages as reasonably possible from the applicable third-party vendor, consistent with and to the extent available pursuant to the terms of Service Provider’s agreement with such third-party vendor and the efforts that Service Provider would take to recover its own Damages from such third-party vendor; provided that Service Provider shall not be required to commence any litigation against such third-party vendor if such litigation would have a materially adverse impact on Service Provider’s Business;

(ii) (x) with respect to a Third-Party Service Failure, Service Provider shall use its commercially reasonable efforts to promptly have the applicable third-party vendor improve its performance with respect to the applicable Service to meet the Service Standard; and (y) with respect a Third-Party Vendor Error, Service Provider shall use its commercially reasonable efforts to have the applicable third-party vendor promptly re-perform the Service to correct the applicable Error, in each case consistent with and to the extent available pursuant to the terms of Service Provider’s agreement with such third-party vendor and the efforts that Service Provider would take if such Third-Party Service Failure or Third-Party Error affected Service Provider’s Business; provided that, in each case of clause (x) and (y), if such Third-Party Service Failure or Third-Party Error is not remedied to Service Recipient’s reasonable satisfaction, Service Recipient shall have the right, but not the obligation, to engage in the Self-Help Remedy until the applicable third-party vendor cures such Service Failure or Error to Service Recipient’s reasonable satisfaction; and

16

(iii) if such Third-Party Vendor Service Failure or Third-Party Vendor Error constitutes a material breach and the applicable third-party vendor fails to cure such material breach within forty (40) days’ written notice thereof by Service Recipient to Service Provider, Service Recipient may immediately terminate such Service by written notice to Service Provider. For the avoidance of doubt, during this cure period, Service Recipient shall have the right, but not the obligation, to engage in the Self-Help Remedy. In the event of such termination, Service Provider shall cooperate with Service Recipient, at Service Recipient’s cost, to transition provision of such Service from Service Provider to Service Recipient, a Service Recipient Affiliate or a third party designated by Service Recipient.

(c) Data Breach or Other Cybersecurity Incident. Without limiting Service Recipient’s remedies pursuant to Section 3.1(a)(ii)-(iii) and Section 3.1(b), in the event of a Data Breach or Cybersecurity Incident affecting Service Recipient or Service Provider (including as a result of a Service Provider Service Failure, Service Provider Error, Third-Party Service Failure or Third-Party Vendor Error), Service Recipient’s or Service Provider’s entitlement to recover any Damages from Service Provider or Service Recipient, as applicable, for such Data Breach or Cybersecurity Incident shall be governed by the terms and conditions set forth in the Data and Content Security Addendum.

(d) Other Confidentiality Breaches. Subject to the limitations on liability set forth in Section 3.4, in the event of a breach of Section 5.2 (Confidentiality – Use and Disclosure Limitations) by either Party (excluding a Data Breach or other Cybersecurity Incident), the non-breaching Party shall be entitled to recover its Damages from the breaching Party; provided that the liability cap for such breaches shall be the Enhanced Damages Cap (as defined in the Data and Content Security Addendum).

Section 3.2 Indemnity. Each Party (the “Indemnifying Party”) agrees to indemnify, defend and hold harmless the other Party, its Affiliates and their respective officers, directors, employees, agents and representatives (collectively, “Indemnitees”) from and against any and all Direct Damages incurred or suffered by an Indemnitee based upon, arising out of, in connection with or resulting from a claim relating to:

(i) the fraud, gross negligence or willful misconduct by such Party or its Affiliates in connection with their performance pursuant to this Agreement;

(ii) any material breach of Section 5.2;

(iii) a claim by any Person against Service Recipient that the provision or receipt of a Service infringes, misappropriates or otherwise violates the Intellectual Property of such Person, except for any claim related to content provided or otherwise made available by Service Recipient to Service Provider for use in providing such Service;

(iv) a claim by any Person against Service Provider that content or technology provided or otherwise made available by Service Recipient to Service Provider pursuant to this Agreement, or the use of such content or technology in providing a Service, infringes, misappropriates or otherwise violates the Intellectual Property, publicity rights or privacy rights of such Person;

17

(v) the Indemnifying Party’s failure to comply with its obligations pursuant to Service Provider’s agreement with a third-party vendor, to the extent the Indemnifying Party has notice of such obligation; and

(vi) a claim by any Person against Service Provider in respect of Early Termination Costs owed but not paid by Service Recipient.

Each Party’s indemnification obligations with respect to Data Breaches, Cybersecurity Incidents, and breaches of Article VI of this Agreement, or of the Data and Content Security Addendum, Data Processing Addendum or Digital Tech Addendum shall be governed by the terms and conditions set forth in the Data and Content Security Addendum.

Section 3.3 Indemnification Claims. Any Indemnitee wishing to claim indemnification under Section 3.2, upon learning of any such Damages, shall notify the Indemnifying Party thereof in writing and in reasonable detail of the potential claim, as promptly as practicable and in any event within thirty (30) days of becoming aware of the Damages; provided, however, that the failure to provide written notice to the Indemnifying Party pursuant to this sentence shall not release the Indemnifying Party from any of its obligations under Section 3.2 and this Section 3.3, except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure. Any claims for indemnification that are undisputed between the Indemnifying Party and the Indemnitee shall be paid to the Indemnified Party in accordance with Section 2.2. Any claims for indemnification that are disputed, by either Party, shall be settled in accordance with Section 7.1.

Section 3.4 Limitation of Liability; Limitation of Damages.

(a) TO THE MAXIMUM EXTENT PERMITTED BY LAW, NEITHER PARTY WILL BE LIABLE TO THE OTHER PARTY FOR ANY LOST PROFITS, LOSS OF USE, OR INDIRECT, CONSEQUENTIAL, INCIDENTAL, SPECIAL, EXEMPLARY OR PUNITIVE DAMAGES, HOWEVER CAUSED, UNDER ANY THEORY OF LIABILITY, ARISING FROM THE PERFORMANCE OF, OR RELATING TO, THIS AGREEMENT REGARDLESS OF WHETHER SUCH PARTY HAS BEEN NOTIFIED OF THE POSSIBILITY OF, OR THE FORESEEABILITY OF, SUCH DAMAGES (“INDIRECT DAMAGES”), PROVIDED THAT, FOR THE AVOIDANCE OF DOUBT, AMOUNTS AWARDED BY A GOVERNMENTAL ENTITY TO A THIRD PARTY SHALL NOT CONSTITUTE INDIRECT DAMAGES; PROVIDED THAT THE LIMITATIONS AND EXCLUSIONS OF LIABILITY SET FORTH IN THIS SECTION 3.4(a) WILL NOT APPLY WITH RESPECT TO ANY OF THE FOLLOWING: (i) DATA BREACHES, CYBERSECURITY INCIDENTS, AND BREACHES OF THE DATA AND CONTENT SECURITY ADDENDUM, WHICH SHALL INSTEAD BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE DATA AND CONTENT SECURITY ADDENDUM; (ii) OTHER BREACHES OF CONFIDENTIALITY (I.E., CONFIDENTIALITY BREACHES THAT DO NOT RESULT FROM DATA BREACHES OR CYBERSECURITY INCIDENTS); OR (iii) DAMAGES OR LIABILITIES ARISING OUT OF THE FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF A PARTY.

18

(b) SUBJECT TO THE PROVISOS SET FORTH IN THIS SECTION 3.4(b), NEITHER SERVICE PROVIDER NOR SERVICE RECIPIENT SHALL BE LIABLE FOR ANY DAMAGES OR LIABILITIES IN RESPECT OF A SUB-SCHEDULE (E.G., TSA 1, TSA 2) OF SCHEDULE I AND SCHEDULE II, IN EXCESS OF THE GREATER OF (i) AGGREGATE SERVICE FEES PAID OR PAYABLE IN RESPECT OF SUCH SUB-SCHEDULE EXCLUDING ANY PORTION OF SUCH SERVICE FEES CONSTITUTING THIRD-PARTY VENDOR COSTS OR (ii) FOUR MILLION DOLLARS ($4,000,000), WHETHER SUCH DAMAGES OR LIABILITIES ARISE IN CONTRACT, TORT (INCLUDING NEGLIGENCE AND STRICT LIABILITY) OR OTHERWISE (THE “DAMAGES CAP”); PROVIDED THAT FOR PURPOSES OF CALCULATING SUCH AGGREGATE AMOUNT OF PAYABLE SERVICE FEES FOR SUCH SUB-SCHEDULE, ANY VARIABLE SERVICE FEES INCLUDED IN SUCH SERVICE FEES SHALL BE CALCULATED BY EXTRAPOLATING SUCH VARIABLE SERVICE FEES FOR THE RELEVANT SERVICE TERM BASED ON THE AMOUNT OF SUCH VARIABLE SERVICE FEES CHARGED WHEN SUCH LIABILITY AROSE; PROVIDED, FURTHER, THAT, THE LIMITATIONS AND EXCLUSIONS OF LIABILITY SET FORTH IN THIS SECTION 3.4(b) WILL NOT APPLY WITH RESPECT TO DAMAGES OR LIABILITIES ARISING OUT OF (i) DATA BREACHES, CYBERSECURITY INCIDENTS, AND BREACHES OF THE DATA AND CONTENT SECURITY ADDENDUM, WHICH SHALL INSTEAD BE SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE DATA AND CONTENT SECURITY ADDENDUM, AND (ii) THE FRAUD, GROSS NEGLIGENCE OR WILLFUL MISCONDUCT OF A PARTY.

Section 3.5 Lapse of Claim. If a Party does not give written notice to the other Party of any claim pursuant to this Article III within (a) nine (9) months after the termination or expiration of the last Service to terminate or expire, (b) nine (9) months after the termination of this Agreement or (c) six (6) months after the date when such Party becomes aware of the facts giving rise to such claim, whichever is earliest, such Party shall be deemed to have waived such claim.

ARTICLE IV

TERM AND TERMINATION

Section 4.1 Term. The term of this Agreement shall commence on the Effective Date and shall continue until all Services provided hereunder have been terminated (or their terms expire) in accordance with the terms of this Agreement, unless this Agreement is terminated sooner in accordance with Section 4.2 or Section 4.3 or extended by mutual written agreement of the Parties (the “Term”); provided that, Service Provider’s obligation to perform each Service shall terminate as set forth in Schedule I or Schedule II, as applicable, with respect to such Service (in each case, the “Service Term”). Subject to Section 2.1, any termination or expiration of this Agreement with respect to any particular Service shall not terminate this Agreement with respect to any other Service provided under this Agreement.

Section 4.2 Termination and Other Remedies for Default. In the event (a) of any material breach by either Party of this Agreement or (b) either Party shall become or be adjudicated insolvent or bankrupt, or a receiver or trustee shall be appointed for either Party or its property or a petition for reorganization or arrangement under any bankruptcy or insolvency Law

19

shall be approved, or either Party shall file a voluntary petition in bankruptcy or shall consent to the appointment of a receiver or trustee (in each such case, the “Defaulting Party”), then any non-Defaulting Party shall have the right, at its sole discretion, (i) in the case of a material breach under clause (a) to terminate all or any portion of any affected Service(s), with such termination being effective only after the Defaulting Party has failed to cure the breach within thirty (30) days after receiving written notice of such breach, and (ii) in the case of the circumstances described under clause (b), to terminate this Agreement immediately upon written notice to the Defaulting Party.

Section 4.3 Termination by Service Recipient. At any time after three (3) months from the Effective Date, Service Recipient may terminate this Agreement: (i) in its entirety with respect to all Services as to which it is Service Recipient, (ii) with respect to any individual Service, or (iii) for any individual Service that is reasonably divisible and for which the applicable cost for the divisible portions of such Service can be reasonably calculated and allocated, with respect to any such divisible portion, in each case by ninety (90) days’ prior written notice to Service Provider (provided, for the avoidance of doubt, such notice is delivered after three (3) months from the Effective Date). Any termination of this Agreement or a Service (or divisible portion thereof) permitted pursuant to this Section 4.3 shall become effective on the last day of the calendar month of the date that is ninety (90) days following the later of: (i) the effective date of Service Recipient’s notice of termination; and (ii) any date after such effective date proposed by Service Recipient in such notice; provided that any termination of a particular Service (or divisible portion thereof) in accordance with this Section 4.3 shall automatically terminate all Services identified as dependent thereon as indicated in Schedule I or Schedule II, as applicable; provided, further, that, following any early termination of any Service (or divisible portion thereof) in accordance with this Section 4.3, Service Recipient shall reimburse Service Provider for any early termination charges, wind-down costs and other fees and costs payable or that have been committed to or paid in advance by Service Provider that arise as a result of the early termination of such Service (or divisible portion thereof) (“Early Termination Costs”), with such reimbursable charges, costs and fees to be invoiced by Service Provider, with reasonable supporting documentation, and paid by Service Recipient pursuant to Section 2.2; provided, further, that Service Provider shall use commercially reasonable efforts to minimize such Early Termination Costs.

Section 4.4 Effect of Termination. Upon expiration or termination of this Agreement or of any Service (or divisible portion thereof) provided hereunder, all rights and obligations of the Parties shall cease under the Agreement with respect to all Services (in the case of a termination of the Agreement) or with respect to such Service (or divisible portion thereof) (in the case of a termination of a particular Service or divisible portion thereof), except as provided in Section 4.5 and except that Service Recipient shall pay to Service Provider within sixty (60) days of the issuance of a final invoice, with such invoice being marked as final, following the expiration or termination of this Agreement or any Service (or divisible portion thereof), as the case may be, all amounts that are or that shall become due and payable as a result of the provision of the Services or terminated Service (or divisible portion thereof), as applicable, pursuant to this Agreement in the manner set forth in Article II. Without limiting the Parties’ obligations pursuant to Section 1.11 or any Sub-Schedule, upon notice of termination of this Agreement in accordance with its terms, with respect to any Service (or divisible portion thereof), for any reason or, in the event of expiration, for a reasonable period of time prior to such expiration, Service Provider shall reasonably cooperate, at Service Recipient’s request and expense with respect to any aspect of

20

such cooperation that is not the subject of the applicable Migration Plan or Sub-Schedule, in order to minimize the disruption to the Business of both Parties and to effect an orderly transition and transfer of the responsibility for such Service(s) (or divisible portion thereof) to Service Recipient, a Service Recipient Affiliate or to a third party designated by Service Recipient.

Section 4.5 Survival. Notwithstanding anything in this Agreement to the contrary, (a) Section 1.5, Section 1.11 (solely with respect to any portion of the Migration Plan that extends beyond the termination of the Agreement), Article II, Article III, Section 4.4, this Section 4.5, Article V and Article VII shall survive the expiration or termination of this Agreement and (b) the expiration or termination of this Agreement shall not act as a waiver of any breach of this Agreement and shall not act as a release of either Party for any liability or obligation incurred under this Agreement through the effective date of the expiration or termination.

ARTICLE V

CONFIDENTIALITY; INTELLECTUAL PROPERTY; DATA PRIVACY

Section 5.1 Definitions of Confidential Information; Disclosing Party and Receiving Party. “Confidential Information” shall mean any information or data of a Party or its Affiliates (the “Disclosing Party”) received or obtained by the other Party or its Affiliates (the “Receiving Party”) as a result of the exercise of the Receiving Party’s or Disclosing Party’s rights or the performance of the Receiving Party’s or Disclosing Party’s obligations under this Agreement, and includes any business, marketing, sales, technical information, trade secrets, processes, designs, data, plans, product or service specifications and information, prototypes, software, source code, customer and vendor information and lists, research, business opportunities, contracts and contract information, Personal Information and other information and materials related to or arising from the Services and which may be in any form or medium (except to the extent that such Information can be shown to have been (a) in the public domain or known to the public through no fault of the Receiving Party or its Affiliates, (b) lawfully acquired by the Receiving Party or its Affiliates from other sources not known by the Receiving Party to be subject to confidentiality obligations with respect to such Confidential Information or (c) independently developed by the Receiving Party or its Affiliates after the time of the Distribution without reference to or use of any Confidential Information). As used herein, by example and without limitation, Confidential Information shall mean any information of a Party marked as confidential, proprietary or privileged.

Section 5.2 Use and Disclosure Limitations. Notwithstanding any termination of this Agreement, each Party shall, and shall cause its Affiliates to, hold, and cause each of their respective officers, employees, agents, third-party vendors, consultants and advisors to hold, in strict confidence, at a standard of care no less than that used for its own Confidential Information (and in any event no less than a reasonable standard of care), to provide reasonable security for (including compliance with its own information security policies), and not to disclose or release, or except as otherwise required for a Party to fulfill its obligations and obtain the benefits to which it is entitled pursuant this Agreement, use, without the prior written consent of each Party to whom (or to whose Affiliate) the Confidential Information relates (which may be withheld in each such Party’s sole and absolute discretion), any and all Confidential Information concerning or belonging to another Party or any of its Affiliates; provided that each Party may disclose, or may permit disclosure of, such Confidential Information (i) to its (or any of its Affiliates) respective auditors,

21

attorneys, financial advisors, bankers and other appropriate employees, consultants and advisors who have a need to know such Confidential Information for auditing and other purposes and are informed of the confidentiality and non-use obligations to the same extent as is applicable to the Parties and in respect of whose failure to comply with such obligations, the applicable Party will be responsible, (ii) if any Party or any of its Affiliates is required or compelled to disclose any such Confidential Information by judicial or administrative process or by other requirements of Law or stock exchange rule, (iii) to the extent reasonably required for a Party (or any of its Affiliates) to enforce its rights under this Agreement, including in connection with any Proceeding by one Party (or any of its Affiliates) against any other Party (or any of its Affiliates) or in respect of claims by one Party (or any of its Affiliates) against the other Party (or any of its Affiliates) brought in a Proceeding, subject to reasonably acceptable protective measures, or (iv) to Governmental Entities in accordance with applicable procurement regulations and contract requirements. Notwithstanding the foregoing, with respect to clause (ii) or (iv) above, each Party, as applicable, shall promptly notify (to the extent permissible by Law) the Party to whom (or to whose Affiliate) the Confidential Information relates of the existence of such request, demand or disclosure requirement and shall provide such Party (or any applicable Affiliate) a reasonable opportunity to seek, at its expense, an appropriate protective order or other remedy, which such Parties shall, and shall cause their respective Affiliates to, cooperate in obtaining to the extent reasonably practicable. The Party who is (or whose Affiliate is) required to make such disclosure shall or shall cause its Affiliate to furnish, or cause to be furnished, only that portion of the Confidential Information that is legally required to be disclosed and shall take commercially reasonable steps to ensure that confidential treatment is accorded to such Confidential Information (at the expense of the Party seeking (or whose Affiliate is seeking) to limit such request, demand or disclosure requirement).

Section 5.3 Data Processing. To the extent that Service Provider or Service Recipient or their respective Affiliates process Personal Information on behalf of the other Party in performance or receipt of the Services, Service Provider and Service Recipient and their respective Affiliates agree to process Information, including Personal Information, in compliance with applicable Privacy Requirements and the Data Processing Addendum. To the extent that Service Provider and Service Recipient and their respective Affiliates process Information, including Personal Information, for digital analytics, marketing, advertising, research, planning, performance, measurement, and similar purposes, Service Provider and Service Recipient and their respective Affiliates agree to process Information in compliance with the Digital Tech Addendum.

Section 5.4 Destruction. Except (a) as expressly required under the respective records and information management policy applicable pursuant to Section 2.4, (b) as expressly prohibited by Law or (c) as permitted by a separate written agreement between the Parties, within thirty (30) days following request by the Disclosing Party after the expiration or termination of the applicable Service or the termination of this Agreement pursuant to Article IV, the Receiving Party shall, in compliance with applicable data destruction Laws, (i) if written, promptly return to the Disclosing Party or a nominated third party (in a format and a method defined by the Disclosing Party, with all reasonable, documented and pre-approved costs associated with converting and transferring the Information borne by the Disclosing Party) or destroy, at the Receiving Party’s option, such Confidential Information and any copies, extracts and summaries thereof and (ii) if digital or electronic, destroy or delete such Confidential Information, including all versions, extracts and summaries; provided, however, that the Receiving Party’s legal counsel may retain

22

one copy of the Confidential Information for legal retention (archival/evidentiary) purposes; and provided, further, that the Receiving Party may retain a copy of Confidential Information stored in its routine data back-up systems and in compliance with its generally applicable document retention policies, and such Confidential Information shall remain subject to the confidentiality obligations herein in perpetuity. Upon the Disclosing Party’s request, the destruction or deletion of Information called for pursuant to this Section 5.4 shall be certified in writing by a member of the Receiving Party’s senior management.

Section 5.5 Relief. The Receiving Party agrees that any unauthorized disclosure or use of Confidential Information may cause irreparable harm and result in significant commercial damage to the Disclosing Party. The Parties agree that the Disclosing Party shall be entitled to seek equitable relief, including an injunction and specific performance, in the event of any breach of the covenants regarding Confidential Information, in addition to all other remedies available at law and in equity.

Section 5.6 Intellectual Property.

(a) Nothing in this Agreement or in the performance, use or receipt of the Services under this Agreement shall be deemed to transfer, assign or otherwise convey any rights, title or interests in or to any Intellectual Property or proprietary rights (including rights in or to data or other Information) of one Party or its Affiliates to the other Party or its Affiliates, except as expressly set forth in this Section 5.6.

(b) If, in connection with the provision of any Service, any Intellectual Property, data or other Information is created, discovered, compiled or invented by either Service Provider or Service Recipient, or any of their respective Affiliates, as between the Parties, ownership of such Intellectual Property, data or other Information shall be determined in accordance with applicable Law unless otherwise specified in another agreement between the Parties, provided that to the extent that a Service comprises creation of data or other Information for a Service Recipient, such data or other Information shall be owned by Service Recipient, and each Party shall (and shall cause its Affiliates to) execute such assignments or other documents as may be reasonably required to effectuate the foregoing.

(c) If Service Provider or any of its Affiliates provides to Service Recipient or its Affiliates any Service, the receipt of which by Service Recipient or its Affiliates would, in the absence of a license (or sub-license) from Service Provider or its Affiliates, infringe, misappropriate or otherwise violate any Intellectual Property or other proprietary rights (including rights in or to data or other Information) owned by (or licensed to and sub-licensable without any required Third-Party Consent or the payment of any additional consideration by) Service Provider or its Affiliates (“Service Provider IP”), Service Provider, on behalf of itself and its Affiliates, hereby grants to Service Recipient and its Affiliates a non-exclusive, non-revocable (other than revocations in connection with a valid termination of a Service in accordance with Section 4.2), worldwide, royalty-free, fully paid-up license (or sublicense subject to the terms of the third-party license, as applicable), under such Service Provider IP, solely to the extent necessary for Service Recipient and its Affiliates to receive such Service in accordance with this Agreement and solely during the applicable Service Term.

23

(d) If Service Recipient or any of its Affiliates receives from Service Provider or its Affiliates any Service, the provision of which by Service Provider or its Affiliates would, in the absence of a license (or sub-license) from Service Recipients or its Affiliates, infringe, misappropriate or otherwise violate any Intellectual Property or other proprietary rights (including rights in or to data or other Information) owned by (or licensed to and sub-licensable without any required Third-Party Consent or the payment of any additional consideration by) Service Recipient or its Affiliates (“Service Recipient IP”), Service Recipient, on behalf of itself and its Affiliates, hereby grants to Service Provider and its Affiliates a non-exclusive, non-revocable (other than revocations in connection with a valid termination of a Service in accordance with Section 4.2), worldwide, royalty-free, fully paid-up license (or sublicense subject to the terms of the third-party license, as applicable), under such Service Recipient IP, solely to the extent necessary for Service Provider and its Affiliates to provide such Service in accordance with this Agreement and solely during the applicable Service Term.

(e) All rights and licenses with respect to Intellectual Property or other proprietary rights (including rights in or to data or other Information) not expressly granted in this Section 5.6 are expressly reserved by the relevant Party. Upon the termination or expiration of any Service pursuant to this Agreement, the license or sublicense, as applicable, to the relevant Intellectual Property or other proprietary rights (including rights in or to data or other Information) granted hereunder in connection with such Service shall automatically terminate (except to the extent such license or sublicense also applies to one or more Services that have not terminated or expired), and all licenses and sublicenses granted hereunder shall terminate immediately upon the expiration or earlier termination of this Agreement for any reason.

Section 5.7 Other Related Matters. With respect to any Service, and subject to Section 5.3, Service Recipient agrees that (a) all software, hardware or data, procedures and materials provided to Service Recipient or its Affiliates by or on behalf of Service Provider or its Affiliates in connection with such Service are solely for the use of Service Recipient and its Affiliates with respect to the SpinCo Business or the Company Business, as applicable, and solely for purposes of using such Service for the SpinCo Business or the Company Business, as applicable, (b) other than that which is owned by or subject to a separate license to Service Recipient, Service Recipient shall not, and shall cause its Affiliates not to, copy, modify, reverse engineer, decompile, distribute or in any way alter or make derivative works of any software, hardware or data used in performing such Service without Service Provider’s prior written consent, (c) other than that which is owned by or subject to a separate license to Service Provider, Service Provider shall not, and shall cause its Affiliates not to, copy, modify, reverse engineer, decompile, distribute or in any way alter or make derivative works of any software, hardware or data used in performing such Service without Service Recipient’s prior written consent, (d) Service Recipient shall, and shall cause its Affiliates to, comply with any and all reasonable usage guidelines pertaining to any Service and provided by or on behalf of Service Provider or its Affiliates, including any and all usage guidelines pertaining to software, data, or other Intellectual Property or proprietary rights, provided that compliance with such guidelines shall in no way limit the Parties’ rights and obligations set forth herein, and (e) Service Provider shall, and shall cause its Affiliates to, comply with any and all reasonable usage guidelines pertaining to any Service and received by or on behalf of Service Recipient or its Affiliates, including any and all usage guidelines pertaining to software, data, or other Intellectual Property or proprietary rights; provided that compliance with such guidelines shall in no way limit the Parties’ rights and obligations set forth herein.

24

ARTICLE VI

COMPUTER SYSTEMS ACCESS, SECURITY AND INTEGRITY

Section 6.1 Systems Access.

To the extent that Service Provider or Service Recipient or their respective Affiliates (including any third-party vendors engaged thereby and subject to Service Recipient’s prior written approval) are given access (each in such capacity, a “Guest User”) to the other’s information technology or communications systems, facilities, networks, equipment, data and databases (collectively, “Systems”) in connection with the performance of the Services, such Guest User shall comply with the other Party’s (each in such capacity, a “Host”) (a) Systems security policies, procedures and requirements made available to the Guest User from time to time (as such procedures may be amended by the Host from time to time), (b) Privacy Requirements, (c) agreed-upon security requirements set forth herein or in the Data and Content Security Addendum, Data Processing Addendum and Digital Tech Addendum, and (d) privacy policies ((a), (b), (c) and (d), collectively, the “Security Regulations”); provided that, such Security Regulations are materially consistent with the Security Regulations that the Host applies to its Affiliates. The Guest User shall not tamper with or circumvent any security measures employed by the Host, and shall use commercially reasonable efforts not to compromise any such security measures employed by the Host. For the avoidance of doubt, the Guest User must comply with the confidentiality obligations set forth in Article V for any Security Regulations made available to such Guest User under this Section 6.1. The Parties may agree to specific Systems access agreement(s); provided that such access agreement(s) shall not change the Parties’ rights or obligations set forth hereunder. The Guest User shall ensure that only those personnel specifically authorized to access the Host’s Systems on behalf of the Guest User do so and that such access is granted only on a strictly as-needed basis in accordance with least privileged access principles. For the avoidance of doubt, the Guest User’s access to the Systems shall be solely for purposes of, and to the extent necessary to, provide or receive the applicable Services in accordance with the terms of this Agreement. The Guest User shall use appropriate and reasonable technical, administrative and organizational measures to prevent unauthorized destruction, alteration or loss of information contained on the Host’s Systems. If at any time the Guest User determines, or the Host notifies the Guest User, that any Person has sought to circumvent or has circumvented the Host’s Security Regulations or other security, or that an unauthorized Person has accessed or may access the Host’s Systems, or that a Person has engaged in activities that may lead to the unauthorized access, destruction or alteration or loss of either Party’s data, information or software, the Guest User shall promptly terminate or take other reasonable measures to block any such Person’s access to the Host’s Systems and promptly notify the Host thereof until such activities are remediated to the reasonable satisfaction of the Host. Without limiting the Guest User’s obligations stated in the foregoing sentence, the Host may revoke such Guest User’s personnel’s Systems credentials and privileges or otherwise take measures to protect the Systems from such personnel for so long as the Host determines, on a good faith basis, that they present a threat to the Systems. Each Host shall be provided with reasonably sufficient access, at reasonable times upon reasonable notice (email to the applicable Service Coordinator or its designee shall be deemed sufficient to satisfy such notice), to audit the Guest User’s use of the Host’s Systems and compliance with the Host’s Security Regulations. The Guest User and Host shall use commercially reasonable efforts upon the termination or expiration of any Services to ensure that all applicable user IDs and passwords assigned to the Guest User are cancelled.

25

Section 6.2 Data Breaches.

A Party that experiences any actual or reasonably suspected unauthorized access to or acquisition, disclosure, destruction, loss, alteration or use of Personal Information transmitted, stored or otherwise processed by such Party (a “Data Breach”) pursuant to this Agreement shall notify the other Party in accordance with Privacy Requirements and the Data and Content Security Addendum, Data Processing Addendum and Digital Tech Addendum.

Section 6.3 Virus Protection.

Both Parties agree to implement and maintain the regular use of Virus protection software programs to prevent Viruses from being coded or introduced into the Systems used in connection with the Services, including any of Service Provider’s or Service Recipient’s or their respective Affiliates’ proprietary Systems, and shall promptly implement appropriate Virus protection updates issued by applicable third-party vendors and publishers. If a Virus is found to have been introduced into the Systems used in connection with the Services, the Parties shall reasonably cooperate to eradicate and reduce the effects of such Virus and, if the Virus causes a loss of operational efficiency or loss of data, reasonably cooperate to mitigate any losses of operational efficiency or data caused by the Virus.

ARTICLE VII

GENERAL PROVISIONS

Section 7.1 Dispute Resolution.

(a) Any dispute arising out of or in connection with this Agreement shall initially be submitted for resolution pursuant to the provisions of this Section 7.1 before any Party may commence any Proceeding (other than a Proceeding solely for temporary injunctive relief) pursuant to Section 7.2(a).

(b) Any dispute shall initially be submitted to the Service Coordinators for resolution. Service Provider and Service Recipient shall cause their respective Service Coordinator to act in good faith in connection with the negotiation and resolution of the dispute.

(c) In the event the Service Coordinators fail to resolve a dispute within twenty (20) Business Days of the submission of such dispute for resolution pursuant to Section 7.1(b), then the dispute shall be submitted to the executives identified on Schedule [•], or their respective successors. Such individuals shall cooperate in good faith to attempt to conclusively resolve any such dispute together.

(d) If the individuals specified in Section 7.1(c) cannot resolve a dispute within twenty (20) Business Days of the referral of the dispute to them for resolution pursuant to Section 7.1(c), either Party may commence a Proceeding pursuant to Section 7.2.

26

Section 7.2 Governing Law and Venue; Waiver of Jury Trial.

THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAW PRINCIPLES THEREOF (OR ANY OTHER JURISDICTION) TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.

(a) Each of the Parties agrees that: (i) it shall bring any Proceeding in connection with, arising out of or otherwise relating to this Agreement, any instrument or other document delivered pursuant to this Agreement or the transactions contemplated hereby exclusively in the Chosen Courts; and (ii) solely in connection with such Proceedings, (A) it irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) it waives any objection to the laying of venue in any Proceeding in the Chosen Courts, (C) it waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 7.7 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 7.2(a) or that any order issued by the Chosen Courts may not be enforced in or by the Chosen Courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence any Proceeding or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 7.2(a).

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY BE IN CONNECTION WITH, ARISE OUT OF OR OTHERWISE RELATE TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY PROCEEDING, DIRECTLY OR INDIRECTLY, IN CONNECTION WITH, ARISING OUT OF OR OTHERWISE RELATING TO THIS AGREEMENT, ANY INSTRUMENT OR OTHER DOCUMENT DELIVERED PURSUANT TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HEREBY ACKNOWLEDGES AND CERTIFIES (i) THAT NO REPRESENTATIVE OF THE OTHER PARTIES, AS THE CASE MAY BE, HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTIES WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) IT MAKES THIS WAIVER VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, ACKNOWLEDGMENTS AND CERTIFICATIONS CONTAINED IN THIS SECTION 7.2(b).

27

Section 7.3 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of this Agreement. If any provision of this Agreement or the application of such provision to any Person or any circumstance is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith, shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision, covenant or restriction to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

Section 7.4 Modification or Amendment; Waiver.

(a) This Agreement may not be modified or amended except by an agreement in writing specifically designated as an amendment hereto signed by each of the Parties. Any provision of this Agreement may be waived, if and only if, such waiver is in writing and signed by the Party against which the waiver is to be effective.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 7.5 Assignment. Neither this Agreement nor any right or obligation hereunder may be directly or indirectly assigned, or transferred by either Party in whole or in part, to any Person, by operation of law or otherwise, whether voluntarily or involuntarily, without the other Party’s prior written consent, except in the event of a Change of Control of a Party, in which case such Party undergoing the Change of Control shall provide the other Party with prior written notice thereof. In the event of any such permitted Change of Control, the Parties acknowledge and agree that the Services shall continue to be provided only to those entities receiving Services hereunder as of the date of such permitted assignment or Change of Control. No assignment or Change of Control hereunder shall increase the obligations for which the non-assigning Party would have been liable hereunder in the absence of such assignment. Any assignment in violation of this Section 7.5 shall be void and of no effect ab initio. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

Section 7.6 No Third-Party Beneficiaries. Except in respect of the indemnification obligations expressly provided for in Section 3.2 and Section 3.3, there shall be no third-party beneficiaries of this Agreement, or any exhibit, annex or schedule hereto, and none of them shall confer on any Person other than the Parties or their Affiliates any claim, cause of action, right or remedy.

28

Section 7.7 Notice. All notices, requests, instructions, consents, claims, demands, waivers, approvals and other communications to be given or made hereunder by one or more Parties to one or more of the other Parties, as the case may be, shall be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that the email transmission is promptly confirmed by telephone or in writing by the recipient thereof (excluding out-of-office replies or other automatically generated responses). Such communications shall be sent to the respective Party at the following street addresses or email addresses or at such other street address or email address for a Party, as the case may be, as shall be specified for such purpose in a notice given in accordance with this Section 7.7:

To SpinCo:

[Delight Global Media, Inc.]

[•]

Attention: [•]

Email:    [•]

To the Company:

[New Wonder]

[•]

Attention: [•]

Email:    [•]

Section 7.8 Entire Agreement. This Agreement (including the exhibits, schedules and addendums hereto) constitutes the entire agreement and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter hereof.

Section 7.9 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 7.10 Interpretation and Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

29

(b) The Preamble, and all Recital, Article, Section, Subsection, Schedule, Annex and Exhibit references used in this Agreement are to the recitals, articles, sections, subsections, schedules, annexes and exhibits to this Agreement unless otherwise specified herein.

(c) Except as otherwise expressly provided herein, for purposes of this Agreement: (i) the terms defined in the singular have a comparable meaning when used in the plural and vice versa; (ii) words importing the masculine gender shall include the feminine and neutral genders and vice versa; (iii) whenever the word “includes” or “including” is used, it shall be deemed to be followed by the words “without limitation”; (iv) the word “or” is not exclusive; (v) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (vi) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”; and (vii) a reference to any Person includes such Person’s successors and permitted assigns.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) Except as otherwise expressly provided herein, the term “dollars” and the symbol “$” mean United States Dollars.

(f) Except as otherwise expressly provided herein, all references in this Agreement to any Law include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and shall also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith.

(g) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(h) Neither the specification of any dollar amount in any representation or warranty set forth in this Agreement nor the inclusion of any specific item in any schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any schedule is or is not material for purposes of this Agreement. Neither the specification of any item or matter in any representation or warranty set forth in this Agreement nor the inclusion of any specific item in any schedule is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business, and no Party shall use the fact of the setting forth or the inclusion of any specific item or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in any schedule is or is not in the ordinary course of business for purposes of this Agreement.

30

Section 7.11 Inconsistency. In the event of any inconsistency between the terms of this Agreement and Schedule I or Schedule II, as applicable, in each case, hereto, the terms of this Agreement shall control, unless and to the extent any provision in Schedule I or Schedule II addresses a matter more comprehensively than this Agreement, in which case, the terms of the applicable Schedule shall control solely with respect to that specific matter. In the event of any inconsistency between the terms of this Agreement and the Separation and Distribution Agreement, the terms of the Separation and Distribution Agreement shall control, unless and to the extent any provision in this Agreement addresses a matter more comprehensively than the Separation and Distribution Agreement, in which case, the terms of this Agreement shall control solely with respect to that specific matter.

Section 7.12 Force Majeure. Subject to Section 1.10(a), neither Party shall be liable in any manner for failure or delay of performance of all or part of this Agreement (other than payment obligations), directly or indirectly, owing to any acts of God, acts, orders, restrictions or interventions of any civil, military or government authority, wars (declared or undeclared), hostilities, invasions (including the invasion of and acts of war on Ukraine by Russia commencing in February of 2022), revolutions, rebellions, insurrections, terrorist acts, sabotages, embargoes, epidemics or pandemics or public health emergencies, strikes or other labor disturbances, civil disturbances, riots, fires, floods, storms, explosions, earthquakes, nuclear accidents, power or other utility failures, disruptions or other failures in Internet or other telecommunication lines, networks and backbones, delays in transportation, losses or destruction of property, changes in Laws, or any other similar causes or circumstances, in each case to the extent beyond the reasonable control of such Party, its Affiliates or third-party vendors providing Services on behalf of Service Provider, as applicable (each, a “Force Majeure Event”); provided that such Party treats the other Party in dealing with such Force Majeure Event consistent with the manner in which it treats its own Business. Upon the occurrence of a Force Majeure Event, the Party whose performance is prevented or delayed shall provide written notice as soon as reasonably practicable to the other party and shall use commercially reasonable efforts to cure such failure or delay. Following such notice, the Parties shall promptly confer, in good faith, on what action may be taken to minimize the impact on both Parties of such Force Majeure Event. For the avoidance of doubt, in the event Service Provider is excused from supplying a Service pursuant to this Section 7.12, Service Recipient shall have no liability to Service Provider for the Service Fees associated with such Service during the period that such Service was not provided.

Section 7.13 Compliance with Law. Each Party shall comply in all material respects with applicable requirements of Law applicable to its activities in connection with this Agreement (including import and export control). Subject to Section 1.3(c), if either Party receives notice from a Governmental Entity that it is in violation of a Law as a result of such Party’s provision of a Service, the Parties shall mutually cooperate such that the Service may be provided in a way that is not in violation; provided that none of Service Provider or any of its Affiliates shall have any liability for discontinuing its provision of any such Service until the Parties mutually agree in writing to the appropriate changes of such Service.

31

Section 7.14 No Set-Off. The obligations of each Party shall not be subject to setoff for non-performance or any monetary or non-monetary claim by the other Party or any of its respective Affiliates under any other agreement between the Parties or any of their respective Affiliates.

Section 7.15 Definitions.

For purposes of this Agreement, capitalized terms (including, with correlative meaning, their singular and plural variations) have the meanings ascribed to such terms in EXHIBIT A or as otherwise defined elsewhere in this Agreement.

[Signature Page Follows]

32

IN WITNESS WHEREOF, each of the Parties has caused this Transition Services Agreement to be executed as of the date first above written.

[DELIGHT GLOBAL MEDIA, INC.]

By:
Name:
Title:

[Signature Page to Transition Services Agreement]

[NEW WONDER]

By:
Name:
Title:

[Signature Page to Transition Services Agreement]

EXHIBIT A

DEFINITIONS

The following terms when used in this Agreement shall have the following definitions:

“Additional Services” has the meaning set forth in Section 1.3(b).

“Affiliates” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person (for purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of capital stock, voting securities or other equity interests, by Contract or otherwise). It is expressly agreed that none of Parent, SpinCo or any of their respective Affiliates shall be deemed to be an Affiliate of the other solely by reason of having one or more directors in common or by reason of having been under common control prior to the Distribution.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Service Provider Account” has the meaning set forth in Section 2.2.

“Authorized Agents” means, with respect to each Service Recipient, such Recipient’s and its Affiliates’ respective agents, representatives, and professional advisors (including internal auditors, co-sourced or outsourced audit service providers, consultants, and external auditors).

“Business” means the Company Business or the SpinCo Business, as applicable.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks in the City of New York, New York or the City of Wilmington, Delaware is required or authorized by Law to close.

“Change of Control” means the occurrence of any of the following events, either with respect to Service Provider or Service Recipient, as applicable: (i) an acquisition of a Party by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation but excluding any merger effected exclusively for the purpose of changing the domicile of such Party); or (ii) a sale of all or substantially all of the assets of a Party, so long as in either case such Party’s stockholders of record immediately prior to such sale, immediately after such sale, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity; provided that a transfer by one Party to a wholly owned Subsidiary of the ultimate parent company of such Party is not a Change of Control.

“Chosen Courts” means the courts of the State of Delaware or the United States District Court for the State of Delaware, which courts shall have exclusive jurisdiction for such purposes.

“Company” has the meaning set forth in the Preamble.

“Company Business” has the meaning set forth in the Separation and Distribution Agreement.

“Confidential Information” has the meaning set forth in Section 5.1.

“Contract” means any written contract, agreement, lease, license, note, mortgage, indenture, arrangement or other obligation.

“Cybersecurity Incident” means unauthorized access to or infiltration of information technology systems that results in the unauthorized access to, encryption or exfiltration of Personal Information or other Confidential Information or the unavailability, disruption or other corruption of such information technology systems.

“Damages” means any loss, damage, injury, claim, demand, settlement, judgment, award, fine, penalty, fee (including reasonable out of pocket attorneys’ or advisors’ fees), charge, cost (including reasonable costs of investigation or capital expenditures) or expense of any nature and including amounts paid or payable to third parties in respect of any third-party claim for which indemnification hereunder is otherwise required.

“Damages Cap” has the meaning set forth in Section 3.4(b).

“Data Breach” has the meaning set forth in Section 6.2.

“Data and Content Security Addendum” means the Data and Content Security Addendum, attached hereto as Exhibit B and incorporated herein by reference.

“Data Processing Addendum” means the Data Processing Addendum attached hereto as Exhibit C and incorporated herein by reference.

“Data Protection Regulation” has the meaning set forth in the Data Processing Agreement.

“Defaulting Party” has the meaning set forth in Section 4.2.

“Direct Damages” means Damages that are not Indirect Damages.

“Digital Tech Addendum” means the Digital Tech Addendum, attached hereto as Exhibit D and incorporated herein by reference.

“Disclosing Party” has the meaning set forth in Section 5.1.

“Distribution” has the meaning set forth in the Separation and Distribution Agreement.

“Early Termination Costs” has the meaning set forth in Section 4.3.

“Effective Date” has the meaning set forth in the Preamble.

“Employee Matters Agreement” has the meaning set forth in the Separation and Distribution Agreement.

“Equipment and Systems” has the meaning set forth in Section 1.6(e).

“Excluded Services” has the meaning set forth in Section 1.3(a).

“Fee Dispute” has the meaning set forth in Section 2.2.

“Force Majeure Event” has the meaning set forth in Section 7.12.

“Forward Services” has the meaning set forth in the Recitals.

“GAAP” means United States generally accepted accounting principles.

“GDPR” has the meaning set forth in the in the Data Processing Agreement.

“Governmental Entity” means any United States, non-United States, supranational or transnational governmental (including public international organizations), quasi-governmental, regulatory or self-regulatory authority, agency, commission, body, department or instrumentality or any court, tribunal or arbitrator or other entity or subdivision thereof or other legislative, executive or judicial entity or subdivision thereof, in each case, of competent jurisdiction, in each case.

“Guest User” has the meaning set forth in Section 6.1.

“Host” has the meaning set forth in Section 6.1.

“Indemnifying Party” has the meaning set forth in Section 3.2.

“Indemnitees” has the meaning set forth in Section 3.2.

“Indirect Damages” has the meaning set forth in Section 3.4(a).

“Information” means all information in written, oral, electronic, computerized, digital or other tangible or intangible media; provided that the term “Information” does not include any Intellectual Property rights, embodied in any of the foregoing in this definition.

“Intellectual Property” means, collectively, all U.S. and foreign intellectual property rights, whether registered or unregistered, and whether statutory, common law or otherwise, including all such rights in (a) patents and patent applications, including divisions, continuations, continuations-in-part, extensions, reissues, reexaminations, and any other governmental grant for the protection of inventions or industrial designs (“Patents”); (b) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, designs, symbols, trade dress, trade names, Internet domain names, social media handles, and other indicia of source or origin, including all applications and registrations for the foregoing and any renewals thereof, and all goodwill associated therewith and symbolized thereby (“Trademarks”); (c) published and unpublished works of authorship in any media (including Software, source code, object code, information, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, including all renewals, extensions, restorations and reversions thereof, and including all derivative, compilation and ancillary rights of every kind, whether now known or hereafter recognized, related to copyrights (“Copyrights”); (d) trade secrets and all other confidential and proprietary information, including, rights in know-how, processes, schematics, business methods, formulae, technical data, specifications, operating and maintenance manuals, drawings, prototypes, models, designs, customer lists and supplier lists; and (e) moral rights, rights of publicity and rights of privacy; including in each case of clauses (a) through (e) the right to sue and recover damages and obtain other relief for past, present, and future infringement, misappropriation, dilution or other violation thereof (as applicable).

“Invoice Review” has the meaning set forth in Section 2.4.

“Laws” means any federal, state, local, foreign, international or transnational law, statute, ordinance, common law, rule, regulation, standard, judgment, determination, order, writ, injunction, decree, arbitration award, treaty, agency requirement, authorization, license, permit, requirement or rule of law (including common law) or other binding directives, in each case, enacted, promulgated, issued, entered into or taken by any Governmental Entity or any rule or requirement of any securities exchange.

“Lookback Period” means the twelve (12) month period immediately preceding the Effective Date.

“Migration Plan” has the meaning set forth in Section 1.11.

“Omitted Services” has the meaning set forth in Section 1.3(a).

“Omitted Services Standard” has the meaning set forth in Section 1.3(a).

“Parties” and “Party” have the meanings set forth in the Preamble.

“Person” means any individual, firm, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, joint stock company, estate, trust, incorporated or unincorporated association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means any Information that is processed in connection with the provision of Services relating to or reasonably capable of being associated with an identified or identifiable person, device or household, including, but not limited to: (a) a natural person’s name, street address or specific geolocation information, date of birth, telephone number, email address, online contact information, photograph, biometric data, Social Security number, driver’s license number, passport number, tax identification number, any government-issued identification number, financial account number, or credit card number, any information that would permit access to a financial account, a user name and password that would permit access to an online account, health information, insurance account information, personal characteristics such as race or ethnicity, marital status, sexuality, or gender, any persistent identifier such as a customer number held in a cookie, an Internet protocol address, a processor or device serial number, user ID, advertising ID, or a unique device identifier; (b) “personal data,” “personal information,” “protected health information,” “nonpublic personal information,” or other similar terms as defined by Privacy Requirements; or (c) any other Information that allows the identification of a natural person.

“Privacy Requirements” means any applicable national, federal, state or provincial data privacy or data protection Law or regulation of the jurisdictions in which the Services are performed, data subjects reside or Personal Information is processed, as amended or introduced from time to time, including but not limited to the Data Protection Regulation, GDPR, UK GDPR, Canada’s Personal Information Protection and Electronic Documents Act, Japan’s Act on Protection of Personal Information, California Consumer Privacy Act (as amended by the California Privacy Rights Act of 2020), and the Federal Data Protection Act of 19 June 1992 (Switzerland); together with: any guidance, directions, decisions, determinations, codes of practice, orders, notices or demands issued by any supervisory authority or other competent authority; and any associated binding judgments of any competent tribunal, regulatory body, or court of law; each as applicable and as amended, supplemented, substituted or replaced from time to time.

“Proceeding” means any action, cause of action, claim, demand, litigation, suit, investigation, grievance, citation, summons, subpoena, inquiry, audit, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Receiving Party” has the meaning set forth in Section 5.1.

“Reverse Services” has the meaning set forth in the Recitals.

“Security Regulations” has the meaning set forth in Section 6.1.

“Separation” has the meaning set forth in the Recitals.

“Separation and Distribution Agreement” has the meaning set forth in the Recitals.

“Service” and “Services” have the meanings set forth in the Recitals.

“Service-Specific Personnel” has the meaning set forth in Section 1.8(d).

“Service Coordinator” and “Service Coordinators” have the meanings set forth in Section 1.8(a).

“Service Failure” has the meaning set forth in Section 3.1(a).

“Service Fee” and “Service Fees” have the meanings set forth in Section 2.1.

“Service Provider” means either Party, as applicable, in its capacity as a provider of any Service under this Agreement.

“Service Provider Error” has the meaning set forth in Section 3.1(a).

“Service Provider IP” has the meaning set forth in Section 5.6(c).

“Service Provider Service Failure” has the meaning set forth in Section 3.1(a).

“Service Recipient” means either Party, as applicable, in its capacity as a recipient of any Service under this Agreement.

“Service Recipient IP” has the meaning set forth in Section 5.6(d).

“Service Standard” has the meaning set forth in Section 1.2(a).

“Service Term” has the meaning set forth in Section 4.1.

“SOX” has the meaning set forth in Section 2.5(b).

“SpinCo” has the meaning set forth in the Preamble.

“SpinCo Business” has the meaning set forth in the Separation and Distribution Agreement.

“Subsidiaries” means with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by, or is, such Person or by one or more of its Subsidiaries.

“Systems” has the meaning set forth in Section 6.1.

“Tax Matters Agreement” has the meaning set forth in the Separation and Distribution Agreement.

“Taxes” has the meaning set forth in the Tax Matters Agreement.

“Term” has the meaning set forth in Section 4.1.

“Third-Party Consents” has the meaning set forth in Section 1.7(a).

“Third-Party Vendor Error” has the meaning set forth in Section 3.1(b).

“Third-Party Vendor Service Failure” has the meaning set forth in Section 3.1(b).

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“UK GDPR” has the meaning set forth in the Data Processing Agreement.

“Virus” means any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” “malicious logic,” software routines, devices, effects, computer codes, programs or hardware components or other undisclosed feature or file that would (a) enable or assist any Person to access, without authorization, any software, firmware, middleware, hardware, network, data or other Systems element, or (b) disrupt, disable, harm, erase or otherwise impede in any manner the operation or functionality of the foregoing features or files, any portion thereof or any other software, firmware, middleware, hardware, network, data or other Systems element, except as disclosed in the documentation therefor.

Schedule I

Forward Services and Fees

[Attached.]

Schedule II

Reverse Services and Fees

[Attached.]

Schedule III

Excluded Services

[Attached.]

Schedule IV

Dependent Services

[Attached.]